Exhibit 15.4

 REPORT  Technical Report Summary of the Rhyolite Ridge Lithium-Boron Project  for ioneer Ltd.  Submitted to:  ioneer Ltd.  Suite 5.03  Level 5, 140 Arthur Street North Sydney, NSW 2060  Submitted by:  WSP USA Inc.  701 Emerson Road, Suite 250, Creve Coeur, MO, 63141  T+ 1 314-984-8800  Effective Date: October 25, 2023

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Date and Signature Page

This Report is effective as of October 25, 2023.

Author	Section(s)	Signature
Jerry DeWolfe	1.1-1.5, 1.10, 2-6, 7.1-7.2, 8-9.1, 11, 20, 22.0, 22.1, 23.1, 24	
Terry Kremmel	1.6-1.7, 1.10, 9.3.2, 9.3.4-9.3.11, 12, 13.1.3, 13.2-13.4, 18, 19, 21, 22.2, 23.2, 25	
Peter Ehren	1.4, 1.7, 9.2.1, 9.2.2, 10, 14, 18, 21, 22.2.1.1	
Tamer Atiba	1.7, 15, 18, 22.2.1.6	
Matt Weaver	1.7, 15, 18, 22.1.1.6	
Brent Johnson	7.3, 9.3.3, 13.1.2, 22.2.1.5	
Marc Orman	9.3.1, 13.1.1, 22.2.1.3	
Nicholas Rocco	7.4, 9.2.3, 15.7, 17.2.5, 17.2.6, 17.6.2.3, 22.2.1.2	
Richard Delong	1.8, 17, 22.2.1.9, 22.2.2.2	
Yoshio Nagai	1.9, 9.4, 16, 22.2.1.11, 22.2.2.3

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table of Contents

1.0 EXECUTIVE SUMMARY 1-1

1.1 Property Description and Ownership 1-1

1.2 Geology and Mineralization 1-1

1.3 Status of Exploration 1-2

1.4 Development and Operations 1-2

1.5 Mineral Resource Estimate 1-4

1.6 Mineral Reserve Estimate 1-8

1.7 Capital and Operating Costs 1-10

1.8 Permitting Requirements 1-11

1.9 Marketing 1-11

1.10 QP's Conclusions and Recommendations 1-12

2.0 INTRODUCTION 2-1

2.1 Registrant Information 2-1

2.2 Terms of Reference and Purpose 2-1

2.3 Sources of Information 2-6

2.4 Personal Inspection Summary 2-7

2.5 Previously Filed Technical Report Summary Reports 2-8

3.0 PROPERTY DESCRIPTION 3-1

3.1 Property Location 3-1

3.2 Mineral Rights 3-3

3.3 Significant Encumbrances to the Property 3-7

3.4 Other Significant Factors and Risks Affecting Access Title, or the Right or Ability to Perform Work on the Property 3-8

3.5 Royalty Payments 3-9

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 4-1

4.1 Topography and Land Description 4-1

4.2 Access to the Property 4-2

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4.3 Climate Description 4-2
4.4 Availability of Required Infrastructure 4-3
5.0 HISTORY 5-1
5.1 Exploration and Ownership History 5-1
5.2 Development and Production History 5-1
6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT 6-1
6.1 Regional Geology 6-1
6.2 Local and Property Geology 6-2
6.3 Mineralization 6-7
7.0 EXPLORATION 7-1
7.1 Exploration Work 7-1
7.2 Geological Exploration Drilling 7-5
7.3 Hydrogeological Drilling and Sampling 7-11
7.4 Geotechnical Drilling and Sampling 7-17
8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY 8-1
8.1 Site Sample Preparation Methods and Security 8-1
8.2 Laboratory Sample Preparation Methods and Analytical Procedures 8-4
8.3 Quality Control and Quality Assurance Programs 8-5
8.4 QP's Opinion Regarding Sample Preparation, Security and Analytical Procedures 8-7
9.0 DATA VERIFICATION 9-1
9.1 Exploration and Mineral Resource Data Verification 9-1
9.2 Metallurgy and Processing 9-4
9.3 Mining and Mineral Reserve Data Verification 9-5
9.4 Marketing 9-8
10.0 MINERAL PROCESSING AND METALLURGICAL TESTING 10-1
10.1 Metallurgical Testing and Analytical Procedures 10-1
10.2 Representativeness of Metallurgical Testing 10-9
10.3 Laboratory Used for Metallurgical Testing 10-9

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

10.4 Recovery Estimates 10-9

10.5 QP's Opinion 10-10

11.0 MINERAL RESOURCE ESTIMATES 11-1

11.1 Key Assumptions, Parameters, and Methods 11-1

11.2 Mineral Resource Estimate 11-15

11.3 Basis for Establishing the Prospects of Economic Extraction for Mineral Resources 11-18

11.4 Mineral Resource Classification 11-22

11.5 Mineral Resource Uncertainty Discussion 11-23

11.6 QP's Opinion on Factors that are Likely to Influence the Prospect of Economic Extraction 11-25

12.0 MINERAL RESERVE ESTIMATES 12-1

12.1 Key Assumptions, Parameters, and Methods 12-1

12.2 Modifying Factors 12-2

12.3 Mineral Reserve Classification 12-17

12.4 Mineral Reserve Estimate 12-17

12.5 QP's Opinion on Risk Factors that could Materially Affect the Mineral Reserve Estimates 12-20

13.0 QUARRY METHODS 13-1

13.1 Parameters Relative to the Quarry Design and Plans 13-1

13.2 Mine Design Factors 13-8

13.3 Stripping and Backfilling Requirements 13-15

13.4 Mining Fleet, Machinery, and Personnel Requirements 13-16

14.0 PROCESSING AND RECOVERY METHODS 14-1

14.1 Process Flow Diagram 14-3

14.2 Lithium Hydroxide Circuit (Future Phase) 14-6

14.3 Process Development 14-8

14.4 Additional Required Plant Infrastructure 14-11

14.5 Processing Plant Throughput and Design, Equipment Characteristics, and Specifications 14-11

14.6 Projected Requirements for Energy, Water, Process Materials, and Personnel 14-17

14.7 Updated Process Work for Low-Boron Content Resource Units 14-23

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15.0 INFRASTRUCTURE 15-1
15.1 Land Availability 15-5
15.2 Onsite Power Plant 15-5
15.3 Water Usage 15-5
15.4 Site Access and Infrastructure 15-5
15.5 Labor and Accommodation 15-7
15.6 Sulphuric Acid Plant 15-7
15.7 Spent Ore Storage Facility 15-8
16.0 MARKET STUDIES 16-1
16.1 Lithium 16-1
16.2 Boric Acid 16-4
16.3 Contracts 16-7
17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS 17-1
17.1 Environmental Studies 17-1
17.2 Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management during Operations and After Mine Closure 17-13
17.3 Permitting Requirements 17-17
17.4 Plans, Negotiations, or Agreements with Local Individuals or Groups 17-20
17.5 Descriptions of any Commitments to Ensure Local Procurement and Hiring 17-20
17.6 Mine Closure Plans 17-20
17.7 QP's Opinion on the Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups 17-28
18.0 CAPITAL AND OPERATING COSTS 18-1
18.1 Capital Cost Estimate 18-1
18.2 Operating Cost Estimate 18-5
18.3 Risks Associates with the Specific Engineering Estimation Methods used to Arrive at the Estimates 18-10
19.0 ECONOMIC ANALYSIS 19-1
19.1 Demonstration of Economic Viability 19-1

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

19.2 Principal Assumptions 19-1
19.3 Cashflow Forecast 19-3
19.4 Sensitivity Analysis 19-8
20.0 ADJACENT PROPERTIES 20-1
21.0 OTHER RELEVANT DATA AND INFORMATION 21-1
22.0 INTERPRETATION AND CONCLUSIONS 22-1
22.1 Mineral Resources 22-1
22.2 Mineral Reserves 22-2
23.0 RECOMMENDATIONS 23-1
23.1 Mineral Resources 23-1
23.2 Mineral Reserves 23-2
24.0 REFERENCES 24-1
25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT 25-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  TABLES  Table 1.1: Mineral Processing  Table 1.2: Mineral Resource Estimate - Rhyolite Ridge Project (March 2023) Table 1.3: Mineral Reserve Estimate - Rhyolite Ridge Project  Table 2.1: Terms of Reference  Table 3.1: SLB, SLM, and RR Lode Mining Claims Table 6.1: Stratigraphic Column – South Basin Table 7.1: Summary of Exploration Campaigns  Table 7.2: Exploration Drilling Summary – Geological  Table 7.3: Summary of Mean Core Recovery and RQD by Drilling Program and Target Zone Table 7.4: Summary of Hydrogeological Wells and Monitoring Sites  Table 7.5: Summary of Geotechnical Exploration Locations Table 8.1: Sampling Summary by Drill Program and Drill Type  Table 8.2: Summary of Assay Samples by Model Unit and Drill Type Table 8.3: Summary of QA/QC Samples by Drilling Program and Type Table 9.1: Summary of Validated Drill Holes by Type and Drilling Program Table 10.1: FS Metallurgical Testing and Results  Table 10.2: Rhyolite Ridge Production Recoveries for Lithium and Boron Table 11.1: Summary of Variogram Model Parameters  Table 11.2: Summary of Geological Units and Surfaces Modeled Table 11.3: Differentiated S3 Subunits  Table 11.4: Differentiated S3 Subunit Thickness Summary Statistics Table 11.5: Summary of Modeling and Interpolation Parameters Table 11.6: Summary of Block Model Parameters  Table 11.7: Summary of Density Data by Unit  Table 11.8: Mineral Resource Estimate – South Basin Rhyolite Ridge (March 31, 2023) Table 11.9: Mineral Resource Quarry Shell Parameters  Table 11.10: Mineral Resources Uncertainty  Table 12.1: Economic Criteria Applied to the Cut-off Grade Estimate and Quarry Optimization Exercise from the 2020 FS  Table 12.2: Rhyolite Ridge Cut-off Grade Estimate Table 12.3: Pit Targeting Assumptions  vii

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 12.4: Summary of the Results of the Pit Targeting Exercise  Table 12.5: Pit Design Tonnages, ROM Ore Grades, and Equivalent Contained Metals  Table 12.6: Summary of ROM and Saleable Product Mineral Reserves as of March 17, 2020, Based on a Fixed Price of Boric Acid and Lithium Carbonate  Table 13.1: Summary of EnviroMINE Stage 1 Quarry Design Parameters Table 13.2: Summary of EnviroMINE Stage 2 Quarry Design Parameters Table 13.3: Summary of Annual Material Movement  Table 13.4: Overburden Storage Facility Design Storage Capacities (MCY) Table 13.5: Summary of Quarry-Related Equipment  Table 13.6: Quarry Equipment Performance Factors through Production Year 5 Table 13.7: Quarry Equipment Performance Factors After Production Year 5 Table 13.8: Estimated Loader, Dozer, and Drill Production Rates  Table 13.9: Summary of Estimated Loader and AHT Productivities for the Autonomous Haulage Scenario Table 13.10: Summary of Annual Quarry Equipment Requirements for Autonomous Haulage  Table 14.1: Design Criteria - Process Summary Table 14.2: Operating Schedule and Availability  Table 14.3: Summary - Ore Handling, Sizing, and Storage Table 14.4: Summary - Vat Leach Plant  Table 14.5: Summary - Evaporation and Crystallization Table 14.6: Summary - Boric Acid Circuit  Table 14.7: Summary - Lithium Carbonate Circuit  Table 14.8: Major Plant Equipment Summary - Processing Facilities Table 14.9: Reagent Consumption  Table 14.10: Personnel by Class  Table 14.11: Characterization of Mineralization in South Basin Table 15.1: SOSF Operational Parameters  Table 15.2: Properties of Composite Materials Table 15.3: Properties Used in Stability Analysis Table 15.4: Summary of Seismic Criteria  Table 16.1: ioneer Lithium Carbonate and Lithium Hydroxide Price Assumptions (US$/short ton) Table 16.2: Wood Mackenzie Lithium Carbonate and Lithium Hydroxide Pricing (US$/metric ton) Table 16.3: ioneer Boric Acid Price Assumptions - $USD per short ton  Table 16.4: Contracts for technical-grade lithium carbonate and boric acid  viii

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 17.1: Summary of Baseline Studies  Table 17.2: Design Storm Events (24-hour Duration)  Table 17.3: Summary of Underdrain Pond Storage Requirements Table 17.4: Summary of Stormwater Management Design Criteria  Table 17.5: Rhyolite Ridge Project Permits Register (Fluor Enterprises Inc., 2020a)  Table 18.1: Engineering and Estimate Responsibilities Matrix for the Capital Costs Estimate Table 18.2: Equipment Pricing Source Summary  Table 18.3: Summary of Total Sustaining Capital Costs from the 2020 FS Table 18.4: Summary of Initial Capital Cost Estimate from the 2020 FS Table 18.5: Summary of Total Operating Costs by Area from the 2020 FS  Table 18.6: Summary of Total Operating Costs by Expense Element from the 2020 FS Table 19.1: Key Financial Modeling Assumptions from the 2020 FS  Table 19.2: Total Project Cash Flow – Details from the 2020 FS Table 19.3: Economic Analysis Results – Annual from the 2020 FS Table 19.4: Project Economic Summary from the 2020 FS  ix

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  FIGURES  Figure 1.1: Ore Processing Facilities and Sulphuric Acid Plant - General Layout Figure 1.2: OPEX Cost per Short Ton of Ore Processed (by Year) from the 2020 FS Figure 3.1: Project Location Map  Figure 3.2: Tenement Map  Figure 4.1: Summary of Historical Climate Data for Tonopah, NV Figure 6.1: Geological Cross Section  Figure 6.2: Local Geological Map  Figure 7.1: Summary of ioneer Surficial Geology Mapping in the South Basin Figure 7.2: Exploration Drill Hole Locations – Geological  Figure 7.3: Eastern Project Area Groundwater Monitoring Locations (HGL, 2020a) Figure 7.4: Geotechnical Boring and Test Pit Locations  Figure 8.1: 2018-2019 Sampling Protocol  Figure 9.1: WSP Mineral Resource QP Site Visit Map  Figure 11.1: Example Major Axis Variograms by Unit - Boron (Left) and Lithium (Right) Figure 11.2: Example Downhole Variograms by Unit - Boron (Left) and Lithium (Right) Figure 11.3: Model Extents  Figure 12.1: Grade-Tonnage Curve for the M5 Unit at Incremental Grades of Boron Figure 12.2: Grade-Tonnage Curve for the B5 Unit at Incremental Grades of Boron Figure 12.3: Grade-Tonnage Curve for the L6 Unit at Incremental Grades of Boron Figure 12.4: Grade-Tonnage Curve for the M5 Unit at Incremental Grades of Lithium Figure 12.5: Grade-Tonnage Curve for the B5 Unit at Incremental Grades of Lithium Figure 12.6: Grade-Tonnage Curve for the L6 Unit at Incremental Grades of Lithium Figure 12.7: Stage 1 Quarry Design from the 2020 FS  Figure 12.8: Stage 2 Quarry Design from 2020 FS  Figure 13.1: EnviroMINE Stage 1 Quarry Design Sectors, Oriented Core Hole Locations, and Design Cross-Sections  Figure 13.2: EnviroMINE Stage 2 Quarry Design Sectors, Oriented Core Hole Locations, and Design Cross-Sections  Figure 13.3: Summary of Annual Material Movement  Figure 13.4: Summary of Annual Plant Feed from the Measured and Indicated Resource Classifications Figure 13.5: Summary of Annual Overburden Stacking Requirements  Figure 13.6: Final Mine Layout from the 2020 FS (Note this has changed in the 2022 MPO)  x

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 13.7: Summary of Annual Quarry Labor Requirements for Autonomous Haulage  Figure 14.1: General Layout of the Ore Processing Facilities and Sulphuric Acid Plant Figure 14.2: High-Level Process Flow Block Diagram  Figure 14.3: Vat Leaching Facilities Figure 14.4: Boric Acid Circuit  Figure 14.5: Lithium Carbonate Circuit  Figure 14.6: Process Flowsheet for Producing Lithium Hydroxide Monohydrate Figure 14.7: Rhyolite Ridge Process Block Flow Diagram  Figure 14.8: Summary of all Acid Leach Test Work at Rhyolite Ridge – Over 400 Individual Leach Tests in Total  Figure 14.9: Conceptual Standalone Process Flowsheet for M5, S5, and L6 Mineralization Types Figure 15.1: Overall Site Plan from the 2020 FS (note this has changed in the 2022 MPO) Figure 15.2: Overall Site Plan - Processing Facilities and Sulphuric Acid Plant  Figure 15.3: Sulphuric Acid Plant  Figure 15.4: SOSF Phases and Main Components  Figure 16.1: Boric Acid Supply Demand Balance (INR marketing assumption) Figure 16.2: Boric Acid Supply Demand Balance (INR marketing assumption)  Figure 18.1: Equipment Pricing Source  Figure 18.2: EPCM Project Cash Flow by Month from the 2020 FS  Figure 18.3: Division between Process and Quarry Operating Costs from the 2020 FS (note this layout has been modified in the 2022 MPO)  Figure 18.4: Summary of Annual Operating Costs by Area from the 2020 FS  Figure 18.5: Summary of Average Operating Cost per Ton Processed from the 2020 FS Figure 19.1: Project NPV Sensitivity to Various Factors (Millions of US$) from the 2020 FS Figure 19.2: Project NPV Sensitivity to Discount Rate from the 2020 FS  xi

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  EXECUTIVE SUMMARY  Property Description and Ownership  The Rhyolite Ridge Project (the Project) is a greenfield large-scale, lithium-boron project being developed on federal lands in southern Nevada in the United States. A Preliminary Feasibility Study (PFS) was completed for the Project in 2018 followed by a (Definitive) Feasibility Study (FS) in 2020. The Project area is located in the west-central portion of Nevada’s Esmeralda County on public land administered by the U.S. Department of Interior’s Bureau of Land Management (BLM) within the Silver Peak Range. Rhyolite Ridge is approximately 13 miles northeast from Dyer, Nevada (nearest town); 65 miles southwest of Tonopah, Nevada (closest city); 215 miles from Reno (third largest city in Nevada); and 255 miles from Las Vegas (largest city in Nevada) (all driving distances). Surface elevations at the Project site range from 5,535 to 6,010 feet (1,687 to 1,832 meters) above sea level.  Geology and Mineralization  Rhyolite Ridge is a geologically unique lithium-boron deposit that occurs within lacustrine sedimentary rocks of the South Basin, peripheral to the Silver Peak Caldera. The South Basin within the Project boundaries measures 4 miles by 1 mile and covers an area of just under 2,000 acres.  Regional Geology  The Rhyolite Ridge Project site is situated in the Silver Peak Range, part of the larger geo-physiographic Basin and Range Province of western Nevada. Horst and graben normal faulting is the dominant characteristic of the Basin and Range Province, which is believed to have occurred in conjunction with large-scale deformation due to lateral shear stress. This is evidenced in the disruption of large-scale topographic features throughout the area. The Project area sits within the Walker Lane Fault System, a northwest trending belt of right-lateral strike slip faults.  The regional geology is characterized by relatively young Tertiary volcanic rocks thought to be extruded from the Silver Peak Caldera, which date to approximately 6.1 million to 4.8 million years old. The northern edge of the Silver Peak Caldera is exposed approximately 2 miles to the south of the South Basin area and is roughly 4 miles by 8 miles in size. The Tertiary rocks are characterized by a series of interlayered sedimentary and volcanic rocks, which were deposited throughout west-central Nevada. These rocks unconformably overlie folded and faulted metasedimentary basement rocks that range from the Precambrian through Paleozoic periods.  Local Geology  Rhyolite Ridge is one of only two major lithium-boron deposits globally and the only known deposit associated with the boron mineral searlesite. This mineralization style is different to the brine and pegmatite deposits that are the source of nearly all the lithium produced today.  The lacustrine (lake) beds that host the mineralization lie within the Cave Spring Formation and overlie the  6-million-year-old Rhyolite Ridge Tuff and Argentite Canyon volcanic rocks. The lacustrine section that measures up to 1,500 feet thick is composed of three members, divided by marker beds of “gritstone” comprised of airfall  debris with abundant pumice lapilli. The middle member, which is bounded top and bottom by distinctive gritstones, is dominantly marl, composing nearly 200 feet of section, and bears anomalous lithium in its upper half. About 60 feet of this section contains high concentrations of boron – contained in the sodium borosilicate mineral, searlesite (up to 30,000 parts per million [ppm] boron) – as well as lithium in mixed illite-smectite layers (about 1,500 to 2,500 ppm lithium). This marl is composed of very fine grained, intimately mingled searlesite,  1-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  smectite, illite, potassium feldspar, and carbonate. The searlesite zone is capped by about 40 feet of smectite-rich marl with relatively high lithium values (commonly 2,000 to 2,500 ppm). The grade and thickness of this middle member are laterally uniform and continuous over a distance of at least 2 miles north to south.  The Boron (B) and Lithium (Li) mineralization in the South Basin of Rhyolite Ridge occurs as both high-Boron (HiB-Li; > 5,000 ppm B) searlesite mineralization and low-Boron (LoB-Li; < 5,000 ppm B) mineralization.  Differential mineralogical and permeability characteristics of the various units within the Cave Spring Formation resulted in the preferential emplacement of HiB-Li and LoB-Li bearing minerals in the M5, B5, and L6 units. LoB-Li  mineralization occurs primarily in the M5, S5, and L6 units. HiB-Li and LoB-Li mineralization occurs in isolated locations in some of the other units in the sequence, but with nowhere near the grade and continuity observed in the units.  Status of Exploration  Several previous drilling and exploration projects have occurred at or near the Project site, with the earliest known boron exploration beginning in the 1890s. Most recently, exploration drilling programs targeting lithium-boron mineralization have been implemented by American Lithium Minerals (ALM) in 2010-2012 and ioneer in 2016- 2019, the results of which support the current mineral resource and reserve statement.  The exploration and drilling information supporting the mineral resource model stems from work performed by ioneer USA Corp. (ioneer), a wholly owned subsidiary of ioneer Ltd. (ioneer) in 2016-2019. Approximately 112 drill holes totaling 80,000 feet have been drilled, testing approximately one third of the total area of the South Basin, and were integrated into the geological model. The resource remains open in three directions for potential quarry expansion.  Future exploration drilling in the South Basin will initially target the extensions of high-grade mineralization to the south, where it is expected to be increasingly shallow with positive impact on the mine plan. The northern limits of the deposit could be mined subject to additional drilling and the success of environmental management plans.  Development and Operations  The Project will quarry an average 2.6 million short tons per year (stpy) of ore over 25 years and will generate a revenue of US$ 10.0 billion based on annual average production of:  1-2      22,153 short tons of lithium carbonate (99% purity) (years 1 to 3)  176,245 short tons of boric acid (life of quarry) (high purity, 99.9%)  From year 4, the technical-grade lithium carbonate volumes will be converted into lithium hydroxide producing an average of:    19,577 short tons of lithium hydroxide (99.5% purity) (year 4 onward)  The FS quarry plan is based on mining 66.4 million short tons (Mt) of ore over 25.24 years.  The production plan considers an initial ramp-up time frame of 1 year to reach 100% throughput while the plant availability is designed for 95% availability during the 25.24-year life of quarry.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  1.4.1 Mineral Processing  During the 2020 DFS, metallurgical and processing technologies, focused on extraction and processing of only the HiB-Li mineralization. The LoB-Li mineralization was not included in the Lithium-Boron Mineral Resource or Ore Reserve estimates associated with the DFS. The M5, and L6 LoB-Li mineralization was planned to be stockpiled with a potential future consideration for converting to Mineral Resources or Ore Reserves.  ioneer has been conducting metallurgical test work on the LoB-Li mineralization since 2016, which built upon test work completed in 2010-2011 by ALM. After the 2020 DFS, ioneer performed additional exploratory metallurgical investigations for processing LoB-Li mineralization with a second process stream. This secondary process stream is discussed in further detail in Section 14.7 of this TRS.  The remainder of the discussion relating to Mineral Processing presented in this subsection relates to the HiB-Li mineralization that formed the basis of the 2020 DFS.  The Rhyolite Ridge process is expected to produce quality products at an overall recovery for of 85% for lithium carbonate, 95% for the lithium hydroxide circuit, and 79% for boric acid, as shown in Table 1.1.  Table 1.1: Mineral Processing  1-3  Notes:  95% relates to recovery from lithium carbonate feedstock, resulting in ultimate lithium hydroxide recovery of 80%.  The addition of a lithium hydroxide circuit in Year 4 is currently under review and may not eventuate.  The Rhyolite Ridge process plant general layout is shown below in Figure 1.1 and consists of the main unit operations described below.  Product  Recovery Rate  Annual Production  Lithium carbonate  85%  22,153 short tons of lithium carbonate (>98.2% purity) - years 1 to 3  Lithium hydroxide  95%1  19,577 short tons of lithium hydroxide (99.5% purity) - from years 4  to 26 (conversion of lithium carbonate)  Boric acid  79%  176,245 short tons of boric acid (99.9% purity)

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 1.1: Ore Processing Facilities and Sulphuric Acid Plant - General Layout  Ore sizing: Blended ore is transported to primary and secondary sizers  Vat leaching: Sized ore is leached in a series of 7 vats  Boric acid circuit: Vat leach solution is cooled producing boric acid crystals which are subsequently separated and purified  Evaporation and crystallization circuit: Lithium concentrate is produced, and sulphate salts are removed from the mother liquor produced by the boric acid circuit  Lithium carbonate circuit: Technical-grade lithium carbonate is produced from the lithium brine mother liquor  Sulphuric acid plant. commercial-grade (98.5%) sulphuric acid is produced for vat leaching the ore  Lithium hydroxide circuit (addition) technical-grade lithium carbonate is converted to battery-grade lithium hydroxide. The addition of this circuit is currently under review and may not eventuate.  Overall, ioneer’s lithium and boron products will be produced using an energy-neutral process with zero carbon dioxide (CO2) emissions from electricity generation, resulting in a process plant with low emissions of greenhouse gases and minimal hazardous air pollutants.  ioneer’s design is directed toward recovery and recycling of water, to the extent possible, which further reduces make-up water demands.  Low-energy consumption, substantially reduced water needs, and relatively small surface footprint make Rhyolite Ridge a sustainable, environmentally sensitive operation.  1.5 Mineral Resource Estimate  This sub-section contains forward-looking information related to Mineral Resource estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of  1-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  the material factors or assumptions that were set forth in this sub-section including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.  The lithium and boron Mineral Resource is estimated at 330 Mt as presented in Table 1.2. The effective date of the Mineral Resource estimate is March 31, 2023. The current Mineral Resource estimate reflects an update to the January 2020 Mineral Resource estimate. The Mineral Resource is reported as in-situ and exclusive of the Mineral Reserve tons and grade (tons and grade from within the Stage 2 Mineral Reserve pit have been removed from the stated Mineral Resources).  Relative to the January 2020 Mineral Resource estimate, the updated March 2023 Mineral Resource estimate for the Project reflects a significant increase in the estimated resource tons, including the reporting of the Mineral Resources for the LoB-Li mineralization for the first time for the Project. The updated Mineral Resource estimate also presents an increase to the HiB-Li Mineral Resource tons as the impact of the LoB-Li mineralization resulted in a net expansion of the constraining Mineral Resource pit shell.  1-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 1.2: Mineral Resource Estimate - Rhyolite Ridge Project (March 2023)  1-6  Notes:  Mt = Million short tons; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium carbonate; H3BO3 = boric acid; kt = thousand short tons.  Totals may differ due to rounding, Mineral Resources reported on a dry in-situ basis and are exclusive of Mineral Reserves. Lithium is converted to  Lithium carbonate (Li2CO3) using a conversion factor of 5.322 and Boron is converted to boric acid (H3BO3) using a conversion factor of 5.718.  The Statement of Estimates of Mineral Resources has been compiled by Mr. Jerry DeWolfe, who is a full-time employee of WSP and a Professional Geologist (P.Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). Mr. DeWolfe has sufficient experience that  is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a QP as defined in S-K 1300.  All Mineral Resources figures reported in the table above represent estimates at March 31, 2023. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the  available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Rounding may cause some computational discrepancies.  Mineral Resources are reported in accordance with S-K 1300.  The reported Mineral Resource estimate was constrained by a conceptual Mineral Resource optimized pit shell for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the Mineral Resource pit shell included a 5,000 ppm Boron cut-off grade for the HiB-Li Mineralization and a 1,090 ppm Lithium cut-off grade for the LoB-Li mineralization., Mining cost of  US$2.07/short ton plus $0.00163/short ton-vertical meter of haulage; plant feed processing and grade control costs of US$41.23/ short ton of plant feed for the HiB-Li processing stream and US$36.91/ton for the LoB-Li clay processing stream; Boron and Lithium recovery of 83.5% and  81.8%, respectively for the HiB-Li processing stream and by unit recoveries of 76% (M5), 85% (S5) and 86% (L6) for the LoB-Li clay processing  stream; boric acid sales price of US$635/short ton; Lithium carbonate sales price of US$9,070/short ton; and sales/transport costs of US$145/short ton of product.  Processing Stream  Group  Classification  Short Tons (Mt)  Li (ppm)  B  (ppm)  Li2CO3  (wt. %)  H3BO3  (wt. %)  Li2CO3  (kt)  H3BO3  (kt)  Stream 1  (> 5,000 ppm B)  Upper Zone B5 Unit  Measured  3.4  1,900  17,950  1.0  10.3  30  350  Indicated  20.6  1,750  17,450  0.9  10.0  190  2,060  Inferred  6.1  1,950  15,200  1.0  8.7  60  530  Total  30.2  1,800  17,050  1.0  9.7  290  2,940  Upper Zone M5 Unit  Measured  0.6  2,450  5,450  1.3  3.1  10  20  Indicated  2.0  1,600  6,550  0.9  3.8  20  70  Inferred  0.0  0  0  0.0  0.0  0  0  Total  2.5  1,800  6,300  1.0  3.6  20  90  Upper Zone S5 Unit  Measured  0.8  1,800  6,250  0.9  3.6  10  30  Indicated  2.5  950  6,700  0.5  3.8  10  90  Inferred  0.0  0  0  0.0  0.0  0  0  Total  3.2  1,150  6,600  0.6  3.8  20  120  Upper Zone Total  Measured  4.7  1,950  14,550  1.0  8.3  50  400  Indicated  25.1  1,650  15,550  0.9  8.9  220  2,230  Inferred  6.1  1,950  15,200  1.0  8.7  60  530  Total  35.9  1,750  15,350  0.9  8.8  330  3,160  Lower Zone L6 Unit  Measured  14.1  1,350  7,650  0.7  4.4  100  620  Indicated  42.9  1,400  11,300  0.7  6.5  320  2,770  Inferred  12.8  1,350  12,750  0.7  7.3  90  930  Total  69.8  1,400  10,800  0.7  6.2  510  4,320  Total Stream 1 (all zones)  Measured  18.9  1,500  9,400  0.8  5.4  150  1,010  Indicated  68.0  1,500  12,850  0.8  7.4  540  5,000  Inferred  18.9  1,550  13,550  0.8  7.7  160  1,470  Total  105.8  1,500  12,350  0.8  7.1  850  7,480  Stream 2  (> 1,090 ppm Li, no B COG)  Upper Zone B5 Unit  Indicated  0.0  2,200  4,150  1.2  2.4  0  0  Inferred  0.0  0  0  0.0  0.0  0  0  Total  0.0  2,200  4,150  1.2  2.4  0  0  Upper Zone M5 Unit  Indicated  66.3  2,400  1,300  1.3  0.7  850  490  Inferred  16.4  2,500  750  1.3  0.4  220  70  Total  82.8  2,450  1,200  1.3  0.7  1,070  560  Upper Zone S5 Unit  Indicated  18.3  1,700  1,350  0.9  0.8  170  140  Inferred  3.9  1,500  400  0.8  0.2  30  10  Total  22.2  1,650  1,200  0.9  0.7  200  150  Upper Zone Total  Indicated  84.7  2,250  1,300  1.2  0.8  1,020  640  Inferred  20.3  2,300  650  1.2  0.4  250  80  Total  105.0  2,250  1,200  1.2  0.7  1,270  710  Lower Zone L6 Unit  Indicated  90.0  1,500  1,600  0.8  0.9  710  830  Inferred  29.2  1,600  1,050  0.8  0.6  250  170  Total  119.2  1,500  1,450  0.8  0.8  960  1,000  Total Stream 2 (all zones)  Indicated  174.7  1,850  1,450  1.0  0.8  1,730  1,460  Inferred  49.5  1,900  900  1.0  0.5  500  250  Total  224.2  1,850  1,350  1.0  0.8  2,230  1,720  Grand Total Both Streams and All Units  330.0  1,750  4,900  0.9  2.8  3,080  9,200

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Note to readers: The Mineral Resources presented in this section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Ore Reserves. There is no certainty that all or any part of this Inferred Mineral Resource will be converted into Mineral Reserve. All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.  In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat1 by way of applying a 1,640-foot radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations (MPO) submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.  The mineral resource pit shell used to constrain the March 31, 2023, mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat. Estimates run inside the avoidance polygons identified 32.4 Mt at 1,650 ppm Li and 9,000 ppm B (both HiB-Li and LoB-Li streams combined), reflecting approximately 8% of the March 2023 global Mineral Resource estimate for the Project. The tons and grade within the avoidance polygons have not been removed from the Mineral Resources for the March 2023 estimate. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.  From the effective Mineral Resource date of March 31, 2023, until the date of this report October 25, 2023, the Qualified Person (QP) is aware of no material changes that would affect the resource model or Mineral Resource estimate.  Based on the geological results, supported by the mining method evaluations, metallurgical test work, and other modifying factors studies completed on the Project as part of the 2020 FS, it is the QP’s opinion that the HiB-Li Mineral Resources have reasonable prospects for eventual economic extraction. The results of the additional metallurgical testing of the low boron content M5, S5, and L6 units indicates a reasonable prospect of recovering lithium and boron from these units, sufficient to include this secondary process stream when considering factors supporting the reasonable prospects for Mineral Resources. The QP recommends that further work be conducted to allow for upgrading of the LoB-Li Mineral Resource to a Measured confidence level.  1 Critical habitat is the specific areas within the geographic area, occupied by the species at the time it was listed, that contain the physical or biological features that are essential to the conservation of endangered and threatened species and that may need special management or protection.  1-7

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  1.6 Mineral Reserve Estimate  This sub-section contains forward-looking information related to Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tons and grade, permit status, changes to the Mine Plan of Operations, modifying factors including mining and recovery factors, production rate and schedule, mining equipment productivity, commodity market and prices and projected operating and capital costs.  The lithium and boron Mineral Reserve is estimated at 66.5 Mt, as summarized in Table 1.3. A substantial extension to the 26-year mine life is likely based on the following:  1-8        330 Mt of Mineral Resource is not included in the FS mine plan.  The ore body is open in three directions – south, east, and north  The southern-most drill hole returned the highest-grade lithium-boron intersection on the project to date: 61 feet of 2,364 ppm lithium and 13,044 ppm boron (true thickness).    The effective date of the Mineral Reserve estimate is March 17, 2020.  From the effective Mineral Reserve date of March 17, 2020, until the date of this report October 25, 2023, the QP is aware of no material changes that would affect the Mineral Reserve estimate.  The Rhyolite Ridge lithium-boron ore zone is increasing in grade and shallowing to the south. This means that the delineation of additional mineralization to the south (outside of the current Mineral Resource) is likely and would be expected to have a significant positive impact on project economics – due to the potential for higher grades, lower strip ratios, earlier ability to backfill the quarry (thereby reducing overburden haul distances) and extending the mine life.  Access to the southern extension of the deposit for drilling was not possible during the previous drilling campaign due to statutory limits on surface disturbance during the exploration phase. Geotechnical drilling has been undertaken during 2023 in the southern extension area as part of the NEPA permitting process. Results of this drilling are not yet completed and are not included in current Mineral Resource and Mineral Reserve estimates. Drilling is expected to continue in 2024 and to lead to updated Mineral Resource and Mineral Reserve estimates in late-2024.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 1.3: Mineral Reserve Estimate - Rhyolite Ridge Project

Area	Classification	Short Tons[2] (Mt)	Li Grade[3] (ppm)	B Grade[3] (ppm)	Equivalent Grade[4]		Equivalent Contained Short Tons[5]	
					Li_2CO_3 (%)	H_3BO_3 (%)	Li_2CO_3 (kt)	H_3BO_3 (kt)
Stage 1 Quarry	Proven	12.0	2,050	14,950	1.1	8.5	130	1,030
	Probable	0.0	0	0	0.0	0.0	0	0
	Total	**12.0**	**2,050**	**14,950**	**1.1**	**8.5**	**130**	**1,030**
Stage 2 Quarry	Proven	20.0	1,800	17,100	1.0	9.8	190	1,950
	Probable	34.5	1,700	14,650	0.9	8.4	310	2,880
	Total	**54.5**	**1,750**	**15,550**	**0.9**	**8.9**	**500**	**4,830**
Stage 1 + 2 Quarry	Proven	32.0	1,900	16,250	1.0	9.3	320	2,970
	Probable	34.5	1,700	14,650	0.9	8.4	310	2,880
	Total	**66.5**	**1,800**	**15,400**	**1.0**	**8.8**	**630**	**5,850**

Notes:

1. Mt = Million short tons; Li = Lithium; B = Boron; ppm = parts per million; Li_2CO_3 = Lithium carbonate; H_3BO_3 = boric acid; kt = thousand short tons.
2. Proven and Probable Reserve Tons have been rounded to the nearest 0.5 Mt. Total Mineral Reserve Tons have been calculated from the unrounded tonnages and rounded to the nearest 0.5 Mt.
3. Lithium (Li) and Boron (B) grades have been rounded to the nearest 50 parts per million (ppm).
4. Equivalent Lithium Carbonate (Li_2CO_3) and Boric Acid (H_3BO_3) grades have been rounded to the nearest tenth of a percent.
5. Equivalent Contained Lithium Carbonate (Li_2CO_3) and Boric Acid (H_3BO_3) tonnages for the Proven and Probable Reserve classifications have been rounded to the nearest 10,000 short tons. Total Contained Tons have been calculated from the unrounded tonnages and rounded to the nearest 10,000 short tons.
6. Mineral Reserves reported on a dry basis delivered to the processing plant stockpile. Lithium is converted to equivalent contained tons of lithium carbonate (Li_2CO_3) using a stochiometric conversion factor of 5.3228, and boron is converted to equivalent contained tons of boric acid (H_3BO_3) using a stochiometric conversion factor of 5.7194. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Li_2CO_3 and H_3BO_3.
7. The statement of estimates of Mineral Reserves has been compiled by Mr. Terry Kremmel, who is a full-time employee of WSP USA Inc. (WSP; formerly Golder Associates USA Inc. Golder) and a certified Professional Engineer (PE) in the US and a registered member of the Society for Mining, Metallurgy, & Exploration (SME). Mr. Kremmel has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a QP as defined in Regulation S-K Subpart 1300.
8. All Mineral Reserve figures reported in the table above represent estimates at 17 March 2020. The Mineral Reserve estimate is not a precise calculation, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Mineral Reserves are reported in accordance with the US SEC Regulation S-K Subpart 1300.
9. The reported Mineral Reserve estimate was constrained by two designed quarries, referred to as the Stage 1 Quarry and Stage 2 Quarry, and includes diluting materials and allowances for losses. All Proven Reserves were derived from the Measured Mineral Resource classification, and all Probable Reserves were derived from the Indicated Mineral Resource classification only. The results of the Mineral Reserve estimate are supported by the outcomes of an economic analysis completed in support of the April 2020 FS. The QP is satisfied that the stated Mineral Reserves classification of the deposit appropriately reflects the outcome of the technical and economic studies.

In December 2022, the (USFWS) listed Tiehm's buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 1,640 foot radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm's buckwheat. The Project's MPO submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm's buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral reserve pit shell used to constrain the March 17, 2020, mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm's buckwheat or minimization of disturbance within the wsp 1-9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Total Costs, US $  designated critical habitat. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.  1.7 Capital and Operating Costs  This section contains forward-looking information related to capital and operating cost estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including prevailing economic conditions continue such that unit costs are as estimated in constant (or real) dollar terms, projected labor and equipment productivity levels and that contingency is sufficient to account for changes in material factors or assumptions.  The operating cost estimate (Opex) for the Rhyolite Ridge Project is consistent with a Class 3 AACEI (American Association of Cost Engineering International) estimate, reflecting an accuracy range between ±15%. Fluor and WSP developed the operating cost estimates for the process plant and quarry, respectively. Annual operating costs are shown below in Figure 1.2, averaging a total of US$50.29 per short tons for the life of the quarry.  Figure 1.2: OPEX Cost per Short Ton of Ore Processed (by Year) from the 2020 FS  $90  $80  $70  $60  $50  $40  $30  $20  $10  $0  1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26  Year of Operation  Quarry Cost per Ton of Ore Quarry Cost per Ton of Ore Average over Life of Quarry  In addition, an AACEI Class 3 capital cost estimate (±15%) was also produced for the project. The capital cost estimate was completed to international mining project standards by EPCM companies Fluor and SNC-Lavalin, based on market pricing and 30% engineering completion.  The initial capital cost estimate (Capex) is estimated to be US$785 million. A contingency analysis using Monte Carlo simulation yielded a contingency of 8%. Capex increased from the 2018 Preliminary Feasibility Study (PFS) estimate of US$599 million to the FS estimate of US$785 million due to changes in both scope and growth in cost.  1-10

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  All Capex and Opex cost estimates are as of April 2020. The Capex and Opex estimates will be updated in advance of the final investment decision. The cost estimates do not apply to the low boron resource. Capex and Opex cost estimates have not been adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat.  Permitting Requirements  ioneer has secured a number of critical permits for the Project and is in the process of securing other critical permits to advance the overall Project, particularly those required by:  Bureau of Land Management (BLM) of the U.S. Department of Interior – Plan of Operation and State of Nevada, Bureau of Mining Regulation and Reclamation (MRR) – Nevada Reclamation Permit application was submitted to both agencies and the BLM determined the application complete on August 26, 2020. The amended version of the application was submitted to the BLM and MRR in July 2022.  1-11    State of Nevada, BMRR - Water Pollution Control Permit (WPCP) (required to construct, operate, and close a mining facility) was obtained on July 1, 2021 (NVN-2020107)    State of Nevada, Bureau of Air Pollution Control – Air Quality Permit was obtained on June 14, 2021 (AP1099-4256)  The BLM permitting process will require compliance with the National Environmental Policy Act (NEPA); ioneer is actively assisting the BLM to meet these requirements. Preparation of all other permit applications, including state and local permits are also in progress.  The NEPA requirements include the following:    Baseline reports: At report date, baseline reports for applicable resources in the Project area and associated field work are complete for 14 different resource areas of Rhyolite Ridge Project (e.g., air quality, biology, cultural resources, groundwater, recreation, socioeconomics, soils, and rangeland).    Mine Plan of Operations: The Mine Plan of Operations, required by the BLM, includes measures to be implemented to prevent unnecessary or undue degradation of public lands by operations authorized under the General Mining Law of 1872, as amended. It describes all aspects of the Project including construction, operations, reclamation, and environmental protection measures. The Mine Plan of Operations was submitted to the BLM in July 2020. This filing has triggered the BLM’s environmental review process under NEPA that is following the Environmental Impact Statement (EIS) pathway.  The NEPA process will be guided by recently implemented requirement in the NEPA regulations under 40 CFR 1500 and other U.S. Department of Interior guidance, as well as BLM Battle Mountain District Instruction which define the overall environmental review and permitting process.  1.9 Marketing  Lithium demand is growing rapidly due to the increasing demand for lithium-ion batteries used in electric vehicles (EVs) worldwide to meet increasingly stringent carbon dioxide (CO2) emissions regulations. Ioneer’s FS plan was to produce technical-grade lithium carbonate initially and boric acid. The plan was to add lithium hydroxide from year 4, which is currently under review and may not eventuate. A discussion with targeted lithium-ion battery supply chain customers led to a review of the product strategy, identifying that technical-grade lithium carbonate is the preferred product for Rhyolite Ridge production. Subsequently, all offtake agreements have been executed

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  under technical-grade lithium carbonate targeting lithium-ion battery use, using a price formula based on the battery-grade lithium hydroxide index. This change will allow Rhyolite Ridge to market into lithium-ion battery use with the largest application growth, while producing technical-grade lithium carbonate reduces risk around quality and pricing. Boric acid has a wide range of commercially useful functions and is used in more than 300 applications, i.e., glass, ceramics, detergents, and fertilizers, with annual growth of around 4-6%. We assume that the demand will absorb Rhyolite Ridge production of both lithium and boric acid.  ioneer will reliably deliver high-quality products (confirmed by the pilot plant production sample customer approval and offtake and distributor sales agreements) to our customers from a safe, low-cost, efficient operation in Nevada. ioneer will supply global markets through an innovative market to mine solutions for profitable end uses that maximize product value.  QP’s Conclusions and Recommendations  Resources  In the Qualified Person’s (QP) opinion, the geological data, sampling, modeling, and estimate are carried out in a manner that both represents the data well and mitigates the likelihood of material misrepresentations for the statements of Mineral Resources. It is the QP’s opinion that the geological model and Mineral Resource estimates are reliable, representative, and fit for purpose for performing mine design and other modifying factors studies for the Project. Recommendations relating to resource geology are focused on improving geological confidence and decreasing geology related Project risks. They are not seen as having an impact on the prospect of economic extraction.  Reserves  In the QP’s opinion, the resource model and supporting data are fit for the purpose of supporting mine design and scheduling. Recommendations for the Mineral Reserves are focused on slope stability related to the M5a unit and mitigation of the buckwheat constraint.  In the QP’s opinion, the operational and mine planning data, process recovery testing and modeling, LOMP, and estimation are carried out in a manner that both represents the data and operational experience and methodology well and mitigates the likelihood of material misrepresentations for the statements of Mineral Reserves.  1-12

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  INTRODUCTION  Registrant Information  This Technical Report Summary (TRS) for the Rhyolite Ridge Lithium-Boron Project (Rhyolite Ridge or the Project), located in southwestern Nevada, USA was prepared by WSP USA Inc (WSP; formerly Golder Associates USA Inc), for ioneer Ltd. (ioneer). As noted on the Date and Signature Page, several QPs were involved in the technical work summarized in this TRS.  The Project, currently in the development stage following completion of a FS in April 2020, comprises a large, shallow lithium-boron deposit located close to existing infrastructure in southern Nevada, USA. On September 15, 2021, ioneer reached an agreement to enter a 50-50 joint venture with Sibanye-Stillwater Limited where ioneer will retain operatorship.  2-1  2.2 Terms of Reference and Purpose  United States English spelling          Imperial units of measure  Grades are presented in parts per million (ppm), or weight percent (wt.%)  Coordinate system is presented in imperial units using the using the Nevada State Plane Coordinate System of 1983, West Zone (NVSPW 1983) projection, and the North American Vertical Datum of 1988 (NAVD 88)      Constant US Dollars as of the reference date of the report  Within Rhyolite Ridge there is a North and South Basin. Except where otherwise indicated, this report refers only to the South Basin.  The purpose of this TRS is to report Mineral Resources and Mineral Reserves for Rhyolite Ridge. This TRS is a summary of the underlying April 2020 FS report compiled by Fluor (Fluor Enterprises Inc., 2020a), as referenced in Section 24.0.  From the effective Mineral Resource date of March 31, 2023, and the effective Mineral Reserve date of March 17, 2020, until the date of this report October 25, 2023, the QPs are not aware of any material changes that would affect the resource model, Mineral Resource estimate or Mineral Reserve estimate.  Key Acronyms and definitions for this Report include those items listed in Table 2.1.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 2.1: Terms of Reference  2-2  Acronym/Abbreviation  Definition  °C  degrees Celsius  3D  three-dimensional  AAL  American Assay Laboratories  ABA  Acid-base accounting  AFW  Amec Foster Wheeler  AHT  Autonomous Haul Truck  ALM  American Lithium Minerals  amsl  above mean sea level  ANP  acid neutralization potential  APE  area of potential effect  APEGA  Association of Professional Engineers and Geoscientists of Alberta  arb  as-received basis  ARD  acid-rock drainage  asl  above sea level  ATV  all-terrain vehicle  B  Boron  bgs  below ground surface  BH  Borate Hills  BIA  Bureau of Indian Affairs  BLM  U.S. Department of Interior’s Bureau of Land Management  BMRR  Bureau of Mining Regulation and Reclamation  CaCO3  Calcium carbonate / Limestone  Capex  Capital cost estimate  CAT  Caterpillar  cm  centimeter  CO2  Carbon dioxide  CPE  chlorinated polyethylene  CRM  Certified Reference Material  CRZ1  Boric acid crystallization  CRZ2  Sulphate acid crystallization  CRZ3  Boric acid crystallization  Cs  Cesium  CWP  Contact Water Pond  CY  cubic yard  DGPS  Differential Global Positioning System  EA  Environmental Assessment  EBITDA  Earnings Before Interest, Taxes, Depreciation, and Amortization  EDA  Exploratory data analysis  EIS  Environmental Impact Statement  EIS  Environmental Impact Statement  EMS  EM Strategies, a WestLand Resources Inc. Company  EnviroMINE  EnviroMine Inc.  EPCM  Engineering, procurement, and construction

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Acronym/Abbreviation  Definition  ET  Evapotranspiration  EU  Effective Utilization  EV  electric vehicle  EVP1  Downstream PLS evaporation  EVP2  Lithium brine evaporation  F  Florine  FS  Feasibility Study  FCC  Federal Communications Commission  FEL  Front-end loader  FEM  Finite Element  Fluor  Fluor Enterprises, Inc.  FMS  Fleet Management System  FPC  Fleet Production and Cost analysis software  FPPC  Final Plan for Permanent Closure  ft  feet  ft/d  feet per day  Golder  Golder Associates USA Inc., member of WSP  gpm  gallons per minute  GPS  Global Position System  H3BO3  Boric Acid  HCM  Hydrogeological Conceptual Model  HCT  humidity cell testing  HDPE  high-density polyethylene  HGL  HydroGeoLogica, Inc.  HGU  hydrogeological unit  Hr  hour  Hwy  Highway  ICE  internal combustion engine  ICP-MS  ICP mass spectrometry  ID2  Inverse Distance Squared  ID3  Inverse Distance Cubed  IOB  In-Pit Overburden Backfill  iioneer  ioneer Ltd. or ioneer USA Corporation  IR1  Impurity removal 1  IR2  Lithium brine impurity removal  IRR  Internal Rate of Return  IRS  Internal Revenue Service  JOGMEC  Japan Oil, Gas and Metals National Corporation  KCA  Kappes Cassiday Associates  KNA  kriging neighborhood analysis  kt  thousand short tons  kV  kilovolt  Lb  pound  LCE  Lithium Carbonate Equivalent  2-3

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Acronym/Abbreviation  Definition  LDS  leak detection system  LG  Lerch-Grossmann  Li  Lithium  Li2CO3  Lithium carbonate  LiOH  lithium hydroxide  LOM  Life-of-Mine  LOMP  Life-of-Mine Plan  LOQ  life-of-quarry  LS  Lacustrine Sediments of the Cave Springs Formation  m  meter  m2  square meter  MA  Mechanical Availability  MACRS  Modified Accelerated Cost Recovery System  MCY  million cubic yard  MEG  Minerals Exploration & Environmental Geochemistry Inc.  mg/L  milligram per liter  ML  Metals leaching  mm  millimeter  Mo  Molybdenum  Mph  Miles per hour  MPO  Mine Plan Operations  MQC  Manufacturer quality control  MS  Microsoft  MSHA  Mine Safety and Health Administration  Mt  Million Short Tons (Imperial)  MTO  Material take-off  Mtpy  Million tons per year  MW  monitoring well  MW  megawatt  Na2CO3  Soda ash  NaBSi2O5(OH)2  Sodium borosilicate  NAC  Nevada Administrative Code  NaCaB5O6(OH)6·5H2O  Sodium calcium borate hydroxide  NAICS  North American Industry Classification System  NDEP  Nevada Division of Environmental Protection  NEPA  National Environmental Policy Act  Newfields  NewFields Companies, LLC  NLB  North Lithium Basin  NOL  Net operating loss  NPS  National Park Services  NPV  Net Present Value  NRHP  National Register of Historic Places  OEM  Original equipment manufacturer  OHWM  ordinary high water mark  2-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Acronym/Abbreviation  Definition  Opex  Operating cost estimate  OSF  Overburden Storage Facility  OU  Operational Usage  P.E.  Professional Engineer  P.Geo.  Professional Geologist  pcf  pounds per cubic foot  PFS  Prefeasibility Study  PLS  pregnant leach solution  ppm  parts per million  psi  pounds per square inch  QA/QC  Quality Assurance / Quality Control  QAL  Quaternary Alluvium  QP  Qualified Person  RAM  Reliability, availability, and maintenance  Rb  Rubidium  RC  Reverse Circulation  Rhyolite Ridge or the Project  Rhyolite Ridge Lithium-Boron Project  ROM  Run-of-Mine  ROW  right-of-way  RQD  Rock Quality Index  RR  Rhyolite Ridge  S  seconds  SAP  sulphuric acid plant  SD  standard deviation  S-K 1300  United States Security and Exchange Commission’s Regulation Subpart S-K 1300  SLB  South Lithium Basin  SLM  Solid Leasable Minerals  SME  Society for Mining, Metallurgy, & Exploration  SMU  Service Meter Units  SOP  Standard operating procedure  SOSF  Spent Ore Storage Facility  spty  short tons per year  SQM  Sociedad Química y Minera de Chile  Sr  Strontium  SRM  Standard Reference Material  Stantec  Stantec Consulting Services, Inc.  STG  Steam Turbine Generator  Stpd  short tons per day  SWBM  Site-wide, operational water balance model  Tbx  Rhyolite Ridge Tuff and volcanic breccia  TDS  Total dissolved solids  Trinity  Trinity Consultants  TRS  Technical Report Summary  2-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Acronym/Abbreviation  Definition  TS  Tertiary Sedimentary  TW  testing well  UNR  University of Nevada, Reno  US$  United States dollar  USACE  U.S. Army Corps of Engineers  USFS  U.S. Forest Service  USFWS  U.S. Fish and Wildlife Service  VWP  vibrating-wire piezometers  WBS  Work Breakdown Structure  WOTUS  waters of the United States  WPCP  Water Pollution Control Permit  WSP  WSP USA Inc.  Ω-cm  ohm-centimeters  2-6  2.3 Sources of Information  The primary source for exploration and geological data supporting the modeling and Mineral Resource estimates presented in this TRS were the data and observations collected by ioneer during the exploration campaign on the Project between 2017 and 2019. The current data was supplemented by compiled historical data collected from 2010 to 2012, provided by ioneer. General regional and local geological interpretation and information for the Project area is sourced from various geological reports on the area prepared by or on behalf of ioneer as well as from publicly available peer-reviewed geological papers; these geological reports and papers are referenced throughout this Report were relied upon.  The primary sources of information for the Mineral Reserves stated in this TRS are the Mineral Reserve estimate documented within the April 2020 FS report compiled by Fluor (Fluor 2020). The primary source for exploration and geological data supporting the modeling and Mineral Resource estimates presented in this TRS were the data and observations collected by ioneer during the exploration campaign on the Project between 2017 and 2019. The current data was supplemented by compiled historical data collected from 2010 to 2012, provided by ioneer.  General regional and local geological interpretation and information for the Project area is sourced from various geological reports on the area prepared by, or on behalf of, ioneer as well as from publicly available  peer-reviewed geological papers; these geological reports and papers are referenced throughout this Report were relied upon.  This TRS contains information regarding mineral tenement and land tenure for the Project in the state of Nevada and USA. The WSP QPs are not qualified to verify these matters and have relied upon information provided by ioneer, including lease agreements and legal opinions concerning mineral exploration and mineral exploitation rights and surface rights.  All Project-specific data, observations, and reports, including third party consultant technical reports for the Project area, were provided to WSP by ioneer, via Fluor, with permission from ioneer. A detailed list of references is provided in Section 24.0 of this TRS.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Personal Inspection Summary  WSP (formerly Golder)  The independent QP, as defined in S-K 1300, responsible for the preparation of the Mineral Resources for the Project is Mr. Jerry DeWolfe, P. Geo., Senior Principal Resource Geologist and Vice-President of Mining Engineering and Stability at WSP Canada Inc. Mr. DeWolfe visited the site from December 3 to 5, 2018.  During the site visit, Mr. DeWolfe visited the ioneer core shed in Tonopah, Nevada, and the South Basin area of the Rhyolite Ridge Project site, which is the focus of the current exploration and Mineral Resource estimates provided in this TRS. Mr. DeWolfe observed the active drilling, logging, and sampling process and interviewed site personnel regarding exploration drilling, logging, sampling and chain of custody procedures to evaluate the appropriateness of the data to be used to develop a geological model and to estimate the Mineral Resources for the Project. Mr. DeWolfe also inspected trenches that were excavated along the western outcrop of the South Basin and visually confirmed the presence of a selection of monumented drill holes from each of the previous drilling programs.  The independent QP, as defined in S-K 1300, responsible for the preparation of this Mineral Reserve estimates provided in this TRS is Mr. Terry Kremmel, PE, Vice President Mining Engineering at WSP. Mr. Kremmel visited the site from December 3 to 5, 2018.  During the site visit, Mr. Kremmel visited the ioneer core shed in Tonopah, Nevada, and the South Basin area of the Rhyolite Ridge Project site, which is the focus of the current Mineral Reserve evaluation efforts by ioneer.  During the site visit Mr. Kremmel developed an understanding of the general geology of the Project. . Mr. Kremmel observed Project surface conditions for the purpose of understanding Project boundaries, physical characteristics of the resource for determining appropriate extraction methodology, drainage and infrastructure requirements, appropriate locations for Overburden Storage Facilities (OSFs), as well as access from the proposed quarry to the proposed process plant site location.  Other QPs  The independent QP for Market Studies, Mr. Yoshio Nagai, visited the Rhyolite Ridge site twice on the week of June 25th, 2018, with investors and received an introductory tour by the ioneer Senior VP Operation, and other senior ioneer personnel. The site tour provided 1) the understanding of the project development details, 2) where each facility will be located, 3) connected roads to the site, and 4) detailed briefing of the drilled ore and its type (searlesite and lithium clay), and lithium and boron contents at an ore storage facility near the site.  The QP for the Geotechnical studies related to the SOSF, Mr. Nicholas Rocco, visited the site on January 30, 2019, and reviewed the site conditions for the future location of the SOSF and associated facilities. Mr. Rocco also reviewed the plant site location from a geotechnical standpoint.  The independent QP for the Geotechnical studies related to the Quarry design, Mr. Marc E. Orman conducted a site visit on August 22, 2018. At that time, he observed the core drilling equipment, initial core logging procedures, and packaging of the core for transport to Tonopah. At that time Mr. Orman also walked much of the site, observed the different rock types and geology of the area. He also visited the core storage, logging and sample packaging facility in Tonopah, Nevada, where he met with core loggers and ioneer geologists. This work was done to support his conclusions as QP of the quarry slope design.  2-7

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The independent QP for the Metallurgical studies, Mr. Peter Ehren, visited the site on November 3, 2016, and on June 30, 2019. Over the course of the two site visits, Mr. Ehren reviewed the core logs and inspected the future site of the quarry and plant infrastructure.  The QPs for the CAPEX and OPEX studies, Mr. Tamer Atiba and Mr. Matt Weaver, have visited the site on several occasions since 2017. Mr. Atiba visited the site several times during the period between May 2019 up to date, some of these visits included several visitors who were interested in the project either from community respective or contractors who would bid to future construction works. As part of the visit activities, several layout drawings were used to explain the layout and locations of different structures. Additionally, ioneer started using google maps and live location GPS tablets to review the various locations and expected lines and roads paths on site. Based on the data provided during these visits and drawings there was no major interjections that would not have a design solution upon proceeding with detailed engineering.  Mr. Weaver has visited the site regularly between 2017 and up to date where he regularly accompanied several, investors, contractors, engineering companies and community personnel who had interest in the project. Mr.  Weaver has had hosted a variety of visits with some of the equipment suppliers including autonomous truck suppliers where the roads and path of mine trucks in and out of site were discussed to ensure that there are no  major constraints. Mr. Weaver has met with several community leaders and local suppliers and contractors to ensure that the communities will be part of the housing solution. Mr. Weaver has also discussed the availability of Electrical grid that could cover the power requirements of site with different utility providers and a decision to use the site as a standalone location using STG was taken.  Mr. Atiba and Mr. Weaver have also explored the different ingress egress to the site to ensure that there would be a different access to the site location from the main roads that would allow the transportation of goods and personnel in and out of site.  The independent QP for the Hydrogeological studies, Mr. Brent Johnson, was the Project Manager for the baseline study that included the hydrogeology and geochemistry. In the course of executing the baseline work, Mr. Johnson was on site many times in 2018 and 2019, including an initial site reconnaissance, and subsequent shifts on site during the field activities for supervision and shift work (i.e., drilling, well and vertical well point installation, and well testing.  The independent QP for the Environmental studies, Mr. Richard Delong, has visited the site several time between 2018 and present. Mr. Delong’s most recent site visit was January 24, 2020. Mr. Delong observed environmental site conditions and assisted with environmental studies whilst onsite.  2.5 Previously Filed Technical Report Summary Reports  This TRS is an update to the maiden TRS for the Rhyolite Ridge Project, which was filed with the SEC in September 2022.  2-8

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  PROPERTY DESCRIPTION  Property Location  The Project site is located in Esmeralda County, southwestern Nevada, approximately 40 miles southwest of the town of Tonopah, 180 miles north of Las Vegas and 160 miles south of Reno, Nevada (Figure 3.1). The Project site is located 15 miles west of Albermarle’s Silver Peak Lithium Mine (Figure 3.1), currently the only producing Lithium mine in the US.  ioneer is working with Esmeralda County officials in developing a traffic management plan that will integrate new access roads to the facility with the existing county roads in the area. Consideration will be given to make certain that the safety of all users of county roads is not compromised through development of the Project. The Project Area presented in this TRS is in reference to the South Basin of Rhyolite Ridge and does not include the North Basin. Rhyolite Ridge South Basin extends from approximately UTM 14,232,000 N to 14,246,000 N, and from 2,830,000 E to 2,842,000 E (NVSPW 1983, feet). Total surface area for the Rhyolite Ridge South Basin Project is approximately 7,861 acres.  3-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 3.1: Project Location Map  3-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Mineral Rights  Name and Number of Mineral Rights  The mineral tenement and land tenure for the Project comprises a total of 386 unpatented Lode Mining Claims (totaling approximately 7,800 acres), in three claim groups, held by two wholly owned subsidiaries of ioneer. Most of the claims, 366 (7,448 acres), are held by ioneer Minerals Corporation, with the remaining 20 claims (413 acres) held by ioneer USA Corporation. The three claim groups include, South Lithium Basin (SLB), Solid Leasable Mineral (SLM), and Rhyolite Ridge (RR) The 386 claims are shown in Figure 3.2. Each claim is subject to a yearly maintenance fee of $165.00, totaling $63,690 for the 386 claims.  The QPs have relied upon information provided by ioneer regarding mineral tenement and land tenure for the Project; the QPs have not performed any independent legal verification of the mineral tenement and land tenure. The QPs are not aware of any agreements or material issues with third parties such as partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings relating to the 386 Lode Mining Claims for the Project.  The mineral tenement and land tenure referenced above excludes 241 additional unpatented Lode Mining Claims (totaling approximately 4,940 acres) for the North Basin, which are located outside of the current South Basin Project Area presented in this TRS. These additional claims are held by ioneer subsidiaries (North Lithium Basin (NLB) claim group; 160 claims) or they hold an option to acquire 100% ownership of the claims (Borate Hills (BH) claim group; 81 claims).  The SLB, SLM, and RR Lode Mining Claims are summarized in Table 3.1; all claims presented in the table meet the following criteria:  3-3            Claimant: ioneer Minerals Corp or ioneer USA Corp  County: Esmeralda  Claim Type: Lode claim  Annual Maintenance Fee: US$165.00  Next Payment Date: September1, 2024

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 3.2: Tenement Map  3-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 3.1: SLB, SLM, and RR Lode Mining Claims  3-5  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101868927  RR 1  20.66  9/2/2018  RR  NV101868928  RR 2  20.66  9/2/2018  RR  NV101868929  RR 3  20.66  9/2/2018  RR  NV101868930  RR 4  20.66  9/2/2018  RR  NV101868931  RR 5  20.66  9/2/2018  RR  NV101868932  RR 6  20.66  9/2/2018  RR  NV101868933  RR 7  20.66  9/2/2018  RR  NV101868934  RR 8  20.66  9/2/2018  RR  NV101868935  RR 9  20.66  9/2/2018  RR  NV101868936  RR 10  20.66  9/2/2018  RR  NV101868937  RR 11  20.66  9/2/2018  RR  NV101870117  RR 12  20.66  9/2/2018  RR  NV101870118  RR 13  20.66  9/2/2018  RR  NV101870119  RR 14  20.66  9/2/2018  RR  NV101870120  RR 15  20.66  9/2/2018  RR  NV101870121  RR 16  20.66  9/2/2018  RR  NV101870122  RR 17  20.66  9/2/2018  RR  NV101870123  RR 18  20.66  9/2/2018  RR  NV101714938  RR 19  20.66  8/26/2018  RR  NV101714939  RR 20  20.66  8/26/2018  RR  NV101714940  RR 21  20.66  8/26/2018  RR  NV101714941  RR 22  20.66  8/26/2018  RR  NV101714942  RR 23  10.33  8/26/2018  RR  NV101714943  RR 24  10.33  8/26/2018  RR  NV101714944  RR 25  3.44  8/25/2018  RR  NV101714945  RR 26  3.44  8/25/2018  RR  NV101714946  RR 27  20.66  8/25/2018  RR  NV101714947  RR 28  20.66  8/25/2018  RR  NV101714948  RR 29  20.66  8/25/2018  RR  NV101714949  RR 30  20.66  8/25/2018  RR  NV101714950  RR 31  20.66  8/25/2018  RR  NV101714951  RR 32  20.66  8/25/2018  RR  NV101714952  RR 33  20.66  8/26/2018  RR  NV101714953  RR 34  20.66  8/26/2018  RR  NV101716096  RR 35  20.66  8/25/2018  RR  NV101716097  RR 36  20.66  8/25/2018  RR  NV101716098  RR 37  20.66  8/25/2018  RR  NV101716099  RR 38  20.66  8/25/2018  RR  NV101716100  RR 39  20.66  8/25/2018  RR  NV101716101  RR 40  20.66  8/25/2018  RR  NV101716102  RR 41  20.66  8/25/2018  RR  NV101716103  RR 42  20.66  8/25/2018  RR  NV101716104  RR 43  20.66  8/25/2018  RR  NV101716105  RR 44  20.66  8/25/2018  RR  NV101716106  RR 45  20.66  8/25/2018  RR  NV101716107  RR 46  20.66  8/25/2018  RR  NV101716108  RR 47  20.66  8/25/2018  RR  NV101716109  RR 48  20.66  8/25/2018  RR  NV101716110  RR 49  20.66  8/25/2018  RR  NV101716111  RR 50  20.66  8/25/2018  RR  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101716112  RR 51  20.66  8/25/2018  RR  NV101716113  RR 52  20.66  8/25/2018  RR  NV101716114  RR 53  20.66  8/25/2018  RR  NV101716115  RR 54  20.66  8/25/2018  RR  NV101716116  RR 55  20.66  8/25/2018  RR  NV101868917  RR 56  20.66  8/25/2018  RR  NV101868918  RR 57  20.66  8/25/2018  RR  NV101868919  RR 58  20.66  8/25/2018  RR  NV101868920  RR 59  20.66  8/25/2018  RR  NV101868921  RR 60  20.66  8/25/2018  RR  NV101868922  RR 61  10.33  8/25/2018  RR  NV101868923  RR 62  10.33  8/25/2018  RR  NV101868924  RR 63  10.33  8/25/2018  RR  NV101868925  RR 64  10.33  8/25/2018  RR  NV101868926  RR 65  10.33  8/25/2018  RR  NV101740707  SLB 1  20.66  12/2/2015  SLB  NV101740708  SLB 2  20.66  12/2/2015  SLB  NV101740709  SLB 3  20.66  12/2/2015  SLB  NV101740710  SLB 4  20.66  12/2/2015  SLB  NV101740711  SLB 5  20.66  12/2/2015  SLB  NV101740712  SLB 6  20.66  12/2/2015  SLB  NV101740713  SLB 7  20.66  12/2/2015  SLB  NV101740714  SLB 8  20.66  12/2/2015  SLB  NV101740715  SLB 9  20.66  12/2/2015  SLB  NV101740716  SLB 10  20.66  12/2/2015  SLB  NV101740717  SLB 11  20.66  12/2/2015  SLB  NV101740718  SLB 12  20.66  12/2/2015  SLB  NV101740719  SLB 13  20.66  12/2/2015  SLB  NV101740720  SLB 14  20.66  12/2/2015  SLB  NV101740721  SLB 15  20.66  12/2/2015  SLB  NV101740722  SLB 16  20.66  12/2/2015  SLB  NV101740723  SLB 17  20.66  12/2/2015  SLB  NV101740724  SLB 18  20.66  12/2/2015  SLB  NV101741353  SLB 19  20.66  12/2/2015  SLB  NV101741354  SLB 20  20.66  12/2/2015  SLB  NV101741355  SLB 21  20.66  12/2/2015  SLB  NV101741356  SLB 22  20.66  12/2/2015  SLB  NV101741357  SLB 23  20.66  12/2/2015  SLB  NV101741358  SLB 24  20.66  12/2/2015  SLB  NV101741359  SLB 25  20.66  12/2/2015  SLB  NV101741360  SLB 26  20.66  12/2/2015  SLB  NV101741361  SLB 27  20.66  12/2/2015  SLB  NV101741362  SLB 28  20.66  12/2/2015  SLB  NV101741363  SLB 29  20.66  12/2/2015  SLB  NV101741364  SLB 30  20.66  12/2/2015  SLB  NV101741365  SLB 31  20.66  12/2/2015  SLB  NV101741366  SLB 32  20.66  12/2/2015  SLB  NV101741367  SLB 33  20.66  12/3/2015  SLB  NV101741368  SLB 34  20.66  12/3/2015  SLB  NV101741369  SLB 35  20.66  12/3/2015  SLB  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101741370  SLB 36  20.66  12/3/2015  SLB  NV101741371  SLB 37  20.66  12/3/2015  SLB  NV101741372  SLB 38  20.66  12/3/2015  SLB  NV101741373  SLB 39  20.66  12/3/2015  SLB  NV101741690  SLB 40  20.66  12/3/2015  SLB  NV101741691  SLB 41  20.66  12/2/2015  SLB  NV101741692  SLB 42  20.66  12/2/2015  SLB  NV101741693  SLB 43  20.66  12/3/2015  SLB  NV101741694  SLB 44  20.66  12/3/2015  SLB  NV101741695  SLB 45  20.66  12/3/2015  SLB  NV101741696  SLB 46  20.66  12/3/2015  SLB  NV101741697  SLB 47  20.66  12/3/2015  SLB  NV101741698  SLB 48  20.66  12/3/2015  SLB  NV101783654  SLB-49  20.66  4/28/2016  SLB  NV101783655  SLB-50  20.66  4/28/2016  SLB  NV101783656  SLB-51  20.66  4/28/2016  SLB  NV101783657  SLB-52  20.66  4/28/2016  SLB  NV101783658  SLB-53  20.66  4/28/2016  SLB  NV101783659  SLB-54  20.66  4/28/2016  SLB  NV101783660  SLB-55  20.66  4/28/2016  SLB  NV101783661  SLB-56  20.66  4/28/2016  SLB  NV101783662  SLB-57  20.66  4/28/2016  SLB  NV101783663  SLB-58  20.66  4/28/2016  SLB  NV101783664  SLB-59  20.66  4/28/2016  SLB  NV101783665  SLB-60  20.66  4/28/2016  SLB  NV101783666  SLB-61  20.66  4/28/2016  SLB  NV101783667  SLB-62  20.66  4/28/2016  SLB  NV101783668  SLB-63  20.66  4/28/2016  SLB  NV101783669  SLB-64  20.66  4/28/2016  SLB  NV101783670  SLB-65  20.66  4/28/2016  SLB  NV101783671  SLB-66  20.66  4/28/2016  SLB  NV101783672  SLB-67  20.66  4/28/2016  SLB  NV101783673  SLB-68  20.66  4/28/2016  SLB  NV101784825  SLB-69  20.66  4/28/2016  SLB  NV101784826  SLB-70  20.66  4/28/2016  SLB  NV101784827  SLB-71  20.66  4/28/2016  SLB  NV101784828  SLB-72  20.66  4/28/2016  SLB  NV101784829  SLB-73  20.66  4/28/2016  SLB  NV101784830  SLB-74  20.66  4/28/2016  SLB  NV101784831  SLB-75  20.66  4/28/2016  SLB  NV101784832  SLB-76  20.66  4/28/2016  SLB  NV101784833  SLB-77  20.66  4/28/2016  SLB  NV101784834  SLB-78  20.66  4/28/2016  SLB  NV101784835  SLB-79  20.66  4/28/2016  SLB  NV101784836  SLB-80  20.66  4/28/2016  SLB  NV101784837  SLB-81  20.66  4/28/2016  SLB  NV101784838  SLB-82  20.66  4/28/2016  SLB  NV101784839  SLB-83  20.66  4/28/2016  SLB  NV101784840  SLB-84  20.66  4/28/2016  SLB  NV101784841  SLB-85  20.66  4/28/2016  SLB  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101784842  SLB-86  20.66  4/28/2016  SLB  NV101784843  SLB-87  20.66  4/28/2016  SLB  NV101784844  SLB-88  20.66  4/28/2016  SLB  NV101784845  SLB-89  20.66  4/28/2016  SLB  NV101786020  SLB-90  20.66  4/28/2016  SLB  NV101786021  SLB-91  20.66  4/28/2016  SLB  NV101786022  SLB-92  20.66  4/28/2016  SLB  NV101786023  SLB-93  20.66  4/28/2016  SLB  NV101786024  SLB-94  20.66  4/28/2016  SLB  NV101786025  SLB-95  20.66  4/28/2016  SLB  NV101786026  SLB-96  20.66  4/28/2016  SLB  NV101786027  SLB-97  20.66  4/28/2016  SLB  NV101786028  SLB-98  20.66  4/28/2016  SLB  NV101786029  SLB-99  20.66  4/28/2016  SLB  NV101786030  SLB-100  20.66  4/28/2016  SLB  NV101786031  SLB-101  20.66  4/28/2016  SLB  NV101786032  SLB-102  20.66  4/28/2016  SLB  NV101786033  SLB-103  20.66  4/28/2016  SLB  NV101786034  SLB-104  20.66  4/28/2016  SLB  NV101786035  SLB-105  20.66  4/28/2016  SLB  NV101786036  SLB-106  20.66  4/28/2016  SLB  NV101786037  SLB-107  20.66  4/28/2016  SLB  NV101786038  SLB-108  20.66  4/28/2016  SLB  NV101786039  SLB-109  20.66  4/28/2016  SLB  NV101737172  SLB 110  20.66  5/26/2017  SLB  NV101737173  SLB 111  20.66  5/26/2017  SLB  NV101737174  SLB 112  20.66  5/26/2017  SLB  NV101737175  SLB 113  20.66  5/26/2017  SLB  NV101737176  SLB 114  20.66  5/26/2017  SLB  NV101737177  SLB 115  20.66  5/26/2017  SLB  NV101737178  SLB 116  20.66  5/26/2017  SLB  NV101737179  SLB 117  20.66  5/26/2017  SLB  NV101738169  SLB 118  20.66  5/26/2017  SLB  NV101738170  SLB 119  20.66  5/26/2017  SLB  NV101738171  SLB 120  20.66  5/26/2017  SLB  NV101738172  SLB 121  20.66  5/25/2017  SLB  NV101738173  SLB 122  20.66  5/25/2017  SLB  NV101738174  SLB 123  20.66  5/26/2017  SLB  NV101738175  SLB 124  20.66  5/25/2017  SLB  NV101738176  SLB 125  20.66  5/25/2017  SLB  NV101738177  SLB 126  20.66  5/25/2017  SLB  NV101738178  SLB 127  20.66  5/26/2017  SLB  NV101738179  SLB 128  20.66  5/26/2017  SLB  NV101738180  SLB 129  20.66  5/26/2017  SLB  NV101570767  SLB 130  20.66  11/3/2017  SLB  NV101570768  SLB 131  20.66  11/3/2017  SLB  NV101570769  SLB 132  20.66  11/3/2017  SLB  NV101570770  SLB 133  20.66  11/3/2017  SLB  NV101570771  SLB 134  20.66  11/3/2017  SLB  NV101570772  SLB 135  20.66  11/3/2017  SLB

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  3-6  Table 3.1: SLB, SLM, and RR Lode Mining Claims cont.  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101570773  SLB 136  20.66  11/3/2017  SLB  NV101570774  SLB 137  20.66  11/3/2017  SLB  NV101570775  SLB 138  20.66  11/3/2017  SLB  NV101570776  SLB 139  20.66  11/3/2017  SLB  NV101570777  SLB 140  20.66  11/3/2017  SLB  NV101570778  SLB 141  20.66  11/3/2017  SLB  NV101570779  SLB 142  20.66  11/3/2017  SLB  NV101782359  SLB 143  20.66  11/3/2017  SLB  NV101782360  SLB 144  20.66  11/4/2017  SLB  NV101782361  SLB 145  20.66  11/4/2017  SLB  NV101782362  SLB 146  20.66  11/4/2017  SLB  NV101782363  SLB 147  20.66  11/4/2017  SLB  NV101782364  SLB 148  20.66  11/3/2017  SLB  NV101782365  SLB 149  20.66  11/4/2017  SLB  NV101782366  SLB 150  20.66  11/3/2017  SLB  NV101782367  SLB 151  20.66  11/3/2017  SLB  NV101782368  SLB 152  20.66  11/2/2017  SLB  NV101782369  SLB 153  20.66  11/2/2017  SLB  NV101782370  SLB 154  20.66  11/2/2017  SLB  NV101782371  SLB 155  20.66  11/2/2017  SLB  NV101782372  SLB 156  20.66  11/2/2017  SLB  NV101782373  SLB 157  20.66  11/2/2017  SLB  NV101782374  SLB 158  20.66  11/2/2017  SLB  NV101782375  SLB 159  20.66  11/2/2017  SLB  NV101782376  SLB 160  20.66  11/2/2017  SLB  NV101782377  SLB 161  20.66  11/6/2017  SLB  NV101782378  SLB 162  20.66  11/2/2017  SLB  NV101782379  SLB 163  20.66  11/2/2017  SLB  NV101783581  SLB 164  20.66  11/2/2017  SLB  NV101783582  SLB 165  20.66  11/2/2017  SLB  NV101783583  SLB 166  20.66  11/2/2017  SLB  NV101783584  SLB 167  20.66  11/2/2017  SLB  NV101783585  SLB 168  20.66  11/2/2017  SLB  NV101783586  SLB 169  20.66  11/2/2017  SLB  NV101783587  SLB 170  20.66  11/2/2017  SLB  NV101783588  SLB 171  20.66  11/2/2017  SLB  NV101783589  SLB 172  20.66  11/2/2017  SLB  NV101783590  SLB 173  20.66  11/2/2017  SLB  NV101783591  SLB 174  20.66  11/2/2017  SLB  NV101783592  SLB 175  20.66  11/2/2017  SLB  NV101783593  SLB 176  13.77  11/2/2017  SLB  NV101783594  SLB 177  20.66  11/2/2017  SLB  NV101783595  SLB 178  20.66  11/2/2017  SLB  NV101783596  SLB 179  20.66  11/2/2017  SLB  NV101783597  SLB 180  20.66  11/6/2017  SLB  NV101783598  SLB 181  20.66  11/6/2017  SLB  NV101783599  SLB 182  20.66  11/6/2017  SLB  NV101783600  SLB 183  20.66  11/6/2017  SLB  NV101783779  SLB 184  20.66  11/6/2017  SLB  NV101784959  SLB 185  20.66  11/6/2017  SLB  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101784960  SLB 186  20.66  11/5/2017  SLB  NV101784961  SLB 187  20.66  11/5/2017  SLB  NV101784962  SLB 188  20.66  11/5/2017  SLB  NV101784963  SLB 189  20.66  11/5/2017  SLB  NV101784964  SLB 190  20.66  11/5/2017  SLB  NV101784965  SLB 191  20.66  11/5/2017  SLB  NV101784966  SLB 192  20.66  11/5/2017  SLB  NV101784967  SLB 193  20.66  11/5/2017  SLB  NV101784968  SLB 194  20.66  11/5/2017  SLB  NV101784969  SLB 195  20.66  11/5/2017  SLB  NV101784970  SLB 196  20.66  11/5/2017  SLB  NV101784971  SLB 197  20.66  11/5/2017  SLB  NV101784972  SLB 198  20.66  11/5/2017  SLB  NV101784973  SLB 199  20.66  11/5/2017  SLB  NV101833819  SLM 1  20.66  4/9/2018  SLM  NV101833820  SLM 2  20.66  4/9/2018  SLM  NV101833821  SLM 3  20.66  4/9/2018  SLM  NV101833822  SLM 4  20.66  4/9/2018  SLM  NV101833823  SLM 5  20.66  4/9/2018  SLM  NV101833824  SLM 6  20.66  4/9/2018  SLM  NV101833825  SLM 7  20.66  4/9/2018  SLM  NV101833826  SLM 8  20.66  4/9/2018  SLM  NV101833827  SLM 9  20.66  4/9/2018  SLM  NV101833828  SLM 10  20.66  4/9/2018  SLM  NV101833829  SLM 11  20.66  4/9/2018  SLM  NV101833830  SLM 12  20.66  4/9/2018  SLM  NV101833831  SLM 13  20.66  4/9/2018  SLM  NV101833832  SLM 14  20.66  4/9/2018  SLM  NV101833833  SLM 15  20.66  4/9/2018  SLM  NV101833834  SLM 16  20.66  4/9/2018  SLM  NV101833835  SLM 17  20.66  4/9/2018  SLM  NV101833836  SLM 18  20.66  4/9/2018  SLM  NV101834306  SLM 19  20.66  4/9/2018  SLM  NV101834307  SLM 20  20.66  4/9/2018  SLM  NV101834308  SLM 21  20.66  4/9/2018  SLM  NV101834309  SLM 22  20.66  4/9/2018  SLM  NV101834310  SLM 23  20.66  4/9/2018  SLM  NV101834311  SLM 24  20.66  4/9/2018  SLM  NV101834312  SLM 25  20.66  4/9/2018  SLM  NV101834313  SLM 26  20.66  4/9/2018  SLM  NV101834401  SLM 27  20.66  4/9/2018  SLM  NV101834402  SLM 28  20.66  4/9/2018  SLM  NV101834403  SLM 29  20.66  4/9/2018  SLM  NV101834404  SLM 30  20.66  4/9/2018  SLM  NV101834405  SLM 31  20.66  4/9/2018  SLM  NV101834406  SLM 32  20.66  4/9/2018  SLM  NV101834407  SLM 33  20.66  4/9/2018  SLM  NV101834408  SLM 34  20.66  4/9/2018  SLM  NV101834409  SLM 35  20.66  4/9/2018  SLM  NV101834410  SLM 36  20.66  4/9/2018  SLM  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101834411  SLM 37  20.66  4/9/2018  SLM  NV101834412  SLM 38  20.66  4/9/2018  SLM  NV101834413  SLM 39  20.66  4/9/2018  SLM  NV101834907  SLM 40  20.66  4/9/2018  SLM  NV101834908  SLM 41  20.66  4/9/2018  SLM  NV101834909  SLM 42  20.66  4/9/2018  SLM  NV101834910  SLM 43  20.66  4/9/2018  SLM  NV101834911  SLM 44  20.66  4/9/2018  SLM  NV101834912  SLM 45  20.66  4/11/2018  SLM  NV101834913  SLM 46  20.66  4/11/2018  SLM  NV101834914  SLM 47  20.66  4/11/2018  SLM  NV101834915  SLM 48  20.66  4/11/2018  SLM  NV101834916  SLM 49  20.66  4/11/2018  SLM  NV101834917  SLM 50  20.66  4/11/2018  SLM  NV101834918  SLM 51  20.66  4/9/2018  SLM  NV101834919  SLM 52  20.66  4/9/2018  SLM  NV101834920  SLM 53  20.66  4/9/2018  SLM  NV101834921  SLM 54  20.66  4/9/2018  SLM  NV101834922  SLM 55  20.66  4/9/2018  SLM  NV101834923  SLM 56  20.66  4/9/2018  SLM  NV101834924  SLM 57  20.66  4/9/2018  SLM  NV101834925  SLM 58  20.66  4/9/2018  SLM  NV101834926  SLM 59  20.66  4/9/2018  SLM  NV101834927  SLM 60  20.66  4/9/2018  SLM  NV101835543  SLM 61  20.66  4/9/2018  SLM  NV101835544  SLM 62  20.66  4/9/2018  SLM  NV101835545  SLM 63  20.66  4/9/2018  SLM  NV101835546  SLM 64  20.66  4/9/2018  SLM  NV101835547  SLM 65  20.66  4/9/2018  SLM  NV101835548  SLM 66  20.66  4/9/2018  SLM  NV101835549  SLM 67  20.66  4/9/2018  SLM  NV101835550  SLM 68  20.66  4/9/2018  SLM  NV101835551  SLM 69  20.66  4/9/2018  SLM  NV101835552  SLM 70  20.66  4/9/2018  SLM  NV101835553  SLM 71  20.66  4/9/2018  SLM  NV101835554  SLM 72  20.66  4/9/2018  SLM  NV101835555  SLM 73  20.66  4/9/2018  SLM  NV101835556  SLM 74  20.66  4/9/2018  SLM  NV101835557  SLM 75  20.66  4/9/2018  SLM  NV101835558  SLM 76  20.66  4/9/2018  SLM  NV101835559  SLM 77  20.66  4/9/2018  SLM  NV101835560  SLM 78  20.66  4/9/2018  SLM  NV101835561  SLM 79  20.66  4/9/2018  SLM  NV101835562  SLM 80  20.66  4/9/2018  SLM  NV101835563  SLM 81  20.66  4/9/2018  SLM  NV101836148  SLM 82  20.66  4/9/2018  SLM  NV101836149  SLM 83  20.66  4/10/2018  SLM  NV101836150  SLM 84  20.66  4/10/2018  SLM  NV101836151  SLM 85  20.66  4/10/2018  SLM  NV101836152  SLM 86  20.66  4/10/2018  SLM  Serial  Number  Claim  Name  Acres  Date Of  Location  Claim  Group  NV101836153  SLM 87  20.66  4/10/2018  SLM  NV101836154  SLM 88  20.66  4/10/2018  SLM  NV101836155  SLM 89  20.66  4/10/2018  SLM  NV101836156  SLM 90  20.66  4/10/2018  SLM  NV101836157  SLM 91  20.66  4/10/2018  SLM  NV101836158  SLM 92  20.66  4/10/2018  SLM  NV101836159  SLM 93  20.66  4/10/2018  SLM  NV101836160  SLM 94  20.66  4/10/2018  SLM  NV101836161  SLM 95  20.66  4/10/2018  SLM  NV101836162  SLM 96  20.66  4/10/2018  SLM  NV101836163  SLM 97  20.66  4/10/2018  SLM  NV101836164  SLM 98  20.66  4/10/2018  SLM  NV101836165  SLM 99  20.66  4/10/2018  SLM  NV101836749  SLM 100  20.66  4/10/2018  SLM  NV101836750  SLM 101  20.66  4/10/2018  SLM  NV101836751  SLM 102  20.66  4/10/2018  SLM  NV101836752  SLM 103  20.66  4/10/2018  SLM  NV101836753  SLM 104  20.66  4/10/2018  SLM  NV101836754  SLM 105  20.66  4/10/2018  SLM  NV101836755  SLM 106  20.66  4/10/2018  SLM  NV101836756  SLM 107  20.66  4/10/2018  SLM  NV101836757  SLM 108  20.66  4/10/2018  SLM  NV101836758  SLM 109  20.66  4/10/2018  SLM  NV101836759  SLM 110  20.66  4/10/2018  SLM  NV101836760  SLM 111  20.66  4/10/2018  SLM  NV101836761  SLM 112  20.66  4/10/2018  SLM  NV101836762  SLM 113  20.66  4/10/2018  SLM  NV101836763  SLM 114  20.66  4/10/2018  SLM  NV101836764  SLM 115  20.66  4/10/2018  SLM  NV101836765  SLM 116  20.66  4/10/2018  SLM  NV101836766  SLM 117  20.66  4/10/2018  SLM  NV101836767  SLM 118  20.66  4/11/2018  SLM  NV101836768  SLM 119  20.66  4/11/2018  SLM  NV101836769  SLM 120  20.66  4/11/2018  SLM  NV101837342  SLM 121  20.66  4/11/2018  SLM  NV101837343  SLM 122  20.66  4/11/2018  SLM  NV101836767  SLM 118  20.660  4/11/2018  SLM  NV101836768  SLM 119  20.660  4/11/2018  SLM  NV101836769  SLM 120  20.660  4/11/2018  SLM  NV101837342  SLM 121  20.660  4/11/2018  SLM  NV101837343  SLM 122  20.660  4/11/2018  SLM

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Description on Acquisition of Mineral Rights  The 386 unpatented Lode Mining Claims for the Project are located on federal land and are administered by the United States Department of the Interior - Bureau of Land Management (BLM). Based on review of the documents provided by ioneer, it is the QPs understanding that the claims are held in good standing with the BLM and as such there are no identified concerns regarding the security of tenure nor are there any known impediments to obtaining a license to operate within the limits of the Project.  Description of Surface Rights  No private surface rights are required for the project as the project is located on BLM ground including the access road which ioneer will have a right of way.  Groundwater surface rights will be transferred from existing Fish Lake Valley (FLV) basin water rights holders to ioneer, as FLV is a closed basin such that it is closed to new groundwater rights. ioneer currently has sufficient lease options in place with landowners to cover all construction and operational water needs. Groundwater change applications will then need to be submitted to NDWR to officially transfer point of diversion and place of use for all Project groundwater rights. The groundwater change process will include NDWR review as well as a public comment period...  Surface water rights will be required for the three Project ponds; and will be acquired through new surface water right applications from NDWR. These applications are in preparation and will be submitted at a later date.  ioneer has agreements in place securing the necessary water rights for the Project.  Significant Encumbrances to the Property  ioneer has secured a number of critical permits for the Project and is in the process of securing other critical permits to advance the overall Project, particularly those required by:  3-7    Bureau of Land Management (BLM) of the U.S. Department of Interior – Plan of Operation and State of Nevada, Bureau of Mining Regulation and Reclamation (BMRR) – Nevada Reclamation Permit was submitted to both agencies and the BLM determined the application complete on August 26, 2020    State of Nevada, BMRR – Water Pollution Control Permit (WPCP) (required to construct, operate, and close a mining facility) was obtained on July 1, 2021 (NVN-2020107)    State of Nevada, Bureau of Air Pollution Control – Air Quality Permit was obtained on June 14, 2021 (AP1099-4256)  Ultimately, the BLM permitting process will require compliance with the National Environmental Policy Act (NEPA). Preparation of all other permits, including state and local, are also in progress with various applications expected to be submitted during 2023 and 2024.  The NEPA requirements include the following:    Baseline reports – Baseline reports for applicable resources in the Project area and associated field work are complete for 14 different resource areas of the Rhyolite Ridge Project (e.g., air quality, biology, cultural resources, groundwater, recreation, socioeconomics, soils, and rangelands.    Mine Plan of Operations (MPO) – The Mine Plan of Operations, required by the BLM, includes measures to be implemented to prevent unnecessary or undue degradation of public lands by operations authorized

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  under the Mining Act (1872). It describes all aspects of the Project including construction, operations, reclamation, and environmental protection measures. The Mine Plan of Operations was submitted to the BLM in July 2020. The BLM’s determination that the MPO is administratively complete triggers the environmental review process under NEPA and the BLM has determined that an Environmental Impact Statement (EIS) pathway will be followed.  3-8    In July of 2022, ioneer submitted a revised Mine Plan of Operations which is currently under NEPA review.  The NEPA process will be guided by recently implemented requirement in the NEPA regulations under 40 CFR 1500 and other U.S. Department of Interior guidance, as well as BLM Battle Mountain District Instruction which streamline the overall environmental review and permitting process.  ioneer has focused its efforts to date on preparing permits for the initial Stage 1 Quarry. The development of the Stage 2 Quarry will require revisions to some of the Project permits and will need to be secured prior to quarry development.  Additional details on the permitting requirements and current status of the permitting process are presented in Section 17.0 of this TRS.  It is the QP’s opinion that ioneer’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups, and tailings management.  The QP is not aware of any additional encumbrances to the Mineral Resources or Mineral Reserves on the Property.  3.4 Other Significant Factors and Risks Affecting Access Title, or the Right or Ability to Perform Work on the Property  In the Project area there are several locations of Tiehm’s buckwheat, which presents a potential risk to the Project. In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.  The mineral resource pit shell used to constrain the March 31, 2023, Mineral Resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat.. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.  Additional information on environmental and socio-economic Modifying Factors are provided in Section 17.  Beyond the items described above, the QPs are not aware of any other significant factors and risks affecting access, title, or the right or ability to perform work on the property.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  3.5 Royalty Payments  There are no royalty payments due for the Rhyolite Ridge Project.  3-9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY  Topography and Land Description  The Project area is situated within the Great Basin physiographic region and is characterized by a typical desert landscape with minimal vegetation and absent topsoil. The Project area is found at an elevation between  5,150 feet amsl and 8,050 feet amsl. The topography comprises rolling hills and valleys, incised with steep sided stream beds (Plate 4.1).  Plate 4.1: Typical Landscape in Project Area  4-1

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

4.2 Access to the Property

The Project area is readily serviced by sealed highways (Hwy 95 or Hwy 6 and Hwy 264) and an unimproved gravel county road. The Project site may be reached from the towns of Tonopah or Dyer. Regular airline access to the Project area is available via international airports in Las Vegas 240 miles by road) or Reno (225 miles by road). ioneer is working with Esmeralda County officials in developing a traffic management plan that will integrate new access roads to the facility with the existing county roads in the area. Consideration will be given to make certain that the safety of all users of county roads is not compromised through development of the Project.

4.3 Climate Description

The climate in the Tonopah area is classified as tropical and subtropical desert climate (Köppen Classification), dominated in all months by a subtropical high with an associated descending air mass, elevated inversions, and clear skies. The mean annual temperature ranges from 32.0° Fahrenheit (mean low) and 73.0° Fahrenheit (mean high). Precipitation is sparse, with mean annual amounts of 5.5-inches, the greatest amount of precipitation typically occurs in May (0.7 inches). Typical annual snowfall amounts are approximately 16.2 inches, with the most snow falling in March (5.2 inches). Figure 4.1 summarizes key historical climate data for the Project area. There are no limitations for year-round access and operation due to climate and precipitation at the Project site.

Figure 4.1: Summary of Historical Climate Data for Tonopah, NV


Mean Monthly Temperature (°F)
Mean Daily Daylight Hours (hours)
Mean Monthly Low Temperature (°F)
Mean Monthly High Temperature (°F)
Mean Monthly Precipitation (inch)
Mean Monthly Number of Rainy Days
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC

Source: http://www.weatherbase.com/weather/weather.php3?s=724803&cityname=Tonopah-Nevada-United-States-of-America

4-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  4.4 Availability of Required Infrastructure  The Project is near a region of active Lithium brine extraction and open-pit gold mining. The nearest operations are the Mineral Ridge Gold Mine, which has been in operation since 2011, and the Silver Peak Lithium Mine, which has been in operation since the 1960s. There are paved roads, powerlines and small towns that have a history of servicing the mining industry in the area. Nevada is considered one of the world’s most favorable and stable mining jurisdictions, and there is a high degree of experienced, qualified, and skilled personnel available to meet workforce requirements for the Project. Housing options near the site are limited and there are not currently any plans to construct a workforce camp. ioneer plans to contribute to individual housing support, which is included in the operating costs estimate, and may also invest in local housing infrastructure.  The Rhyolite Ridge Project is designed to operate separate from the Nevada power grid. Power will be produced onsite using a steam turbine generator. Steam will be produced from the waste heat boiler in the Sulphuric Acid Plant, to supply the steam turbine generator.  Fresh water will be supplied by wells that are approximately 1.5-miles from site near the quarry perimeter. The line will supply the site’s domestic and firewater needs, as well as the process make-up water.  Water derived from sources of groundwater will be integrated into the water supply and distribution system using pipelines to provide water to meet site needs (i.e., make-up process water, dust control, fire suppression, potable needs). There is sufficient water available to meet processing and dust control requirements, with water recycling and reuse systems in place where possible.  4-3

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  HISTORY  Exploration and Ownership History  Prior to ioneer’s acquisition of the Project in 2016, there were two previous exploration campaigns targeting Lithium or Boron mineralization at the Project site. The first was during the 1980s and the second in 2010-2011.  US Borax conducted surface sampling and drilling in the 1980s, targeting Boron mineralization, with less emphasis on Lithium mineralization. A total of 44 drill holes (totaling approximately 56,200 feet) were drilled in the North Borate Hills area, with an additional 16 drill holes (estimated 14,300 feet) in the South Basin area.  American Lithium Minerals Inc (ALM) and Japan Oil, Gas and Metals National Corporation (JOGMEC) conducted further Lithium exploration in the South Basin area in 2010-2011. The exploration included at least 465 surface and trench samples and 36 drill holes (totaling approximately 29,000 feet) of which 21 were core and 15 were Reverse Circulation (RC).  As part of the recent exploration activity on the Project, ioneer conducted drilling, surficial mapping and surface geophysical studies targeting Lithium-Boron mineralization in the South Basin in 2016, 2017, 2018 and 2019. The ioneer exploration drilling programs included 73 drill holes of which 45 were core and 28 were RC. This drilling totaled approximately 50,944 feet of core and RC drilling.  The US Borax exploration data for the South Basin was not used as part of the current study for the Project as this data could not be validated to the level necessary for use in preparing estimates of Mineral Resources.  Exploration data from the ALM and ioneer exploration programs formed the basis of the drill hole database used for the development of the geological model, block model and Mineral Resource estimate presented in this TRS.  Additional details regarding the methodology and results of the historical and recent exploration campaigns are presented in Section 7.0 of this TRS.  Development and Production History  As of the date of this TRS, there has been no development or mining production for Lithium-Boron mineralization at the Project site.  5-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT  The geology and mineralization were summarized in a 2012 internal geology report prepared for ALM, by Amen and Carraher. The QP has prepared this section based on this 2012 ALM report supplemented by review of internal ioneer documentation and personal discussions with ioneer chief geologist John Reynolds.  Regional Geology  The Rhyolite Ridge Project site is situated in the Silver Peak Range, part of the larger geo-physiographic Basin and Range Province of western Nevada. Horst and graben normal faulting is the dominant characteristic of the Basin and Range Province, which is believed to have occurred in conjunction with large-scale deformation due to lateral shear stress. This is evidenced in the disruption of large-scale topographic features throughout the area. The project area sits within the Walker Lane Fault System, a northwest trending belt of right lateral strike slip faults, adjacent to the larger San Andreas Fault System, further west.  The regional surface geology is characterized by relatively young Tertiary volcanic rocks, which are thought to be extruded from the Silver Peak Caldera, which dates at approximately 6.1 to 4.8 million years (Ma) old. The northern edge of the Caldera is exposed approximately 2 miles to the south of the South Basin area and is roughly 4 miles by 8 miles in size. The Tertiary rocks are characterized by a series of interlayered sedimentary and volcanic rocks, which were deposited throughout west-central Nevada. These rocks unconformably overly folded and faulted metasedimentary basement rocks that range from Precambrian through Paleozoic (Ordovician).  Precambrian and Cambrian rocks in the Silver Peak Range are composed of siltstones, claystone, quartzites, and carbonates. Outcrops of these rocks occur in the Mineral Ridge area of the Silver Peak Range, to the east of the project area, and are variably metamorphosed and structurally deformed. While there are no outcrops of Silurian through Oligocene rocks in the Silver Peak Range, these rocks are found elsewhere in the region. Regional volcanic arc magmatism was initiated during the Jurassic period and continued to the Tertiary period. A late- Cretaceous to early-Tertiary granite pluton is found in the Mineral Ridge area.  6-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  6.2 Local and Property Geology  The South Basin stratigraphy comprises lacustrine sedimentary rocks of the Cave Spring Formation, overlaying volcanic flows and volcaniclastic rocks of the Rhyolite Ridge Volcanic unit. The Rhyolite Ridge Volcanic rocks are underlain by sedimentary rocks of the Silver Peak Formation. The Cave Spring Formation is unconformably overlain by a unit of poorly sorted alluvium, which ranges from 0 to 140 feet thick (mean of 70 feet) within the project area.  The Cave Spring Formation comprises a series of 11 sedimentary units deposited in a lacustrine environment, as shown in Table 6.1 and illustrated in Figure 6.1 and Figure 6.2. Within the project area, the Cave Spring Formation can reach total thickness more than 1,000 feet. Age dating of overlying units outside of the area and dates for the underlying Rhyolite Ridge Volcanic unit bracket deposition of the Cave Spring Formation between 4 and 6 Ma; this relatively young geological age indicates limited time for deep burial and compaction of the units.  The Cave Spring Formation units are generally laterally continuous over several miles across the extent of the south basin; however, thickness of the units can vary due to both primary depositional and secondary structural features. The sedimentary sequence generally fines upwards, from coarse clastic units at the base of the formation, upwards through siltstones, marls, and carbonate units toward the top of the sequence.  There are two main types of Mineralization encountered on the Project: HiB-Li mineralization and LoB-Li mineralization. The two types of mineralization are discussed in detail in Section 6.3 of this TRS.  The key mineralized units of the Cave Spring Formation in the sequence are as follows (highlighted in Table 6.1), from top to bottom:  6-2        M5 (high-grade lithium, low- to moderate-grade boron bearing carbonate-clay rich marl)  B5 (high-grade boron, moderate-grade lithium marl)  S5 (moderate-grade lithium, low-grade boron, occurring near the top of this siltstone-claystone unit, transitional from the overlying B5 mineralization)  L6 (broad zone of laterally discontinuous low- to high-grade lithium and boron mineralized horizons as well as LoB-Li mineralization horizons within a larger low-grade to barren sequence of siltstone-claystone)  Two thick units of siltstone-claystone and other mixed lacustrine sediments occur above (S3) and below (S5) the Lithium Boron mineralized intervals. Except for LoB-Li mineralization in the upper portion of the S5, as discussed above, these units are generally unmineralized but do have isolated lenses of Lithium and Boron mineralization; however, these mineralized intervals appear to be thin and are not extensive laterally, often encountered in a single drill hole.  The sequence is marked by a series of four thin (generally on the scale of several feet thick or less) coarse gritstone layers (units G4 through G7); these units are interpreted to be pyroclastic deposits that blanketed the area. The lateral continuity across the South Basin along with the distinctive visual appearance of the gritstone layers relative to the less distinguishable sequence of siltstone-claystone-marl that comprise the bulk of the Cave Spring Formation make the four gritstone units good marker horizons within the stratigraphic sequence.  The Cave Spring Formation is unconformably overlain by a unit of poorly sorted alluvium, ranging from 0 to 140 feet thick (mean of 70 feet) within the Project Area. The alluvium is unconsolidated and comprises sand

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  through cobble sized clasts (with isolated occurrences of large boulder sized clasts) of the Rhyolite Ridge Volcanic Rocks and other nearby volcanic units.  Structurally, the South Basin is folded into a broad, open syncline with the sub-horizontal fold axis oriented approximately north-south representing the long axis of the basin. The syncline is asymmetric, with moderate to locally steep dips along the western limb, a flat central area, and interpreted steep dips on the eastern edge. The stratigraphy is further folded, including one significant southeast plunging syncline located in the southern part of the Project area.  The basin is bounded along its western and eastern margins by regional scale high angle faults of unknown displacement, while localized steeply dipping normal, reverse, and strike-slip faults transect the Cave Spring Formation throughout the basin. Displacement on these faults is generally poorly known but most appear to be on the order of tens of feet of displacement although several located along the edge of the basin may have displacements greater than 100 feet.  6-3

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 6.1: Stratigraphic Column – South Basin

Formation	Model Unit	Mean Thick (ft)	Min. Thick (ft)	Max. Thick (ft)	Lithology Description
Alluvium	Q1	70	5	200	Sand through cobble sized clasts, isolated boulder size clasts of Rhyolite Ridge Volcanic Rocks and other nearby volcanic units
Cave Springs Fm.	S3	230	10	770	Mixed lacustrine sediments (claystone, marl, siltstone, and thin sandstone)
	G4	20	4	80	Coarse gritstone (immature volcaniclastic wacke)
	M4	40	20	100	Carbonate rich, with interbedded marl
	G5	10	3	40	Coarse gritstone
	M5	42	10	310	Carbonate-clay rich marl, high-grade Lithium, low- to moderate-grade Boron
	B5	62	20	130	Marl, high-grade Boron, moderate-grade Lithium
	S5	70	10	140	Siltstone-claystone, moderate to high-grade Lithium and low to-very low grade-Boron
	G6	30	3	140	Coarse gritstone
	L6	130	10	350	Marl, siltstone-claystone, laterally discontinuous low- to high-grade Lithium and Boron mineralized horizons within a larger low-grade to barren sequence
	Lsi	100	10	210	Silicified siltstone-claystone
	G7	55	5	170	Coarse gritstone, diamictite, grading into tuff
Rhyolite Ridge Volcanics	Tlv		0	>100	Latite flows and breccia, believed to be the Argentite Canyon formation
	Tbx	140	20	550	Quartz-feldspar lithic tuff containing minor biotite, phenocrystic-rich lithic tuff, and massive lithic tuff breccia, volcanic lava flows and welded tuff wsp 6-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 6.1: Geological Cross Section  6-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 6.2: Local Geological Map  6-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  6.3 Mineralization  The Boron mineralization encountered in the South Basin of Rhyolite Ridge occurs in the form of Searlesite, a sodium borosilicate (NaBSi2O5(OH)2), and minor Ulexite, a hydrated sodium calcium borate hydroxide (NaCaB5O6(OH)6·5H2O), while Lithium mineralization is attributed to smectite and illite clays. The Lithium-Boron mineralization is interpreted to have been emplaced by hydrothermal/epithermal fluids travelling up the basin bounding faults; based on Lithium-Boron grade distribution and continuity it is hypothesized that the primary fluid pathway for the South Basin Mineralization was along the western bounding fault.  As discussed in the previous section, the mineralization occurs as both HiB-Li searlesite mineralization and LoB-Li mineralization. Differential mineralogical and permeability characteristics of the various units within the Cave Spring Formation resulted in the preferential emplacement of HiB-Li bearing minerals in the M5, B5, and L6 units. LoB-Li mineralization occurs primarily in the M5, S5, and L6 units. HiB-Li and LoB-Li mineralization occurs in isolated locations in some of the other units in the sequence, but with nowhere near the grade and continuity observed in the aforementioned units.  During the 2020 FS, metallurgical and processing technologies, focused on extraction and processing of only the HiB-Li mineralization. The LoB-Li mineralization was not included in the Lithium-Boron Mineral Resource or Ore Reserve estimates associated with the DFS. The M5, and L6 LoB-Li mineralization was planned to be stockpiled with a potential future consideration for converting to Mineral Resources or Ore Reserves.  ioneer has been conducting metallurgical test work on the LoB-Li mineralization since 2016, which built upon test work completed in 2010-2011 by ALM. After the 2020 FS, ioneer performed additional exploratory metallurgical investigations for processing LoB-Li mineralization with a second process stream. This secondary process stream is discussed in further detail in Section 9.11 of this Documentation Report.  The results of the additional metallurgical testing of the low boron content M5, S5, and L6 units indicates a reasonable prospect of recovering lithium and boron from these units, sufficient to include this secondary process stream when considering factors supporting the reasonable prospects for Mineral Resources. The QP recommends that further work be conducted to allow for upgrading of the LoB-Li Mineral Resource to a Measured confidence level.  6-7

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  EXPLORATION  Exploration Work  As presented in Section 5.1 of this TRS, the Project area has been subject to several historical and recent exploration campaigns targeting Lithium or Boron mineralization at the Project site. These exploration campaigns included a combination of mechanical trenching, surface geophysics, surface geological mapping, topographic surveys, exploration drilling, hydrogeological drilling, and geotechnical drilling. A high-level summary of the historical and recent exploration campaigns is presented in Table 7.1.  Table 7.1: Summary of Exploration Campaigns  7-1  In addition to the drilling campaigns presented above, ioneer completed 9 core holes and 4 shallow sonic holes in November and December 2022. The purpose of this program was to assist in evaluation and analysis of the Mine Plan of Operation application currently under NEPA review.  These holes were drilled outside of the Resource and Reserve area, and most were drilled to the south and southeast of the Resource. In the MPO, the southern quarry wall is located well to the south of the Resource/Reserve due to geotechnical considerations and a sparsity of data. The core holes were drilled to provide additional geotechnical data to allow for better positioning and design of the southern and southeastern quarry walls. The holes also provided additional geological and geochemical data to assist with the location and design of Overburden Storage Facilities (OSF).  As these holes were drilled outside of the resource area and data collection and analysis was incomplete at the time, these holes were not included in the March 2023 Mineral Resource update. It is expected that this data will be verified and included in future geological modelling and Mineral Resource updates but will not be discussed further in this current Report.  The following sections provide details on the drilling and non-drilling related exploration activity and results for the Project.  Year  Operator  Type of Exploration Work  1980s  US Borax  Exploration Drilling  2010  ALM  Surface Trenching  2010 -2012  Exploration Drilling (RC and Core)  2016  Global Geoscience  Surface Gravity Geophysical Survey  2016-2017  Exploration Drilling (RC and Core)  2018  ioneer  Topographic Survey  2019  Surface Reflection Seismic Geophysical Survey  2019  Surficial Geological Mapping  2018-2019  Exploration Drilling (RC and Core)  Hydrogeological Baseline Studies (Piezometers, Monitoring & Test Wells, Surface Spring Sampling)  Geotechnical Drilling & Test Pits

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  2010 Outcrop/Subcrop Trenching  Surface trenching was performed on the project as part of the 2010 ALM exploration program. However, upon review of the trench data and based on discussions with senior ioneer personnel, the QP agrees that the trench data and observations as collected are not representative of the full thickness and grades of the units.  Further drilling near the crop line during the 2018 to 2019 drilling program, as well as completion and incorporation into the modeling database of the detailed surficial geological mapping, presented in the previous section, rendered the spatial geological information from the trenches of minimal value for modeling purposes.  Due to the above reasons, the QP did not use the geological or grade data from the trenches in the preparation of the geological model or resultant Mineral Resource estimates. It is recommended that they continue to be excluded from any future updates to the geological model and Mineral Resource estimates.  2017 Surface Gravity Geophysical Survey  A surface gravity geophysical survey was performed on the project in December 2017 by Thomas Carpenter, an independent consulting geophysicist; the results of this are presented in the internal ioneer report, titled “Summary of the Gravity Survey Conducted for Global Geoscience Ltd. on Rhyolite Ridge Project” (Carpenter 2017).  The gravity survey comprised collecting gravity data from 184 stations across the South Basin over a period of six days in December 2017. The gravity data was processed to simple Bouguer values and terrain corrections were applied to account for the variable topographic relief of the surveyed area. Additional processing included calculation of vertical and horizontal gradients and derivatives to allow for the identification of local patterns or changes in the gravity response that can be attributed to lithology or structure.  The processed gravity maps prepared by Carpenter were evaluated by WSP alongside geological data from drill holes and surficial geological mapping for the purpose of evaluating the potential spatial extents of the South Basin outside of the areas of drilling and mapping.  Based on observable relationships between the processed gravity maps and the drilling and mapping data, the general extent of the basin can be readily identified on a basin scale due to the differences in gravity responses by the basin fill sedimentary rocks and the underlying volcanic basement rocks. The gravity data did not provide sufficient contrast between the various units within the basin fill sequence to allow for differentiation or mapping of the sedimentary units using the geophysical data.  The gravity maps were used by WSP during the modeling process as a high-level constraint on the overall basin extents but were not used to provide control or constraint on the geological units of the Cave Spring Formation in the model.  2019 Surface Reflection Seismic Geophysical Survey  A surface seismic geophysical survey, comprising three reflection seismic lines, was performed on the project in March and April 2019 by Wright Geophysics; the preliminary results of this are presented in the internal ioneer report titled “Rhyolite Ridge Seismic Survey – 2019 GIS Database” (Wright, 2019).  The preliminary results of the seismic study were provided to WSP for review late in the modeling and mineral resource estimation process. Review of the preliminary results of the seismic study suggests the method will be useful for defining some of the geological unit contacts within the basin fill sequence as well as for the defining the presence and geometry of faulting; however, the seismic data has not been converted from two-way acoustic  7-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  travel time to depth and as a result could not be incorporated into the modeling process. It is recommended that depth converted seismic data be incorporated into future geological model updates.  2019 Surficial Geological Mapping  Surficial geological mapping performed by a senior ioneer geologist in February-March 2019 was used in support of the drill holes to define the outcrops and subcrops as well as bedding dip attitudes in the geological modeling. A summary of the ioneer surface mapping is presented in Figure 7.1.  At present, the geological mapping incorporated into the geological model is focused on the area south of the road as highlighted by the yellow box in Figure 7.1. Additional mapping along the eastern portion of the basin was added to the geological model in January 2020 to provide additional geological constraint on the geometry of the basin stratigraphy east of the limits of drill hole data.  Mapped geological contacts and faults were imported into the geological model and used as surface control points for the corresponding beds or structures.  As the mapping was very beneficial in controlling the spatial extent and geometry of the geological units south of the road, it is recommended that additional reconciliation effort between surface mapping and drill hole intercepts be performed using the mapping data and observations north of the road, with the aim of incorporating this information into future iterations of the geological model.  2018 Topographic Survey  A 2018 satellite survey with an accuracy of ± 0.55 feet (0.17 meters) was produced for the Project by PhotoSat Information Ltd. The final report generated by PhotoSat stated that the difference between the satellite and ioneer provided ground survey control points was less than 2.62 feet (0.8 meters). The quality and adequacy of the topographic surface and the topographic control is very good based on comparison against survey monuments, surveyed drill hole collars and other surveyed surface features.  The topographic survey was prepared in NAD83, which was converted to NVSPW 1983 by Newfields prior to geological modeling.  7-3

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 7.1: Summary of ioneer Surficial Geology Mapping in the South Basin  7-4

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

7.2 Geological Exploration Drilling

7.2.1 Exploration Drilling Methods and Results

Exploration drilling programs targeting lithium-boron mineralization on the project have been implemented by ALM in 2010-2012 and ioneer in 2016, 2017, 2018, and 2019. Both RC drilling and core drilling techniques have been used during each of the exploration drilling programs.

A summary of the RC and core drilling completed during the various drilling programs is presented in Table 7.2. A drill hole location map is illustrated in Figure 7.2.

Table 7.2: Exploration Drilling Summary – Geological

Drill Type	Year	Inclined Drill Hole		Vertical Drill Hole		Total Drill Holes	Total Depth (ft)
		Count	Total Depth (ft)	Count	Total Depth (ft)		
RC Drill Holes	2010-2012	6	4,444	9	7,589	15	12,033
	2016-2017	2	2,320	25	15,033	27	17,353
	2018-2019			4	1,556	4	1,556
Core Drill Holes	2010-2012	2	1,742	19	15,119	21	16,861
	2016-2017			3	2,798	3	2,798
	2018-2019	28	21,048	14	8,764	42	29,812
	Total	**38**	**29,555**	**74**	**50,859**	**112**	**80,413**

Prior to 2018, all RC drilling was conducted using a 5-inch hammer, with a rig-mounted rotary splitter. In zones of high groundwater inflow, the hammer was switched to a tri-cone bit. All pre-2018 core drill holes were drilled using HQ (2.50-inch core diameter) sized core with a double-tube core barrel.

For the 2018 to 2019 drilling program, all core holes (vertical and inclined) were RC drilled through unconsolidated alluvium, then cored through to the end of the drill hole. All but two of the 41 core holes were drilled as PQ (3.345-inch core diameter) sized core, with the remaining two as HQ sized core. Drilling was completed using a triple-tube core barrel (split inner tube), which was preferred to a double tube core barrel (solid inner tube) as the triple-tube improved core recovery and core integrity during core removal from the core barrel.

The majority of the 112 drill holes have been drilled vertically (74) with 38 drilled at an incline, varying from -45 to -70 degrees from the horizontal at an azimuth of between 0- and 332-degrees.

wsp 7-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 7.2: Exploration Drill Hole Locations – Geological  7-6

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

7.2.2 Exploration Drill Sample Recovery

For the core drilling programs, core recovery, and rock quality index (RQD) was recorded for each cored interval. Core recovery was determined by measuring the recovered linear core length and then calculating the recovered percentage against the total length of the core run from the drill advance. The RQD was determined by measuring the solid core pieces greater than 4 inches in length and then calculating the RQD percentage against the total recovered core length. The core recovery values were recorded by the logging geologist and reviewed by the senior ioneer geologist.

During the 2018-2019 drilling program ioneer implemented the use of a triple-tube core barrel to maximize sample recovery and ensure representative nature of samples. A triple-tube core barrel generally provides improved core recovery over double-tube core barrels, resulting in more complete and representative intercepts for core logging, sampling, and geotechnical evaluation. It also limited any potential sample bias, due to preferential loss/gain of material.

For the 2010-2012 and 2016 core drilling programs the mean core recovery for all drill holes ranged from 70% to 98%, with over 65% of the drill holes having greater than 85% mean core recovery. The majority of the 2010-2012 and 2016 core drill holes reported greater than 95% recovery in the mineralized intervals (M5, B5, S5, and L6).

For the 2018-2019 drilling program, the core recovery for all the drilling ranged from 41% to 100%, with over 65% of the drill holes having greater than 90% mean core recovery. In the target mineralized intervals (M5, B5, S5, and L6), the mean core recovery was 86% in the B5, 87% in the M5 and 95% in the L6 units, with most of the drill holes reporting greater than 90% recovery in the mineralized intervals.

A summary of the mean core recovery and RQD by drilling program for the target zones (M5, B5, S5, and L6) is presented in Table 7.3.

Table 7.3: Summary of Mean Core Recovery and RQD by Drilling Program and Target Zone

Model Unit	Mean Core Recovery (%)	Mean RQD (%)
Q1	31%	4%
S3	95%	48%
G4	100%	72%
M4	88%	42%
G5	89%	56%
M5	***96%***	***45%***
B5	***93%***	***50%***
S5	95%	51%
G6	105%	73%
L6	***95%***	***56%***
Lsi	97%	56%
G7	96%	72%
Tbx	94%	71%
Mean	**92%**	**51%**

For the various RC drilling programs, chip recoveries were not recorded; and therefore, the QP cannot comment on drill sample recovery for this period of drilling.

7-7

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The QP considers the core recovery for the 2018 to 2019, 2016, and 2010 to 2012 core drilling programs to be acceptable based on statistical analysis, which identified no grade bias between sample intervals with high- versus low-core recoveries. On this basis, the QP has made the reasonable assumption that the sample results are reliable for use in estimating mineral resources.  7.2.3 Exploration Drill Hole Logging  Drill hole logging was conducted by core/chip logging geologists either on site at the drill or at the ioneer core storage facility. All logging was reviewed by the senior ioneer geologist. All core and chip samples have been geologically logged to a level of detail to support appropriate Mineral Resource estimation, such that there are lithological intervals for each drill hole, with a correlatable geological/lithological unit assigned to each interval. The core drill holes from all the core drilling programs were also geotechnically logged to a level of detail to support appropriate Mineral Resource estimation.  The QP has reviewed all unit boundaries with the ioneer senior geologist, and where applicable, adjustments have been made to the mineralized units based on the assay results intervals to limit geological dilution.  Additionally, all drill core boxes and chip trays were photographed during logging, and the photo stored electronically for reference, and example of each are shown below in Plate 7.1 and Plate 7.2.  Plate 7.1: Example Core Drill Hole Photo (SBH-52)  7-8

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Plate 7.2: Example RC Drill Hole Chip Tray Photo (SBH-40)  To date there has been a total 112 drill holes totaling 30,942 feet of RC drilling, and 49,471 feet of core drilling completed on the Project. The majority of the 112 drill holes have been drilled vertically (74) with 38 drilled at an incline, varying from -45 to -70 degrees from the horizontal at an azimuth of between 0- and 332-degrees. A summary of the RC and core drilling completed during the various drilling programs is presented in Table 7.3.. A drill hole location map is illustrated in Figure 7.2.  7.2.4  7.2.4.1  Exploration Drill Hole Location of Data Points  Collar Positional Surveys  At the completion of drilling, drill casing was removed, and drill collars were marked with a permanent concrete monument with the drill hole name and date recorded on a metal tag on the monument. All drill holes were originally surveyed using handheld Global Positioning System (GPS) devices, which have limited accuracy (±10 feet). For the pre-2018 drill holes, the locations were resurveyed in 2017/2018 using higher precision differentially corrected GPS (DGPS), in UTM Zone 11 North, North American Datum 1927 (NAD27) coordinate system.  7-9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The 2018 to 2019 drill hole collars and locatable pre-2018 drill holes were re-surveyed in 2019 using a Trimble R8s Integrated GNSS System DGPS in UTM Zone 11 North, North American Datum 1983 (NAD83). This survey improved the location accuracy to ±0.1 feet.  All surveyed coordinates were subsequently converted to Nevada State Plane Coordinate System of 1983, West Zone (NVSPW 1983) for use in developing the geological model. Those drill holes that could not be located had the original coordinates converted to NVSPW 1983 and their locations verified against the original locations.  7.2.4.2 Downhole Positional Surveys  All inclined core drill holes were surveyed to obtain downhole deviation using a downhole Reflex Mems Gyro tool, except for SBH-72, which could not be surveyed due to tool error. Two core drill holes (SBH-60, SBH-79) were surveyed using an Acoustic Televiewer instead of the Gyro tool.  Exploration Drill Hole Data Spacing and Distribution  Drill holes are generally spaced between 300 feet and 550 feet on east-west cross-section lines spaced approximately 600 feet apart. There was no distinction between RC and core holes for the purpose of drill hole spacing. For the 2018-2019 drilling program, there were multiple occurrences where several inclined drill holes were drilled from the same drill pad and oriented at varying angles away from each other. The collar locations for these inclined drill holes drilled from the same pad varied in distance from 1 foot to 20 feet apart; intercept distances on the floors of the target units were typically in excess of 300 feet spacing.  The QP considers the drill hole spacing sufficient to establish geological and grade continuity appropriate for a Mineral Resource estimation.  Relationship Between Mineralization Widths and Intercept Lengths  Both vertical and inclined drill holes have been completed on the Project. Drill holes were angled between -45 and  -90 degrees from horizontal and at an azimuth of between 0- and 332-degrees. Inclined drill holes orientated  between 220- and 332-degrees azimuth introduced minimal sample bias, as they primarily intercepted the mineralization at angles near orthogonal (102 drill holes with intercept angles between -70 to -90 degrees) to the dip of the beds, approximating true-thickness.  Inclined drill holes orientated between 0- and 220-degrees azimuth, especially those that were drilled at between 20- and 135-degrees azimuth, generally intercepted the beds down dip (7 drill holes with intercept angles between 20-70 degrees), exaggerating the mineralized zone widths in these drill holes.  Based on the geometry of the mineralization, it is reasonable to treat all samples collected from inclined drill holes at intercept angles of greater than 70 degrees as representative of the true thickness of the zone sampled.  QP Statement on Exploration Drilling  The QP is not aware of any drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results of the historical or recent exploration drilling. The data are well documented via original digital and hard copy records and were collected using industry standard practices in place at the time. All data has been organized into a current and secure spatial relational database. The data has undergone thorough internal data verification reviews, as described in Section 9.0 of this TRS.  7-10

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  7.3 Hydrogeological Drilling and Sampling  The baseline hydrogeology report was prepared by HGL in 2020 and includes development, assessment, and evaluation of typical hydraulic properties (i.e., hydraulic conductivity and storage) of various hydrogeologic units over the greater Project area (Figure 7.3) with a focus on the Stage 1 quarry. The primary objectives of this investigation were to document major data collection activities; develop a hydrogeologic conceptual model (HCM); develop a regional groundwater flow model; evaluate Stage 1 quarry dewatering requirements; and provide information on Stage 1 quarry lake formation and water quality evaluations. The hydrogeological characterization and evaluations cover the Stage 1 quarry only.  Hydrogeologic information was collected as part of exploration activities as well as during several dedicated project-related hydrogeology characterization programs, which were developed and implemented in 2018 and 2019 to characterize the hydrogeology near the proposed Stage 1 quarry and throughout the HCM area. This baseline study was developed in accordance with requirements outlined by the NDEP and the Nevada BLM.  The following summarizes the major findings of the baseline hydrogeology report:  7-11    The regional groundwater system is recharged at higher elevation mountain areas; bases of mountain drainages; and mountain-front alluvial fans, and then discharges to lower basin areas as evapotranspiration (i.e., in playas) or water supply discharge.    Groundwater flow is compartmentalized and limited predominantly by north-south trending, listric-style faulting. This compartmentalization results in limited east-to-west groundwater flow and stair-stepping water levels.      Higher hydraulic conductivities were observed in the basin fill alluvium and along some fracture zones.  Groundwater flow through the Stage 1 quarry area is strongly affected (attenuated) due to the presence, and layered nature of the clay-rich ash-fall and lacustrine units of the Cave Spring Formation.    Groundwater monitoring data from multilevel installations indicate that upward vertical gradients predominate across the proposed quarry area.  Groundwater monitoring at 35 piezometers, three monitoring wells, and three test wells was designed to establish baseline conditions for the Project (Figure 7.3). Eleven piezometer installation locations consist of single or multi- level, grouted-in-place, VWPs with dataloggers. Seven piezometer locations in the area of the proposed Stage 1 quarry were completed with four VWPs each in both vertical and angled boreholes (for a total of 28 VWPs) and the four additional locations were completed with from 1 to 2 VWPs each in a vertical borehole (for a total of 7 VWPs). An upgradient bedrock monitoring well (MW-01) is located in the Cave Spring Drainage near the east Operational Project Area Boundary (Figure 7.3). No alluvial groundwater was encountered during drilling at this location. Two downgradient monitoring wells are located in the Cave Spring Drainage wash near the west Operational Project Area Boundary in the alluvium and bedrock (MW-2A and MW-2B, respectively).  Water quality samples have been collected from each of the monitoring wells. In addition to monitoring at wells and piezometers, a spring and seep survey was completed in Summer 2019 to verify the presence of, and collect information on, groundwater at spring locations indicated in regional mapping. Water quality samples were collected, and discharge estimates were made at the nine discharging springs. Discharge rates are relatively low, mostly less than 1 gpm, with a maximum of 9.8 gpm and a mean of 1.4 gpm.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Groundwater monitoring data from multilevel installations generally indicate that upward vertical gradients predominate across the proposed quarry area. This is consistent with confined conditions observed in testing well (TW-01) during drilling.

Table 7.4 summarizes the hydrogeological monitoring wells and surface spring sites.

Table 7.4: Summary of Hydrogeological Wells and Monitoring Sites

Hydrogeological Monitoring Site	Count	Groundwater Elevation (ft asl)			Spring Discharge (gpm)		
		Mean	Minimum	Maximum	Mean	Minimum	Maximum
VWP	35	5,932	4,694	6,413	-	-	-
MW	3	5,455	5,228	5,907	-	-	-
TW	3	5,944	5,934	5,961	-	-	-
Spring	27	6,728	5,418	7,726	1.43	0.00	9.80
Total	**68**	**6,228**	**4,694**	**7,726**	**1.43**	**0.00**	**9.80**

- Aquifer testing in the Stage 1 quarry area at pumping well TW-1 included a 6-day pumping test with an extended (greater than 30 days) recovery period and a 7-day pumping test with 12-day recovery monitoring at pumping well TW-2. Slug and pumping tests were performed in monitoring wells, and airlift recovery tests were conducted during drilling of water exploration boreholes throughout the model area to provide information for outlying hydrogeologic units. Additionally, packer testing was completed in two boreholes associated with VWP-6 and VWP-7. Eastern project area groundwater monitoring locations are shown in Figure 7.3.
- Analytical results from the aquifer tests indicate that hydraulic conductivity varies for the five main project stratigraphic units (i.e., Quaternary Alluvium, Fish Lake Valley Assemblage, Cave Spring Formation, Rhyolite Ride Tuff Breccia, and Paleozoics). Specifically, hydraulic conductivity values of the Quaternary Alluvium range from 2.7×10^1 to 3.9×10^1 feet per day (ft/d); values for the Fish Lake Valley Assemblage range from 1.8×10^0 to 2.2×10^0 ft/d values of the Cave Spring Formation range from 8.1×10^{-4} to 8.5×10^0 ft/d; values of the Rhyolite Ridge Tuff Breccia range from 2.4×10^{-3} to 4.7×10^0 ft/d; and values of the Paleozoics range from 1.1×10^{-2} to 2.7×10^{-2} ft/d.
- In general, groundwater is present below the greater Project area at depths of approximately 50 to 150 feet.
- Groundwater elevations range from greater than 8,202 feet above mean sea level (amsl) in mountain areas to fewer than 4,757 feet amsl in the Fish Lake Valley.
- Over the period from roughly 1970 to 2000, groundwater elevations have decreased by approximately 16 feet in Fish Lake Valley, a phenomenon that is likely related to pumping for agricultural use.
- Groundwater chemistry from all sampling locations is relatively similar, with similar major ion compositions.
- Groundwater is generally a sodium-bicarbonate type water with alkaline pH values ranging from 7.8 to 9.2; alkalinity concentrations between 110 and 290 milligrams per liter (mg/L) as CaCO3; and TDS concentrations between 260 and 580 mg/L.

wsp 7-12

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    7-13  Groundwater generally has low sulphate content (70 to 110 mg/L), indicating no significant sources of pyrite oxidation are influencing groundwater quality.    All groundwater samples had arsenic concentrations greater than the Nevada reference value of 0.01 mg/L. Dissolved arsenic concentrations ranged from 0.018 to 0.4 mg/L with higher concentrations observed by roughly an order of magnitude in the upgradient well (MW-1) compared to downgradient (MW-2A and 2B). The arsenic concentrations are consistent with short-term and long-term leaching test results from the geochemical characterization program showing elevated arsenic leaching potential.    Other constituents, detected in groundwater samples, with concentrations elevated relative to the Nevada reference values included aluminum, (0.05 to 1.2 mg/L, with concentrations above the 0.2 mg/L Nevada reference value at all sampling locations), antimony (0.004 to 0.4 mg/L, with concentrations above the 0.006 mg/L Nevada reference values at MW-1, TW-1, and SBH-41, and lower, but still above detection, at MW-2A and 2B), and iron (0.025 to 4.3 mg/L, with concentrations above the 0.6 mg/L Nevada reference values at two sampling locations).    There are 28 spring locations within the boundary of the groundwater model (Figure 7.2), with one spring (SP-6) located within the project area boundary (to the south of the spent ore storage facility).    Spring discharge rates are relatively low, mostly less than 1 gallon per minute (gpm), with a maximum of  9.8 gpm and a mean of 1.4 gpm.    Spring water chemistry showed a wider range of pH values and constituent concentrations compared to project area groundwater samples, as would be expected given the wider geographic distribution of sampling locations and different source waters.    The spring water samples were generally sodium-bicarbonate type waters (including SP-6 in the project area boundary), though water types also included sodium-sulphate, sodium-chloride, and calcium-sulphate.    Sodium-bicarbonate water types are typically found closer to the project area, while springs to the south (SP- 16, SP-17, SP-18, and SP-19) have calcium-sulphate to calcium-bicarbonate type water.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 7.3: Eastern Project Area Groundwater Monitoring Locations (HGL, 2020a)  7-14

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    7-15  Springs SP-6, SP-7, Dirk Pearson Spring, and Hot Springs Well to the west of the project area in Fish Lake Valley all have higher TDS concentrations (between 500 and 1,000 mg/L), with a high sodium concentration signature.    Spring water pH values ranged from 7.1 to 9.3, with total alkalinity values between 66 and 370 mg/L as CaCO3, with higher alkalinity values associated with the group of springs to the west in Fish Lake Valley.    Constituents, detected in spring samples, with concentrations elevated relative to Nevada reference values included arsenic (0.003 to 0.15 mg/L, with concentrations above the 0.01 mg/L Nevada reference value at nine of the 15 sampling locations), aluminum (0.03 to 20 mg/L, with concentrations above the 0.2 mg/L Nevada reference value at eight of the 15 sampling locations), and iron (0.05 to 15 mg/L, with concentrations above the 0.6 mg/L Nevada reference values at seven of the 15 sampling locations).    Additional exceedances of Nevada reference values detected in spring water samples included antimony (two locations) and manganese (three locations), and exceedances of pH, fluoride, nitrate, and lead at individual locations. However, it should be noted that some of the exceedances, in particular the aluminum and iron concentrations, may be due to the total analysis of metals and metalloids, rather than analysis of the dissolved fraction.    Water chemistry at spring sampling location SP-1 is similar to that of the groundwater in the project area, with a sodium-bicarbonate water type, alkaline pH, similar major ion signature to TW-1 and MW-1, and elevated arsenic.    The Mineral Ridge mine, located along Mineral Ridge just east of the Cave Spring Drainage surface water divide, may have some minimal influence on the mountain groundwater system, particularly east of the divide, based on the Mineral Ridge Mine Cluster amendment EA. However, the limited size of the permitted mine and overall low hydraulic conductivity of bedrock in the Mineral Ridge area suggest that impacts from the operation will not be significant at the scale of the project.    Seven primary hydrogeologic units (HGUs), which represent geologic materials or features which have common hydraulic properties (i.e., hydraulic conductivity and storage) or stratigraphic relationships and are recognizable over the project area, have been identified in the study area, as well as 19 faults which define nine separate structural fault blocks used in the geologic framework. These features (i.e., hydrogeologic units and faults) were subsequently used to develop the HCM and the groundwater flow model).    As predicted from the calibrated groundwater flow model, annual average dewatering rates over the entire simulation range from 63 to 345 gpm with a life of (Stage 1) quarry average of 144 gpm.    During dewatering, as groundwater is removed from the system, groundwater elevations will decline in the quarry and surrounding area. The cone of depression is predicted to extend away from the Stage 1 quarry for approximately 0.6 miles.    Following dewatering, as the groundwater system recovers, groundwater elevations will recover, and a lake is predicted to form in the Stage 1 quarry to a level of 5,761 feet amsl. At this level, the lake area will be 23 acres and will have a net evaporation rate of 74 gpm.    Under the base case conditions simulated, the quarry lake is predicted to be a hydraulic sink with no outflows to the surrounding environment (i.e., terminal lake; no flow-through condition). For the high

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  conductivity flow sensitivity run, the Stage 1 quarry lake rebounds to approximately 5,810 feet amsl, which is slightly lower than the estimated hydraulic sink elevation of 5,823 feet amsl.  7-16    Model simulation results show that a water supply can be developed which will provide the project an average of 2,000 gpm over the five-year development and operating period. This representation of the potential well field is generalized as it does not consider the performance or viability of individual wells, but instead assumes that the porosity of the fracture zone and surrounding unfractured bedrock and alluvium would be drained.  7.3.1 QP Statement on Hydrogeological Drilling  The QP is not aware of any factors relating to hydrogeological data collection that could materially affect the accuracy and reliability of the results of the hydrogeological analyses. The data are well documented via original digital and hard copy records and were collected using industry standard practices in place at the time. All data has been organized into a current and secure spatial relational database. The data has undergone thorough internal data verification reviews, as described in Section 9.0 of this TRS.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

7.4 Geotechnical Drilling and Sampling

NewFields provided geotechnical exploration services to support the design and construction of the Spent Ore Storage Facility (SOSF) and the process facilities areas. The objectives of the SOSF and process facility geotechnical study included:

- Characterizing soil, rock, and near surface groundwater conditions
- Identifying subsurface hazards that may influence site development of the SOSF and process facilities areas
- Identifying potential borrow sources for construction materials

NewFields performed a field investigation in October 2018 which involved logging and sampling geotechnical borings and test pits at the SOSF and process facilities areas Eleven geotechnical borings were drilled in the project area (Table 7.5 and Figure 7.5). Six borings were drilled to total depths ranging from 26.5 to 101.5 feet below ground surface (bgs) in the process facilities area while 5 borings were drilled to total depths of 40.5 and 100.5 feet bgs in the SOSF. Soil samples were collected in the upper 10-foot portion of the boring at 2.5-foot intervals and at a 5-foot interval below this depth.

Twenty-four (24) test pits were excavated in the project area (Table 7.5 and Figure 7.4). Eleven test pits were excavated to depths of 9 to 19 feet bgs in the process facilities areas and along the facilities' access road while 13 test pits were excavated to depths of 7 to 18.5 feet bgs in the SOSF and along the SOSF access road. Bulk samples were collected in the test pits where changes in stratigraphy were observed.

Table 7.5: Summary of Geotechnical Exploration Locations

Facility Area	Type	Total	Linear Footage (ft)
Process	Boring	6	294.0
SOSF	Boring	5	322.5
	Borings Total	**11**	**616.5**
Facility Area	**Type**	**Total**	**Mean Depth (ft)**
Process	Test Pit	8	18.2
Process Access Road	Test Pit	3	15.5
SOSF	Test Pit	11	15.0
SOSF Access Road	Test Pit	2	12.5
	Test Pit Total	**24**	**15.9**

wsp 7-17

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 7.4: Geotechnical Boring and Test Pit Locations  7-18

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Soil samples were sent to the NewFields accredited geotechnical laboratory in Elko, Nevada and were tested to characterize moisture content, grain size, and plasticity. Chemical testing was performed by Sunland Analytical in Rancho Cordova, California to evaluate the corrosion potential of the soil samples. The following summarizes the major findings and aspects of the geotechnical exploration of the SOSF and processing plant areas:  7-19    Subsurface conditions in the process facilities area are poorly stratified and consist of intermixed alluvium deposits of sand and gravel with trace to some silt.    In the process facilities area, granular surface soils are loose to a depth of 1 to 2 feet; medium dense to dense from two to 12 feet bgs; and becoming very dense with depth.    Subsurface conditions in the SOSF area are sorted to poorly sorted and moderately stratified. Deposits consist of sand and gravel with trace to some silt.    In the SOSF area, granular surface soils are loose to a depth of 1 to 2 feet; dense to very dense from two to six feet bgs; becoming very dense with depth.      Bedrock was not encountered during this field investigation.  Free water or indications of past groundwater conditions were not encountered during this field investigation and groundwater is not anticipated to influence construction activities or operation of the facilities.    Testing was performed on seven soil samples to evaluate potential sulphate attack. The soluble sulphate content of the seven soils samples ranged from 19.3 ppm to 918.2 ppm. One soil sample has a Class 0 severity of potential exposure or a negligible exposure potential; the other six samples are classified as Class I severity of potential exposure.    Resistivity testing indicates the subgrade soils have a severe corrosion potential when in contact with metallic objects and varied between 200 to 1,530 ohm-centimeters (Ω-cm).    Further chemical testing, on the limited number of soil samples from the Process Facilities area, indicates soil conditions are potentially corrosive (i.e., soil might contain chemical components that can react with construction materials, such as concrete and metals, that may damage foundations and buried pipelines).  7.4.1 QP Statement on Geotechnical Drilling  The QP is not aware of any drilling, sampling, or recovery factors that could materially affect the accuracy and reliability of the results of the geotechnical drilling data. The data are well documented via original digital and hard copy records and were collected using industry standard practices in place at the time. All data has been organized into a current and secure spatial relational database. The data has been verified thorough internal and external data verification reviews, as described in Section 9.0 of this TRS.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  SAMPLE PREPARATION, ANALYSES, AND SECURITY  Site Sample Preparation Methods and Security  All sampling was completed by or supervised by a senior ioneer geologist. The senior ioneer and Newfields geologists referenced here and throughout this TRS have sufficient relevant experience for the exploration methods employed, the type of mineralization being evaluated, and they are registered professional geologists in their jurisdiction.  The QP was not directly involved during the exploration drilling programs and except for observing sampling procedures on two drill holes during the site visit, was not present to observe sample selection. Based on review of the procedures during the site visit and subsequent review of the data, it is the opinion of the QP that the measures taken to ensure sample representativeness were reasonable for the purpose of estimating Mineral Resources.  Several different sampling techniques have been used on the Project since 2010. The nature and quality of the sampling from the various sampling programs is summarized in the following sections.  8-1  8.1.1  8.1.1.1  Sampling Techniques and Preparation  RC Drilling  A chip sample was collected every 5 feet from a 5-inch diameter drill hole and split using a rig-mounted rotary splitter. Samples, with a mean weight of 10.5 pounds were submitted to ALS Minerals laboratory in Reno, NV, where they were processed for assay. RC samples represent 55% of the total intervals sampled to date.  Due to the nature of RC samples, lithological boundaries are not easily honored; therefore, continuous 5-foot sample intervals were taken to ensure as representative a sample as possible. Lithological boundaries were adjusted, as needed, by the senior ioneer geologist once the assay results were received.  For the pre-2017 RC, two samples were collected for every interval (one main sample and one duplicate). Only the main sample was submitted for analysis. For the 2017 RC chip samples, only one, approximately 22-pound sample, was collected every 5-foot depth interval. All samples were submitted for analysis.  8.1.1.2 Core Drilling  Core samples were collected from HQ and PQ size drill core, on a mean interval of 5 feet, and cut using a water-cooled diamond blade core saw (2018-2019), or a manual core splitter (pre-2018). Samples, with a mean weight of 4 pounds, were submitted to ALS where they were processed for assay.  Sample intervals were selected to reflect visually identifiable lithological boundaries wherever possible, to ensure sample representativeness. Determination of the mineralization included visual identification of mineralized intervals by a senior ioneer geologist using lithological characteristics including clay and carbonate content, grain size and the presence of key minerals such as Searlesite and Ulexite. A visual distinction between some units, particularly where geological contacts were gradational was initially made. Final unit contacts were then determined by a senior ioneer geologist once assay data were available.  The QP was not directly involved during the exploration drilling programs; however, the visual identification of mineralized zones and the process for updating unit and mineralized contacts was reviewed with the ioneer senior geologist during the site visit. The QP evaluated the identified mineralized intervals against the analytical results and agrees with the methodology used by ioneer to determine material mineralization.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Prior to 2018, core samples were collected on a mean 5-foot downhole interval and cut in two halves using a manual core splitter. The entire sample was submitted for analysis with no sub-sampling prior to submittal. During the 2018-2019 drilling program, core samples were collected for every 5-foot down hole interval and cut using a water-cooled diamond blade core saw utilizing the following methodology for the two target units and all other samples. The 2018-2019 sampling methodology is illustrated in Figure 8.1.  Figure 8.1: 2018-2019 Sampling Protocol  Once cut, the ½ core (M5, L6, and others) or ¼ core (B5) samples selected for analyses are placed in poly-woven sample bags for submission to the laboratory. A pre-form sample tag that includes a sample number and bar code is affixed to the sample bag and the drill hole and sample interval depths are recorded on the sample bag. The samples are then packaged for transport to the analytical laboratory in Reno, Nevada.  8.1.1.3 Trenches  Trench samples were collected from 19 mechanically excavated trenches in 2010. The trenches were excavated from the outcrop/subcrop using a backhoe and/or hand tools. Chip samples were then collected from the floor of the trench. Due to concerns with correlation and reliability of the results from the trenches, the QP has not included any of the trench data in the geological model or Mineral Resource estimate.  8.1.2 Sample Results  To date there has been a total of 11,934 samples collected on the Project of which 5,459 samples are from the cored drill holes and 6,706 samples are from the RC drill holes. Included in this total are 1,280 Quality Assurance and Quality Control (QA/QC) samples. A summary of the sampling results by drilling program and drill type is presented in Table 8.1. A summary of the assay samples by model unit is included in Table 8.2, not including the QA/QC samples.  8-2

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 8.1: Sampling Summary by Drill Program and Drill Type

Drill Type	Year	Sample Count	Mean Sample Thickness (ft)	Min. Sample Thickness (ft)	Max. Sample Thickness (ft)
RC Drill Holes	2010-2012	2,640	5.0	5.0	5.0
	2016-2017	3,905	5.0	5.0	5.0
	2018-2019				
Core Drill Holes	2010-2012	3,431	5.2	1.0	10.0
	2016-2017	483	6.4	1.4	10.0
	2018-2019	1,475	4.8	0.8	6.0
	Total	**11,934**	**5.3**	**2.6**	**7.2**

Table 8.2: Summary of Assay Samples by Model Unit and Drill Type

Model Unit	Core Drill Holes				RC Drill Holes			
	Sample Count	Mean Sample Thickness (ft)	Mean Li (wt. %)	Mean B (wt. %)	Sample Count	Mean Sample Thickness (ft)	Mean Li (wt. %)	Mean B (wt. %)
Q1	137	10.5	33	28	507	5.0	39	34
S3	699	5.7	328	238	1,724	5.0	281	263
G4	92	5.2	107	41	193	5.0	129	61
M4	135	4.9	914	103	225	5.0	955	66
G5	43	4.7	630	77	102	5.0	488	62
M5	***640***	***4.8***	***2,412***	***1,743***	***354***	***5.0***	***2,219***	***1,662***
B5	***944***	***4.9***	***1,890***	***17,842***	***434***	***5.0***	***1,695***	***17,420***
S5	449	5.0	986	677	529	5.0	677	760
G6	193	5.0	371	72	262	5.0	331	318
L6	***695***	***5.0***	***1,443***	***4,074***	***837***	***5.0***	***1,106***	***5,010***
Lsi	291	5.0	1,101	876	306	5.0	737	717
G7	212	4.9	341	35	213	5.0	266	85
Tbx	262	5.1	105	29	176	5.0	92	63
Total	**4,792**	**5.2**	**1,118**	**4,247**	**5,862**	**5.0**	**679**	**2,316**

8.1.3 Verification of Sampling and Assaying

To verify the sampling and assaying, both duplicate sampling and twinned drill holes were implemented on the Project.

During 2016-2017 and 2018-2019 drilling programs, field duplicate/replicate samples were obtained. For the 2017 RC drilling, a duplicate sample was collected every 20th sample. For the 2016 and 2018-2019 core drilling programs two ¼ core samples were taken at the same time and were analyzed in sequence by the laboratory to assess the representivity.

Twin drill holes at the same site were drilled during the 2010-2012 drilling program. The twin drill hole pairing comprises one RC drill hole (SBH-04) and one core drill hole (SBHC-01). The QP recommends twinning additional drill hole pairs as part of any future pre-production or infill drilling programs to allow for a more robust review of sample representivity.

wsp 8-3

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The QP reviewed the results of the duplicate/replicate sampling and twin drill holes. For the duplicate/replicate samples, the R2 value is 0.992, which is very good. Visual observation of the lithological intervals and the assays for the twin drill holes show that they are very similar, despite the difference in drilling techniques. The QP considers the samples to be representative of the in-situ material as they conform to lithological boundaries determined during core logging.  Sample Audits and Reviews  The QP reviewed the core and sampling techniques during a site visit in December 2018. The QP found that the sampling techniques were appropriate for collecting data for the purpose of preparing geological models and Mineral Resource estimates. There were no audits performed on the RC sampling or for the pre-2018 drilling programs.  Sample Security  Prior to 2018, samples were securely stored on site and then collected from site by ALS and transported to the laboratory by truck. ALS maintained all chain of custody forms. For the 2018-2019 drill holes, core was transported daily by ioneer and/or Newfields personnel from the drill site to the ioneer secure core shed (core storage) facility in Tonopah. Core awaiting logging was stored in the core shed until it was logged and sampled, at which time, it was stored in secured sea cans inside a fenced and locked core storage facility on site.  Samples were sealed in poly-woven sample bags, labelled with a pre-form numbered and barcoded sample tag, and securely stored until shipped to or dropped off at the ALS laboratory in Reno by Newfields personnel. Chain of custody forms were maintained by Newfields and ALS. ALS maintains a globally recognized internal sample security protocol. All samples submitted to the laboratory are assigned a unique barcode and entered into the ALS global laboratory information management system for tracking throughout the stages of laboratory analysis from preparation through to final certificate issue.  8.2 Laboratory Sample Preparation Methods and Analytical Procedures  All RC and core samples were processed, crushed, split, and then a sub-sample was pulverized by ALS Minerals (formerly ALS Chemex) in Reno, Nevada. Analysis was performed at the ALS Minerals Laboratory in Vancouver, BC, Canada, and samples were shipped directly between the preparatory lab in Reno and the analysis lab in Vancouver. Samples were stored in a secure manner and sample chain of custody followed internal ALS protocol once the samples were received from ioneer. ALS is independent from ioneer.  ALS implements a global quality management system that meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories, including ALS USA Inc. (Reno), are accredited to ISO/IEC 17025:2017 for specific analytical procedures.  ALS performed the following tests on the RC and core samples, with the descriptions of the tests taken from the ALS Schedule of Services & Fees, Geochemistry, 2019.  8-4    Sample Preparation (PREP-31y): Crusher/rotary splitter combination – Crush to 70% less than 2 mm, rotary split off 250g, pulverize split to better than 85% passing 75 microns.    Multi-element Analysis (ME-MS41): Evaluation by Aqua Regia with ICP mass spectrometry (ICP-MS) finish for 51 elements, including Lithium and Boron.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

- Boron (B-ICP82a): High-grade Boron samples (>10,000 ppm Boron), were further analyzed by NaOH fusion/ICP high-grade analysis.
- Inorganic Carbon (C-GAS05): 95% of the 2018-2019 samples were analyzed for inorganic carbon by $HClO_4$ digestion and CO_2 coulometer.
- Fluorine (F-ELE81a): 30% of the 2018-2019 were analyzed for Fluorine by KOH fusion and ion selective electrode.

8.3 Quality Control and Quality Assurance Programs

Several variations of QA/QC procedures were implemented on the Project for the various drilling programs. The QA/QC procedures for each program are as follows:

- 2010-2011 program: one of five different Standard Reference Material (SRM) samples and a small number of field blanks were inserted regularly into the sample sequence.
- 2016-2017 program: a duplicate sample was collected every 20th primary sample. Field blanks and SRMs were also inserted approximately every 25 samples to assess QA/QC.
- 2018-2019 program: QA/QC samples comprising 1 field blank and 1 SRM standard were inserted into each sample batch every 25 samples. Submission of field duplicates, laboratory coarse/pulp replicates and umpire assays were submitted in later stages of the 2018-2019 drilling program.

Table 8.3 summarizes the QA/QC sample counts by drilling program and type, as well as the percentage of the total assay samples submitted by program.

Table 8.3: Summary of QA/QC Samples by Drilling Program and Type

Drill Program	Total Assay Samples	QA/QC Samples				
		SRM	Blank	Duplicate	Total QA/QC Samples	Percentage of Total Samples
2010-2012	6,071	556	44		600	10%
2016-2017	4,388	251	77	161	489	11%
2018-2019	1,475	67	54	70	191	13%
Total	**11,934**	**874**	**175**	**231**	**1,280**	**11%**

The following sections present the QPs findings relating to each of the types of QA/QC samples.

8.3.1 Standard Reference Material Samples

As matrix-matched Certified Reference Material (CRM) standard were not commercially available for sedimentary Lithium and Boron mineralization at the time drilling commenced on the Project in 2010, five distinct Standard Reference Material (SRM) standards were prepared by Shea Clark Smith at Minerals Exploration & Environmental Geochemistry Inc. (MEG) using mineralized material collected from the Project site in 2010. While the certified nature of commercially prepared CRM standards provides an added level of confidence to the evaluation of the laboratory analytical accuracy (against a known certified value), non-commercial SRM standards are commonly used in exploration projects and can be considered a reliable evaluation of laboratory analytical accuracy provided they have been prepared properly including efforts to homogenize the sample followed by round robin testing to establish the accepted value and inherent variability of the SRM material.

wsp 8-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Review of the five SRMs used determined that there was a reasonable variability for Lithium between the upper and lower control limits (± 2 standard deviation [SD]); however, Boron shows an overall bias towards lower than expected values (i.e., less than the mean) for all sample programs. For each of the 5 SRMs, there were some sample outliers (both low and high); however, the majority fell within the control limits. There was a concern with the SRM sample submission protocol in that ioneer left the SRM standard name on the sample when submitting to the laboratory for analysis; however, partway through the program this problem was recognized and corrected. As a result, more than half of samples submitted did not include the standard name on samples.  Field Blanks  The field blanks used by ioneer were identified as unmineralized dolomite material, sourced primarily from commercial building supply stores. Review of the field blanks indicate that there is some variability in both the Lithium and Boron results. There were several samples that returned higher than expected values, with an increased number being from the 2018-2019 drilling program.  The QP reviewed the largest outliers for both Lithium and Boron and determined that the elevated blank samples primarily occurred in sample sequences of either >1,000 ppm Lithium, or >10,000 ppm Boron, or both. All assay samples were prepared (weighed, crushed, pulverized, and split) at the ALS Reno laboratory; however, the analysis was done at ALS Vancouver. Review of other QA/QC samples in the same sample batches did not show similar levels of anomalous values. As the outliers occurred in high-grade sample sequences, this indicates the potential for contamination by the sampler as they insert the blank samples and/or at the preparatory laboratory, and not necessarily the analysis laboratory. The QP recommends further monitoring and laboratory analysis of the blank material, both at the preparatory laboratory in Reno and at another umpire laboratory).  The QP considers the assay samples to be reliable, despite these anomalous outliers. While several blank samples failed as outliers, the values for Lithium and Boron are well below the mean grades in the sample sequence and have not adversely affected sample results.  Field Duplicates and Replicates  Field duplicates measure inherent variability and analytical precision of the primary laboratory while replicates measure analytical variability and precision of the primary laboratory. No field duplicates were submitted for the pre-2017 drilling programs. For the 2017 RC drilling, a duplicate sample was collected every 20th sample, by splitting the main sample collected from the rotary splitter. For the 2016 and 2018-2019 core drilling programs, two ¼ core samples were taken at the same time and were analyzed in sequence by the laboratory to assess the representativeness.  Review of the 230 field duplicate sample pairs from the 2016-2017 and 2018-2019 drilling programs determined that there was a strong correlation between each pair, as evidenced by an R2 value of 0.99 for Lithium.  In addition to the field duplicates samples, ioneer also submitted several samples for replicate analysis at another laboratory. Pulp rejects obtained during the sample preparatory stage were sent from ALS Reno to American Assay Laboratories (AAL) in Sparks, Nevada for umpire laboratory analysis. Review of the 20 umpire duplicate pairs found a strong correlation between each pair, with Boron returning an R2 value of 0.98.  The QP reviewed the control charts produced for each SRM, field blank and field duplicate, and determined that there was an acceptable level of accuracy and precision for each for the purpose of estimating Mineral Resources.  8-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  8.4 QP’s Opinion Regarding Sample Preparation, Security and Analytical Procedures  It is the QP’s opinion that the sample preparation, security, and analytical procedures applied by ioneer and its predecessor ALM were appropriate and fit for the purpose of establishing an analytical database for use in grade modeling and preparation of Mineral Resource estimates, as summarized in this TRS.  The QP reviewed the core and sampling techniques during a site visit in December 2018. The QP found that the sampling techniques were appropriate for collecting data for the purpose of preparing geological models and Mineral Resource estimates. There were no audits performed on the RC sampling or for the pre-2018 drilling programs.  The following recommendations were submitted to ioneer for consideration regarding sampling:  8-7    Revise QA/QC protocol to include field duplicates, laboratory replicates (coarse and pulp replicates) and check assay analyses at a second independent commercial laboratory.    Change SRM insertion procedure to remove the SRM name/number and identifiers other than the regular sample number prior to submitting the sample to the laboratory for analyses.    Exclude trench data from the modeling process based on visual inspection of the subcrop trenches and the reliability and representativeness of trench analytical data used in previous model iterations.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  DATA VERIFICATION  Exploration and Mineral Resource Data Verification  Exploration Data Compilation  All available ioneer and ALM exploration drilling data, including survey information, downhole geological units, sample intervals and analytical results, were compiled by WSP and loaded into an MS Access Database. Most of the exploration data was extracted from a series of MS Access databases provided by ioneer via Newfields.  Compiled drilling data for the South Basin of Rhyolite Ridge comprised 112 drill holes (46 RC and 66 core drill holes) totaling 79,840 feet of drilling and containing 11,934 analytical samples. Compiled supporting documentation for the ioneer and ALM drilling data included laboratory certificates, descriptive logs, core and chip photos, collar survey reports, geological maps and internal report documents.  Collar survey and downhole geological unit intervals, sample intervals and analytical results were imported into a Strater Project and a graphic downhole log was prepared for each drill hole to facilitate visual inspection of each individual drill hole as well as to allow for a review of correlations of geological units and mineralized zones between adjacent drill holes during the data validation and interpretation processes.  Exploration Data Validation  For the pre-2018 drilling, all drill hole logs were recorded by logging geologists on formatted paper sheets, then transcribed into Microsoft (MS) Excel. For the 2018-2019 drilling program, drill hole data and observations by the logging geologists were recorded using formatted logging sheets in MS Excel. Data and observations entered into the logging sheets were reviewed for transcription or keying errors or omissions by senior ioneer and Newfield’s geologists prior to importing the data into the MS Access drill hole database. The QP evaluated the tabular data provided by ioneer for errors or omissions as part of the data validation procedures described in the following section.  The QP performed data validation on the drill hole database records using available underlying data and documentation including but not limited to original drill hole descriptive logs, core photos, and laboratory assay certificates. Drill hole data validation checks were performed in Access using a series of in-house data checks to evaluate for common drill hole data errors including, but not limited to, data gaps and omissions, overlapping lithology or sample intervals, miscorrelated units, drill hole deviation errors, and other indicators of data corruption including transcription and keying errors. Database assay values for every sample were visually compared to the laboratory assay certificates to ensure the tabular assay data was free of errors or omissions. Drill hole recovery data was also reviewed, as well as QA/QC results.  Several minor errors, omissions, or proposed revisions were identified by the QP during the review process; these included typographic errors and omission of some data and observations, as well as some re-correlations of geological units to honor the grade data. In each instance, the error, omission, or revision was reviewed with ioneer and NewFields senior geologists and any updates to the data were incorporated into the geological database.  The QP verified the authenticity of the drill hole data during the December 2018 site visit. The purpose of the site visit was to review the project site, geology, current, and previous exploration methods, and results and identify any concerns and provide recommendations for consideration by ioneer. The site visit was completed in fulfilment of the requirement that the Mineral Resource or Mineral Reserves QP(s) perform a current site visit to the project in support of preparation of any S-K 1300 Mineral Resource and/or Mineral Reserve statements, or TRS.  9-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  During the site visit, the QP visited 12 completed drill hole locations. The drill holes visited were selected by the QP while in the field; selected drill holes spanned the spatial extent of the south basin and included drill holes from the 2011 through 2018 drilling campaigns. Drill hole locations visited during the site visit are presented on Figure 9.1. Site visit collar coordinates were recorded by the QP using a non-differentially corrected handheld GPS, which allows for a reasonable comparison against the DGPS coordinates from the database, while greater differences are expected between the holes where both the database collar coordinates, and the site visit collar coordinates are based on non-differential hand-held GPS surveys.  Comparison with the handheld GPS coordinates returned a mean difference of 1.4 feet (range of 0.4 feet to 6.5 feet) for easting, 3.5 feet (range of 0.8 feet to 10.2 feet) for northing and 4.9 feet (range of 0.6 feet to 18.8 feet) for elevation. The coordinate comparison differences were well within the acceptable limits for the two different survey methods used (handheld versus DGPS). The larger difference in the elevation is attributed to the lower accuracy of the handheld GPS.  9-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 9.1: WSP Mineral Resource QP Site Visit Map  9-3

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

9.1.3 Validated Drill Hole Information

Of the 112 drill holes reviewed during the data validation process, 108 (42 RC and 66 core) were included in the geological model, and 4 were omitted. One RC twin hole was omitted in favor of the cored hole at the same location. Three water/geotechnical drill holes were omitted due to a lack of lithology and quality data relevant to the geological model.

A summary table providing key details for all validated drill holes for the Project is presented by type and drilling campaign in Table 9.1.

Table 9.1: Summary of Validated Drill Holes by Type and Drilling Program

Drill Type	Year	Inclined Drill Hole		Vertical Drill Hole		Total Drill Holes	Total Depth (ft)
		Count	Total Depth (ft)	Count	Total Depth (ft)		
RC Drill Holes	2010-2012	6	4,444	9	7,589	15	12,033
	2016-2017	2	2,320	25	15,033	27	17,353
	2018-2019			4	1,556	4	1,556
Core Drill Holes	2010-2012	2	1,742	19	15,119	21	16,861
	2016-2017			3	2,798	3	2,798
	2018-2019	28	21,048	14	8,764	42	29,812
	Total	38	29,555	74	50,859	112	80,413

9.1.4 Limitations on Data Verification

The QP was not directly involved in the exploration drilling and sampling programs that formed the basis for collecting the data used in the geological modeling and Mineral Resource estimates for the Project; however, the QP was able to observe the drilling, sampling, and sample preparation methods while in progress during the 2018 drilling campaign site visit. The QP has had to rely upon forensic review of the pre-2018 exploration program data, documentation and standard database validation checks to ensure the resultant geological database is representative and reliable for use in geological modeling and Mineral Resource and Reserve estimation.

The QP is not aware of any other limitations on nor failure to conduct appropriate data verification.

9.1.5 QP's Statement on Adequacy of Data Validation

The QP has validated the data disclosed, including collar survey, down hole geological data and observations, sampling, analytical, and other test data underlying the information or opinions contained in the written disclosure presented in this TRS. The QP, by way of the data verification process described in this Section of the TRS, has used only that data, which were deemed by the QP to have been generated with proper industry standard procedures, were accurately transcribed from the original source and were suitable to be used for the purpose of preparing geological models and Mineral Resource estimates. Data that could not be verified to this standard were reviewed for information purposes only but were not used in the development of the geological models or Mineral Resource estimates presented in this TRS.

9.2 Metallurgy and Processing

The following items were reviewed as part of the metallurgy and processing data verification:

wsp 9-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Metallurgical Testing  The Rhyolite Ridge lithium-boron bearing ore is unique, and no reference installations exist for processing this type of ore. A series of in-depth metallurgical test work and pilot plant programs were performed on the B5, M5, and L6 lithium-boron bearing domains. The metallurgical testing programs were fit for purpose and no standardized test methods were used to govern testing programs. Test work was structured and guided using the general principles and definition of the CIM Best Practice Guidelines for mineral processing.  The metallurgical and analytical testing and historical data is adequate for the estimation of mass and metallurgical recovery estimation factors and estimation of Mineral Reserves.  Plant Designs  During the FS, thousands of hours of bench and pilot plant test work related to the Project’s process flowsheet were conducted at various locations including KCA, Veolia, and Kemetco Research Pilot plant in Canada. Based on these efforts, the Project’s engineering team (led by Fluor) designed the Project’s processing facilities using known and commercially proven technology to accommodate the unique Rhyolite Ridge ore. The test work produced a clear understanding of the processing chemistry, sequences, and understanding of the set points for optimal operations, and allowed ioneer to produce a complete mass balance based upon bench scale and pilot- level verification. This work was used as the basis to develop the plant’s engineering, cost estimates, and production forecasts in the FS.  Primary steam from the sulphuric acid plant will be fed to a steam turbine power plant to generate 35 MW of electricity, sufficient to run the entire process plant separate from the Nevada state power grid. Low-pressure steam extracted from the power plant will be piped to the boric acid and lithium carbonate circuits to drive the boric acid drying and evaporation/crystallization steps. The water supply for the plant is anticipated to be sourced from onsite wells. Water from quarry dewatering wells will be supplemented with an onsite wellfield from which water will be conveyed to the processing facilities via an overland pipeline.  Review of the plant designs and power/water supply indicates that the facilities will be adequate to effectively support the processing and support infrastructure requirements of the project.  Spent Ore Storage Facility  NewFields prepared a design report for the SOSF and associated infrastructure in support of Project development. The SOSF design was based on Spent Ore physical and chemical characteristics and geotechnical testing. The SOSF will be constructed in two phases, with each phase storing approximately 12 million short tons (Mt) of composite material (based on an average dry unit weight of 65 pounds per cubic foot). In its ultimate configuration, the SOSF will cover an area of approximately 135 acres and will provide permanent storage of approximately 24 Mt of composite material. The design of the SOSF is adequate to support the Project, providing enough storage capacity for leached ore from the vat leaching process as well as sulphate salts generated in the evaporation and crystallization circuits.  The data developed for the design of the SOSF is sufficient.  9.3 Mining and Mineral Reserve Data Verification  The Mining and Mineral Reserve QP, with the support of other relevant QPs reviewed the following items, as discussed in the sub-sections below, as part of its mine planning, cost model, and Mineral Reserves data verification.  9-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Geotechnical  The geotechnical database containing the results of the 2018/2019 site investigation campaigns has been reviewed as well as the strength properties of the various geological units as determined from the analysis of the available laboratory test results. The strength properties were incorporated into the geological model, and multiple quarry designs were examined until a stable quarry wall configuration was found.  The geotechnical sampling and testing data was sufficient for quarry wall slope stability analyses and design.  Hydrology  The hydrology data verification included review of the aquatic resources delineation report which was completed by Stantec in 2019 and includes an evaluation of a study area (approximately 8,403 acres) which starts in the northern portion of the Fish Lake Valley, heads southeast into the Silver Peak Range (along Nevada State Route 264, bounded along its eastern edge by Rhyolite Ridge and includes land within the Project area. Hydrologic structures have been designed and incorporated into the overall site plan to adequately control incoming sources of water without negatively impacting the mining operation.  Hydrogeology  Hydrogeologic information was collected as part of exploration activities as well as during several dedicated project-related hydrogeology characterization programs, which were developed and implemented in 2018 and 2019 to characterize the hydrogeology near the proposed Stage 1 quarry and throughout the HCM area.  Hydrogeologic data collection, analysis, modeling, and prediction was conducted using standard practices. The  groundwater flow model was well calibrated to observed conditions and hydraulic parameters. The model was run to evaluate uncertainty and sensitivity to variability in key parameters. The groundwater characterization plan, modeling, and results were reviewed and approved by State and NV BLM hydrogeologists.  Future detailed mine designs will need to incorporate dewatering wells and in-pit pumping to aid in quarry wall stability and to keep the quarry dry during operations. During dewatering, as groundwater is removed from the system, groundwater elevations will decline in the quarry and surrounding area. The cone of depression will extend away from the quarry for a distance of approximately 0.6 miles (1 kilometer).  Sufficient hydrogeological testing exists to provide an estimate of Stage 1 quarry dewatering requirements.  Quarry Methods  The proximity of the mineralized ore to the surface results in the use of surface mining methods to extract the material. The shape of the mineralized zone further defines the surface mining design as an open-pit mine using excavators and trucks as the primary mining equipment. The drill-and-blast work is assumed to be completed by a contractor. Once the rock is broken to a reasonable size, it will be hauled to the processing plant (ore) or to the  ex-pit storage facilities (waste).  Cut-off Grade and Modifying Factors  The cut-off grade determined using a two-stage approach including a grade-tonnage evaluation and an economic evaluation. Based on the above grade-tonnage curves, the following observations were made:  9-6    All potential ore material within the low Boron, high Lithium M5 unit has an in-situ Boron grade greater than 1,465 ppm and an in-situ Lithium grade greater than 2,450 ppm

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    9-7  All potential ore material within the B5 unit has an in-situ Boron grade greater than 4,800 ppm and an in-situ Lithium grade greater than 1,000 ppm    All potential ore material within the L6 unit has an in-situ Lithium grade greater than 400 ppm, but total tonnages reduce almost linearly as the Boron grade increases  The above observations from the grade-tonnage curves were applied to the economic analysis described below to estimate cut-off grades.  Based on the results of leaching process test work, a 5,000 ppm Boron limit was selected as the basis of the cut- off grade estimate. The minimum Lithium grade required to breakeven on revenue and costs was therefore calculated from this limit. The M5, B5, and L6 domains must have a minimum Lithium grade of 740ppm to generate enough revenue to cover the costs of mining, processing, and selling.  Pit Targeting  Numerous pit targeting exercises were performed under various scenarios and assumptions to identify the economic extents of the Stage 1 and Stage 2 Quarry. These pit targeting exercises formed the basis of subsequent quarry designs. Based upon the results of this pit targeting exercise, the 65% revenue factor quarry shell was chosen as a basis for the development of the quarry design due to its roughly 84 Mt of contained ore material that equates to approximately 32 years of ore production, at an average ore production rate of 2.8 million tons per year (Mtpy).  The ultimate quarry shell and waste/ore quantities are reasonable given the quarry optimization inputs and the selected ultimate quarry shell provides a positive economic value.  Quarry Design  The ultimate quarry shell selected from the pit targeting exercise was refined to yield the final quarry shell by integrating operational design characteristics, including ramp location and grades, OSF locations, mining width and height, and other practical mining considerations, given quarry geometry. The first three years of the quarry operation are limited to a minimum surface disturbance area to aid in the initial permitting of the Site. The allowable surface disturbance area for the first three years is approximately 158 acres and will include the OSF, haul roads, ponds, and stormwater controls. The Stage 1 Quarry was designed to maximize ore recovery while also staying within this constraint.  Production Schedule  The phase delineations and quantities were verified with the conclusion that the mining sequence and production quantities are reasonable and will support the planned production for the LOMP. Annual ore production at Rhyolite Ridge is dictated by the amount of sulphuric acid generated by the SAP and subsequently used in the leaching process. On average, the total ore mined was approximately 2.8 Mtpy with variable overburden removal requirements based on quarry orientation and loading equipment available. Assuming an annual acid consumption of 1.38 Mt corresponding to about 2.8 Mtpa of ore, the Stage 2 Production Plan indicates an expected mine life of 26 years.  Manpower and Equipment  The productivity calculations used for equipment fleet size estimation, including equipment capacity, availability and utilization percentages, equipment operating hours and haul distances were reviewed by the QP. The truck fleet is adequately sized for the requirements of the mine and matches well with the selected excavators. The

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  equipment will be powered with diesel fuel which will be delivered to the site via fuel trucks and dispersed through a fuel station and mobile fuel trucks.  In terms of employment opportunities, ioneer estimates a total of 400 to 500 persons will be employed either directly through ioneer or through contractors constructing the project. This will include a mix of skilled workers, as well as management personnel. While the mine is operating, ioneer estimates an initial staff of over 200 workers evolving to a peak of approximately 290 will be employed, including a similar mix of skilled workers plus several management personnel.  Limitation of Data Verification  The QP was not directly involved in the exploration drilling and sampling programs that formed the basis for collecting the data used in the geological modeling and Mineral Resource estimates for the Project. The QP has had to rely upon forensic review of the pre-2018 exploration program data, documentation and standard database validation checks to ensure the resultant geological database is representative and reliable for use in geological modeling and Mineral Resource and Reserve estimation.  The QP is not aware of any other limitations on nor failure to conduct appropriate data verification.  Statement on Adequacy of Data  The QP responsible for Mine Planning and Mineral Reserve estimates has verified the data used in the preparation of the mine design and resultant Mineral Reserve estimate, including geotechnical design criteria, cut- off grade calculations, mine modifying factors, production schedule, manpower and equipment estimates, and other test data underlying the information, or opinions, contained in the written disclosure presented in this TRS.  The QP has used only that data which was deemed by the QP to have been generated with proper industry standard procedures, was accurately transcribed from the original source and was suitable to be used for the purpose of preparing the mine design and Mineral Reserve estimates. Data that could not be verified to this standard was reviewed for information purposes only but was not used in the development of the mine design, or Mineral Reserve estimates, presented in this TRS.  9.4 Marketing  For marketing data used in the FS, ioneer used published data by reputable firms such as Wood Mackenzie (Roskill acquired by Wood Mackenzie in 2021), Benchmark Minerals, Fastmarkets, Maia Research, trade statistics, and others. The use of multiple sources of data to analyze the supply and demand forecast of the materials ensures that the data verification was comprehensive. The supply and demand forecast is an assumption at this time, and ioneer rigorously updates market intelligence, including data, to understand the current market conditions.  9-8

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  MINERAL PROCESSING AND METALLURGICAL TESTING  Metallurgical Testing and Analytical Procedures  The Rhyolite Ridge lithium-boron-bearing ore is unique, and no reference installations exist for processing this type of ore. Advanced scientific investigative and confirmatory test work was therefore required to fully optimize recovery rates of lithium carbonate and boric acid to be produced.  A series of in-depth metallurgical test work and pilot plant programs has been performed on the B5, M5, S5, and L6 lithium-boron bearing domains to optimize the Project’s process flowsheet. The process was customized to the metallurgical and chemical characteristics of each unit operation of the Rhyolite Ridge facilities. The metallurgical testing programs were fit for purpose and no standardized test methods were used to govern testing programs.  Test work was structured and guided using the general principles and definition of the CIM Best Practice Guidelines for mineral processing. At a finer level, each metallurgical laboratory has their own standard operating procedures (SOPs) and use a wide range of standards for individual test procedures and assaying.  The extensive metallurgical testing effort has resulted in achieving a high-level of confidence in the process flowsheet and reducing process risk and uncertainty. The major unit operations of the Rhyolite Ridge flowsheet have been operated at pilot plant scale.  Areas of focus during the testing and process optimization were:  10-1        Achieve high recoveries of boron and lithium through leaching  Economically process the leach solution to remove impurities while minimizing losses of boron and lithium  Produce high-quality, market-desirable lithium carbonate, lithium hydroxide and boric acid materials.  Process testing included the following operations:    Vat leaching – Testing of leachability of ores of varying grade within the ore body; composite ore sample tests; and a full height vat leach test. This work established the metallurgical parameters for vat leach recovery, acid consumption, permeability, wash efficiency, and composition of the resultant leach solution for downstream processing. Ore was vat leached at Kemetco to produce PLS for downstream pilot plant processing.    Boric acid circuit – Pilot plant crystallization of boric acid from the vat leach solution. Boric acid was dissolved and recrystallized to produce high-purity boric acid.    Impurity removal – Bench-scale impurity removal of aluminum and acid before the evaporation and crystallization circuit.    Evaporation and crystallization – Bench-scale test work to identify and quantify the optimum parameters for the evaporation and crystallization circuit.    Lithium carbonate circuit – Pilot plant operation of impurity removal using lime precipitation of magnesium and other insoluble metal hydroxides prior to being fed to lithium carbonate precipitation. Pilot production of lithium carbonate was achieved by precipitation with sodium carbonate followed by washing and oven drying.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  This test work produced a clear understanding of the processing chemistry, sequences, understanding of the set points for optimal operations, and allowed ioneer to produce a complete mass balance based upon pilot-level verification. This work was used as the basis to develop the plant design, cost estimates, and production forecasts in the FS.  The main areas of metallurgical testing completed during the FS and the outcomes of the test program are summarized in Table 10.1.  10-2

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 10.1: FS Metallurgical Testing and Results

Test Program	Details	Outcome of Test Work	Unit Operation Impacted	By:
Sizer Crushing Test	Vendor test work to confirm size reduction requirements can be met in two stages of crushing	▪ Crusher index and UCS (unconfined compressive strength) confirmed. ▪ Test work was successful by closing gap between sizer teeth in secondary stage of crushing.	▪ Crushing	▪ FLSmidth
Leaching	Vat leach test work evaluating deposit leach response variability and full-scale leach performance	▪ Ore variability leach response is consistently high for lithium and boron. ▪ High lithium and boron recoveries to create spent solids that do not cause permeability issues. ▪ Acid addition is at the beginning of the leach cycle is critical to maintaining good leach conditions and lithium and boric acid recovery. ▪ Optimized a 3-day leach period and a total 7-day cycle including loading, neutralization washing, and unloading	▪ Vat leach	▪ KCA
Bench-scale Evaporation Optimization	Bench-scale optimization of PLS evaporation and sulphate salt crystallizatio n	▪ Feed liquor adjusted to represent commercial operations composition. ▪ Crystals from both EVP1 and CRZ2 exhibited good crystal/liquor separation characteristics and low-	▪ Evaporation (EVP1) ▪ Crystallization (CRZ2)	▪ Kemetco ▪ Veolia

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Test Program	Details	Outcome of Test Work	Unit Operation Impacted	By:
		moisture levels and low lithium losses. ▪ Defined optimum target lithium end concentrations for both EVP1 and CRZ2. ▪ Lithium double salt formation avoided by operating in the correct area of the phase diagram in EVP1 and by ▪ Removal of aluminum, iron, and fluoride by lime precipitation ahead of bench-scale evaporation/crystallization. ▪ Optimal boil down conditions for evaporation achieved in EVP1. ▪ Two stages of cooling implemented in CRZ 2. ▪ Optimized conditions for EVP1 and CRZ2 established for implementation in pilot-scale. ▪ Evaporation optimization program successful.		
Semi-integrated Pilot Plant	Operation of an integrated pilot plant consisting of	▪ Successful production of lithium carbonate and boric acid.	▪ Vat leach ▪ Boric acid circuit	▪ Kemetco

wsp 10-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Test Program  Details  Outcome of Test Work  Unit Operation Impacted  By:  the major unit operations of the FS flowsheet   Feed liquor from vat leach was different from that expected during commercial operations (resolved in ensuing bench-scale evaporation optimization testing explained below).   Boric acid flotation from EVP1 and CRZ2 salts proved to be readily achieved.   Phase chemistry of lithium, sodium, potassium, and magnesium overlaid with test results identified desirable operations parameters.   Root cause analysis undertaken to identify causes of poor crystal/liquor separation as follows (all thee below resolved in ensuing bench-scale evaporation optimization testing explained below):   Crystals from evaporation 1 circuit (EVP1) and crystallization 2 circuit (CRZ2) CRZ2 exhibited poor crystal/liquor separation characteristics, resulting in high-moisture levels and subsequent lithium losses.   Crystallization (CRZ1)  CRZ2   Recrystallizatio n (CRZ3)  EVP1   Impurity removal 1 and 2 (IR1, IR2)   Lithium carbonate precipitation   Lithium brine evaporation (EVP2)  10-5

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Test Program	Details	Outcome of Test Work	Unit Operation Impacted	By:
		▪ Lithium saturation occurred at below target concentrations resulting in lithium salt formation and high lithium losses. ▪ Recommendations of root cause analysis implemented in ensuing bench-scale evaporation optimization test program. ▪ A two-stage impurity removal precipitation system using lime and soda ash was successfully implemented on the CRZ2 mother liquor ahead of the lithium carbonate. ▪ Lithium carbonate was successfully produced.		
Pilot-scale Evaporation Optimization	Optimized pilot plant operations of PLS evaporation and sulphate salt crystallizatio n	▪ Bulk impurity removal of aluminum, iron, and fluoride by lime precipitation ahead of pilot-scale evaporation/ crystallization.(Li/B losses unacceptably high, resolved in bench scale impurity removal as explained below) ▪ Implementation of bench-scale evaporation and optimization parameters. ▪ Crystals from EVP1 and CRZ2 exhibited good	▪ IR1 ▪ EVP1 ▪ CRZ2	▪ Kemetco ▪ Veolia

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Test Program	Details	Outcome of Test Work	Unit Operation Impacted	By:
		crystal/liquor separation and low-moisture contents. ▪ Achieved target lithium concentrations in EVP1 and CRZ2. ▪ Low lithium losses achieved in EVP1 and CRZ2 ▪ Results achieved were in alignment with the phase diagram expectations.		
Pilot-scale Crystal/Liquor Centrifuge Separation	Vendor bench centrifuge test rigs for de-brining of sulphate crystals such that scale-up to industrial sizing and performance can be achieved.	▪ Operated simultaneously as part of pilot-scale evaporation optimization work. ▪ Vendor centrifuges used for industrial sizing of equipment used crystal/liquor separation and wash tests. ▪ Centrifuges achieved high levels of separation, low-liquor contents, and reasonable wash efficiencies. ▪ Overall lithium losses were minimized	▪ EVP1 ▪ CRZ2	▪ Kemetco ▪ Veolia ▪ TEMA ▪ Ferrum
Bench-scale impurity removal	Bench-scale proof of concept and optimization testing of PLS impurity removal	▪ Removal of aluminum and fluorine by a high temperature (90-95°C) process to form a crystalline sulphate of aluminum and potassium; process achieved:	▪ IR1	▪ Kemetco

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Test Program	Details	Outcome of Test Work	Unit Operation Impacted	By:
		▪ High level of aluminum and fluorine removal to produce a feed suitable for EVP1 and CRZ2 circuits ▪ Low lithium and boron losses ▪ Good filtration and washing characteristics		
Bench-scale flotation optimization	Bench-scale optimization of boric acid flotation	▪ Bench-scale flotation of boric acid from pilot-scale evaporation optimization achieved: ▪ Good recovery of boric acid from EVP1 (3rd and 4th effect evaporators) ▪ Good recovery of boric acid from CRZ2 (2nd and 4th stage crystallizer)	▪ EVP1 ▪ CRZ2	▪ Kemetco
Bench-scale lithium optimization	Bench-scale optimization of lithium brine cleaning	▪ Removal of magnesium from lithium brine (CRZ2 product liquor) using lime precipitation was successful. ▪ Removal of calcium ahead of lithium precipitation by addition of sodium carbonate was successful.	▪ IR2	▪ Kemetco

Source: Section 1 (Executive Summary) of the April 2020 FS (Fluor Enterprises Inc., 2020a).

10.1.1 Additional Post-FS Process Testing

Since the issuance of the FS, additional testing and process refinements conducted during the detailed engineering design phase to confirm and further reduce risk of specific areas in the process flowsheet. This additional testing was conducted after the reference date of this TRS.

10-8

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Improvements in boron and lithium process losses and product recovery were achieved through additional testing for:

- Vat Leach Residue Dissolution and Washing
- Filter Cake Co-Precipitation and Washing
- Sulphate Salts Flotation/Repulp and Washing

The additional testing improved benefits in tertiary crushing, optimized the precipitation reagent scheme, optimized filtration washing, repulp washing scheme and crystal washing scheme.

10.2 Representativeness of Metallurgical Testing

Most of the metallurgical test work has been performed on B5 material from the South Basin which is the proposed location of the quarry and will be representative of the ore mined for the first 18 years of production. Over 30 tons of ore taken from a bulk sample of the B5 geologic unit outcrop and core was processed.

Additionally, minimal test work has been done on core samples from the North Basin where operations could potentially expand in the future and a single test was performed on the L6 ore that will be mined after Year 19. A boron cut-off grade of 5,000 ppm has also been applied for metallurgical domaining purposes based on leaching test work.

10.3 Laboratory Used for Metallurgical Testing

A pilot plant was built at Kemetco Research in Vancouver, Canada to conduct an extensive program of metallurgical test work for the Project. The work was overseen by Kemetco, Fluor and ioneer, with metallurgical test work performed by Kappes Cassiday Associates (KCA), crushing and filtration test work performed by FLSmidth, and evaporation and crystallization test work performed by Veolia.

10.4 Recovery Estimates

The lithium and boron recoveries, summarized in Table 10.2 reflect the cumulative recovery for the unit processes that span form vat leaching to product production. These recoveries, which have formed the basis of the Mineral Reserves estimate, have been applied to all ROM ore produced over the 26-year Stage 2 Production Plan.

Table 10.2: Rhyolite Ridge Production Recoveries for Lithium and Boron

Product	Recovery Rate	Annual Production
Lithium carbonate	85%	22,153 short tons of lithium carbonate (>98.2% purity) - years 1 to 3
Lithium hydroxide	95%[1]	19,577 short tons of lithium hydroxide (99.5% purity) - from years 4 to 26 (conversion of lithium carbonate)
Boric acid	79%	176,245 short tons of boric acid (99.9% purity)

Note:
1. Recovery from lithium carbonate including recovery from purge stream back to IR1 and Li_2CO_3 plant.
2. Source: Section 1 (Executive Summary) of the April 2020 FS

Sufficient bench scale and pilot plant test work has been performed to indicate that technical grade lithium carbonate with 99% purity, battery-grade lithium hydroxide with 99.5% purity, and boric acid with 99.9% purity can be produced from the Rhyolite Ridge ore.

wsp 10-9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  10.4.1 Post-FS Recovery Improvements  The additional post-FS testing and process refinements, described in Section 10.1.1 above, during the detailed engineering design phase have resulted in:  10-10      Increased Lithium Carbonate recovery of 85.1%  Increased Boron recovery of 79.5%.  While the results have improved confidence and yield in plant recoveries, these results have not been incorporated into the TRS product yields, product tons or revenue estimations. Plant recoveries for the TRS are the plant recoveries as of the effective date of the TRS.  In the QP’s opinion, there are no material changes in plant recovery since the effective date of the Mineral Reserves of March 17, 2020.  10.5 QP’s Opinion  The metallurgical and analytical testing is adequate and the QP has utilized the data as provided, to establish the metallurgical factors and assumptions that support the Mineral Reserves estimate.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  MINERAL RESOURCE ESTIMATES  Key Assumptions, Parameters, and Methods  Geological Modeling Methodology and Assumptions  The data used in the development of the geological interpretation included drill hole data and observations collected from 66 core and 42 RC drill holes, supplemented by surface mapping of outcrops and faults performed by ioneer personnel. Regional scale public domain geological maps and studies were also incorporated into the geological interpretation.  The QP assumed that the mineralized zones are continuous between drill holes as well as between drill holes and surface mapping based on review of the drill hole data and previous reports. It was also assumed that grades vary between drill holes based on a distance-weighted interpolator. This assumption of the geology was used directly in guiding and controlling the Mineral Resource estimation. The mineralized zones were modeled as stratigraphically controlled lithium-boron deposits. As such, the primary directions of continuity for the mineralization are horizontally within the preferentially mineralized B5, M5, S5, and L6 geological units.  The geological model was updated in January 2020 to incorporate additional ioneer geological mapping along the eastern side of the basin. The purpose of this update was to provide additional geological constraint on the geometry of the basin stratigraphy east of the limits of drill hole data in support of geotechnical modeling and analysis that were in progress on the project.  This incorporation of this additional mapping changed the interpretation of the eastern portion of the basin scale syncline from a simple monoclinal eastern limb to a more complex eastern limb, with bed geometry and thickness modified by a series of basin scale folds and faults.  It should be noted that outcrop mapping data in the eastern portion of the basin is limited, and the resultant revised geological interpretation for the eastern limb of the basin scale syncline is high level in nature (compared to the more detailed modeling and interpretation derived from the abundant drilling data available in the western portion of the basin). The eastern mapping data will need to be corroborated by future additional drilling programs to advance the interpretation and model.  The primary factor affecting the continuity of both geology and grade is the lithology of the geological units. HiB-Li mineralization is favorably concentrated in marl-claystone of the B5, and L6 units, with minor concentration in the M5. Similarly, the LoB-Li mineralization is favorably concentrated in in the M5, S5, and L6 units. Mineralogy of the units also has a direct effect on the continuity of the mineralization, with elevated Boron grades in the B5 and M5 units associated with a distinct reduction in carbonate and clay content in the units, while higher Lithium values tend to be associated with elevated clay and carbonate, and occasionally increase in k-feldspar content in these units.. Additional factors affecting the continuity of geology and grade include the spatial distribution and thickness of the host rocks, which have been impacted by both syn-depositional and post-depositional geological processes (i.e., localized faulting, erosion).  Geological Modeling Database  All available ioneer and ALM exploration drilling data, including survey information, downhole geological units, sample intervals and analytical results, were compiled by WSP and loaded into an MS Access Database. Most of the exploration data was extracted from a series of MS Access databases provided by ioneer via Newfields.  10-11

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  As described in Section 9 of this TRS, the QP performed data validation on the drill hole database records using available underlying data and documentation including, but not limited to, original drill hole descriptive logs, core photos and laboratory assay certificates. The QP has used only that data, which were deemed by the QP to have been generated with proper industry standard procedures, were accurately transcribed from the original source and were suitable to be used for the purpose of preparing geological models and Mineral Resource estimates.  Data that could not be verified to this standard were reviewed for information purposes only but were not used in the development of the geological models or Mineral Resource estimates presented in this TRS.  Validated drilling data for the South Basin of Rhyolite Ridge comprised 112 drill holes (46 RC and 66 core drill holes) totaling 79,840 feet of drilling and containing 11,934 analytical samples. Compiled supporting documentation for the ioneer and ALM drilling data included laboratory certificates, descriptive logs, core and chip photos, collar survey reports, geological maps and internal report documents.  Collar survey and downhole geological unit intervals, sample intervals and analytical results were imported into a Strater Project and a graphic downhole log was prepared for each drill hole to facilitate visual inspection of each individual drill hole as well as to allow for a review of correlations of geological units and mineralized zones between adjacent drill holes during the data validation and interpretation processes.  Exploratory Data Analysis  The QP performed exploratory data analysis (EDA) on the geological modeling database. The EDA involved statistical and geostatistical analysis of the verified data to allow for evaluation of the statistical and spatial variability of the model data. The EDA aided in defining the geological domains used in modeling by identifying statistical and spatial trends in the data. The EDA process also aided in the development of interpolation parameters and in the establishment of Mineral Resource categorization parameters, all of which are discussed in subsequent sections of this Item.  Statistical Analysis  Descriptive statistics, histograms, box plots, probability plots, correlation matrices, and cross plots were used to evaluate the geological and grade data as part of both the data validation and modeling process. Key findings from the statistical analyses are as follows:  11-2    Lithium shows strong positive correlation with Strontium (Sr) and moderate positive correlation with Boron, Rubidium (Rb), Cesium (Cs), Molybdenum (Mo), Carbon Dioxide (CO2), and Florine (F).      Boron shows moderate positive correlation with Lithium, Rubidium, Cs, Sr, Mo and CO2.  Lithium and Boron grade values are highly variable in units other than the targeted mineralized units B5, M5, S5, and L6.    All units other than B5, M5, and L6 show very low Boron grades except for isolated high outliers (statistical outliers are identified as samples with values greater the 75th percentile plus two times the inter-quartile range (high outlier) or with values less than the 25th percentile minus two times the inter-quartile range (low outlier)    The impact of high outlier sample values for Boron is particularly pronounced in the S3 and S5 siltstone-claystone units that occur above and below the mineralized sequence, respectively.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    11-3  All units show more variable Lithium grade ranges; as expected B5, M5, and L6 show the highest-grade populations; however, there is more pronounced overlap with ranges for many of the other units as compared to the Boron values. This is attributed to the presence of isolated horizons of LoB-Li mineralization in some of the other units.    The B5 unit shows near normal distributions for both Lithium and Boron, with minimal outlier values. This tighter distribution of values is expected based on the high Boron cut-off grade of 5,000 ppm that is used to define the unit by segregating only the HiB-Li mineralization (excluding the LoB-Li mineralization)    The B5 probability plots show a small population of very low-grade Lithium and Boron samples, with less than 1% of the samples below 5,000 ppm Boron and 1,000 ppm Lithium, and a small population of samples distributed between 5,000 and 35,000 ppm Boron and between 1,000 ppm and 1,800 ppm Lithium.    The M5 unit shows skewed distributions, with the Boron population skewed strongly towards the high values and the Lithium population skewed moderately towards the low values. The high outlier Boron values and low outlier Lithium values observed are a result of the presence of the transitional zone near the base of the M5 unit, where the mineralization transitions from LoB-Li mineralization to HiB-Li mineralization in the underlying B5 unit.    The M5 Boron probability plot shows approximately 90% of the data falls below 5,000 ppm, as is expected as this is the cut-off for distinguishing between M5 and B5 units. The M5 Lithium probability plot shows approximately 5% of the values falling below 1,000 ppm Lithium, with the remainder ranging from 1,000 to 2,300 ppm Lithium. Both Lithium and Boron probability plots show the presence of multiple populations of values, indicated by changes in slope in the probability plots; the Lithium data shows two distinct populations while the Boron data suggests three distinct populations.    The L6 unit shows skewed distributions, with the Boron population skewed strongly towards the high values and the Lithium population skewed moderately towards the high values. Both display high outlier populations. The patterns are attributed to the likely presence of both LoB-Li and HiB-Li mineralization throughout the unit.    The L6 Boron probability plot shows approximately 70% of the population below 5,000 ppm Boron. The L6 Lithium probability plot shows approximately 40% of the population below 1,000 ppm Lithium. Like the M5 unit, both Lithium and Boron probability plots for the L6 unit show the presence of multiple populations of values; the Lithium data shows two distinct populations while the Boron data suggests three distinct populations.  11.1.3.2 Geostatistical Analysis  Semi-variograms (variograms) were generated for the purpose of evaluating the spatial continuity of key grade parameters for the B5, M5, and L6 units. Variogram analysis focused on evaluating the spatial continuity of Lithium and Boron within the three mineralized units.  Directional variograms were generated by mineralized zone and by model area on 5-degree azimuth increments and 5-degree dip increments to evaluate potential directional anisotropy for the grade parameters in each of the Mineralized units. Pair-wise relative variograms were generated to account for the impact created by data noise and outliers identified during EDA and directional variogram analyses.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

The experimental variograms were generated using lag distances (the separation distance between members of a sample pairing used to generate the experimental variogram) of 300 ft; this allowed for enough sample pairs to generate moderate to well defined variograms.

The experimental variograms were fitted using a two-structure spherical variogram model. A summary of the variogram model parameters for each unit and grade parameter is presented in Table 11.1. Example Boron and Lithium variograms (major axes) are presented by unit Figure 11.1.

Table 11.1: Summary of Variogram Model Parameters

Unit	Parameter	Variogram type	Variogram Model	Model Axis	Azimuth	Plunge	Lag Distance (ft)	Nugget	Total Sill	Total Range (ft)
B5	B	Anisotropic	Spherical	Major	160	0	300	0.02	0.13	1,800
B5	B	Anisotropic	Spherical	Semi-major	70	0	300	0.02	0.13	600
B5	B	Downhole	Spherical	Minor	0	-90	5	0.02	0.13	40
B5	Li	Anisotropic	Spherical	Major	150	0	300	0.01	0.06	1,800
B5	Li	Anisotropic	Spherical	Semi-major	60	0	300	0.01	0.06	1,800
B5	Li	Downhole	Spherical	Minor	0	-90	5	0.01	0.06	25
L6	B	Anisotropic	Spherical	Major	70	0	300	0.10	1.35	2,500
L6	B	Anisotropic	Spherical	Semi-major	160	0	300	0.10	1.06	2,500
L6	B	Downhole	Spherical	Minor	0	-90	5	0.10	0.90	65
L6	Li	Anisotropic	Spherical	Major	30	0	300	0.04	0.19	2,000
L6	Li	Anisotropic	Spherical	Semi-major	120	0	300	0.04	0.20	1,900
L6	Li	Downhole	Spherical	Minor	0	-90	5	0.04	0.17	60
M5	B	Anisotropic	Spherical	Major	120	0	300	0.01	0.91	2,000
M5	B	Anisotropic	Spherical	Semi-major	30	0	300	0.01	0.91	2,500
M5	B	Downhole	Spherical	Minor	0	-90	5	0.01	1.07	40
M5	Li	Anisotropic	Spherical	Major	170	0	300	0.01	0.06	2,500
M5	Li	Anisotropic	Spherical	Semi-major	80	0	300	0.01	0.07	1,500
M5	Li	Downhole	Spherical	Minor	0	-90	5	0.01	0.09	45

11-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 11.1: Example Major Axis Variograms by Unit - Boron (Left) and Lithium (Right)  The Lithium and Boron variograms showed moderate to good directional anisotropy for each of the B5, M5, and L6 units. The B5 and M5 units showed the principal direction of continuity towards the south-southeast, approximately parallel to the basin axis, while the L6 principal direction of continuity was generally orthogonal to that of the B5 and M5 units and is more aligned with the down-dip direction of the basin stratigraphy.  The nugget for each variogram was established using downhole variograms, as shown in Figure 11.2. The nugget in most models was relatively low at approximately 12% of the variogram sill (between 1% to 25%). This is attributed to the low degree of short-range grade data variability in the B5, M5, and L6 mineralized units.  11-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 11.2: Example Downhole Variograms by Unit - Boron (Left) and Lithium (Right)  Across the B5, M5, and L6 units, the Lithium and Boron grade parameters showed relatively consistent anisotropic spatial variability, with variogram ranges, the distance at which the variogram reaches the sill and levels off, typically between 1,800 feet and 2,500 feet for both Lithium and Boron.  The variogram range distance is the distance beyond which there is no spatial correlation between members of a sample pairing. The variogram range is an important parameter in evaluating interpolation parameters as well as Mineral Resource categorization parameters as it represents the spatial confidence of continuity of the grade parameters.  11-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Geological Modeling  Geological modeling and Mineral Resource estimation for the Project was performed under the supervision of the QP. The geological model was developed as a gridded surface stratigraphic model and a stratigraphically constrained grade block model using Datamine MineScape (v6.1.1) StratModel and BlockModel, which are computer-assisted geological, grade modeling, and estimation software applications.  The geological interpretation was used to control the Mineral Resource estimate by developing a contiguous stratigraphic model (all units in the sequence were modeled) of the host rock units deposited within the basin, the roof and floor contacts of which then served as hard contacts for constraining the grade interpolation.  The following sections provide details on the model extents as well as key components of the geological model developed in MineScape, namely the topographic model, stratigraphic model, and the grade model.  Model Extents  The Mineral Resource evaluation presented in this report covers an area of approximately 680 acres within the South Basin of Rhyolite Ridge. The Mineral Resource plan dimensions, defined by the spatial extent of the B5 unit Inferred Mineral Resource classification limits, are approximately 9,500 feet north-south by 5,300 feet east-west. The upper and lower limits of the Mineral Resource span from surface, where the mineralized units outcrop locally, through to a maximum depth of 1,300 feet below surface for the base of the lower mineralized zone (L6 unit). The model extent is shown in Figure 11.3.  Variability of the Mineral Resource is associated primarily with the petrophysical and geochemical properties of the individual geological units in the Cave Spring Formation. These properties played a key role in determining units that were favorable for hosting lithium-boron mineralization versus those that were not. On a basin scale, proximity or distance relative to the interpreted source pathways for the mineralizing fluids is a key component in grade distribution and variability across the deposit; lithium and boron grades appear highest in the southwest portion of the South Basin, proximal to the western bounding fault of the basin.  Topographic Model  The topographic model for the Project was developed using the MineScape StratModel application. 3D contours with a resolution of 50 cm (1.64 feet) were exported from the PhotoSat satellite topographic data set and converted from NAD83 to NVSPW 1983 projections by Newfields. The contour data was loaded into MineScape and the contours were visually inspected by WSP to ensure the data covered the area of interest and that it was free of obvious errors, or omissions.  The contour data was then interpolated across a regularized grid by triangulation; the grid cell size for the model was 25 by 25 feet. Contour lines on 10-foot intervals as well as a rainbow shaded topographic surface were prepared and were visually inspected to ensure the topographic model was free of obvious errors or omissions. As a validation of the modeled topographic surface, collar elevations from the DGPS surveyed drill hole were compared against the collar elevations from the topographic model; the mean difference between collar elevation and topographic model elevation was 0.8 feet (range of 0.0 to 2.8 feet).  It is the QP’s opinion that the topographic source data and the resultant topographic model are appropriate for use in developing the geological model and preparing Mineral Resource estimates for the Project.  11-7

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 11.3: Model Extents  11-8

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

11.1.4.3 Stratigraphic Model

The stratigraphic and structural model for the Project was developed using the MineScape StratModel application. Validated drill hole data was loaded into the model and then interpolated across a regularized grid using a Finite Element (FEM) interpolator; the grid cell size for the model was 25 by 25 feet.

Geological domaining in the model was constrained by the roof and floor surfaces of the geological units. The unit boundaries were modeled as hard boundaries, with samples interpolated only within the unit in which they occurred. To further constrain the structure on the western edge of the basin, WSP included the surficial surface mapping floor contacts for several units in the model schema. The geological units modeled are summarized in Table 11.2.

Structure grids for individual unit roofs, floors, and thickness were created on a by-unit basis for all units using the structural data (roof and floor intercepts) from the drill holes. The grids are essentially the x and y value from the regularized grid plus the structural parameter as the z value (elevation for roof and floor grids, thickness for thickness grids).

Table 11.2: Summary of Geological Units and Surfaces Modeled

Schema Unit	Type	Continuity	Mean Thick. (ft)	Min Thick. (ft)	Max Thick. (ft)
Q1	Floor	Continous			
S3	Interval	Pinch	229.56	0.02	707.17
G4	Interval	Pinch	24.87	0.00	73.26
M4	Interval	Pinch	31.62	0.05	63.74
G5	Interval	Pinch	12.38	0.02	33.77
M5	Interval	Pinch	44.99	0.05	91.39
B5	Interval	Pinch	38.13	0.03	105.23
S5	Interval	Pinch	46.22	0.04	135.53
G6	Interval	Pinch	35.74	0.00	112.85
L6	Interval	Pinch	119.28	0.00	276.68
Lsi	Interval	Pinch	25.51	0.00	176.39
G7	Interval	Pinch	25.87	0.00	180.05
Tbx	Roof	Continous			

All structure grids were checked visually using isopleth maps and sections, and mathematically by running various raw data versus grid data checks and statistics. A set of Cross-Sections and Long Sections through the model are available in Appendix E, and structure isopleth plan maps in Appendix F of the of the JORC Mineral Resource QP Documentation Report – November 6, 2019.

11.1.4.4 S3 Overburden Model

After the development of the stratigraphic model, ioneer requested that WSP evaluate the possibility of developing a model for the S3 overburden unit using the existing analytical data to establish correlatable stratigraphic horizons within the unit. The methodology and results for this study are summarized in the internal Technical Memorandum, titled "Rhyolite Ridge Lithium-Boron S3 Unit Subdivision Technical Memorandum" (Golder 2019).

wsp 11-9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The differentiated S3 model would then be used for evaluation as part of ongoing overburden geochemistry acid rock drainage and metals leaching studies as well as potential waste scheduling plans as part of the mine scheduling process to improve selective mining of the S3 waste unit based on geochemistry.  WSP used Machine Learning to identify patterns in the analytical database and then used these patterns to classify the individual S3 samples into pseudo-lithotypes based on their chemical composition; however, drill core was not visually reviewed to confirm these subdivisions.  The S3 lithotypes were then loaded into the geological modeling software and correlations were developed between the drill holes by WSP geologists. Because of the correlation process, a series of 16 correlatable units were identified, as shown in Table 11.3.  A stratigraphic grid model and a block model of the differentiated S3 unit was then generated, using the S3 roof and floor surfaces from the base geological model to ensure minimal impact on the surfaces and volumes of the overlying and underlying units. Thickness statistics for the S3 subdivision units are presented in Table 11.4.  Grade parameters modelled included 16 elements of interest for each of the S3 subdivision units; the modelled units were Li, B, Mg, Ca, Rb, Cs, Na, As, Sr, Mo, Fe, K, Al, W, S, Sb.  Table 11.3: Differentiated S3 Subunits  S3 Sub-unit  Sub-unit Description  S3U1  S3 undifferentiated  S3G2  S3 grit marker  S3U2  S3 undifferentiated  S3G3  S3 grit marker  S3U3  S3 undifferentiated  S3G4  S3 grit marker  S3U4  S3 undifferentiated  S3G5  S3 grit marker  S3U5  S3 undifferentiated  S3S5  S3 siltstone/claystone marker  S3U5B  S3 undifferentiated  S3G6  S3 grit marker  S3U6  S3 undifferentiated  S3S6  S3 siltstone/claystone marker  S3U6B  S3 undifferentiated  S3G7  S3 grit marker  11-10

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 11.4: Differentiated S3 Subunit Thickness Summary Statistics

Schema Unit	Type	Continuity	Mean Thick (ft)	Min Thick (ft)	Max Thick (ft)
Q1	Roof	Continuous			
S3U1	Interval	Pinch	131.99	3	354.9
S3G2	Interval	Pinch	23.74	5	55
S3U2	Interval	Pinch	46.54	5	160
S3G3	Interval	Pinch	23.08	5	50.1
S3U3	Interval	Pinch	60.65	5	200
S3G4	Interval	Pinch	12.64	5	49.6
S3U4	Interval	Pinch	59.43	5	160
S3G5	Interval	Pinch	8.75	5	20
S3U5	Interval	Pinch	85.44	8	280
S3S5	Interval	Pinch	11	5	20
S3U5B	Interval	Pinch	11.25	5	20
S3G6	Interval	Pinch	8.81	5	20
S3U6	Interval	Pinch	28.49	5	100.2
S3S6	Interval	Pinch	16.61	5	45
S3U6B	Interval	Pinch	11.4	5	20
S3G7	Interval	Pinch	9.83	1	35
G4_T	Floor	Continuous			

The grade parameters for the mass weighted values of the differentiated S3 units have been compiled but requires further evaluation as part of the ongoing overburden geochemistry and mine scheduling studies to evaluate the potential and impacts of selective mining of the S3 waste unit.

11.1.5 Grade Model

This sub-section contains forward-looking information related to density and grade for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including actual in-situ characteristics that are different from the samples collected and tested to date, equipment and operational performance that yield different results from current test work results.

The grade block model for the Project was developed using the MineScape BlockModel application. Validated drill hole sample grade data was interpolated into the block model using a 50-foot north-south by 50-foot east-west by 5-foot vertical parent block dimension with sub-cell dimensions of 12.5-feet by 12.5-feet by 1.25-feet. The grid cell and block size dimensions represent 25 percent of the nominal drill hole spacing across the model area.

The geological unit surfaces from the stratigraphic model were used to constrain the assignment of the geological unit to the model blocks based on the spatial relationship of the block relative to the unit roof and floor surfaces. Grade values were interpolated within the geological units using only samples intersected within those units; sub-celling was applied to allow for improved definition of geological contacts relative to the model blocks at the upper and lower contacts of the units.

Assumptions relating to selective mining units were based on the interpretation that the Lithium-Boron mineralization encountered is stratigraphically constrained and that mineralized and non-mineralized units can be selectively separated by existing mining and processing methods.

wsp 11-11

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  11.1.5.1 Grade Model Interpolation Parameters  Grade interpolation into the model blocks was performed using an Inverse Distance Squared (ID2) interpolator with up to four search passes with search distances of 500 feet, 1,000 feet, 2,000 feet and 20,000 feet.  As checks, interpolation of Lithium and Boron grade data into the block model was also performed using Nearest Neighbor, and Inverse Distance Cubed (ID3) interpolators. The Nearest Neighbor and ID3 interpolations were performed to allow for evaluation of data interpolation, data clustering and for estimation cross checks while ID2 was the chosen interpolation method for estimating Mineral Resources.  A cell declustering analysis was performed on the Lithium and Boron grade data for the B5, M5, S5, and L6 units to evaluate the potential bias due to spatial clustering of grade data; the analysis indicated that there were no significant biases introduced due to grade data clustering; and therefore, declustering was not applied to the grade data.  Key modeling and estimation parameters included the following, as shown in Table 11.5. Geological and grade parameter fields for the block models are summarized in Table 11.6.  Table 11.5: Summary of Modeling and Interpolation Parameters  11-12  Modeling Parameter  Description  Estimation Method  Inverse Distance Squared  Search Volume Geometry  Ellipsoid  Search Radius (Pass 1/2/3/4)  500/1,000/2,000/20,000 feet  Estimation Block Size (x/y/z)  50/50/5 feet  Sub-cell Size (x/y/z)  12.5/12.5/1.25 feet  Discretization (x/y/z)  2/2/2  Minimum Number of Samples  (Pass 1/2/3/4)  4/4/4/4  Maximum Number of Samples  (Pass 1/2/3/4)  16/16/16/16  Maximum Number of Samples Per Hole (Pass 1/2/3/4)  2/2/2/2  Weighting Used  Density and length

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 11.6: Summary of Block Model Parameters

Column Number	Parameter	Description
1	IJKNUM	IJK (xyz) cell identifier
2	XCEN	Block centroid easting
3	XCEN	Block centroid northing
4	XCEN	Block centroid elevation
5	ILEN	Block dimension, east-west
6	JLEN	Block dimension, north-south
7	KLEN	Block dimension vertical
8	A_CON_CALC	Calculated Acid Consumption
9	SG	Specific Gravity (g/cm³) by inverse distance squared
10	AS_PPM	Arsenic (ppm) by inverse distance squared
11	B_CNTR	Boron sample counter
12	B_ID3	Boron (ppm) by inverse distance cubed
13	B_NN	Boron (ppm) by nearest neighbor
14	B_PPM	Boron (ppm) by inverse distance squared
15	CA_PCT	Calcium (wt. %) by inverse distance squared
16	CS_PPM	Caesium (ppm) by inverse distance squared
17	FE_PCT	Iron (wt. %) by inverse distance squared
18	H3BO3_CALC	Calculated Boric Acid grade
19	HG_FLAG	HG sample interpolation flag
20	INTERVAL	Model Unit
21	K_PCT	Potassium (wt. %) by inverse distance squared
22	K2SO4_CALC	Calculated Potassium Sulfate grade
23	LCE_CALC	Calculated Lithium Carbonate Equivalent
24	LI_CNTR	Lithium sample counter
25	LI_ID3	Lithium (ppm) by inverse distance cubed
26	LI_NN	Lithium (ppm) by nearest neighbor
27	LI_PPM	Lithium (ppm) by inverse distance squared
28	LI2CO3_CALC	Calculated Lithium Carbonate grade
29	MG_PCT	Magnesium (wt. %) by inverse distance squared
30	MO_PPM	Molybdenum (ppm) by inverse distance squared
31	NA_PCT	Sodium (wt. %) by inverse distance squared
32	NSR_CALC	Calculated Net Smelter Return value
33	OREZONE1	High Boron, Medium Lithium ore zone
34	OREZONE2	Upper High Lithium, Low Boron ore zone
35	OREZONE3	Lower High Lithium, Variable Boron ore zone
36	RB_PPM	Rubidium (ppm) by inverse distance squared
37	SEARCH_P	Search pass counter
38	AL_PCT	Aluminum (wt. %) by inverse distance squared
39	SR_PPM	Strontium (ppm) by inverse distance squared
40	W_PPM	Tungsten (ppm) by inverse distance squared
41	MII_POLY	MII Class from polygons

11.1.5.2 Sample Data Compositing

Compositing of drill hole samples was applied to the raw drill hole sample data to allow each sample a relatively equal length to reduce the potential for bias due to uneven sample lengths. An assessment of sample lengths was performed by mineralized unit.

Based on the sample length analysis, the most frequent sample length for all units was identified as 5 feet (mode from the histogram). As a result, a composite length of 5 feet was selected, and all drill hole samples were composited by geological unit prior to being interpolated into the geological model. Composites were constrained by the geological unit (i.e., composites did not span boundaries of units) with no overlaps; 99.9% of the composites were 5 feet in length, with no composites less than 2.5 feet or greater than 5 feet. The raw and composite sample length distribution were compared statistically and graphically for all samples as well as for the B5, M5, and L6 unit samples to make sure that there were no biases introduced by the compositing process.

11.1.5.3 Grade Data Restrictions

Based on a statistical analysis, extreme Boron grade values were identified in some of the units other than the targeted B5, M5, and L6 units. As a result, restricted interpolation of Boron grade data was applied in place of grade cutting or capping in the other units on the model besides the targeted mineralized units B5, M5, and L6; to allow for use of all validated grade values while limiting the potential impact of overestimating spatially isolated high-grade results in the generally unmineralized units. Restricted interpolation controls were not applied to any other grade parameters. Mineral Resources were not estimated for the other units; however, grade was interpolated to allow for potential mining dilution evaluations during later studies.

Grade capping or top/bottom cutting was not applied for the targeted mineralized units B5, M5, and L6 as a statistical analysis of the grade data indicated there was no bias or influence by extreme outlier grade values.

11.1.5.4 Moisture Basis

The geological model and resultant estimated Mineral Resource tonnages are presented on a dry basis. A moisture content of 5% for the mineralized units has been assumed for mining and other modifying factors studies currently underway but should be evaluated as part of future analytical programs. Moisture analyses were wsp 11-13

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

performed on 110 samples as part of the 2018 to 2019 drilling program; however, the results are highly variable. Samples from ¼ core, ½ core, and whole core showed considerable variability within the same geological units, and the lag time between drilling and sample submission for some of the samples has also likely impacted the results. The 2018 to 2019 moisture analysis results require further investigation prior to being able to use this data.

11.1.5.5 Density

The density values used to convert volumes to tonnages were assigned on a by-geological unit basis using mean values calculated from 249 density samples collected from drill core during the 2010 to 2011 and 2018 to 2019 drilling programs. The density analysis were performed using the water displacement method for density determination, with values reported in dry basis.

The application of assigned densities by geological unit assumes that there will be minimal variability in density within each of the units across their spatial extents within the project area. The use of assigned density with a very low number of samples, as is the case with several waste units, is a factor that increases the uncertainty and represents a risk to the Mineral Resource estimate confidence.

Density values were assigned for all geological units in the model, including mineralized units as well as overburden, interburden, and underburden waste units. By-unit densities were assigned in the grade block model based on the block geological unit code as shown below in Table 11.7. As samples were not collected for density analyses for the Q1, Lsi, and G7 units, a default value for typical quaternary overburden was assigned for Q1 while the mean density value for the TBX unit was assigned to the other underburden units Lsi and G7.

Table 11.7: Summary of Density Data by Unit

Grade Model Density Parameters		Sample Count	Mean of Density (lb/ft³)	Min of Density (lb/ft³)	Max of Density (lb/ft³)
Q1	Overburden	-	112.4		
S3		25	125.7	61.5	131.2
G4		2	124.9	95.5	106.4
M4		10	124.9	104.6	154.5
G5		5	123.4	66.7	130.1
M5	Mineralized	45	130.2	80.9	147.5
B5		80	121.8	94.0	287.9
S5	Mineralized / Interburden	26	124.3	100.9	138.8
G6	Interburden	4	124.9	105.8	137.7
L6	Mineralized	39	131.9	105.6	165.2
Lsi	Underburden	-	124.9		
G7		-	124.9		
Tbx		7	124.9	87.5	163.6
Mean / Totals		**243**	**124.9**	**61.5**	**287.9**

wsp 11-14

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  11.1.6 Model Review and Validation  The geological and grade model validation and review process involved visual inspection of drill hole data as compared to model geology and grade parameters using plan isopleth maps and 600-foot spaced cross-sections through the model. Postings of drill hole intercepts and grade values were visually compared against plan isopleth maps for the various unit roof and floor surfaces, unit thickness, and key grade parameters.  Along with visual validation via sections and plans, drill holes, and model values were compared statistically, as well as via along-strike and down-dip swath plots.  No reconciliation data is available for use in model validation because the Project is not in production.  11.2 Mineral Resource Estimate  This sub-section contains forward-looking information related to Mineral Resource estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction.  The basis of the project’s Mineral Resource estimate of the South Basin and how it was generated are summarized below. The Mineral Resource estimate for the project is reported here in accordance with the SEC S-K 1300 regulations. For estimating the Mineral Resources of the South Basin, the following definition as set forth in the S-K 1300 Definition Standards adopted December 26, 2018, was applied.  Under S-K 1300, a Mineral Resource is defined as:  “… a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.”  Based on the geological model, grade model, parameters for establishing prospects for economic extraction, and the resource classification discussed in this Section, the categorized Mineral Resource estimate of the South Basin for the ioneer Rhyolite Ridge Project is presented by mineralized unit below in Table 11.8. The Mineral Resource is reported as in-situ and exclusive of the Mineral Reserve tons and grade (tons and grade from within the Stage 2 Mineral Reserve pit have been removed from the stated Mineral Resources). Mineral resource categorization of Measured, Indicated, and Inferred Mineral Resources presented in the table is in accordance with the definitions presented in S-K 1300. The effective date of the Mineral Resource estimate is March 31, 2023. The current Mineral Resource estimate reflects an update to the January 20, 2020, Mineral Resource estimate.  Relative to the January 2020 Mineral Resource estimate, the updated March 2023 Mineral Resource estimate for the Project reflects a significant increase in the estimated resource tons, including the reporting of the Mineral Resources for the LoB-Li mineralization for the first time for the Project. The updated Mineral Resource estimate also presents an increase to the HiB-Li Mineral Resource tons as the impact of the LoB-Li mineralization resulted in a net expansion of the constraining Mineral Resource pit shell.  11-15

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Mine design and other modifying factors studies relating to the LoB-Li processing stream have not been completed at present to allow for the estimation the of Mineral Reserve estimates for this second style of mineralization As a result, the Mineral Resources presented in this TRS reflect the estimate of the two processing streams, while the Mineral Reserves reported in Section 12 of this TRS are the same as those reported in the 2020 DFS.  The mineral resource pit shell used to constrain the March 31, 2023, mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat. Estimates run inside the avoidance polygons identified 32.4 Mt at 1,650 ppm Li and 9,000 ppm B (both HiB-Li and LoB-Li streams combined), reflecting approximately 8% of the March 2023 global Mineral Resource estimate for the Project. The tons and grade within the avoidance polygons have not been removed from the Mineral Resources for the March 2023 estimate. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.  From the effective Mineral Resource date of March 31, 2023, until the date of this report October 25, 2023, the QP is not aware of any material changes that would affect the resource model or Mineral Resource estimate.  Note to readers: The Mineral Resources presented in this section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve. Current Mineral Reserves are presented in Section 12.0 of this TRS.  Based on the geological results, supported by the mining method evaluations, metallurgical test work, and other modifying factors studies completed on the Project as part of the 2020 FS, it is the QP’s opinion that the HiB-Li Mineral Resources have reasonable prospects for eventual economic extraction. The results of the additional metallurgical testing of the low boron content M5, S5, and L6 units indicates a reasonable prospect of recovering lithium and boron from these units, sufficient to include this secondary process stream when considering factors supporting the reasonable prospects for Mineral Resources. The QP recommends that further work be conducted to allow for upgrading of the LoB-Li Mineral Resource to a Measured confidence level.  11-16

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 11.8: Mineral Resource Estimate – South Basin Rhyolite Ridge (March 31, 2023)  11-17  Notes:  Mt = Million short tons; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium carbonate; H3BO3 = boric acid; kt = thousand short tons.  Totals may differ due to rounding, Mineral Resources reported on a dry in-situ basis and are exclusive of Mineral Reserves. Lithium is converted to  Lithium carbonate (Li2CO3) using a conversion factor of 5.322 and Boron is converted to boric acid (H3BO3) using a conversion factor of 5.718.  The Statement of Estimates of Mineral Resources has been compiled by Mr. Jerry DeWolfe, who is a full-time employee of WSP and a Professional  Geologist (P.Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). Mr. DeWolfe has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a QP as  defined in S-K 1300.  All Mineral Resources figures reported in the table above represent estimates at March 31, 2023. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Rounding may cause some computational discrepancies.  Mineral Resources are reported in accordance with S-K 1300.  The reported Mineral Resource estimate was constrained by a conceptual Mineral Resource optimized pit shell for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the Mineral Resource pit shell included a 5,000 ppm Boron cut-off grade for the HiB-Li Mineralization and a 1,090 ppm Lithium cut-off grade for the LoB-Li mineralization., Mining cost of US$2.07/short ton plus $0.00163/short ton-vertical meter of haulage; plant feed processing and grade control costs of US$41.23/ short ton of plant feed for the HiB-Li processing stream and US$36.91/ton for the LoB-Li clay processing stream; Boron and Lithium recovery of 83.5% and 81.8%, respectively for the HiB-Li processing stream and by unit recoveries of 76% (M5), 85% (S5) and 86% (L6) for the LoB-Li clay processing stream; boric acid sales price of US$635/short ton; Lithium carbonate sales price of US$9,070/short ton; and sales/transport costs of US$145/short ton of product.  Processing Stream  Group  Classification  Short Tons (Mt)  Li (ppm)  B  (ppm)  Li2CO3  (wt. %)  H3BO3  (wt. %)  Li2CO3  (kt)  H3BO3  (kt)  Stream 1  (> 5,000 ppm B)  Upper Zone B5 Unit  Measured  3.4  1,900  17,950  1.0  10.3  30  350  Indicated  20.6  1,750  17,450  0.9  10.0  190  2,060  Inferred  6.1  1,950  15,200  1.0  8.7  60  530  Total  30.2  1,800  17,050  1.0  9.7  290  2,940  Upper Zone M5 Unit  Measured  0.6  2,450  5,450  1.3  3.1  10  20  Indicated  2.0  1,600  6,550  0.9  3.8  20  70  Inferred  0.0  0  0  0.0  0.0  0  0  Total  2.5  1,800  6,300  1.0  3.6  20  90  Upper Zone S5 Unit  Measured  0.8  1,800  6,250  0.9  3.6  10  30  Indicated  2.5  950  6,700  0.5  3.8  10  90  Inferred  0.0  0  0  0.0  0.0  0  0  Total  3.2  1,150  6,600  0.6  3.8  20  120  Upper Zone Total  Measured  4.7  1,950  14,550  1.0  8.3  50  400  Indicated  25.1  1,650  15,550  0.9  8.9  220  2,230  Inferred  6.1  1,950  15,200  1.0  8.7  60  530  Total  35.9  1,750  15,350  0.9  8.8  330  3,160  Lower Zone L6 Unit  Measured  14.1  1,350  7,650  0.7  4.4  100  620  Indicated  42.9  1,400  11,300  0.7  6.5  320  2,770  Inferred  12.8  1,350  12,750  0.7  7.3  90  930  Total  69.8  1,400  10,800  0.7  6.2  510  4,320  Total Stream 1 (all zones)  Measured  18.9  1,500  9,400  0.8  5.4  150  1,010  Indicated  68.0  1,500  12,850  0.8  7.4  540  5,000  Inferred  18.9  1,550  13,550  0.8  7.7  160  1,470  Total  105.8  1,500  12,350  0.8  7.1  850  7,480  Stream 2  (> 1,090 ppm Li, no B COG)  Upper Zone B5 Unit  Indicated  0.0  2,200  4,150  1.2  2.4  0  0  Inferred  0.0  0  0  0.0  0.0  0  0  Total  0.0  2,200  4,150  1.2  2.4  0  0  Upper Zone M5 Unit  Indicated  66.3  2,400  1,300  1.3  0.7  850  490  Inferred  16.4  2,500  750  1.3  0.4  220  70  Total  82.8  2,450  1,200  1.3  0.7  1,070  560  Upper Zone S5 Unit  Indicated  18.3  1,700  1,350  0.9  0.8  170  140  Inferred  3.9  1,500  400  0.8  0.2  30  10  Total  22.2  1,650  1,200  0.9  0.7  200  150  Upper Zone Total  Indicated  84.7  2,250  1,300  1.2  0.8  1,020  640  Inferred  20.3  2,300  650  1.2  0.4  250  80  Total  105.0  2,250  1,200  1.2  0.7  1,270  710  Lower Zone L6 Unit  Indicated  90.0  1,500  1,600  0.8  0.9  710  830  Inferred  29.2  1,600  1,050  0.8  0.6  250  170  Total  119.2  1,500  1,450  0.8  0.8  960  1,000  Total Stream 2 (all zones)  Indicated  174.7  1,850  1,450  1.0  0.8  1,730  1,460  Inferred  49.5  1,900  900  1.0  0.5  500  250  Total  224.2  1,850  1,350  1.0  0.8  2,230  1,720  Grand Total Both Streams and All Units  330.0  1,750  4,900  0.9  2.8  3,080  9,200

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The Mineral Resource estimates presented in this report are based on the factors related to the geological and grade models presented in this section, and the criteria for reasonable prospects of economic extraction are described in Section 11.3 of this TRS. The Mineral Resource estimates may be affected positively or negatively by additional exploration that expands the geological database and models of lithium-boron mineralization on the project. The Mineral Resource estimates could also be materially affected by any significant changes in the assumptions regarding forecast product prices, mining, and process recoveries, or production costs. If the price assumptions are decreased or the assumed production costs increased significantly, then the cut-off grade must be increased and, if so, the potential impacts on the Mineral Resource estimates would likely be material and need to be re-evaluated.  The Mineral Resource estimates are also based on assumptions that a mining project may be developed, permitted, constructed, and operated at the project. Any material changes in these assumptions would materially and adversely affect the Mineral Resource estimates for the project; potentially reducing to zero. Examples of such material changes include extraordinary time required to complete or perform any required activities, or unexpected and excessive taxation, or regulation of mining activities that become applicable to a proposed mining project on the project.  Except as described in this section, the QP does not know of environmental, permitting, legal, title, taxation, socio- economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates.  Basis for Establishing the Prospects of Economic Extraction for Mineral Resources  Assumptions for Establishing Prospects of Economic Extraction  This sub-section contains forward-looking information related to establishing the prospects of economic extraction for Mineral Resources for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub- section including cut-off grade assumptions, costing forecasts and product pricing forecasts.  As per S-K 1300, a key requirement in the estimation of mineral resources is that there must be a reasonable prospect for economic extraction of the mineral resources. The Mineral Resource estimate presented in this TRS was developed with the assumption that the lithium-boron mineralization within the Mineral Resource quarry shell, described further below, has a reasonable prospect for economic extraction based on the following key considerations:  11-18    The geological continuity of the mineralized zones and grade parameters demonstrated via the current geological and grade model for the South Basin of Rhyolite Ridge.    The potential for selective extraction of the HiB-Li mineralized intervals encountered in the B5, M5, and L6 units using current conventional open pit mining methods.    The potential for selective extraction of the LoB-Li mineralized intervals encountered in the B5, S5, and L6 units using current conventional open pit mining methods.    The potential to produce Boric acid and Lithium carbonate products using current processing and recovery methods.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    11-19  The assumption that Boric Acid and Lithium Carbonate produced by the Project will be marketable and economic considering transportation costs and processing charges and that there will be continued demand for Boric Acid and Lithium Carbonate.    The assumption that the location of the project in the southwest of the continental United States would be viewed favorably when marketing boric acid and lithium carbonate products to potential domestic end users.  Altogether, based on the exploration drilling and test work presented in the 2020 FS, HiB-Li mineralization of potential economic interest exists on the Project and can potentially be mined and processed to recover Boric Acid and Lithium Carbonate using existing industry standard mining and processing methods and equipment. ioneer has been conducting metallurgical test work on the LoB-Li mineralization since 2016, which built upon test work completed in 2010-2011 by ALM. Additional metallurgical test work completed following the 2020 FS supports that LoB-Li mineralization of potential economic interest exists on the Project and can potentially be mined and processed to recover Boric Acid and Lithium Carbonate using existing industry standard mining and processing methods and equipment.  Additional detail on the key assumptions relating to establishing reasonable prospect for eventual economic extraction of the Mineral Resources are presented below.  11.3.1.1 Cut-Off Grade and Resource Quarry Shell  The Mineral Resource estimate presented in this TRS has been constrained by the application of an optimized Mineral Resource quarry shell. The Mineral Resource quarry shell was developed using Maptek Vulcan Mine Planning software.  The resource pit shell was updated in 2022 to incorporate resources resulting from an additional processing stream which allows for the processing of mineralized material with a low boron content (LoB-Li). Mineral Resource estimation prior to this 2022 update had included only material that contained boron in an amount greater than 5,000 ppm (HiB-Li). The new processing stream is able process blocks and recover lithium from blocks with a boron content of less than 5,000 ppm (LoB-Li).  For optimization of the resource pit shells, the blocks were segregated first by the boron content and secondly, by the lithium content. Blocks with a boron content greater than 5,000 ppm were assigned to the original processing stream, hereafter referred to as the “High Boron” processing stream. If the blocks had a boron content less than 5,000 ppm but still contained an adequate amount of lithium to return a positive economic value for the block after processing, they were assigned to the new processing stream, hereafter referred to as the “Low Boron” processing stream. Blocks with inadequate amounts of both boron and lithium were classified as waste.  Mining, processing, and market parameters used in the optimized resource quarry shell are based on information available from 2020 FS. The Mineral Resource Pit Shell optimization parameters are summarized in Table 11.9.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 11.9: Mineral Resource Quarry Shell Parameters  11-20  Note: Mining cost used for Resource Quarry Shell was referenced from the 2018 PFS.  The optimized resource quarry shell was exported from Vulcan and imported into MineScape BlockModel and converted to a MineScape surface. The resource quarry shell surface was then used as the lower limiting surface on the Mineral Resource estimate, with the topographic surface serving as the upper limiting surface.  Mining Factors or Assumptions  The Mineral Resource estimate presented in this Documentation Report was developed with the assumption that the HiB-Li and LoB-Li mineralization within the Mineral Resource pit shell, as described in the preceding section, has a reasonable prospect for eventual economic extraction using current conventional open pit mining methods.  The mining factors or assumptions used in establishing the reasonable prospects for eventual economic extraction of the HiB-Li and LoB-Li mineralization are based on preliminary results from mine design and planning work from the 2020 FS.  Except for the Mineral Resource quarry shell criteria discussed in the preceding section, no other mining factors, assumptions, or mining parameters such as mining recovery, mining loss, or dilution have been applied to the Mineral Resource estimate presented in this report.  Metallurgical Factors or Assumptions  The metallurgical factors or assumptions used in establishing the reasonable prospects for eventual economic extraction of the HiB-Lo mineralization are based on results from metallurgical and material processing work as part of the 2020 FS for the Project. The metallurgical factors or assumptions used in establishing the reasonable prospects for eventual economic extraction of the LoB-Li mineralization are based on studies completed in 2010-  Cut-Off Parameter  Value  B Cut-off Grade  High Boron Processing Stream  5,000 ppm  Low Boron Processing Stream  None  Li Cut-Off Grade  High Boron Processing Stream  None  Low Boron Processing Stream  1,090 ppm  Overall Pit Slope Angle  42º  Mining Cost  US$2.07/short ton  Processing Costs  High Boron Processing Stream  US$41.23/short ton  Low Boron Processing Stream  US$36.91/short ton  B Recovery  High Boron Processing Stream  83.50%  Low Boron Processing Stream  72% M5, 79.5% B5, 75% S5, 81% L6  Li Recovery  High Boron Processing Stream  81.80%  Low Boron Processing Stream  76% M5,85% B5, 85% S5, 86% L6  Boric Acid Sales Price  US$635/short ton  Lithium Carbonate Sales Price  US$9,072/short ton  Sales/Transport Costs  US$145/short ton

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  2012 by ALM and since 2016 by ioneer, as well as additional metallurgical and material processing work that was conducted following the completion of the 2020 FS for the Project.  The HiB-Li mineralization test work completed as part of the 2020 DFS as well as the test work focused on the LoB-Li mineralization completed in 2012-2012, 2016-2019 and after the 2020 DFS were performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.  11.3.1.4 Environmental Factors or Assumptions  Environmental and socio-economic studies are in progress for the project; however, there have been no environmental factors or assumptions applied to the geological modeling or estimated Mineral Resources presented in this report. Environmental assumptions and factors will be taken into consideration during future modifying factors studies for the project.  Environmental and socio-economic studies are in progress for the Project; however, there have been no environmental factors or assumptions applied to the geological modeling and/or estimated Mineral Resources presented in this TRS.  In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 1,640 foot radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.  The mineral resource pit shell used for the March 31, 2023, Mineral Resource update was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat. However, Mineral Resources occurring within the avoidance areas have been specifically identified as part of the discussion on Mineral Resources presented in this TRS.  Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.  11-21

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  11.4 Mineral Resource Classification  This sub-section contains forward-looking information related to Mineral Resource classification for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including geological and grade continuity analysis and assumptions.  According to the S-K 1300 regulations, to reflect geological confidence, Mineral Resources are subdivided into the following categories based on increased geological confidence: Inferred, Indicated, and Measured, which are defined under S-K 1300 as:  “Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.”  “Indicated Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.”  “Measured Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a QP to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.”  11-22

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The Mineral Resource classification applied by the QP has included the consideration of data reliability, spatial distribution, and abundance of data and continuity of geology and grade parameters. The QP performed a statistical and geostatistical analysis for evaluating the confidence of continuity of the geological units and grade parameters. The results of this analysis were applied to developing the Mineral Resource classification criteria.  Estimated Mineral Resources were classified as follows:  11-23    Measured: 500-foot spacing between points of observation, with sample interpolation from a minimum of two drill holes.    Indicated: 1,000-foot spacing between points of observation, with sample interpolation from a minimum of two drill holes.    Inferred: 2,000-foot spacing between points of observation, with sample interpolation from a minimum of two drill holes.  Mineral Resource classification codes for Measured, Indicated, and Inferred Mineral Resources were assigned directly to the individual model blocks according to the classification criteria presented above. The volumes, tons and grades for the classified Mineral Resource estimates were then tabulated by mineralized unit and reviewed by the QP prior to stating the Mineral Resources as presented in this TRS.  The volumes, tons and grades for the categorized Mineral Resource estimates were then tabulated by mineralized unit and reviewed by the QP prior to stating the Mineral Resources as presented in Section 7.4 of this Documentation Report.  It is the QP’s opinion that the classification criteria applied to the Mineral Resource estimate are appropriate for the reliability and spatial distribution of the base data and reflect the confidence of continuity of the modeled geology and grade parameters.  11.5 Mineral Resource Uncertainty Discussion  The sources of uncertainty for the Mineral Resource evaluation include the following topics, along with their location in this TRS:          Sampling and drilling methods – Section 7.2 and 8.0  Data processing and handling – Section 11.1.1  Geological modeling – Section 11.1.4  Tonnage estimation – Section 11.2  The sampling and drilling methods present a low source of uncertainty based on the standard methods that were in place with ioneer and ALM for the recent exploration history. The items that helped to reduce uncertainty with the sampling and drilling methods include the fact that most of the drill holes were cored with PQ or HQ size core; the 2018-2019 drilling was also performed using a triple-tube core barrel to optimize core recovery and therefore, sample representativity. The core was then measured and logged and sampled with guidance from the ioneer geological team. The core was then sent to accredited commercial independent laboratories where QA/QC programs were implemented and actively monitored for laboratory performance.  Once the assay results were received from the laboratories, the data was input into the geological database along with the collar, drill hole information, and lithology records. The lithology records from the core logging were

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  validated based on the assay results by the ioneer geological team to adhere with known trends for the various domains. The data handling was secure in the geological database and this process also demonstrates a low level of uncertainty for the Mineral Resource estimate.  The validated database was loaded into the geological model where surfaces for lithology were modeled and validated based on drill holes, geological trends and operational experience. The current geological model appears to define the Measured and Indicated Mineral Resource areas of the quarry well. Uncertainty for these areas can be classified as low for a global estimate; however, there will likely be minor local variability when the area is mined and compared back to the model. This is common, as the geological model is just that, a model that is used to estimate tonnages. The model for the Measured and Indicated portions of the deposit is appropriate to use for conversion to Mineral Reserves.  The Inferred Mineral Resource portion of the deposit will require future drilling and exploration to better define and understand the lithological variation before they can be upgraded to Measured, or Indicated, Mineral Resources. The level of uncertainty for the lithological model is moderate for the Inferred Mineral Resource areas due to the type of geological deposit that is being modeled. As with the Measured and Indicated Mineral Resource areas, the global uncertainty is lower than the local uncertainty due to the ability to average over the areas when estimating globally.  The geological model was then used to code the blocks according to the geological domains to support the grade estimation. This step was completed with care and diligence by the QP, with significant review and input from the ioneer geologists who are very well versed in the geological environment of Rhyolite Ridge and, therefore, the uncertainty is low.  The drill hole data was then composited, and a geostatistical analysis was completed to better understand the variability of the grades by domain. The data were sufficient for this analysis to be completed by the QP. However, this type of analysis is only a tool to help predict the grades through block modeling. With more drilling and data in the geostatistical analysis, the geostatistical results could change if an area of the deposit has significantly different variability in grade. Based on the understanding of the current deposit, this is unlikely, but could occur in the inferred areas where drill spacing is greater.  Geostatistical models were used to interpolate grades and densities into the block model. The results were verified by the QP through visual inspection, global statistics, and drift analysis. Like the geological modeling, uncertainty for areas classified as Measured and Indicated Mineral Resources are low globally, but low-moderate for local variability. For Inferred Mineral Resources, the uncertainty is higher based on a larger drill spacing and is low-moderate for global variability and moderate for local variability. The block model for the Measured and Indicated portions of the deposit is appropriate to use for conversion to Mineral Reserves.  The Mineral Resource tonnages are limited with the use of an optimized quarry shell where reasonable prices and cut-off grades were used. The estimate was completed by utilizing the block model with the Mineral Resource classification and the Mineral Resource quarry limit.  Areas of uncertainty for the Mineral Resource estimate include:  11-24    Potential significant changes in the assumptions regarding forecast product prices, mining and process recoveries, or production costs.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    11-25  Potential changes in geometry and/or continuity of the geological units due to displacement from localized faulting and folding.    Potential changes in grade based on additional drilling that would influence the tonnages that would be excluded with the cut-off grade.    Potential for establishing a process to recover Lithium from the Lithium-only clay mineralization encountered on the Project.  In summary, given all the considerations in this TRS, the uncertainty in the tonnage estimate for the Measured Mineral Resources, is low, Indicated Mineral Resources estimates is low to moderate, and Inferred Mineral Resources is moderate, as shown in Table 11.10.  Table 11.10: Mineral Resources Uncertainty  11.6 QP’s Opinion on Factors that are Likely to Influence the Prospect of Economic Extraction  It is the Mineral Resource QP’s opinion that the factors that have the potential to influence the prospect of economic extraction relate primarily to the permitting, mining, processing and market economic factors, parameters, and assumptions. These factors and assumptions were used to support the reasonable prospects for eventual economic extraction of the Mineral Resources.  The preparation of the Mineral Resource estimates assumes that ioneer will successfully obtain the necessary permits and approvals to proceed with development of the Project.  Further, the Mineral Resource estimates could be materially affected by any significant changes in the assumptions regarding forecast product prices, mining and process recoveries, or production costs. If the price assumptions are decreased or the assumed production costs increased significantly, then the cut-off grade must be increased and, if so, the potential impacts on the Mineral Resource estimates would likely be material and need to be re-evaluated.  The QP has identified additional risk factors relating to geology and Mineral Resource estimation including the following:    Geological uncertainty relating to local structural control relating to geometry, location, and displacement of faults.    Geological uncertainty and opportunity regarding the continuity and geometry of stratigraphy and mineralization in the eastern and northern extents of the basin, outside of the current Mineral Resource footprint.  Uncertainty Item  Measured Uncertainty  Indicated Uncertainty  Inferred Uncertainty  Sampling and Drilling Methods  Low  Low  Low  Data Processing and Handling  Low  Low  Low  Geological Modeling – Globally/Locally  Low/Low  Low/Low-Moderate  Low-Moderate/Moderate  Geologic Domaining  Low  Low  Low  Geostatistical Analysis  Low  Low  Moderate  Block Modeling – Globally/Locally  Low/Low  Low/Low-Moderate  Low-Moderate/Moderate  Tonnage Estimate  Low  Low-Moderate  Moderate

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    11-26  Opportunity to recover Lithium from the LoB-Li mineralization encountered on the Project by way of additional LoB-Li mineralization metallurgical studies.    Potential impacts to the mineral resource footprint related to potential changes in the project footprint relating to avoidance and mitigation measures relating to the Tiehm’s buckwheat and designated critical habitat areas.  These additional geological risk factors are considered as either opportunities to potentially expand the Mineral Resource inventory in the future, or as potential impacts on local geology and estimates rather than global (deposit wide) geology and estimates. As such the QP does not consider these factors as posing a risk to the prospect of economic extraction for the Mineral Resource as currently stated.  These risk factors, along with those identified by the QPs responsible for the other sections of this study are presented in detail in Section 23 of this TRS.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  MINERAL RESERVE ESTIMATES  Key Assumptions, Parameters, and Methods  This sub-section contains forward-looking information related to the key assumptions, parameters, and methods for the Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts, or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tons and grade, permit status, changes to the Mine Plan of Operations, and mine design parameters.  Geologic Resource Model  The geological model previously described in Section 11.0 and used to estimate Mineral Resources was the basis for the estimate of Mineral Reserves. The geological model is based on core drilling from 1997 to 2019. A Mineral Resource quarry was developed to define and limit the estimation of mineral resources to the “reasonable prospects for economic extraction.”  Mine Design Criteria  Multiple quarry design objectives and constraints were incorporated into the pit targeting exercise and Stage 1 Quarry and Stage 2 Quarry designs that significantly influenced outcomes, including final quarry designs, quarrying approach, and the associated Stage 2 Production Plan. A discussion of several pertinent objectives and constraints and their role within the quarry design process is provided below.  Stage 1 Quarry Surface Disturbance Constraint  The first three years of the quarry operation are limited to a minimum surface disturbance to aid in the initial permitting process for the Site. When WSP began the Stage 1 Quarry design exercise, the surface disturbance extents of the Processing Plant and SOSF were well defined and considered to be fixed entities. As a result, WSP had approximately 158 acres of surface disturbance to maximize ore recovery within the Stage 1 Quarry while also provisioning for the surface disturbances of the OSF, haul roads, ponds, and stormwater controls with little flexibility to increase surface disturbance as needed.  Buckwheat Constraint  A Bureau of Land Management (BLM) sensitive species of buckwheat plant, known as Tiehm’s buckwheat, exists within the Rhyolite Ridge Project Site. Tiehm’s buckwheat currently resides solely on the outcropping of the B5, M5, and S3 units on the western edge of the quarry area. A total of eight populations of this buckwheat species are scattered throughout the Project area. As of the time of the 2020 FS, the Nevada Division of Forestry was reviewing the protective status of Tiehm’s buckwheat under Nevada Administrative Code Chapter 527. The Division of Forestry is responsible for establishing protections, as needed, for Nevada’s threatened or endangered plant species.  In December 2022, the (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 1,640-foot (500 m) radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.  12-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The mineral reserve pit shell used to constrain the March 17, 2020, mineral reserve estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Reserve footprint in the future.  All subsequent mine plans will incorporate decisions from the NEPA review of the Project’s Mine Plan of Operations submitted to the BLM in July 2022, which may result in potential changes to the Mineral Reserve footprint and Mineral Reserve estimate.  12.1.2.3 M5 Geotechnical Constraint  Laboratory testing of drill hole cores collected while drilling was completed by Call & Nicholas, Inc. in Tucson, Arizona (EnviroMINE, 2020). The tests were completed to estimate rock strength for units which will form the quarry slopes. Lab results revealed that the M5a unit is a very weak swelling clay. During the exploration drilling process, there was no differentiation made between the M5a and M5 units. Due to the lack of differentiation between the units in drilling, the M5a and M5 units are collectively referred to as the M5 unit throughout this Documentation Report. The M5a unit was therefore not modelled separately. For the purposes of their analyses EnviroMINE Inc. (EnviroMINE), with concurrence with WSP and ioneer’s chief geologist, assumed the M5a unit to comprise the top 5 to 10 feet of the total M5 unit across the deposit.  M5a laboratory testing of a single sample indicated a friction angle of 7.8 degrees and 1.9 pound per square inch (psi) cohesion. In stability analysis, the M5a unit was often the critical surface, and this surface could occur where the unit was dipping towards the quarry at an apparent dip as low as 5 degrees. The M5 unit is directly above the B5 ore seam and can have up to 600 feet of overburden above it within the Quarry area. (EnviroMINE, 2020).  Modifying Factors  This sub-section contains forward-looking information related to the modifying factors for the Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including modifying factors including dilution and mining and recovery factors, beneficiation assumptions, property limits, permit status, changes to the Mine Plan of Operations, commodity price, cut-off grades, pit optimization assumptions and the ultimate pit design.  Modifying factors are applied to mineralized material within the measured and indicated resource classifications to establish the economic viability of mineral reserves. A summary of modifying factors applied to the Rhyolite Ridge Mineral Reserve estimate is provided below.  Dilution, Loss, and Mining Recovery  Geologically complex mining operations can often incur higher loss and dilution values due to dipping or inconsistent ore interfaces. This issue is compounded when using larger sized equipment planned for the Project. To minimize the effects of loss and dilution, an accurate geologic model, high-precision Global Positioning System (GPS), competent operators, and a fleet management system (FMS) will be required. Using an integrated, GPS- guided bucket system, such as Caterpillar’s (CAT) MineStar Terrain package, the excavator and wheel loader operators will know in real time what type of material is being loaded and, according to CAT, have satellite bucket  12-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  position guidance better than four inches. The MineStar Terrain package will also be installed on track dozers and a small excavator to assist with ore cleaning.  Run-of-Mine (ROM) Modifying Factors were applied to WSP’s in-situ Resource block model to simulate the effects of mining on the recoverability and grade of the Resource based on the assumption that mining equipment would be outfitted with high-precision GPS and FMS software. Based on the outcomes of a trade-off study to identify the benefits of GPS-guided ore cleaning technology installed on excavators and dozers, (Golder Associates Inc.  2019) WSP applied the following ROM Modifying Factors to the in-situ Resource model assuming the use of GPS guided ore cleaning and extraction:  12-3        Mining loss (per interface): 1.0 foot  Mining dilution (per interface): 1.5 feet  Moisture: 12%  The dilution qualities used were based on the modeling of the material above and below the ore zone. The effective loss assumptions are representative at this level of Study to simulate the losses that will occur in the selective mining of this type of deposit at each roof and floor interface of ore. Given the thickness of the ore seams within the designed quarry, the mining dilution of 1.5 feet per interface equates to an average of 9% dilution by weight, whereas the 1.0-foot mining loss per interface equates to an average of 6% mining loss by weight. Additionally, a minimum mining thickness has not been applied due to the continuous thickness of the B5 and L6 seams within the designed quarry. There is currently insufficient moisture data to be digitally modeled with the other qualities. A 12% average moisture content assumption was therefore used for this TRS and was used only for the estimate of ROM tonnages to be hauled via truck. The Mineral Reserve estimate is reported on a dry basis.  Processing  There are no processing related modifying factors applied to the Mineral Reserve estimate as the Reserve is stated in ROM ore tons delivered to the processing plant ore stockpile representing the point of reference for reporting Mineral Reserves estimates. However, plant yields and sulphuric acid consumption factors impact product tonnages for Boric Acid, Lithium Carbonate, and Lithium Hydroxide.  Property Limits  The March 17, 2020 Mineral Reserve estimate for Rhyolite Ridge has been constrained by a final quarry design developed from a nested quarry optimization exercise. Given the location of the Mineral Resources relative to the Site Boundary, the property limits did not impact the Mineral Reserve estimate.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  12.2.4 Conversion from Elemental Grades to Equivalent Grades  The Rhyolite Ridge Project will produce two saleable products from the M5, B5, and L6 units: Boric Acid (H3BO3) and Lithium Carbonate (Li2CO3). As discussed in Section 12.2.2, Boric Acid and Lithium Carbonate do not naturally occur in the ore but are processed products produced from the ore. Equivalent contained tons of Li2CO3 and H3BO3 are estimated using stochiometric conversion factors derived from the molecular weights of the individual elements which make up Li2CO3 and H3BO3. The conversion factors used are constant and as follows:  12-4      Boric Acid Grade (ppm) = Boron Grade (ppm) x 5.7194  Lithium Carbonate Grade (ppm) = Lithium Grade (ppm) x 5.3228  Cut-off Grade Estimate  Per the definitions in S-K 1300, “For the purposes of establishing ‘prospects of economic extraction’, the cut-off grade is the grade that distinguishes material deemed to have no economic value from material deemed to have economic value.” In simpler terms, the cut-off grade is the grade at which revenue generated by a block is equal to its total cost resulting in a net value of zero.  To evaluate the prospects of economic extraction, WSP applied a two-phase approach to estimate cut-off grade for the Project, including a grade-tonnage evaluation and an economic evaluation.  Grade-Tonnage Analysis  The Rhyolite Ridge Project will produce Boric Acid and Lithium Carbonate from the M5, B5, and L6 units. As discussed above, the quantities of Boric Acid and Lithium Carbonate generated from potential plant feed material are dependent upon their elemental Boron (B) and Lithium (Li) grades.  To better understand the quantities of potential ore material within the Measured and Indicated Resource classifications12.2.7, WSP developed the in-situ grade-tonnage curves shown in Figure 12.1 through Figure 12.6 from the Resource block model at incremental grades of Boron and Lithium for the M5, B5, and L6 units. The tonnages from these grade-tonnage curves include material within the Measured, Indicated, and Inferred Resource classifications and are based on the domain codes in the block model. However, it is important to note that tonnages for the Mineral Reserve estimate were estimated from the surfaces from the geologic model, not the codes from the block model. While these tonnages estimated from the block model codes and shown in the  grade-tonnage curve figures below will not exactly match the tonnages estimated from the modeled surfaces, they are representative of the anticipated tonnages estimated from the geological model and unit surfaces. It is also important to note that inferred resource tons were not included in the mine plan or project economics.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 12.1: Grade-Tonnage Curve for the M5 Unit at Incremental Grades of Boron  Figure 12.2: Grade-Tonnage Curve for the B5 Unit at Incremental Grades of Boron  12-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 12.3: Grade-Tonnage Curve for the L6 Unit at Incremental Grades of Boron  Figure 12.4: Grade-Tonnage Curve for the M5 Unit at Incremental Grades of Lithium  12-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 12.5: Grade-Tonnage Curve for the B5 Unit at Incremental Grades of Lithium  Figure 12.6: Grade-Tonnage Curve for the L6 Unit at Incremental Grades of Lithium  12-7

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Based on the above grade-tonnage curves, the following observations were made:  12-8    All potential ore material within the low Boron, high Lithium M5 unit has an in-situ Boron grade greater than 1,420 ppm and an in-situ Lithium grade greater than 2,320 ppm    Nearly all potential ore material within the B5 unit has an in-situ Boron grade greater than 5,000 ppm and an in-situ Lithium grade greater than 1,000 ppm    All potential ore material within the L6 unit has an in-situ Lithium grade greater than 400 ppm, but total tonnages reduce almost linearly as the Boron grade increases  The above observations from the grade-tonnage curves were applied to the economic analysis described below to estimate cut-off grades.  The final determination for COG was a single value of 5,000 ppm Boron grade.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  12.2.5.2 Economic Evaluation  For material to be processed as ore at the Rhyolite Ridge processing facilities, it must have a Boron and Lithium grade that generates enough revenue from the sale of the Boric Acid and Lithium Carbonate to cover the costs of mining, processing, and selling. This concept is demonstrated below:  A summary of the unit costs applied to the economic evaluation supporting the cut-off grade estimate is provided in Table 12.1. These assumptions utilize an updated unit mining cost which was developed during the FS work and represents a modified mining cost from the unit cost used for the Resource Quarry Shell. The modified unit mining cost represented the best estimate of mining cost to apply to the mine plan analysis as updated fuel, labor, and other operating cost factors were considered. The modified unit mining cost was also applied to the quarry optimization analysis discussed in Section 12.2.6. The costs shown in Table 12.1 Table 12.1 were assumed to be fixed for the cut-off grade applied to all time periods of the LOM plan discussed in Section 13.0 and the corresponding economic analysis discussed in Section 19.0.  A transportation cost of $145 per LCE ton was applied in the cut-off grade and quarry optimization analysis. While it is recognized that the total amount of product tons will exceed the LCE tons and therefore the transportation cost are based on a smaller tonnage, this is not a material impact on the cut-off grade and quarry optimization analysis.  Table 12.1: Economic Criteria Applied to the Cut-off Grade Estimate and Quarry Optimization Exercise from the 2020 FS  Note: A variable mining cost of $0.00163/t per vertical foot from reference elevation 6,210 ft amsl was applied to the quarry optimization to simulate how mining costs increase with increasing depth due to longer truck haulage distances.  Input  Units  Value  Mining Cost Fixed Cost  Variable Cost  US$/t US$/t per ft  $2.07  $0.00163  Average Mining Cost  US$/t  $2.527  Processing Cost  US$/t  $41.23  Selling Cost  US$/t  $145.00  Selling Price Boric Acid  Lithium Carbonate  US$/t US$/t  $635.00  $9,072.00  Net Price  US$/t  $8,927.00  12-9

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 16.1 of Section 16.1.3 shows four different price forecasts for Lithium Carbonate and Lithium Hydroxide. As shown, the average of the Roskill and Adjusted Benchmark forecasts for Lithium Carbonate range between $9,474 and $11,646 per short ton between 2023 and 2025. From Production Years 4 and on, Rhyolite Ridge will produce Lithium Hydroxide which has a forecasted price range between $9,500 and $10,758 per short ton from 2026 to 2048. In discussion with ioneer, WSP applied a Lithium Carbonate price of $9,072 per short ton for the purposes of the cut-off grade estimate and quarry optimization (Table 12.1) for all periods of the Mineral Reserve estimate, which is conservative compared with the average forecasts for Lithium Carbonate and Lithium Hydroxide.

Table 16.3 of Section 16.2.3 shows four different forecasts for Boric Acid from 2023 to 2048. These values range from $478 to $726 per short ton. After discussing with ioneer, WSP applied a selling price of $635 per short ton for the purposes of the cut-off grade estimate and quarry optimization (Table 12.1) for all periods of the Mineral Reserve estimate.

For the purposes of the cut-off grade estimate, WSP applied mass recoveries of 83.5% for Boric Acid and 81.8% for Lithium Carbonate based on the results of the 2018 PFS to estimate saleable quantities of Boric Acid and Lithium Carbonate.

Based on the results of leaching process test work, a 5,000 ppm Boron limit was selected as the basis of the cut-off grade estimate and all Quarry optimization analysis. Lithium grade is not considered to be material for the COG and quarry optimization analysis as lithium grades within all resource blocks containing greater than 5,000 ppm Boron have sufficient Lithium grade to process and will add incremental value to the project value.

Table 12.2: Rhyolite Ridge Cut-off Grade Estimate

Description	Units	Domain		
		M5	B5	L6
Plant Input				
ROM Ore	tons	1,000	1,000	1,000
Boron Grade	ppm	5,000	5,000	5,000
Contained Metals				
Contained Boron	tons	5.0	5.0	5.0
Contained Lithium	tons	0.7	0.7	0.7
Contained Boric Acid	tons	28.6	28.6	28.6
Contained Lithium Carbonate	tons	3.9	3.9	3.9
Contained LCE	tons	6.0	6.0	6.0
Mass Recovery				
Boric Acid Recovery	%	83.5	83.5	83.5
Lithium Carbonate Recovery	%	81.8	81.8	81.8
Recovered Metals				
Recovered Boric Acid	tons	23.9	23.9	23.9
Recovered Lithium Carbonate	tons	3.2	3.2	3.2
Recovered LCE	tons	4.9	4.9	4.9
Costs				
Mining Cost	US$	$2,527	$2,527	$2,527
Processing Cost	US$	$41,232	$41,232	$41,232
Selling Cost	US$	$711	$711	$711
Revenue	US$	$44,470	$44,470	$44,470
Net Value	**US$**	**$0**	**$0**	**$0**

Notes: Because the Project will develop two different saleable products, it is useful to express the recoverable Boric Acid and Lithium Carbonate as a Lithium Carbonate Equivalent (LCE) grade. Assuming the above sales prices, an equivalent Lithium Carbonate grade can be calculated using the assumed stoichiometric conversions and mass recoveries as follows:

Lithium Carbonate Equivalent (ppm) = (Boron Grade x 5.7194 x ($635 / $9,072)) + (Lithium Grade x 5.3228)

12-10

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Based on the observations from the grade-tonnage analysis and the economic evaluation in Table 12.2, the following observations were made:  12-11    Only 2.4 Million tons (Mt) of in-situ M5 within the Measured and Indicated Resource classifications has a Boron grade greater than 5,000 ppm. Up to half of the M5 unit is comprised of the M5a unit, a swelling clay which presents problems for the proposed processing plant design. Only a small portion of the M5 unit can therefore be processed based on the cut-off grade analysis.    Nearly all in-situ B5 material within the Measured and Indicated Resource classifications has a Boron grade of 5,000 ppm.    Approximately 65.3 Mt of in-situ L6 within the Measured and Indicated Resource classifications has a Boron grade of at least 5,000 ppm as estimated from the unit codes in the block model.  Based on the dilution, mining loss, and mining recovery assumptions discussed in Section 12.2.1, the in-situ B5 and L6 units can lose an average of 6% by weight from mining losses and gain an average of 9% by weight in dilution. While the diluting material at the interfaces of the B5 and L6 units are Boron and Lithium bearing, a 10% reduction in Boron and Lithium grade due to losses and dilution can be easily tolerated in the B5 and L6 units with minimal impact to recoverable tonnages that meet the cut-off grade.  All COG and pit optimization analyses used in the mine plan was based on a Boron COG of 5,000 ppm.  12.2.6 Pit Targeting Methodology and Pit Selection  WSP performed numerous pit targeting exercises under various scenarios and assumptions shown in Table 12.3 to identify the economic extents of the Stage 2 Quarry using WSP’s geological block model and Maptek Vulcan® software’s quarry optimization capabilities. These pit targeting exercises formed the basis of WSP’s subsequent quarry designs.  Key inputs influencing the pit targeting exercise included:                ROM Modifying Factors  Unit costs, including mining, processing, and sales costs  Metallurgical recovery  Sales prices  Cut-off grades  Geotechnical criteria, including overall quarry slopes  Other external constraints such as the locations of buckwheat, permit boundaries, public utilities, and infrastructure  ROM Modifying Factors were applied to the in-situ block model to estimate ROM tonnages and grades that can be expected from the mining process.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 12.3: Pit Targeting Assumptions

Parameter	Unit	Value	Basis
TBX Inter-ramp Pit Wall Angle	degrees	45	EnviroMINE Geotechnical Slope Design Executive Summary
Q1 Inter-ramp Pit Wall Angle	degrees	31	EnviroMINE Geotechnical Slope Design Executive Summary
All Other Rock Unit in Low-wall Inter-ramp Pit Wall Angle	degrees	31	EnviroMINE Geotechnical Slope Design Executive Summary
All Other Rock Unit in Highwall Inter-ramp Pit Wall Angle	degrees	40.7	EnviroMINE Geotechnical Slope Design Executive Summary
Ore Cut-off Grade (Boron)	ppm	5,000	Cut-off Grade Analysis
Boron Recovery	%	83.5	AFW 2018 PFS
Lithium Recovery	%	81.8	AFW 2018 PFS
Conversion Factor from Lithium Grade to Lithium Carbonate		5.3228	Stochiometric conversion
Conversion Factor from Boron Grade to Boric Acid		5.7194	Stochiometric conversion
Pit Targeting Unit Costs			
Mining Cost	US$/t	$2.07	Derived from updated PFS costs for labor, fuel and other operating costs
Additional Haulage Cost per Vertical Foot Elevation Gain	US$/t per ft	$0.00163	RPM 2018 PFS
Ore Processing Cost	US$/t	$41.23	RPM 2018 PFS
Boric Acid Sales Price	US$/t	$635.00	AFW 2018 PFS
Lithium Carbonate Sales Price	US$/t	$9,072.00	AFW 2018 PFS
Sales / Transportation Cost	US$/t	$145.00	AFW 2018 PFS

Due to the geology and varying geotechnical constraints in the quarry area, differing inter-ramp slope angles were used in the quarry optimization based upon EnviroMINE's initial geotechnical recommendations (EnviroMINE, 2019). Using the pit targeting criteria, WSP performed nested quarry optimizations at static input costs and incremental revenue factors ranging from 50% to 100% of the base selling prices using Vulcan's Push-Relabel algorithm to test the sensitivity of the deposit to selling prices and identify the best 30 years' worth of ore. The Push-Relabel algorithm is a newer version of the traditional three-dimensional (3D), Lerch-Grossmann (LG) algorithm that has been created to take advantage of modern computing methods and reduce processing time for optimization. A summary of the results of the pit targeting exercise is provided in Table 12.4.

Based upon the results of this pit targeting exercise, the 65% revenue factor quarry shell was chosen as a basis for the development of the Stage 2 Quarry design due to its roughly 84 Mt of contained ore material that equates to approximately 32 years of ore production at an average ore production rate of 2.8 Mtpy. Increasing the revenue factor and additional study tons would have increased the study life of the Project but would have also included lower value Resources into the quarry plan without any substantial benefit in Project value on a NPV basis by extending the mine life beyond the 30-year timeframe.

wsp 12-12

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 12.4: Summary of the Results of the Pit Targeting Exercise

Revenue Factor	Strip Ratio	Non-Economic Tons (000s)	Ore Tons (000s)	Boron Grade (ppm)	Lithium Grade (ppm)	Recovered Boric Acid[1] (000s tons)	Recovered Lithium Carbonate[1] (000s tons)	Approximate Years of Ore Production at 2.8 Mtpy
50%	2.79	41,655	14,904	13,997	1,923	996	134	5
55%	4.91	204,848	41,724	16,014	1,830	3,191	357	15
60%	5.62	417,413	74,232	16,121	1,790	5,715	622	27
65%	**5.51**	**490,252**	**89,014**	**15,634**	**1,746**	**6,646**	**727**	**32**
70%	5.56	555,365	99,867	15,282	1,723	7,288	805	36
75%	5.67	627,135	110,609	14,933	1,700	7,888	879	40
80%	5.72	674,209	117,889	14,724	1,678	8,290	926	42
85%	5.80	720,431	124,139	14,597	1,658	8,654	963	44
90%	5.87	747,038	127,284	14,536	1,648	8,836	981	45
95%	5.96	779,051	130,800	14,426	1,638	9,012	1,003	47
100%	6.30	851,623	135,234	14,360	1,638	9,274	1,036	48
105%	6.30	851,623	135,234	14,360	1,638	9,274	1,036	48
110%	6.30	851,623	135,234	14,360	1,638	9,274	1,036	48

Note: Boron recovery is assumed at 83.5% and lithium recovery is assumed at 81.8% based on the results of the 2018 PFS.

12.2.7 Final Quarry Design

While the pit targeting exercise described in Section 12.2.6 helped to identify the lowest-cost ore within the designated study period, the Stage 1 Quarry and Stage 2 Quarry designs were defined by the presence of the M5 unit. Due to the highly sensitive nature of the quarry wall orientations to the dip and orientation of the M5 unit on quarry slope stability, the quarry design process required close collaboration between WSP and EnviroMINE to finalize designs. Numerous iterations of the Stage 1 Quarry and Stage 2 Quarry were designed before finding wall orientations that met quarry slope stability acceptance criteria, other design objectives, and constraints defined in Section 13.1.1.

The Stage 1 Quarry, whose extents are shown in Figure 12.7, was designed as a preliminary entry point into the development of the quarry. It was designed to maximize ore recovery to the extent possible while allowing ioneer to operate under an initial EIS permit for as long as possible. As shown in Table 12.5, WSP's resultant design for the Stage 1 Quarry included 82.4 Mt of overburden and 12.0 Mt of Measured and Indicated ore-grade material, which equates to approximately 4.6 years of ore production at an average annual acid consumption rate of 1.38 Mtpy.

The final Stage 2 Pit extents and associated OSFs and haul roads are provided in Figure 12.8. Access ramps used in the designs of the Stage 1 Pit and Stage 2 Pit have been sized to accommodate two lanes of traffic at a maximum allowable grade of 10%. Ramps have therefore been designed to a width of 105 feet to accommodate a berm, two lanes of traffic, and a drainage ditch.

As shown in Table 12.5, the Stage 1 Pit and Stage 2 Pit have a combined 493.5 Mt of overburden and M5 material and 66.4 Mt of ore-grade material. The final Stage 2 Pit design has approximately 6.2 Mt of less ROM ore, 1.6 Mt fewer contained boric acid, and 174,000 tons less of contained lithium carbonate than an initial Stage 2 Pit design due to changes in the final Stage 2 Pit highwall design that were made to pass EnviroMINE's quarry wsp 12-13

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

slope stability analyses. There is an opportunity to incorporate some or all these tons back into the quarry with additional drilling outside of the final Stage 2 Quarry extents to better define the dip and orientation of the M5 unit.

Contained equivalent tons of Lithium Carbonate (Li_2CO_3) and Boric Acid (H_3BO_3) reported in the Table 12.5 are the equivalent tonnages of marketable products potentially available assuming 100% recovery. Li_2CO_3 and H_3BO_3 do not naturally occur in the ore but are processed products produced from the ore. Equivalent contained tons of Li_2CO_3 and H_3BO_3 are estimated using stochiometric conversion factors derived from the molecular weights of the individual elements which make up Li_2CO_3 and H_3BO_3. The conversion factors used are constant and as follows: Li_2CO_3 – 5.3228 and H_3BO_3 – 5.7194.

WSP's quarry designs were further analyzed by EnviroMINE to check for quarry slope stability. The analyses found that the Stage 1 Quarry design is predicted to be in a stable configuration excluding a small and isolated section of the quarry in Design Sector E/F (Figure 13.1 of Section 13.1.1), which may require some design modifications to correct. The analyses found that the Stage 2 Quarry design is predicted to be in a stable configuration excluding a small and isolated section of the quarry in Design Sector G (Figure 13.2 of Section 13.1.1), which may require some design modifications to correct. Additional drilling and fault evaluation in this area will better define the geology along the proposed quarry walls that could improve quarry slope stability analysis in these areas. Further discussion on the geotechnical criteria that formed the basis of the Stage 1 Quarry and Stage 2 Quarry designs is provided in Section 13.1.1.

Additional Mineral Resources are anticipated to exist south and east of the current defined Measured and Indicated Resources stated. Through minimal infill Resource drilling, current Indicated Resources can be upgraded to Measured and Inferred upgraded to Measured or Indicated. The trending of the current geologic model indicates that the Resources may continue to the south, east and northeast, but will require expanded Resource drilling to confirm and define in future Resource modeling.

Table 12.5: Pit Design Tonnages, ROM Ore Grades, and Equivalent Contained Metals

Description	Units	Total	Stage 1 Pit	Stage 2 Pit
Material Movement				
Overburden & Non-Economic Material	000s tons	493,538	82,398	411,140
ROM Ore Tons[1]	000s tons	66,386	12,016	54,370
Total Material	**000s tons**	**559,924**	**94,414**	**465,510**
ROM Strip Ratio	tons/ton	7.4	6.9	7.6
Drilling & Blasting Tonnage	000s tons	401,606	63,373	338,233
ROM Ore Grade				
Boric Acid (H_3BO_3)	%	8.79	8.54	8.85
Lithium Carbonate (Li_2CO_3)	%	0.96	1.09	0.93
Boron	ppm	15,360	14,927	15,456
Lithium	ppm	1,801	2,052	1,745
Contained Metals				
Equivalent Boric Acid (H_3BO_3)[2]	000s tons	5,832	1,026	6,894
Equivalent Lithium Carbonate (Li_2CO_3)[3]	000s tons	636	131	748
Boron	000s tons	1,020	179	1,205
Lithium	000s tons	120	25	141
Sulfuric Acid Consumption	000s tons	34,842	6,312	28,531
Approximate Ore Production	Years	25.2	4.6	20.7

Notes:

1. For the purposes of this Study, ore must meet a minimum Boron grade of 5,000 ppm. ROM ore includes dilution and losses.
2. A stochiometric conversion factor of 5.7194 has been applied to convert Boron grade to Equivalent Boric Acid grade.
3. A stochiometric conversion factor of 5.3228 has been applied to convert Lithium grade to Equivalent Lithium Carbonate grade.

wsp 12-14

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 12.7: Stage 1 Quarry Design from the 2020 FS  12-15

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 12.8: Stage 2 Quarry Design from 2020 FS  12-16

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Mineral Reserve Classification  This sub-section contains forward-looking information related to the Mineral Reserve classification for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts, or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tons, grade, and classification.  For estimating the Mineral Reserves for ioneer Rhyolite Ridge Lithium-Boron Project, the following definition as set forth in the S-K 1300 Definition Standards adopted December 26, 2018, was applied.  Under S-K 1300, a Mineral Reserve is defined as:  “… an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the QP, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.”  Mineral Reserves are subdivided into classes of Probable Mineral Reserves and Proven Mineral Reserves, which correspond to Indicated and Measured Mineral Resources, respectively, with the level of confidence reducing with each class. Mineral Reserves are always reported as the economically mineable portion of a Measured and/or Indicated Mineral Resource, and take into consideration the mining, processing, metallurgical, economic, marketing, legal, environmental, infrastructure, social, and governmental factors (the “Modifying Factors”) that may be applicable to the deposit.  Mineral Reserve Estimate  This sub-section contains forward-looking information related to Mineral Reserve estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including Mineral Resource model tons and grade, permit status, changes to the Mine Plan of Operations, modifying factors including mining and recovery factors, production rate and schedule, mining equipment productivity, commodity market and prices and projected operating and capital costs.  The Mineral Reserve estimate presented in this TRS has not been updated from the estimates presented in 2020. As a result, the January 2020 Mineral Resource estimates for Rhyolite Ridge lithium-boron (Li-B) deposit remains as the basis of the current Mineral Reserve estimate for the Project.  As discussed in Section 12.1.2 of this TRS, the Mineral Reserves have not been adjusted to account for any impacts from avoidance of Tiehm’s Buckwheat or minimization of disturbance within the designated critical habitat.  The Mineral Reserve estimate of the South Basin for the ioneer Rhyolite Ridge Lithium-Boron Project is presented by quarry in Table 12.6. Mineral Reserve categorization of Proven and Probable Mineral Reserves presented in the table were prepared in accordance with the definitions presented in Regulation S-K Subpart 1300. The effective date of the Mineral Reserve Estimate is March 17, 2020. Mineral Reserves are stated as dry short tons of ore delivered at the processing plant ore stockpile. All figures are rounded to reflect the relative accuracy of the estimates and rounded subtotals may not add to the stated total.  12-17

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  From the effective Mineral Reserve date of March 17, 2020, until the date of this report October 25, 2023, the QP is aware of no material changes that would affect the Mineral Reserve estimate.  The Mineral Reserve estimate presented in this TRS are based on the 25-year Stage 2 Production Plan described in Section 13.0 and the realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental Modifying Factors described above.  The March 2020 Mineral Reserve estimates do not include:  12-18    The extensive lithium-only clay mineralization which generally is deposited above and below the lithium- boron (searlesite) mineralization in the South Basin at Rhyolite Ridge; and    Known lithium-boron mineralization in the North Basin at Rhyolite Ridge, also 100% owned by ioneer.  Contained equivalent tons of Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) reported in the Mineral Reserves are the equivalent tonnages of marketable products potentially available. Li2CO3 and H3BO3 do not naturally occur in the ore but are processed products produced from the ore. Equivalent contained tons of Li2CO3 and H3BO3 are estimated using stochiometric conversion factors derived from the molecular weights of the individual elements which make up Li2CO3 and H3BO3. The conversion factors used are constant and as follows: Li2CO3 – 5.3228 and H3BO3 – 5.7194.  The statement of estimates of Mineral Reserves has been compiled by Mr. Terry Kremmel, who is a full-time employee of WSP. Mr. Kremmel is a certified Professional Engineer (PE) in the US and a registered member of the Society for Mining, Metallurgy, & Exploration (SME). Mr. Kremmel has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a QP as defined in Regulation S-K Subpart 1300.  Based on the outcomes of the April 2020 FS presented in this TRS and the consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental modifying factors, it is the QP’s opinion that the extraction of the stated Mineral Reserves could be reasonably justified at the time of reporting.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 12.6: Summary of ROM and Saleable Product Mineral Reserves as of March 17, 2020, Based on a Fixed Price of Boric Acid and Lithium Carbonate

Area	Classification	Short Tons[2] (Mt)	Li Grade[3] (ppm)	B Grade[3] (ppm)	Equivalent Grade[4]		Equivalent Contained Short Tons[5]	
					Li_2CO_3 (%)	H_3BO_3 (%)	Li_2CO_3 (kt)	H_3BO_3 (kt)
Stage 1 Quarry	Proven	12.0	2,050	14,950	1.1	8.5	130	1,030
	Probable	0.0	0	0	0.0	0.0	0	0
	Total	**12.0**	**2,050**	**14,950**	**1.1**	**8.5**	**130**	**1,030**
Stage 2 Quarry	Proven	20.0	1,800	17,100	1.0	9.8	190	1,950
	Probable	34.5	1,700	14,650	0.9	8.4	310	2,880
	Total	**54.5**	**1,750**	**15,550**	**0.9**	**8.9**	**500**	**4,830**
Stage 1 + 2 Quarry	Proven	32.0	1,900	16,250	1.0	9.3	320	2,970
	Probable	34.5	1,700	14,650	0.9	8.4	310	2,880
	Total	**66.5**	**1,800**	**15,400**	**1.0**	**8.8**	**630**	**5,850**

Notes:

1. Mt = Million short tons; Li = Lithium; B = Boron; ppm = parts per million; Li_2CO_3 = Lithium carbonate; H_3BO_3 = boric acid; kt = thousand short tons.
2. Proven and Probable Reserve Tons have been rounded to the nearest 0.5 Mt. Total Mineral Reserve Tons have been calculated from the unrounded tonnages and rounded to the nearest 0.5Mt.
3. Lithium (Li) and Boron (B) grades have been rounded to the nearest 50 parts per million (ppm).
4. Equivalent Lithium Carbonate (Li_2CO_3) and Boric Acid (H_3BO_3) grades have been rounded to the nearest tenth of a percent.
5. Equivalent Contained Lithium Carbonate (Li_2CO_3) and Boric Acid (H_3BO_3) tonnages for the Proven and Probable Reserve classifications have been rounded to the nearest 10,000 short tons. Total Contained Tons have been calculated from the unrounded tonnages and rounded to the nearest 10,000 short tons.
6. Mineral Reserves reported on a dry basis delivered to the processing plant stockpile. Lithium is converted to equivalent contained tons of lithium carbonate (Li_2CO_3) using a stochiometric conversion factor of 5.3228, and boron is converted to equivalent contained tons of boric acid (H_3BO_3) using a stochiometric conversion factor of 5.7194. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Li_2CO_3 and H_3BO_3.
7. All Mineral Reserve figures reported in the table above represent estimates at 17 March 2020. The Mineral Reserve estimate is not a precise calculation, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence, and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Mineral Reserves are reported in accordance with the US SEC Regulation S-K Subpart 1300.
8. The reported Mineral Reserve estimate was constrained by two designed quarries, referred to as the Stage 1 Quarry and Stage 2 Quarry, and includes diluting materials and allowances for losses. All Proven Reserves were derived from the Measured Mineral Resource classification, and all Probable Reserves were derived from the Indicated Mineral Resource classification only. The results of the Mineral Reserve estimate are supported by the outcomes of an economic analysis completed in support of the April 2020 FS. The QP is satisfied that the stated Mineral Reserves classification of the deposit appropriately reflects the outcome of the technical and economic studies.

wsp 12-19

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  QP’s Opinion on Risk Factors that could Materially Affect the Mineral Reserve Estimates  The Mineral Reserve estimate may be affected positively or negatively by additional exploration that alters the geological database and models of Lithium-Boron mineralization on the Project. The Mineral Reserve estimates could also be materially affected by any significant changes in the assumptions regarding the quarry slope stability analysis (e.g., hydrogeologic data and/or geologic structure remodeling with new drilling), forecast product prices, mining and process recoveries, or production costs. If the price assumptions are decreased or the assumed production costs increased significantly, then the cut-off grade must be increased and, if so, the potential impacts on the Mineral Reserve estimates would likely be material and need to be re-evaluated.  The Mineral Reserve estimate is also based on assumptions that a mining project may be developed, permitted, constructed, and operated at the Project. Any material changes in these assumptions would materially and adversely affect the Mineral Reserve estimates for the Project; potentially reducing to zero. Examples of such material changes include extraordinary time required to complete or perform any required activities, or unexpected and excessive taxation, or regulation of mining activities that become applicable to a proposed mining project on the Project. Except as described below, the QP does not know of environmental, permitting decisions, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Reserve estimate at this time.  Naturally Occurring Risks  Geologic Interpretation  The primary geological risk for the Project remains the level of understanding of the location, geometry, and displacement associated with localized faulting and its impact on the dip and orientation of the M5a geologic unit. The 2018 to 2019 drilling and detailed mapping performed by ioneer have improved the understanding of the location and impacts of localized faulting; however, some uncertainty still exists in localized areas, particularly where there appear to be significant differences in the structural interpretation between surface mapping and nearby drill holes.  The M5a unit present throughout the deposit is described as a very weak, swelling clay that has low friction angle and cohesion (as tested in the laboratory). EnviroMINE’s geotechnical analysis of numerous quarry designs provided by WSP indicated that the resultant factor of safety is very sensitive to the dip and orientation of the M5a dip direction and dip angle anywhere behind the designed walls. Additional drilling data along the critical cross sections could significantly change the geologic interpretation regarding the nature of the folds and faults affecting the weak M5a (or any other weak bedding planes or geologic contacts) and that could materially impact the quarry slope stability analysis. Once in operation, on-going wall monitoring will be required for any unexpected changes in the dip and orientation of the M5a unit that may cause quarry wall instability or potential failure in advance of mining.  Unloading of additional overburden material along the southeast and eastern extents of the Stage 2 Quarry is required to mitigate potential quarry slope stability issues due to the dip and orientation of the M5a unit outside of the initial Stage 1 Quarry. Based on recommendations provided by EnviroMINE, this requires that mining outside of the Stage 1 Quarry extents begin at the up-dip exposure of the eastern fold limbs with overburden removed down-dip to the west from the eastern extent of the Stage 2 Quarry limits. Additionally, the Stage 2 Quarry will be incrementally mined from south to north with the advancing face orientated roughly perpendicular to the dip of the  12-20

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  M5a unit as mining advances. Based on the current mine plan, the unload of the Stage 2 Quarry will begin in the fourth year of production to facilitate continuous delivery of ore to the processing plant.  Hydrogeologic Data  No hydrogeological data was incorporated into the geotechnical analyses of the underlying geology, quarry configurations, or quarry design parameters. As such, EnviroMINE’s geotechnical analyses were completed under the assumption that the underlying geology and quarry walls would be dry. WSP’s stability analyses of the OSFs also assumed the M5 unit would be stacked dry (unsaturated). If the quarry walls cannot be fully dewatered, then the outcomes of EnviroMINE’s quarry slope stability analyses will change and result in a decrease of the maximum allowable inter-ramp angle used to design the quarry walls, thereby increasing strip ratio and associated overburden tonnages.  If the M5 material that is stockpiled within the OSFs is above 18% moisture saturation by weight, then the geotechnical engineer should be contacted to review and provide recommendations for design or material handling revisions. Actions that can be performed to remedy high moisture M5 include spreading and drying prior to stockpiling; stacking and sequencing revisions; additional geotechnical testing and analyses to support higher moisture contents; or design revision to achieve geotechnical stability (which may result in reduced storage capacity of the OSFs).  Seismic Activity  The Project area is in a moderately high seismic zone as determined by the NewFields Seismic Hazard Assessment prepared for the SOSF.  The quarry wall slope stability analyses have been performed assuming an earthquake with a peak ground acceleration of 0.25g, resulting from a seismic return period of 475-years as determined by the USGS. However, there is always as risk of larger earthquakes to occur. A 475-year event has a probability of annual exceedance of 2%. As the duration of recurrence is increased (e.g., from 475 years to 2,475 years) the probability decreases while intensity increases. Typically, quarry walls are designed to remain stable during the 475-year earthquake. A larger earthquake than the 475-year event could cause quarry wall failure in areas of the quarry where there is no in-pit backfill stacked against the quarry walls.  The OSF slope stability analysis has been performed assuming an earthquake with a peak ground acceleration of 0.31g, resulting from a seismic return period of 475-years as determined by NewFields. However, there is always as risk of larger earthquakes to occur. Dumps are typically designed to remain stable during the 475-year earthquake.  Flash Flooding  The Project area is in an area with low annual precipitation where most precipitation is obtained through short duration monsoon storms resulting in flash floods. Permanent surface water controls around the OSF, SOSF, and quarry have been designed to convey the 500-year, 24-hour peak design storm event. Haul roads outside of permanent facilities risk being washed out during minor storm events that could cause a short-term disruption in ore delivery to the processing plant.  12-21

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

12.5.2 Material Legal Agreements and Marketing Arrangements

12.5.2.1 Project Water Rights

ioneer currently holds a Water Rights Lease Agreement, an Option and Purchase Agreement, and an Option for Water Rights Lease. These permits are for non-mining and milling purposes. The Water Rights Lease Agreement and the Option and Purchase Agreement allow for permitted use of water for irrigation. The Option for Water Rights Lease grants the rights to lease water for irrigation, stockwater, and commercial use on an annual basis with the option to increase leased water rights. Descriptions of these water rights provided by ioneer's attorney, Thomas P. Erwin, are summarized below:

1) Water Rights Lease Agreement between H R H Nevada Resources Limited, a Nevada corporation, and ioneer Minerals Corporation, formerly named Paradigm Minerals Arizona Corporation, dated effective September 21, 2017.

- Permit No. 17896, Certificate No. 5767, leased water rights Duty 1,000.0 acre-feet per annum. Current permitted use is irrigation.

2) Option and Purchase Agreement among Roberto Miramontes and Guillermina Miramontes and ioneer USA Corporation dated effective June 7, 2019. Current permitted use is irrigation.

- Permit 26440, Certificate 8356, 1.91 cfs, Duty 600.0 acre-feet per annum
- Permit 85044, 1.082 cfs, Duty 160.0 acre-feet per annum
- Permit 85045. 0.352 cfs, Duty 109.0 acre-feet per annum

3) Option for Water Rights Lease dated effective January 2, 2020, between White Mountain Ranch, LLC, a Nevada limited liability company, and ioneer USA Corporation. The agreement grants the right to lease 4,000 acre-feet per annum with an option to increase the leased water rights by an additional 1,000 acre-feet per annum.

12.5.3 Government Agreements

12.5.3.1 Permits

Please refer to Section 17.3 for a discussion on the status of government agreements and approvals for permits. The QP is not aware of any current permit-related decisions that could materially impact the March 2020 Mineral Reserves estimate.

wsp 12-22

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  12.5.3.2 Tiehm’s Buckwheat  After completion of the 2020 FS, the USFWS proposed listing Tiehm’s buckwheat as an endangered species in October 2021, and in December 2022 the USFWS listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 1,640 foot radius around several distinct plant populations that occur on the Project site. The BLM will be able to meet its ESA obligations and consult with the USFWS about potential effects to Tiehm’s buckwheat and its proposed critical habitat during the EIS process, which can occur either prior to, or after the NEPA review of the Project’s Mine Plan of Operations, submitted to the BLM in July 2022. Areas occupied by Tiehm’s buckwheat and the area proposed for critical habitat designation are located within the current Stage 1 Quarry and Stage 2 Quarry design and reserve limits. Additional details regarding the regulatory and permitting status and plans are detailed in Section 17.0.  Future rulings may require an update to the current Mine Plan of Operations and quarry designs, limits, and reserves.  12-23

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  QUARRY METHODS  Parameters Relative to the Quarry Design and Plans  Geotechnical  EnviroMINE performed a geotechnical analysis using available information obtained from core drilling (including structural data from oriented boreholes shown in Figure 13.1 and Figure 13.2), field mapping, laboratory testing, and modeling of the data to provide design recommendations for the Stage 1 Quarry and the Stage 2 Quarry.  Laboratory testing included geomechanical testing of core samples which were advanced for exploration and  geotechnical purposes. Testing of the intact rock and discontinuity samples was performed to determine the rock mass strength of the slope forming rock types. Testing included: uniaxial compression, triaxial compression, indirect tension, density, and small-scale direct shear of fault gouge and discontinuities. Each quarry wall evaluated included three design elements: catch bench, inter-ramp slope, and overall slope.  EnviroMINE’s quarry slope stability analysis of the Stage 1 quarry, the initial starter quarry that provides the first three years of ore production, was performed to a relative accuracy and confidence level consistent with a Feasibility Study, while their analysis of the Stage 2 quarry, which is effectively an expansion of the Stage 1 Quarry, was performed to a relative accuracy and confidence level consistent with a PFS. As shown in Table 13.1 and Table 13.2, design recommendations were sector-specific and included bench heights of 30 feet, bench face angles ranging from bedding dip (less than 25 degrees) to 80 degrees, bench widths ranging from 21 to 30 feet, and average inter-ramp angles ranging from 30 to 50 degrees. ioneer plans to perform Geotechnical monitoring throughout quarry development, and geotechnical recommendations will be continually refined as additional data are collected and actual excavation observations become available.  The primary geological risk for the Project continues to be the level of understanding of the location, geometry, and structural displacement of the M5a geologic unit. The 2018-2019 drilling and detailed mapping performed by ioneer have improved the understanding of the location and impacts of localized faulting; however, some uncertainty still exists in localized areas, particularly where there appear to be significant differences in the structural interpretation between surface mapping and nearby drill holes.  The M5a unit present throughout the deposit is described as a very weak, swelling clay that has low friction angle and cohesion (as tested in the laboratory). EnviroMINE’s geotechnical analysis of numerous quarry designs provided by WSP indicated that the resultant factor of safety is very sensitive to the dip and orientation of the M5a unit where it occurs behind the designed walls. Additional drilling data along the critical cross sections could significantly change the geologic interpretation regarding the nature of the folds and faults affecting the weak M5a (or any other weak bedding planes or geologic contacts) and that could materially impact the quarry slope stability analysis. Once in operation, on-going wall monitoring will be required for any unexpected changes in the dip and orientation of the M5a unit that may cause quarry wall instability or potential failure in advance of mining.  Unloading of additional overburden material along the southeast and eastern extents of the Stage 2 Quarry is required to mitigate potential quarry slope stability issues due to the dip and orientation of the M5a unit outside of the initial Stage 1 Quarry. Based on recommendations provided by EnviroMINE, this requires mining outside of the Stage 1 Quarry, starting at the up-dip exposure of the eastern fold limbs with overburden removed down-dip to the west from the eastern extent of the Stage 2 Quarry limits. Additionally, the Stage 2 Quarry will be incrementally mined from south to north with the advancing face orientated roughly perpendicular to the dip of the M5a unit as mining advances. Based on the current mine plan, the unloading of the Stage 2 Quarry will begin in the fourth year of production to facilitate continuous delivery of ore to the processing plant.  13-1

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 13.1: Summary of EnviroMINE Stage 1 Quarry Design Parameters

Sector	Benching Requirements by Geologic Unit	Ave. Dip Direction	Bench Height (ft)	Bench Face Angle (deg)	Bench Width (ft)	Max Inter-ramp Angle (deg)	Limiting Analysis
All	Qal	All	30	51	27.7	30	Limiting Equilibrium
All	First Bench in Rock	All	30	60	24	36	Limiting Equilibrium
A	LS - Single Benched	216	30	80	29.6	40.7	Limiting Equilibrium
B	LS - Single Benched	80	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	80	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	80	30	77	23	45	Kinematic/Catch Bench
C	LS - Single Benched	160	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	160	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	160	30	77	23	45	Kinematic/Catch Bench
D	LS - Single Benched	40	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	40	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	40	30	77	23	45	Kinematic/Catch Bench
E	LS - Single Benched	265	30	80	29.6	40.7	Limiting Equilibrium
F	LS - Single Benched	285	30	80	29.6	40.7	Limiting Equilibrium

Notes:

QAL – Quaternary Alluvium

LS – Lacustrine Sediments of the Cave Springs Formation

Tbx – Rhyolite Ridge Tuff and volcanic breccia

Source: EnviroMINE Report titled "Rhyolite Ridge Stage 1 Quarry Geotechnical Recommendations" (EnviroMINE, 2019)

wsp 13-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 13.1: EnviroMINE Stage 1 Quarry Design Sectors, Oriented Core Hole Locations, and Design Cross-Sections  Source: EnviroMINE Report titled “Rhyolite Ridge Stage 1 Quarry Geotechnical Recommendations” (EnviroMINE, 2019) Note: Further geotechnical drilling may improve design stability of walls  13-3

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 13.2: Summary of EnviroMINE Stage 2 Quarry Design Parameters

Sector	Benching Requirements by Geologic Unit	Ave. Dip Direction	Bench Height (ft)	Bench Face Angle (deg)	Bench Width (ft)	Max Inter-ramp Angle (deg)	Limiting Analysis
All	Qal	All	30	51	27.7	30	Limiting Equilibrium
All	First Bench in Rock	All	30	60	24	36	Limiting Equilibrium
A	LS - Single Benched	127	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	127	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	127	30	77	23	45	Kinematic/Catch Bench
B	LS - Single Benched	80	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	80	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	80	30	77	23	45	Kinematic/Catch Bench
C	LS - Single Benched	160	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	160	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	160	30	77	23	45	Kinematic/Catch Bench
D	LS - Single Benched	40	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	40	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	40	30	77	23	45	Kinematic/Catch Bench
E	LS - Single Benched	310	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	310	-	Bedding Dip <25°	-	-	Ploughing/Buckling
	Tbx - Single Bench	310	30	77	23	45	Kinematic/Catch Bench
F1	LS - Single Benched	310	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	310	-	Bedding Dip <25°	-	-	Ploughing/Buckling
F2	LS - Single Benched	264	30	46	29.6	40.7	Kinematic/Catch Bench
G1	LS - Single Benched	310	30	46	21	31	Kinematic/Catch Bench
	LS - Follow Bedding	310	-	Bedding Dip <25°	-	-	Ploughing/Buckling
G2	LS - Single Benched	240	30	80	29.6	40.7	Limiting Equilibrium
H	LS - Single Benched	264	30	80	29.6	40.7	Limiting Equilibrium
I	LS - Single Benched	240	30	80	29.6	40.7	Limiting Equilibrium
J	LS - Single Benched	225	30	75	29.6	40.7	Limiting Equilibrium
	Tbx - Single Bench	225	30	77	23	45	Kinematic/Catch Bench

Notes:

QAL – Quaternary Alluvium

LS – Lacustrine Sediments of the Cave Springs Formation

Tbx – Rhyolite Ridge Tuff and volcanic breccia

Source: EnviroMINE Report titled "Rhyolite Ridge LOQ Quarry Geotechnical Recommendations" (EnviroMINE, 2020)

wsp 13-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 13.2: EnviroMINE Stage 2 Quarry Design Sectors, Oriented Core Hole Locations, and Design Cross-Sections  Source: EnviroMINE Report titled “Rhyolite Ridge LOQ Quarry Geotechnical Recommendations” (EnviroMINE, 2020) Note: Further geotechnical drilling may improve design stability of walls  13-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The dip and orientation of the M5a unit has a significant impact on quarry slope stability. Numerous iterations of the Stage 1 Quarry and the Stage 2 Quarry were designed and evaluated before stable wall orientations were identified that met the quarry slope stability acceptance criteria, other design objectives, and constraints. From the geological model and slope stability analyses, it was determined that the quarry designs are predicted to be in a stable configuration; however, some areas of the quarry will require design modifications once the geological model is updated. Additional drilling and modeling in these areas will better define the geologic structure along the proposed quarry wall that could improve the slope design in these areas.  13.1.2 Hydrogeological  The baseline hydrogeology report was prepared by HGL in 2020 and includes a description of the groundwater modeling conducted to support permitting and feasibility for the Stage 1 quarry project phase. A 3D, finite- difference, numerical groundwater flow model was developed for the Project region. The groundwater flow model was constructed using the three-dimensional finite-difference modeling code MODFLOW-NWT. The code was run using a pre-processing, post-processing and visualization software Groundwater Vistas (version 7.24). The model domain covers an area of approximately 20 km by 23 km (12.4 to 14.3 miles). The grid cells in the quarry area are approximately 30 m x 30 m (100 feet x 100 feet) and increase to a maximum size of 250 x 250 m (155.3 feet x 155.3 feet) in the distal areas of the model which allows a higher degree of model refinement in the Stage 1 quarry area.  Projected dewatering rates for the Stage 1 quarry range up to about 345 gpm with an average over the life of the Project of 144 gpm. Dewatering is predicted to result in a lowered water table in the area of a local spring (Cave Spring) immediately east of the quarry area. Assuming the spring is fed by deep groundwater via a fault (i.e., not perched) and is hydraulically connected to the north-south trending basin where the proposed Stage 1 quarry is located, there may be some reduction or elimination of flow at this location. If the spring is perched, which is likely, considering its chemistry and location relative to measured water levels in the area, no impacts to its flow is expected. No other impacts are anticipated from the quarry dewatering.  The current plan is to develop an on-site water supply that will involve groundwater extraction to make up any difference between quarry dewatering production and the process water requirement of approximately 2,150 gpm. The hydrogeologic effects of groundwater production was simulated as a series of wells along the Cave Spring Drainage. Results indicate a groundwater depression would be developed that extends along Cave Spring Drainage to and somewhat beyond the Operational Project Area Boundary. It is not anticipated that the water supply pumping along Cave Spring Drainage would affect springs or other water users in or around the Operational Project Area. Note that the predictions of the potential well field is generalized as it does not consider the performance or viability of individual wells, but instead assumes that the porosity of the fracture zone and surrounding unfractured bedrock and alluvium would be uninhibited hydrogeologically and readily drained.  Groundwater inflow to the post closure Stage 1 quarry will result in a lake which will be dominated by the high- evaporation characteristic of this area. Groundwater inflow to the quarry is predicted to be relatively low due to the low recharge in the region, structure and fault-controlled compartmentalization, and the very low permeability of the lacustrine sediments of the Cave Spring Formation which surrounds the majority of the quarry. Given these conditions, the proposed Stage 1 quarry lake is predicted to be a hydraulic sink, with an expected (base) case predicted quarry lake elevation of 5,761 feet asl compared to an approximate sink elevation of 5.823 ft asl and ranging from approximately 11 to 98 feet below the sink elevation for the different model sensitivity runs. Overall, no impacts to groundwater or springs are anticipated either during operations or post closure of the Rhyolite Ridge Project.  13-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  13.1.3 Surface Water Controls  Stormwater controls have been designed to route upgradient runoff (non-contact water) around the proposed SOSF infrastructure and to accommodate and contain on-site runoff (contact water) from design storm events. The intent of the stormwater controls is as follows:  13-7    Divert non-contact water (i.e., water that has not come in contact with disturbed ground or composite materials) around the SOSF and discharge to downstream water courses    Convey sediment-laden runoff, as necessary, to sediment collection basins prior to discharging to downstream water courses.      Contain precipitation from a design storm event that has come in contact with composite materials.  Contact water is designed to be collected in Contact Water Ponds that will be constructed at the northern end of the Phase 1 OSF and at the southern end of the Phase 3 OSF. A Contact Water Pond will also be constructed adjacent to the process facilities pad designed by others. Networks of perforated collection pipes will be installed below the OSF foundations to capture and convey meteoric infiltration to the Contact Water Ponds.    Permanent and temporary unimpacted surface and contact water diversion channels will be constructed upgradient of the OSFs and the quarry to manage runoff from the OSFs and the quarry. As construction progresses, contact water channels will be diverted or converted to unimpacted surface water channels to reduce water management at the Contact Water Ponds.  Hydrologic and hydraulic calculations were performed to establish design peak flows, runoff volumes, channel capacities, minimum channel dimensions, and slopes required to pass the design peak flows from up gradient watersheds that will be diverted around the SOSF. Stormwater diversion channels were designed to transport flow around the facility and discharge into natural drainage courses. All stormwater diversion channels were designed to withstand the discharge of the peak flow from a 100-year, 24-hour storm event. Permanent channels that will remain in place for the life of quarry were designed to convey the 500-year, 24-hour storm event within the freeboard of the channel. The stormwater diversion channels will consist of trapezoidal channels with 2.5H:1V side slopes (maximum) and variable base widths and depths. Riprap protection will be used, where necessary, to minimize erosion due to runoff resulting from a maximum design storm event of 100-year, 24-hours.  The hydrological modeling was performed using HEC-HMS, a precipitation-runoff simulation computer program developed by the USACE to calculate the magnitude and timing of the peak flows and volumes resulting from specific storm events. HEC-15 (U.S Department of Transportation Federal Highway Administration, 2005) was then used to estimate channel flow depths and riprap sizing based on the cross-sectional geometry, minimum channel profile slope, and peak flows. The required channel depths and riprap sizing were determined for each channel segment longitudinal slope.  The south diversion channel outlets into a steep natural drainage, and it is anticipated that the flows from the south diversion channel could result in minor erosion to the overburden on the native slopes. A sediment basin has been designed to capture all runoff from the south diversion channel and slowly release it to the natural drainage through perforated riser pipe. An armored, overflow spillway that can convey a 100-year, 24-hour storm event has been included in the sediment basin design.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  During operations, runoff from the SOSF will be contained within the lined SOSF area. A trapezoidal channel is formed by the lined SOSF perimeter berm/road and the offset stack slope and will direct flow to the underdrain system and toward the outlet of the SOSF. Under normal operations, stormwater will be collected in the underdrain collection pipes, where it will be routed to the underdrain pond. In the event that a storm produces more runoff than the underdrain collection piping can handle, the stormwater would overflow the SOSF outlet berm into the lined underdrain collection outlet channel, where it will be directed to the underdrain pond  Mine Design Factors  This sub-section contains forward-looking information related to mine design and production plans for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including mining strategy and production rates, expected mine life and mining unit dimensions.  Quarry Design Objectives and Constraints  The first three years of the quarry operation are limited to a minimum surface disturbance area to aid in the initial permitting of the Site. The allowable surface disturbance area for the first three years is approximately 158 acres and will include the OSF, haul roads, ponds, and stormwater controls. The Stage 1 Quarry was designed to maximize ore recovery while also staying within this constraint.  A USFWS listed endangered species – Tiehm’s buckwheat exists within the Rhyolite Ridge Project Site. A total of eight populations of this buckwheat species are scattered throughout the Project area. The populations and associated designated critical habitat lie within the mineral reserve pit shell used to constrain the March 17, 2020, mineral reserve estimate. The reserve pit shell was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Reserve footprint in the future.  The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.  In addition to the Tiehm’s buckwheat considerations, the quarry design was also significantly affected by the geotechnical characteristics of the M5a geologic unit. The M5a unit is described as a very weak swelling clay that represents up to half of the thickness of the total M5 unit. Additional details of the M5a unit and its impact on quarry geotechnical constraints are provided in Section 12.1.2.3.  Production Rates  Annual ore production at Rhyolite Ridge is dictated by the amount of sulphuric acid generated by the SAP and subsequently used in the leaching process. Approximately 1.38 Mt of acid will be generated by the SAP on annual basis, and the amount of acid used during the leaching process varies based on different material characteristics of the ore. The block model for Rhyolite Ridge included a variable with an estimate of the amount of sulphuric acid required by the leaching process for each individual block. Once the mining sequence was determined, the blocks were extracted until the sum of the sulphuric acid used by the blocks equaled the 1.38 Mt of annual sulphuric acid production. On average, the total ore mined was approximately 2.6 Mtpy with variable overburden removal  13-8

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  requirements based on quarry orientation and loading equipment available. Table 13.3 provides an annual summary ore and waste movement, as well as the average grades of lithium carbonate, boric acid, lithium, and boron. Figure 13.3 summarizes annual production from the quarry from the Pre-Production Phase through Production Year 26. Figure 13.4 shows the delineation of annual plant feed material by Mineral Resource classification.  All overburden and non-ore grade material is placed in one of the three ex-pit OSFs from Pre-Production through Production Year 7 until there is sufficient room on the quarry floor to begin placing material into IOB beginning in Production Year 8. From Production Years 9 and onward, all overburden and non-ore grade material will be placed in IOB, which will be approximately 50% of all overburden and non-ore grade material volume generated over the life-of-mine. Summaries of total overburden and non-ore grade material volumes placed in the Phase 1 OSF, Phase 2 OSF, Phase 3 OSF, and IOB are provided in Figure 13.5.  13-9

Effective Date: October 25, 2023

Rhyolite Ridge S-K 1300 TRS

Table 13.3: Summary of Annual Material Movement

Production Year		-1	1	2	3	4	5	6	7	8
Stage 1 Pit ROM Ore	Mt	0.0	2.5	2.6	2.6	1.4	0.5	0.0	1.1	1.2
Stage 2 Pit ROM Ore	Mt	0.0	0.0	0.0	0.0	0.7	1.2	1.9	1.7	1.3
Stage 1 Pit Overburden	Mt	2.0	21.7	21.6	21.6	14.1	0.3	0.0	0.4	0.7
Stage 2 Pit Overburden	Mt	0.0	0.0	0.0	0.0	24.0	37.7	37.9	37.4	29.4
Avg. Lithium Carbonate Grade	%	0.0%	1.1%	1.1%	1.1%	1.1%	1.1%	1.1%	1.0%	1.0%
Avg. Boric Acid Grade	%	0.0%	7.4%	7.6%	8.2%	8.1%	8.4%	8.8%	9.3%	9.5%
Avg. Lithium Grade	ppm	-	2,140	2,121	2,106	2,158	2,152	2,077	1,891	1,858
Avg. Boron Grade	ppm	-	12,960	13,210	14,357	14,108	14,644	15,332	16,325	16,532
Product Li_2CO_3	000 tons		16.966	24.767	24.726	-	-	-	-	-
Product LiOH	000 tons		-	-	-	23.200	19.067	18.779	23.924	23.394
Product H_3BO_3	000 tons		102.709	152.873	164.055	142.340	118.807	125.367	182.511	191.176
Production Year		**9**	**10**	**11**	**12**	**13**	**14**	**15**	**16**	**17**
Stage 1 Pit ROM Ore	Mt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stage 2 Pit ROM Ore	Mt	2.9	2.9	2.8	2.9	2.9	2.8	2.9	2.9	2.9
Stage 1 Pit Overburden	Mt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stage 2 Pit Overburden	Mt	30.0	30.0	30.0	30.1	30.1	13.6	13.6	13.6	13.6
Avg. Lithium Carbonate Grade	%	0.9%	0.9%	0.9%	1.0%	1.0%	1.0%	1.0%	0.9%	1.0%
Avg. Boric Acid Grade	%	10.1%	10.4%	10.4%	10.1%	9.0%	9.0%	9.8%	10.3%	10.3%
Avg. Lithium Grade	ppm	1,780	1,749	1,781	1,859	1,904	1,938	1,845	1,783	1,786
Avg. Boron Grade	ppm	17,632	18,206	18,212	17,636	15,817	15,654	17,091	18,067	17,967
Product Li_2CO_3	000 tons	-	-	-	-	-	-	-	-	-
Product LiOH	000 tons	24	25	25	26	26	27	26	25	25
Product H_3BO_3	000 tons	215	235	234	230	211	201	216	232	234
Production Year		**18**	**19**	**20**	**21**	**22**	**23**	**24**	**25**	**26**
Stage 1 Pit ROM Ore	Mt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stage 2 Pit ROM Ore	Mt	2.8	2.0	2.8	2.7	2.6	2.7	2.7	2.8	0.6
Stage 1 Pit Overburden	Mt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stage 2 Pit Overburden	Mt	13.6	12.5	3.5	2.4	1.9	1.7	2.1	2.3	0.3
Avg. Lithium Carbonate Grade	%	1.0%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.9%
Avg. Boric Acid Grade	%	10.1%	7.6%	8.0%	7.1%	6.9%	7.5%	7.0%	8.2%	5.0%
Avg. Lithium Grade	ppm	1,795	1,539	1,563	1,531	1,494	1,493	1,482	1,515	1,617
Avg. Boron Grade	ppm	17,706	13,274	13,902	12,471	12,072	13,069	12,281	14,324	8,809
Product Li_2CO_3	000 tons	-	-	-	-	-	-	-	-	-
Product LiOH	000 tons	25	18	19	21	20	20	20	20	11
Product H_3BO_3	000 tons	228	147	157	160	147	155	153	173	77

13-10

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 13.3: Summary of Annual Material Movement  -  2,000  4,000  6,000  8,000  10,000  12,000  14,000  16,000  18,000  20,000  22,000  0.0  4.0  8.0  12.0  16.0  20.0  24.0  28.0  32.0  36.0  40.0  44.0  ROM Ore Grade (ppm)  Total Material Moved (Millions of Tons)  -1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26  Production Year  Stage 1 Pit ROM Ore  Stage 2 Pit Overburden  Stage 2 Pit ROM Ore  Avg. Lithium Grade  Stage 1 Pit Overburden  Avg. Boron Grade  13-11

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  500  1,000  1,500  2,000  2,500  Figure 13.4: Summary of Annual Plant Feed from the Measured and Indicated Resource Classifications  3,000  ROM Ore (000s tons, dry basis)  0  1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26  Production Year  ROM Ore in the Measured Resource Classification ROM Ore in the Indicated Resource Classification  13-12

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 13.5: Summary of Annual Overburden Stacking Requirements  Expected Mine Life  Assuming an annual acid consumption of 1.38 Mt corresponding to about 2.6 Mtpa of ore, the LOMP indicates an expected mine life of over 25 years. Note that the final production year is not a full year of production.  Mining Unit Dimensions  The operational quarry will have benches that are 30 feet high and vary in width between 21 ft and 29.6 ft. The face angles and overall slope angles vary by geotechnical sector and are laid out in Table 13.1 and Table 13.2. The final mine layout is shown in Figure 13.6.  13-13

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 13.6: Final Mine Layout from the 2020 FS (Note this has changed in the 2022 MPO)  13-14

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  13.2.5 Mining Dilution and Recovery Factors  Mining dilution, loss and recovery factors were previously discussed in Section 12.2.1 assuming a reasonable accurate geologic model, high-precision GPS operations and the use of FMS. GPS guided systems are also assumed to be installed on track dozers and a small excavator to assist with ore cleaning.  Run-of-mine (ROM) modifying factors were applied to the in-situ resource block model to simulate the effects of mining on the recoverability and under these assumptions. Based on the outcomes of a trade-off study the following ROM modifying factors were applied:  13-15        Mining loss (per interface): 1.0 foot  Mining dilution: (per interface): 1.5 feet  Moisture: 12%  The dilution qualities used were based on the modeling of the material above and below the ore zone. The effective loss assumptions are representative at this level of study to simulate the losses that will occur in the selective mining of this type of deposit at each roof and floor interface of ore.  13.3 Stripping and Backfilling Requirements  Four separate OSF Phases were designed to contain the 493.5 Mt of overburden and non-ore grade material removed from quarry during the Stage 2 Production Plan. OSF Phases 1 through 3 are located ex-pit, whereas the Phase 4 OSF is located within the limits of the Stage 2 Quarry. Together, the Phase 1 and Phase 2 OSFs comprise the West OSF, whereas the Phase 3 OSF is alternatively referred to as the North OSF. The Phase 4 OSF is generally referred to as In-Pit Overburden Backfill (IOB) for the purposes of this Documentation Report. The locations of the various ex-pit OSF designs were previously provided in Figure 13.6.  Parameters used for the ex-pit OSF designs are as follows:              Inter-bench slopes of 2.25H:1V.  Overall slope of 2.45H:1V  Constructed using 20-foot lifts.  20-foot-wide catch benches established every 100-foot of vertical elevation gain.  Access road to maintain a grade of no greater than 10%.  A specific stacking plan had to be developed to incorporate the placement of material with structural limitations – the M5 geologic unit.    For the purposes of this Study, an 18-inch-thick layer of alluvial (Q1) material will be placed on all final outslope and top surfaces of the OSFs to facilitate concurrent reclamation.  The Phase 1 OSF is located directly to the northwest of the Stage 1 Quarry. This location was selected due to its proximity to the Stage 1 Pit to minimize haul distances and prevent sterilization of Mineral Resources. The Phase 2 OSF design is an expansion of the Phase 1 OSF to the south, extending approximately to the southern extent of the Stage 2 Quarry. Combined, the Phase 1 and 2 OSFs are also referred to as the West OSF. The Phase 2 OSF represents the remainder of available and suitable area that can be used for an OSF and remain near the limits of

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  the Stage 2 Quarry. The Phase 3 OSF design, also referred to as the North OSF, encompasses the remainder of the overburden material scheduled to be moved ex-pit during the Stage 2 Production Plan. The Phase 3 OSF is currently planned to be built between the Stage 2 Quarry and the Processing Plant location on the north side of the main drainage at the north end of the Project boundary, approximately two-thirds of a mile northwest of the Stage 2 Quarry Crest. This location was selected due to site boundary restrictions and the location of the Cave Springs Formation outcroppings. To date, no issues have been identified that would materially impact the proposed locations of the West and North OSFs.  Special parameters were required for the development of the ex-pit OSF designs to accommodate stacking the M5 geologic unit. M5 material moved to the ex-pit OSF must be encapsulated to minimize the risk of OSF failure. The OSF design was developed to allow concentration of the M5 material for future mining extraction and processing. Additional requirements for ex-pit OSFs involving the M5 stacking plan are as follows:  13-16    M5 material cannot be stacked below a set minimum elevation above sea level, specific to each individual OSF design.        M5 material must reside in the OSF internally, offset from the final OSF design surface by 500 to 700-feet.  No M5 material be placed in locations with less than 100 vertical feet of subsequent non-M5 material cover.  M5 material is assumed to be stacked in a dry condition.  External OSFs were designed to store excavated overburden until such point where in-pit backfill could begin in Production Year 8. OSF surfaces will be graded to drain away from the quarry wherever possible. The inter-ramp outslopes of the OSFs will also be concurrently graded at a 2.25H:1V slope with CAT D10T2 track dozers as progression continues upward. A summary of the designed storage capacities in millions of cubic yards (MCY) is provided in Table 13.4 and an annual summary of total volumes stacked to each OSF and IOB is provided in Figure 13.5. Note that of the 76.3 MCY of total designed capacity of the North OSF, only 68.4 MCY, or 90%, is required for the Stage 2 Production Plan.  Table 13.4: Overburden Storage Facility Design Storage Capacities (MCY)  13.4 Mining Fleet, Machinery, and Personnel Requirements  This sub-section contains forward-looking information related to equipment selection for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including labor and equipment availability and productivity.  OSF  Design  Storage Capacity (MCY)  West OSF (Phase 1 and Phase 2)  112.4  North OSF (Phase 3)  76.3  IOB (Phase 4)  180.2  Total  368.9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Two scenarios were considered for estimating quarry equipment requirements, labor requirements, capital costs, and operating costs: conventional haulage using manned haul trucks and another estimate using Autonomous Haul Trucks (AHT). ioneer has opted to use AHTs as the base case to save on costs and labor with conventional, manned haul trucks as an alternative. The use of AHTs in mining and quarry operations is relatively new, and few original equipment manufacturers (OEMs) can currently support AHTs. Both CAT and Komatsu offer AHT technology. While AHTs do not require a driver to operate, a team of highly trained and specialized personnel, referred to as the License Team, are required to remotely monitor the AHTs at all times and make sure the AHTs are operating per specifications.  A limited amount of information regarding cost advantages and operational performance gains for autonomous haulage is available from OEMs and vendors due to the proprietary nature of this information. The detailed backup information regarding performance factors from the OEMs that formed the basis of this autonomous haulage analysis was not communicated to the Mineral Reserve QP in writing and has not been independently verified. It is believed that the information, estimates, and comparisons contained herein are reasonably representative of autonomous haulage requirements based on the QP’s experience with other autonomous haulage studies. The AHT information provided by the OEM was used to estimate the equipment and labor requirements that have formed the basis of the capital and operating cost estimates for autonomous haulage.  13.4.1 Quarry Production Tasks  Distinct production tasks for the Project are as follows:  13-17    Clearing and Grubbing – Includes equipment and labor required to clear vegetation from disturbance areas within the quarry. Any labor or equipment required to relocate any native species affected by mining, such as buckwheat, are excluded from this function.    Drilling and Blasting – Includes equipment and labor required for pre-split drilling, production drilling, and associated drilling support. A contractor is assumed to perform all blasting functions.    Overburden/Interburden Removal – Includes the equipment and labor costs necessary to remove all overburden and interburden material from the quarry and haul the material to an ex-pit OSF or IOB. Note that non-ore grade M5 material is included in this category, along with equipment allocations for dozers to maintain working levels at the OSF and regrade the final slopes of the OSF as lifts are completed.    Ore Mining – Includes the equipment and labor necessary to extract ore and deliver it to the ROM ore stockpile at the Processing Plant. Equipment and labor house associated with rehandling material from the Processing Plant’s stockpile are excluded from this task as this is assumed to be part of the Processing Plant’s function.    M5 Haulage and Stockpiling – Includes the equipment and labor necessary to remove non-ore grade M5 material and stockpile it in an ex-pit OSF or IOB.    Stormwater Controls – Includes the equipment required to maintain sedimentation ponds, water collection/diversion ditches, and culverts for surface water management throughout the property.    General quarry Support – Includes the equipment and labor required to maintain haul roads and perform other miscellaneous support tasks.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

13.4.2 Quarry Production and Support Equipment

The equipment selection for the Project, shown in Table 13.5, was dependent on a variety of factors, including annual material movement requirements, bench height, quarry configuration, number of mining faces, and the required selectivity of the mining equipment. The assumed mining fleet for the Project consists of two CAT 6030BHs (22.2 cubic yard (CY) hydraulic backhoes) and a fleet of CAT 785Gs (150-ton class rigid end-dump haul trucks) as the primary loading and haulage equipment for the quarry. A CAT 993K front-end wheel loader (FEL) with a 15.7 CY bucket was also incorporated into the major mining equipment on site due to its operational versatility. The CAT 993K will primarily be used in the removal of alluvium material that does not require blasting and other overburden materials where applicable.

Support equipment for the operations include track and wheel dozers to clear vegetation, prepare working surfaces, clean working areas, and create access to the work area. The wheel dozers will provide support for the excavators at mining faces, whereas the track dozers will provide support for haul trucks at the ex-pit OSFs and IOB. Dozing equipment is also used for road ripping, final grading operations, and alluvium spreading during rehabilitation. A track dozer and small backhoe with a 3.9 CY bucket were assigned to the ore mining process to conduct ore cleaning before extraction. Ore cleaning will occur at the roof and floor interfaces of all ore seams to limit the ore loss and dilution experienced in the mining process. Excavator ore cleaning will occur in all areas of the quarry where ore cleaning cannot be completed by a track dozer due to the dip of the ore seam.

Table 13.5: Summary of Quarry-Related Equipment

Equipment Make and Model	Equipment Type	Shared with Plant or SOSF?	Primary Size Class
Production Equipment			
Caterpillar MD6200	Diesel Drill - Crawler Mounted	No	6.5 in. bit
Caterpillar 6030BH	Hydraulic Excavator	No	22.2 yd^3
Caterpillar 993K	Wheel Loader	No	15.7 yd^3
Caterpillar 785AHT[1]	Autonomous Haul Truck	Yes	150 tons
Caterpillar 785G	Rental Mechanical Drive Haul Truck	Yes	150 tons
Support Equipment			
Caterpillar 740WW	Articulated Water Truck	Yes	8,000 gal
Caterpillar D10T2	Track Dozer	No	600 hp
Caterpillar 16M3	Motor Grader	Yes	16 ft blade
Caterpillar 834K	Wheel Dozer	No	562 hp
Caterpillar 374F	Hydraulic Excavator	Yes	3.9 yd^3
Service Equipment			
Fuel/Lube Truck	Fuel/Lube Truck	Yes	2,000 gal
Mechanic's Truck	Mechanic's Truck	Yes	82 hp
Tire Handler	Tire Handler	Yes	

Note: 1. 15-ton class autonomous haul truck (AHT) not yet available from CAT; model name has been nominally assigned by WSP.

wsp 13-18

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Autonomous Haulage Trucks  Equipment Performance Factors and Fleet Requirements  The loading, support, and service equipment for autonomous haulage is not anticipated to differ from the equipment selected for conventional haulage. CAT does not currently produce 150-ton AHTs, though there are plans for release in the future. It is assumed that the CAT 150-ton AHTs would be available for purchase when quarry operations begin, and the loaders and excavators have been sized to match well with this class of haul truck.  Anticipated performance factors for AHTs are as follows:  13-19        Mechanical Availability (MA) = 87.0%  Operational Usage (OU) = 96.0%  Effective Utilization (EU) = 83.5%  The assumed MA is reasonably aligned with conventional haul trucks, though the anticipated OU is higher compared with conventional haulage. This is because the haulage equipment will be autonomous while the loading equipment will be manned. The impacts of safety stand-downs during blasting, equipment congestion, queuing, and other typical operational delays on the achievability of the 96% OU were not assessed. A summary of the assumed equipment performance factors for the first five years of equipment life is provided in Table 13.6 with a similar summary for equipment performance factors after the first five years is provided in Table 13.7.  Haul truck travel times were estimated in CAT’s Fleet Production and Cost analysis software (FPC) using annual haulage profiles developed for overburden/interburden, non-ore grade M5 material, and ROM ore from each source to each destination on a centroid basis. A global speed limit of 25 miles per hour (mph) was applied to the 100 haul profiles developed for the Stage 2 Production Plan, though speed limits were adjusted at loading and unloading areas and around sharp turns and switchbacks to represent slower truck speeds in these areas.  Estimated AHT cycle times were calculated based upon the estimated truck loading time, haul truck travel times calculated in FPC, and an assumed dump and maneuvering time of 1.2 minutes for ore and waste. AHT productivities per scheduled shift were then estimated using the effective AHT capacities shown in Table 13.8 and haul truck cycle times based on an assumed effective utilization of 83.5%. The resultant productivities assumed for loaders and AHTs adjusted for truck saturation are provided in Table 13.9.  Annual estimates of equipment requirements for the autonomous haulage scenario were developed from first principles using the Stage 2 Production Plan statistics and estimates of equipment productivities summarized in Table 13.8 and Table 13.9. A net reduction of 24% in haulage shifts and a reduction in the maximum number of quarry-owned haul trucks from 20 trucks (conventional haulage) down to 15 trucks (autonomous haulage) is anticipated due to the increased effective utilization of the AHTs from conventional trucks. A maximum of 8 leased haul trucks manned by operators will also be required for a period of one to four years from Production Years 4 through 7 when overburden removal requirements peak at an average of 38 Mtpy. A summary of the annual quarry equipment requirements for the autonomous haulage scenario is provided in Table 13.10.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 13.6: Quarry Equipment Performance Factors through Production Year 5

Machine Make/Model	Equipment Type	Task	Mechanical Availability	Operational Usage	Effective Utilization	Consumption Factor[2]	Scheduled Days per Year	Shifts per Day	Scheduled Shifts per Year	Scheduled Hours per Year	Available Hours per Year	Productive Hours per Year	Consuming Hours per Year[3]
Caterpillar 6030BH	Hydraulic Excavator	OB/IB Removal	88.4%	70.3%	62.2%	83.7%	365	2	730	8,760	7,744	5,444	7,330
		M5 Loading	88.4%	71.1%	62.8%	83.7%	365	2	730	8,760	7,744	5,505	7,330
		Ore Loading	88.4%	71.1%	62.8%	83.7%	365	2	730	8,760	7,744	5,505	7,330
Caterpillar 993K	Wheel Loader	OB/IB Removal	88.4%	70.5%	62.3%	84.5%	365	2	730	8,760	7,744	5,457	7,403
		M5 Loading	88.4%	72.0%	63.7%	84.5%	365	2	730	8,760	7,744	5,578	7,403
		Ore Loading	88.4%	72.0%	63.7%	84.5%	365	2	730	8,760	7,744	5,578	7,403
Caterpillar 785AHT	Haul Truck	Haulage	87.0%	96.0%	83.5%	83.5%	365	2	730	8,760	7,621	7,316	7,316
Caterpillar 785G	Haul Truck	Haulage	88.4%	71.2%	63.0%	84.5%	365	2	730	8,760	7,744	5,517	7,403
Caterpillar 740WW	Water Truck	Road Maintenance	88.4%	75.6%	66.9%	84.9%	365	2	730	8,760	7,744	5,858	7,440
Caterpillar MD6200	Diesel Drill	Drilling	88.4%	75.6%	66.9%	84.9%	365	2	730	8,760	7,744	5,858	7,440
Caterpillar 430F2	Backhoe Loader	Support	88.4%	76.0%	67.2%	84.5%	365	2	730	8,760	7,744	5,882	7,403
Caterpillar D10T2	Dozer	Regrading	88.4%	75.5%	66.7%	84.8%	365	2	730	8,760	7,744	5,846	7,428
		Support	88.4%	76.3%	67.4%	84.8%	365	2	730	8,760	7,744	5,907	7,428
Caterpillar 834K	Wheel Dozer	Support	88.4%	76.4%	67.6%	84.9%	365	2	730	8,760	7,744	5,919	7,440
Caterpillar 16M3	Motor Grader	Road Maintenance	88.4%	77.2%	68.3%	84.9%	365	2	730	8,760	7,744	5,980	7,440
Fuel/Lube Truck	Service Truck	Equipment Service	88.4%	77.2%	68.3%	84.9%	365	2	730	8,760	7,744	5,980	7,440
Lowboy	Service Truck	Equipment Service	88.4%	77.2%	68.3%	84.9%	365	2	730	8,760	7,744	5,980	7,440
Light Plant	Light Plant	Support	97.0%	98.6%	95.6%	95.6%	365	1	365	4,380	4,249	4,188	4,188
Pickup	Pickup	Support	90.0%	100.0%	90.0%	90.0%	365	2	730	8,760	7,884	7,884	7,884

Notes:

1. Mechanical Availability based on information provided by HOLT CAT on another southwest US mining project and other industry standards.
2. Consumption factor is used to convert scheduled hours to consuming hours, where consuming hours is defined as the total number of hours in which a piece of equipment is running and consuming supplies.
3. Consuming hours is defined as the total number of hours in which a piece of equipment is running and consuming supplies. This is equivalent to Caterpillar's Service Meter Units (SMU) metric.

wsp 13-20

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 13.7: Quarry Equipment Performance Factors After Production Year 5

Machine Make/Model	Equipment Type	Task	Mechanical Availability	Operational Usage	Effective Utilization	Consumption Factor[2]	Scheduled Days per Year	Shifts per Day	Scheduled Shifts per Year	Scheduled Hours per Year	Available Hours per Year	Productive Hours per Year	Consuming Hours per Year[3]
Caterpillar 6030BH	Hydraulic Excavator	OB/IB Removal	85.0%	69.1%	58.8%	80.3%	365	2	730	8,760	7,446	5,147	7,032
		M5 Loading	85.0%	69.9%	59.4%	80.3%	365	2	730	8,760	7,446	5,207	7,032
		Ore Loading	85.0%	69.9%	59.4%	80.3%	365	2	730	8,760	7,446	5,207	7,032
Caterpillar 993K	Wheel Loader	OB/IB Removal	85.0%	69.3%	58.9%	81.1%	365	2	730	8,760	7,446	5,159	7,105
		M5 Loading	85.0%	70.9%	60.3%	81.1%	365	2	730	8,760	7,446	5,280	7,105
		Ore Loading	85.0%	70.9%	60.3%	81.1%	365	2	730	8,760	7,446	5,280	7,105
Caterpillar 785AHT	Haul Truck	Haulage	87.0%	96.0%	83.5%	83.5%	365	2	730	8,760	7,621	7,316	7,316
Caterpillar 785G	Haul Truck	Haulage	85.0%	70.1%	59.6%	81.1%	365	2	730	8,760	7,446	5,220	7,105
Caterpillar 740WW	Water Truck	Road Maintenance	85.0%	74.7%	63.5%	81.5%	365	2	730	8,760	7,446	5,560	7,142
Caterpillar MD6200	Diesel Drill	Drilling	85.0%	74.7%	63.5%	81.5%	365	2	730	8,760	7,446	5,560	7,142
Caterpillar 430F2	Backhoe Loader	Support	85.0%	75.0%	63.8%	81.1%	365	2	730	8,760	7,446	5,585	7,105
Caterpillar D10T2	Dozer	Regrading	85.0%	74.5%	63.3%	81.4%	365	2	730	8,760	7,446	5,548	7,130
		Support	85.0%	75.3%	64.0%	81.4%	365	2	730	8,760	7,446	5,609	7,130
Caterpillar 834K	Wheel Dozer	Support	85.0%	75.5%	64.2%	81.5%	365	2	730	8,760	7,446	5,621	7,142
Caterpillar 16M3	Motor Grader	Road Maintenance	85.0%	76.3%	64.9%	81.5%	365	2	730	8,760	7,446	5,682	7,142
Fuel/Lube Truck	Service Truck	Equipment Service	85.0%	76.3%	64.9%	81.5%	365	2	730	8,760	7,446	5,682	7,142
Lowboy	Service Truck	Equipment Service	85.0%	76.3%	64.9%	81.5%	365	2	730	8,760	7,446	5,682	7,142
Light Plant	Light Plant	Support	97.0%	98.6%	95.6%	95.6%	365	1	365	4,380	4,249	4,188	4,188
Pickup	Pickup	Support	90.0%	100.0%	90.0%	90.0%	365	2	730	8,760	7,884	7,884	7,884

Notes:

1. Mechanical Availability based on WSP's assessment of the average over the useful service life of equipment and other industry standards.
2. Consumption factor is used to convert scheduled hours to consuming hours, where consuming hours is defined as the total number of hours in which a piece of equipment is running and consuming supplies.
3. Consuming hours is defined as the total number of hours in which a piece of equipment is running and consuming supplies. This is equivalent to Caterpillar's Service Meter Units (SMU) metric.

wsp 13-21

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 13.8: Estimated Loader, Dozer, and Drill Production Rates

Machine	Nominal Truck Capacity (tons)	Effective Truck Payload (tons, arb)	No. of Passes	Rated Bucket Capacity (CY) [B]	Bucket Fill Factor [FF]	Swell Factor [S]	Effective Bucket Capacity[2]		Avg. Cycle Time per Pass (sec)	Total Truck Spot & Load Time (min)	Mech. Avail. (%)	Op. Usage (%)	Estimated Production Rate per Working Hour	Estimated Production Rate per Scheduled Hour	Estimated Production Rate per Shift	Estimated Production Rate per Year[3]
							BCY [EB1]	tons [EB2]								
LOADING MACHINES [1]																
OB/IB																
CAT 6030BH (OB/IB)	150.0	149.2	5	22.2	0.900	0.810	16.2	26.6	30	2.50	88.4%	69.1%	3,195 tons	1,955 tons	23,460 tons	17,126,000 tons
CAT 993K (OB/IB)	150.0	147.7	7	15.7	0.900	0.810	11.4	18.8	45	5.25	88.4%	69.3%	1,505 tons	925 tons	11,100 tons	8,103,000 tons
Ore																
CAT 6030BH (Ore)	150.0	149.3	5	22.2	0.900	0.810	16.2	26.7	30	2.50	88.4%	69.9%	3,200 tons	1,980 tons	23,760 tons	17,345,000 tons
CAT 993K (Ore)	150.0	147.8	7	15.7	0.900	0.810	11.4	18.9	45	5.25	88.4%	70.9%	1,510 tons	945 tons	11,340 tons	8,278,000 tons
M5 Material																
CAT 6030BH (M5)	150.0	149.0	5	22.2	0.840	0.810	15.1	26.6	30	2.50	88.4%	69.9%	3,195 tons	1,975 tons	23,700 tons	17,301,000 tons
CAT 993K (M5)	150.0	147.5	7	15.7	0.840	0.810	10.7	18.8	45	5.25	88.4%	70.9%	1,505 tons	945 tons	11,340 tons	8,278,000 tons
DOZERS																
CAT D10T2 (OSF/IOB)											88.4%	74.5%	1,280 BCY	845 BCY	10,140 BCY	7,402,000 BCY
DRILLS																
CAT MD6200 (Ore)											88.4%	74.7%	3,780 BCY	2,495 BCY	29,940 BCY	21,856,000 BCY
CAT MD6200 (OB/IB)											88.4%	74.7%	3,780 BCY	2,495 BCY	29,940 BCY	21,856,000 BCY
CAT MD6200 (Presplit)											88.4%	74.7%	965 BCY	635 BCY	7,620 BCY	5,562,500 BCY

Notes:

1. Rate at given mechanical availability = EB1 or EB2 x (3600 / CT) x Hours Per Shift x MA x OU
2. Effective Bucket Capacity in Bank Cubic Yards (BCY) = EB1 = B x FF x S, Effective Bucket Capacity in Tons = EB1 x Material Weight
3. Based on 730 (12-hour) Shifts Per Year
4. Unless explicitly stated otherwise, all tonnages shown are on a dry basis.
5. arb = as-received basis (i.e., includes moisture)

wsp 13-22

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 13.9: Summary of Estimated Loader and AHT Productivities for the Autonomous Haulage Scenario  13-23  Note:  1. Includes adjustments for truck saturation.  Production Year  Avg. One-  Way Haul Distance (mi)  Avg. Productivity per Unit  (tons/shift)  Production Year  Avg. One-  Way Haul Distance (mi)  Avg. Productivity per Unit  (tons/shift)  Loading  Fleet1  Haulage Fleet  Loading  Fleet1  Haulage Fleet  -1  0.7  17,472  8,736  13  1.4  22,528  4,593  1  1.5  17,533  4,496  14  2.4  22,531  2,690  2  1.9  17,520  4,012  15  2.0  22,531  3,187  3  2.2  16,872  3,374  16  2.4  22,531  2,738  4  2.1  19,635  3,479  17  2.5  22,531  2,748  5  2.3  19,635  2,952  18  2.9  22,531  2,551  6  2.7  18,553  2,515  19  2.8  22,531  2,562  7  2.7  18,562  2,786  20  1.4  20,164  3,361  8  2.3  22,528  3,181  21  1.6  14,531  2,906  9  1.8  22,528  3,805  22  1.8  13,407  2,681  10  1.4  22,528  4,439  23  1.8  12,960  2,592  11  1.4  22,528  4,486  24  1.5  14,659  2,932  12  1.4  22,528  4,556  25  1.4  14,802  2,960  26  1.6  12,821  2,564

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 13.10: Summary of Annual Quarry Equipment Requirements for Autonomous Haulage  13-24  Notes:  Excludes the CAT 993K FEL required for spent ore loading; this FEL has been included in the Processing Plant's equipment requirements.  The Spent Ore haulage trucks have been included in the quarry equipment list for the purposes of this exercise.  Any equipment not listed above is to be included in the Processing Plant's equipment requirements.  Equipment Make/Model  Equipment Type / Description  Max No. Units  Production Year  -1  1  2  3  4  5  6  7  8  9  10  11  12  Shift Schedule  Shifts per Day  2  2  2  2  2  2  2  2  2  2  2  2  2  Scheduled Shifts per Year  122  730  730  730  730  730  732  730  730  730  730  730  730  Drills  Caterpillar MD6200  Blast hole Drill  1  1  1  1  1  1  1  1  1  1  1  1  1  1  Loading Equipment  Caterpillar 6030BH  Hydraulic Mining Backhoe  2  1  1  1  1  2  2  2  2  2  2  2  2  2  Caterpillar 993K1  Wheel Loader  1  -  1  1  1  1  1  1  1  -  -  -  -  -  Haul Trucks  Caterpillar 785AHT2  Quarry & SOSF Haulage Truck  15  2  8  9  10  15  15  15  15  15  12  11  11  10  150-ton Rental Truck  Rental Quarry Haulage Truck  8  -  -  -  -  2  5  8  6  -  -  -  -  -  Support Equipment  Caterpillar 740WW  Water Truck  1  1  1  1  1  1  1  1  1  1  1  1  1  1  Caterpillar D10T2  Track Dozer  4  2  2  2  2  4  4  4  4  3  3  3  3  3  Caterpillar 16M3  Motor Grader  2  1  1  1  1  2  2  2  2  2  2  2  2  2  Caterpillar 834K  Wheel Dozer  1  1  1  1  1  1  1  1  1  1  1  1  1  1  Caterpillar 374F  Hydraulic Excavator (Ore Cleaning)  1  1  1  1  1  1  1  1  1  1  1  1  1  1  Service and Other Ancillary Equipment  Fuel/Lube Truck  1  1  1  1  1  1  1  1  1  1  1  1  1  1  Mechanic's Truck  2  1  1  1  1  2  2  2  2  2  2  2  2  2  Tire Handler  1  1  1  1  1  1  1  1  1  1  1  1  1  1

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 13.10: Summary of Annual Quarry Equipment Requirements for Autonomous Haulage (continued)

Equipment Make/Model	Equipment Type / Description	Max No. Units	Production Year													
			13	14	15	16	17	18	19	20	21	22	23	24	25	26
Shift Schedule																
Shifts per Day			2	2	2	2	2	2	2	1	1	1	1	1	1	1
Scheduled Shifts per Year			730	730	730	730	730	730	730	365	365	365	365	365	365	83
Drills																
Caterpillar MD6200	Blast hole Drill	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Loading Equipment																
Caterpillar 6030BH	Hydraulic Mining Backhoe	2	2	1	1	1	1	1	1	1	1	1	1	1	1	1
Caterpillar 993K[1]	Wheel Loader	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Haul Trucks																
Caterpillar 785G[2,3]	Quarry & SOSF Haulage Truck	15	10	9	8	9	9	9	9	6	5	5	5	5	5	5
150-ton Rental Truck	Rental Quarry Haulage Truck	8	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Support Equipment																
Caterpillar 740WW	Water Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Caterpillar D10T2	Track Dozer	4	3	2	2	2	2	2	2	1	1	1	1	1	1	1
Caterpillar 16M3	Motor Grader	2	2	1	1	1	1	1	1	1	1	1	1	1	1	1
Caterpillar 834K	Wheel Dozer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Caterpillar 374F	Hydraulic Excavator (Ore Cleaning)	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Service and Other Ancillary Equipment																
Fuel/Lube Truck		1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mechanic's Truck		2	2	1	1	1	1	1	1	1	1	1	1	1	1	1
Tire Handler		1	1	1	1	1	1	1	1	1	1	1	1	1	1	1

Notes:

1. Excludes the CAT 993K FEL required for spent ore loading; this FEL has been included in the Processing Plant's equipment requirements.
2. The Spent Ore haulage trucks have been included in the quarry equipment list for the purposes of this exercise.
3. Any equipment not listed above is to be included in the Processing Plant's equipment requirements.

wsp 13-25

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  13.4.3.2 Labor Requirements for Autonomous Haulage  Assumptions made to calculate labor requirements for the autonomous haulage scenario are as follows:      AHTs are unmanned and therefore do not require haul truck drivers to operate.  A highly trained and specialized team of personnel are required to remotely monitor AHTs and make sure that the AHTs are performing to specifications. Approximately five personnel, referred to as the License Team, are required for each shift, for a total of 20 License Team personnel from Pre-Production through Production Year 19, and 10 personnel after Production Year 19.    The total number of mechanics for autonomous haulage is estimated to be approximately 20% less than the number of mechanics required for a conventional haulage scenario. This reduction is attributed to the reduction of potential for damage caused by “human error” as AHTs are less prone to incidental damage than conventional manned haul trucks.  A summary of quarry personnel requirements for autonomous haulage is provided in Figure 13.7.  Figure 13.7: Summary of Annual Quarry Labor Requirements for Autonomous Haulage  13-26

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  14.0 PROCESSING AND RECOVERY METHODS  Based on the results of bench and pilot plant test work, the Project’s engineering team designed the processing facilities using known and commercially proven technology to accommodate the unique Rhyolite Ridge mineral deposit.  The processing plant facilities involve three current and one future main steps described in more detail below:  14-1    Ore crushing and vat leaching:  Run-of-quarry lithium and boron ore is crushed and then fed to the vat leach circuit.   The vat leach circuit uses diluted sulphuric acid to leach the boron and lithium from the ore into a solution called pregnant leach solution (PLS).    Boric acid circuit/crystallization and evaporation:   Crystallization of boric acid is achieved by cooling the vat leach PLS solution. Boric acid is redissolved and crystallized to produce crystals for drying and then packaging, ready for sale to market.   Solution exiting the boric acid crystallization circuit undergoes impurity removal, evaporation, and crystallization to produce a lithium-rich brine suitable for further treatment.    Lithium carbonate circuit:   Lithium carbonate circuit treats the lithium rich brine firstly using a bulk impurity-removal step, followed by the production of lithium carbonate.  Lithium is precipitated from the solution as technical-grade lithium carbonate.    Lithium Hydroxide circuit (future, under review):  Battery-grade Lithium-Hydroxide is obtained from technical-grade lithium carbonate (starting in the 4th year of operation) by the conventional and industrial applied conversion process using lime.  Figure 14.1 shows the general layout of the ore processing facilities and sulphuric acid plant.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 14.1: General Layout of the Ore Processing Facilities and Sulphuric Acid Plant  Source: Section 1 (Executive Summary) of the April 2020 FS (Fluor Enterprises Inc., 2020a).  14-2

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

14.1 Process Flow Diagram

The processing of Rhyolite Ridge ore is summarized in the high-level flowsheet in Figure 14.2 and is described in the following subsections. The evolution of the Project's flowsheet has been significant and has been proven at pilot plant scale. This provides confidence that the Project will provide high recovery rates and become a major, low-cost, and long-term supplier of both lithium and boron.

Figure 14.2: High-Level Process Flow Block Diagram


Sulphuric Acid Plant & Steam Turbine
Suphuric Acid for Leaching
Steam
Run-of-Mine Ore
Crushing to under 3/4 inch
Vat Leaching
Boric Acid Circuit
Evaporation & Crystallization
Lithium Carbonate Circuit
Vat Leach Spent Ore
Boric Acid Packaging & Storage
Lithium Carbonate Packaging & Storage
Lithium Hydroxide Circuit (Future Phase)

Source: Section 1 (Executive Summary) of the April 2020 FS (Fluor Enterprises Inc., 2020a).

14.1.1 Ore Crushing

Lithium-boron bearing ore is trucked from the quarry and placed in stockpiles. Blended ore is transported by belt conveyor to the primary and secondary sizers where the coarse ore particles are crushed to less than one inch (a P100 of ¾ inches). The crushed ore is conveyed and stacked directly into the leaching vats. A unique property of the Rhyolite Ridge ore is that large particles are readily leachable and do not require expensive size reduction and milling to achieve high lithium and boron extraction rates.

14.1.2 Vat Leaching

After crushing, the crushed ore is conveyed to vats for leaching. The vat leaching process shown in Figure 14.3 uses a series of seven vats where crushed ore is sequentially leached for three days with diluted sulphuric acid. Each vat has a 125-foot internal diameter and is 25 feet tall. Both the boron and lithium minerals are readily soluble during sulphuric acid leaching. The resulting solution known as PLS contains lithium sulphate and boric acid at close to saturation. The PLS also includes gangue impurities requiring removal downstream, including aluminum, magnesium, sodium, and potassium sulphate.

The spent ore undergoes a displacement wash to remove valuable interstitial lithium and boron in solution. The spent ore is free draining, allowing the vat to be emptied of solution leaving behind a material that is suitable for dry stacking, thus it is easily removed from the vats by an overhead crane grab. Thereafter, the spent ore is

14-3

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  loaded onto trucks and transported to the SOSF for dry stacking, meaning there is no need for a conventional tailings dam.  Figure 14.3: Vat Leaching Facilities  Source: Section 1 (Executive Summary) of the April 2020 FS (Fluor Enterprises Inc., 2020a).  14.1.3 Boric Acid Circuit  After vat leaching, the third stage of the process involves pumping the PLS from the vats to the boric acid circuit shown in Figure 14.4. This circuit involves the discrete unit operations of (1) boric acid crystallization and (2) evaporation and crystallization to concentrate lithium.  14-4

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Figure 14.4: Boric Acid Circuit


Crystallization Area
Impurity Removal 1
Evaporator Area
Brine Tank
Centrifuge Area
Product Dryer
Boric Acid Storage Silos
Reagent Silos

Source: Section 1 (Executive Summary) of the April 2020 FS (Fluor Enterprises Inc., 2020a).

14.1.3.1 Boric Acid Crystallization

Crystallization of boric acid is well-understood and achieved by cooling the PLS using a standard industrial designed crystallizer system. Since the PLS is close to saturation in boric acid, the cooling effect in the crystallizer produces primary solid boric acid. The boric acid crystals are separated using centrifuges and then undergo a second-stage recrystallization for purification. After drying and packaging, the high-purity boric acid is ready for market.

14.1.3.2 Evaporation and Crystallization

The solution (mother liquor) from the boric acid crystallization undergoes impurity removal of aluminum and other elements, and thereafter the mother liquor is pumped to a 4-stage evaporator circuit to remove 70% contained water and concentrate the lithium. This evaporation and crystallization circuit is designed to concentrate lithium and remove mainly magnesium and sodium sulphate salts. Crystals of sulphate salts and boric acid are produced, the latter being recovered by flotation and recycled to the boric acid crystallization circuit. Water vapor from the evaporators is condensed and reused throughout the process.

Solution from the last evaporator enters a multi-stage crystallization circuit to remove mixed sulphates salts and boric acid. During this process, additional water is removed within the magnesium and sodium sulphate crystal structure. This is the final step in lithium concentration to produce a lithium brine mother liquor before entering the lithium carbonate circuit.

In all cases, centrifuges are used to separate the sulphate salts from the evaporators or crystallizers.

wsp 14-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  This evaporation and crystallization process is critical to concentrate the lithium and reduce the magnesium level in order to process the lithium brine in a conventional lithium carbonate circuit.  14.1.4 Lithium Carbonate Circuit  In the final stage of processing, the lithium carbonate circuit shown in Figure 14.5 is designed to produce technical-grade lithium carbonate from the lithium brine. The first step is to remove the remaining magnesium from solution by precipitation with lime slurry forming a mixture of magnesium hydroxide and gypsum. Residual calcium is removed with soda ash solution. After the brine purification stages, lithium carbonate is then precipitated from the magnesium and calcium free mother liquor using soda ash. Ultimately, the precipitated lithium carbonate is filtered, washed, and dried to produce a market ready product.  Figure 14.5: Lithium Carbonate Circuit  Source: Section 1 (Executive Summary) of the April 2020 FS (Fluor Enterprises Inc., 2020a).  14.2 Lithium Hydroxide Circuit (Future Phase)  A future phase of the Project may involve the installation of a lithium hydroxide circuit within the process plant boundary to be operational in Production Year 4. This future phase is under review and may not eventuate.  As stated previously, the conversion of the technical-grade lithium carbonate to lithium hydroxide at the site by the liming method takes advantage of the following:      Ideally suited technical-grade lithium carbonate produced in the plant  Excess steam and power generated in the sulphuric acid plant  14-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    14-7  Recycling of calcium carbonate formed during production of lithium hydroxide for use in the impurity removal process within the main plant, reducing reagent cost and lithium losses    Existing ancillary systems such as dryers and bagging equipment  Lithium hydroxide is the second largest chemical produced by the lithium industry and shows the highest recent growth rate of all lithium products. This trend is expected to continue due to the growth in high-nickel battery cathode materials for the automotive and energy storage markets. The key advantages of lithium hydroxide battery cathodes include better power density (more battery capacity and more range) and longer life cycle.  Veolia, a world-leading lithium processing technology group, conducted FS test work on this future circuit and successfully produced battery-grade lithium hydroxide from Rhyolite Ridge technical-grade lithium carbonate. This activity confirmed that refining of the Rhyolite Ridge lithium carbonate to battery-grade lithium hydroxide is technically and commercially feasible through a liming route, using standard commercial processes.  Using HPD® evaporation and crystallization technology, Veolia simulated at bench scale the following steps to produce battery-grade lithium hydroxide from technical-grade lithium carbonate (as illustrated in Figure 14.6):    The initial step in conversion to lithium hydroxide is to react the lithium carbonate with slaked lime to produce a solution of lithium hydroxide.    Removal of impurities using ion exchange from the raw lithium hydroxide solution purifies the solution, so it is suitable to produce primary lithium hydroxide monohydrate crystals by evaporation and crystallization.    The final product of lithium hydroxide monohydrate is produced by redissolving the primary product and recrystallization, followed by vacuum drying to produce a high-purity lithium hydroxide monohydrate powder for sale.  Elemental analysis showed that the lithium hydroxide produced met or exceeded the common specifications for battery-grade lithium hydroxide (>56.5% lithium hydroxide) and had low levels of impurities. The lithium hydroxide monohydrate crystals produced were large crystals that exhibited excellent dewatering ability.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Figure 14.6: Process Flowsheet for Producing Lithium Hydroxide Monohydrate


Lithium Carbonate
Steam
Steam
Reaction with Lime
Ion Exchange
Lithium Hydroxide Evaporation
1st Stage Crystallization
Dissolution
Lithium Hydroxide Monohydrate
Lime
Water
Slaking
Steam
2nd Stage Crystallization
Battery-Grade Lithium Hydroxide Monohydrate

Source: Section 1 (Executive Summary) of the April 2020 FS (Fluor Enterprises Inc., 2020a).

14.3 Process Development

While the Rhyolite Ridge individual process operations are commercially available with respect to equipment types and equipment sizes, the process flowsheet has been sequenced to exploit the unique mineralogy and chemistry of the Rhyolite Ridge ore that is different from traditional brine- or spodumene-based lithium production.

Due to the unique characteristics of the Rhyolite Ridge ore, challenges occurred during the testing program. These challenges were overcome through detailed analysis of results, root cause analysis, and intensive test work.

Continuously process simulation were executed and modelled in MetSim in order to estimate every impact on the overall process. Results from modeling were subsequently testes. Additionally dynamic simulation were executed to for vat leaching. Ultimately, the underlying chemistry for each challenge was sufficiently understood and all major issues were resolved.

The metallurgical testing programs were fit for purpose and no standardized test methods were used to govern testing programs. Test work was structured and guided using the general principles and definition of the CIM Best Practice Guidelines for mineral processing. At a finer level each metallurgical laboratory has their own SOPs and use a wide range of standards for individual test procedures and assaying. A list of these procedures has not been compiled.

wsp 14-8

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  To document the evolution of the process development, Rhyolite Ridge faced and resolved the following challenges coming out of the initial pilot plant run:  14-9    Difficult crystal/liquor separation characteristics of crystal salts and poor wash efficiencies related to solid/liquor separations    Unacceptable losses of lithium and boron due to physical crystal salt solid/liquor separation (high-value liquor) characteristics    Formation of undesirable lithium double salts  The main areas of metallurgical testing completed during the FS and the outcomes of the test program are summarized in Section 10.0.  The sequence of the process flowsheet resulting from the FS test work and pilot plant programs is detailed in Figure 14.5.  From a technical perspective, the key modifications to the FS flowsheet relative to previous work (PFS) are as follows:    Optimization of PLS impurity removal (IR1) to improve performance of the downstream PLS evaporation (EVP1) and sulphate salt crystallization (CRZ2) unit operations. This option allowed the lithium brine impurity removal (IR2) precipitation cake to be recycled to PLS impurity removal (IR1), reducing lime consumption and lithium losses.    Separation of the EVP1 and CRZ2 boric acid flotation circuits, and recycling of the boric acid flotation concentrate to boric acid crystallization (CRZ1). This is equivalent to upgrading the boric acid concentrate feed to the boric acid crystallizer (CRZ3) while dissolving the gangue sulphate salt.    Optimizing the CRZ2 operation to a low temperature of -5°C to reduce the magnesium transferred to the lithium circuit.    Optimizing the order of the lithium brine evaporation (EVP2) and lithium carbonate precipitation unit operations, reducing the risk of lithium saturation in lithium brine evaporation.  The metallurgical model developed to simulate the material and solution flow rates also addresses the chemistry occurring in the unit operations and where recycling of material or solution occurs. The sequencing of the unit operations now reflects a high level of confidence to achieve the complex Rhyolite Ridge overall recovery calculations and deliver a functional process plant to produce lithium carbonate and boric acid.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 14.7: Rhyolite Ridge Process Block Flow Diagram  14-10

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  14.4 Additional Required Plant Infrastructure  A 3,860 ton per day (tpd) sulphuric acid plant (SAP) to produce commercial-grade (98.5%) sulphuric acid, a  35.3 MW steam turbine generator (STG) and a spent ore storage facility (SOSF) are planned to support the project process and other site requirements. Descriptions of these facilities are included in Section 15.  14.5 Processing Plant Throughput and Design, Equipment Characteristics, and Specifications  The Project design criteria describes the agreed basis for engineering and design of the Rhyolite Ridge Project as follows:  14-11    Process Summary – Reflects the overall process facilities capacities, throughputs, and product recoveries (provided in Table 14.1).    Operating schedule – Provides the results of the reliability, availability, and maintenance (RAM) study, which determines the likely availability and utilization of the process units (shown in Table 14.2). The results of the RAM study were used to determine equipment sizing and throughput requirements that align with the capacity of the sulphuric acid plant.    Unit process design criteria – Reflects the unit process design parameters utilized as the basis for the process design.  Table 14.1: Design Criteria - Process Summary  Parameter  Unit  Value  Comments  Design Philosophy  --  --  Constant acid production, variable ore throughput  Sulphuric Acid Plant Capacity  stpd  3860  At 100% H2SO4  Process Plant Capacity  stpy  2,840,000  Quantity of ore processed, dry basis  Operating Days per Year  days/yr  345 (based on  average utilization)  Excludes acid plant catalyst change out events. Plant capacity  reduced during these events; boiler inspections will result in plant downtime.  Overall Utilized Capacity  %  94.60%  Based on reliability, availability, and maintenance (RAM) analysis  Plant Operating Hours  hr/yr  8,287  Based on RAM analysis  Process Plant Capacity  stpd  8,225  Dry Basis  Lithium Recovery  %  84.60%  Boron Recovery  %  78.70%  Technical-Grade Lithium Carbonate Design Production  stpy  26,950  > 98.2% purity; average annual production is 22,695 stpy over life  of quarry  Boric Acid Design Production  stpy  236,500  99.9% purity; average annual production is 192,219 stpy over life  of quarry  Design Boron Grade  %  1.84%  Concentration in ore

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 14.2: Operating Schedule and Availability

Parameter	Units	Value
Crushing and Vat Loading Circuit		
Operating Hours	hr/d	12
Design Availability	%	100
Available Hours	hr/yr	4,380
Vat Unloading Circuit		
Operating Hours	hr/d	12
Design Availability	%	99.2
Available Hours	hr/yr	4,345
Vat Leaching Circuit		
Operating Hours	hr/d	24
Design Availability	%	99.2
Available Hours	hr/yr	8,690
Crystallization Circuit		
Operating Hours	hr/d	24
Design Availability	%	99.5
Available Hours	hr/yr	8,715
Evaporation EVP1		
Operating Hours	hr/d	24
Design Availability	%	97.3
Available Hours	hr/yr	8,527
Lithium Circuit		
Operating Hours	hr/d	24
Design Availability	%	99.5
Available Hours	hr/yr	8,718
Boric Acid Drying		
Operating Hours	hr/d	24
Design Availability	%	99.7
Available Hours	hr/yr	8,734
Lithium Carbonate Drying		
Operating Hours	hr/d	24
Design Availability	%	99.6
Available Hours	hr/yr	8,721
Sulphuric Acid Plant		
Operating Hours	hr/d	24
Design Availability	%	98.1
Available Hours	hr/yr	8,594

The first section of the process flow is ore sizing, ore handling, and leaching where ROM ore is crushed and leached to produce a PLS with boric acid grades approaching saturation. The ore handling, sizing, and storage summary is shown in Table 14.3 with the vat leaching plant summary shown in Table 14.4.

wsp 14-12

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 14.3: Summary - Ore Handling, Sizing, and Storage

Item	Measurement Type	Description
ROM ore feeder	capacity (input size)	740 st/hr (ROM ore < 10")
Primary sizer	capacity (input size)	740 st/hr
Secondary sizer	capacity (discharge size)	740 st/hr (P80 of 3/4 inches)
Tertiary sizer (late addition)	capacity (discharge size)	150 st/hr (P100 of 18 mm)
Primary sizer discharge conveyor	size (capacity)	1 segment totaling 0.05 miles (805 st/hr capacity)

Table 14.4: Summary - Vat Leach Plant

Item	Measurement Type	Description
Vat	units	7 (125'D x 25'H)
Vat unloading bridge crane	capacity (size)	40 tons (160 L x 20 W x 70 H)
Vat loading and unloading conveyors	size (capacity)	5 segments totalling 0.39 miles (805 to 880 st/hr capacity)

The second section of the process flow involves pumping the PLS from the vats to the boric acid circuit. This circuit involves several discrete unit operations summarized in Table 14.5 and Table 14.6: crystallization, impurity removal (IR1), and evaporation plus boric acid crystallization and production. The circuit is designed to produce high-purity boric acid while also producing a concentrated lithium brine for the lithium carbonate circuit.

Table 14.5: Summary - Evaporation and Crystallization

Item	Measurement Type	Description
Crystallizers (CRZ 1)	type (stages)	Draft tube flash cooled (2 stages)
Centrifuge	type (quantity)	Conthick (1)
Impurity removal (IR) reactor tanks	quantity	6
IR filter press	quantity	2
Evaporators (EVP 1)	type (effects)	Force circulated (4 effects)
Centrifuge	type (quantity)	Pusher (2)
Crystallizers (CRZ 2)	type (stages)	Draft tube flash cooled (2 stages) and surface cooled (2 stages)
Centrifuge	type (quantity)	Pusher (2)

Table 14.6: Summary - Boric Acid Circuit

Item	Measurement Type	Description
Crystallizers (CRZ 3)	type (stages)	Draft tube flash cooled (2 stages)
Flotation tanks (EVP 1)	type (units)	Rougher flotation cell (4)
Flotation tanks (CRZ 2)	type (units)	Rougher flotation cell (4)
Centrifuges	type (quantity)	Pusher (9)
Dryer	type (capacity)	Steam (30 st/hr)

The third section of the process flow, summarized in Table 14.7 receives the concentrated lithium brine from the crystallizers (CRZ-2) and it is processed to remove impurity elements from the brine (IR2). The brine then precipitates lithium as a technical-grade lithium carbonate and the remaining brine is then concentrate by evaporation (EVP-2).

wsp 14-13

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 14.7: Summary - Lithium Carbonate Circuit  14-14  A list of major processing plant equipment is provided in Table 14.8.  Item  Measurement Type  Description  IR reactor tanks  quantity  3  Filter press  quantity  3  Evaporators (EVP 3)  type (effects)  Force circulated (2 effects) and  failing film (1 effect)  Lithium reactor tanks  quantity  3  Carbonate removal tanks  quantity  2  Filter press  type  Lithium belt filter  Dryer  type (capacity)  Electric (3.3 st/hr)

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 14.8: Major Plant Equipment Summary - Processing Facilities

Equipment Tag	Equipment Type	Equipment Description
31-SCB-001	Conveyor belt scale	Primary Sizer Discharge Conveyor Belt Scale
31-SZR-001	Crusher	Primary Sizer
31-SZR-002	Crusher	Secondary Sizer
31-VPK-001	Package	Material Handling Package
32-CRN-001	Clamshell Bucket	Vat Leach Unloading Crane
32-ONA-001	Package	Vat Feed Boron Online Analyzer
32-TNK-001-007	Tank	Vat 1 Through Vat 7
32-TNK-008	Tank	PLS Surge Tank
32-TNK-010	Tank	Unloading Surge Tank
33-CRZ-001	Vessel	Crystallizer - 1st Step - Stage #1
33-CRZ-002	Vessel	Crystallizer - 1st Step - Stage #2
33-CRZ-003	Vessel	Crystallizer - 2nd Step - Stage #1
33-CRZ-004	Vessel	Crystallizer - 2nd Step - Stage #2
33-CRZ-005	Vessel	Crystallizer - Surface Cooled #1
33-CRZ-006	Vessel	Crystallizer - Surface Cooled #2
33-CTF-001	Centrifuge	Centrifuge - Evaporator - 4th Effect
33-CTF-002	Centrifuge	Centrifuge - Crystallizer - 1st Step
33-CTF-004	Centrifuge	Centrifuge - Crystallizer - Surface Cooled #2
33-CTF-006	Centrifuge	Centrifuge - Evaporator - 3rd Effect
33-CTF-007	Centrifuge	Centrifuge - Crystallizer - 2nd Step Stage #2
33-CTF-008	Centrifuge	EVP 1 - 3rd Effect Secondary Centrifuge
33-CTF-009	Centrifuge	CRZ 2 & Evp 1 Common Spare Centrifuge
33-CTF-010	Centrifuge	EVP 1 - Flotation Concentrate Centrifuge
33-CTF-011	Centrifuge	CRZ 2 - Flotation Concentrate Centrifuge
33-CYC-001-002	Cyclone	Hydrocyclone - Evaporator - 1st Effect and 2nd Effect
33-EVP-001-004	Vessel	Evaporator - 1st Effect to 4th Effect
33-FIP-001-002	Filter Press	Impurity Precipitate Filter Press No. 1 to No. 2
33-FTC-001-004	Flotation Cell	EVP 1 Rougher Flotation Cell No. 1 to No. 4
33-VPK-001	Package	Lithium/Boron Evaporators & Crystallizers Package
33-VPK-002	Package	Chiller System - Barometric Condensers
33-VPK-003	Package	Chiller System - Crystallizer - CRZ-03
33-VPK-004	Package	Impurity Precipitate Filter Press Package
34-CRZ-001	Vessel	Re-Crystallizer - 1st Stage
34-CRZ-002	Vessel	Re-Crystallizer - 2nd Stage
34-CTF-002-004	Centrifuge	Tailings Centrifuge No. 1 to No. 3
34-CTF-006	Centrifuge	Product Centrifuge Re-crystallizer - 2nd Stage
34-CTF-007-009	Centrifuge	EVP 1 Tailings Centrifuge No. 1. to No. 3
34-CYC-002	Cyclone	Tailings Centrifuge Feed Cyclone Cluster
34-CYC-004	Cyclone	Boric Acid Cyclone Re-Crystallizer - 1st Stage
34-CYC-007	Cyclone	EVP 1 Tailings Centrifuge Feed Cyclone Cluster
34-DCO-001	Filter	Boric Acid Product Work Bin Vent Filter
34-DCO-002	Filter	Boric Acid Product Silo Vent Filter
34-DRY-001	Dryer	Boric Acid Product Dryer
34-FIL-001	Filter	Re-Crystallizer Feed Filter Press
34-SBR-001	Wet Scrubber	Boric Acid Dryer Wet Scrubber
34-SLO-001	Silo	Boric Acid Product Silo
34-STK-001	Stack	Boric Acid Dryer Stack
34-TNK-004	Tank	Boric Acid Dissolution Tank
34-TNK-012	Tank	Boric Acid Solution Tank
34-VPK-001	Package	Boric Acid Product Dryer Package

wsp 14-15

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Equipment Tag	Equipment Type	Equipment Description
34-VPK-002	Bagging System	Boric Acid Product Bagging System No. 1
34-VPK-003	Bagging System	Boric Acid Product Bagging System No. 2
34-VPK-006	Package	Boric Acid Pneumatic Conveying Package
35-CRN-001	Crane	Bridge Crane
35-CRN-002	Crane	Bridge Crane
35-CRN-003	Crane	Filter Press Overhead Crane
35-CTF-001	Centrifuge	Centrifuge - Evaporator Lithium 0 1st Effect
35-CYC-001	Cyclone	Lithium Carbonate Dryer Dust Cyclone
35-DCO-003	Bag House	Lithium Carbonate Dryer Dust Collector Bag House
35-DRY-001	Dryer	Lithium Carbonate Dryer
35-EVP-001-003	Vessel	Evaporator Lithium - 1st Effect to 3rd Effect
35-FIB-005	Filter	Lithium Product Belt Filter
35-FIP--01	Filter Press	Bulk Impurity Filter Press No. 1
35-FIP-004	Filter Press	Bleed Treatment Filter Press
35-FIP-005	Filter Press	Clean Brine Filter Press No. 1
35-FIP-009	Filter Press	Impurity Precipitate Filter Press No. 6
35-MAS-001	Magnetic Sieve	Dry Lithium Carbonate Magnetic Bars
35-SLO-001	Silo	Dry Lithium Carbonate Silo
35-STK-001	Stack	Lithium Carbonate Dryer Exhaust Stack
35-TNK-001	Tank	Bulk Impurity Removal Tank
35-TNK-002	Tank	Bulk Impurity Removal Tank
35-TNK-003	Tank	Bulk Impurity Removal Tank
35-TNK-004	Tank	Calcium Removal Tank
35-TNK-005	Tank	Calcium Removal Tank
35-TNK-009	Tank	Lithium Reactor Feed Tank
35-TNK-011	Tank	Lithium Brine Surge Tank
35-VPK-001	Package	Bulk Impurity Filter Press System
35-VPK-002	Package	Lithium Evaporator Package
35-VPK-004	Bagging System	Lithium Carbonate Product Bagging System
35-VPK-005	Package	Lithium Carbonate Pneumatic Conveying Package
35-VPK-006	System	Lithium Carbonate Product Dryer System Package
35-VPK-007	Package	Lithium Carbonate Pneumatic Conveying Package
36-DCO-001	Filter	Lime Silo Vent Filter - Bulk Impurity Removal
36-DCO-002	Filter	Soda Ash Silo Vent Filter
36-DCO-003	Filter	Lime Silo Vent Filter - Bulk Impurity Removal
36-DCO-004	Filter	Lime Silo Vent Filter - IR1
36-DCO-005	Filter	Lime Silo Vent Filter - IR1
36-SLO-001	Silo	Lime Silo - Bulk Impurity Removal
36-SLO-002	Silo	Soda Ash Silo Vent Filter
36-SLO-003	Silo	Lime Silo - Bulk Impurity Removal
36-SLO-004	Silo	Limo Silo - IR1
36-SLO-005	Silo	Limo Silo - IR1

Note that modifications to the processing and specified processing equipment may undergo slight modifications in the interim period between publication of the FS and initial construction.

wsp 14-16

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Projected Requirements for Energy, Water, Process Materials, and Personnel  Water  Fresh water will be supplied by wells that are approximately 1.5-miles from site near the quarry perimeter. Estimated water requirements indicate that approximately 2,543 gpm will be required.  Water derived from sources of groundwater will be integrated into the water supply and distribution system using pipelines and water trucks to provide water to meet site needs (i.e., make-up process water, dust control, fire suppression, potable needs). A site-wide, operational water balance model (SWBM) has been developed to evaluate project water demand and availability for the Rhyolite Ridge Project. It is anticipated that this water balance model will serve as a long-term and operations tool that will be updated as additional information becomes available.  Process Water and Firewater  Currently, it is assumed that the onsite well water is adequate as is for the process system and will be pumped from wells onsite to a storage tank in the processing area. The process water storage facility will consist of one storage tank which will be located on the southern end of the processing facilities. This tank will serve as storage for both process water and firewater, with the supply of the firewater being lower in elevation and the priority if used.  Firewater is piped to a fire pump skid (including firewater main pump, firewater diesel pump, and firewater jockey pump) to provide firewater using buried distribution piping to surface fire hydrants and pressure indication valves. Process water will be pumped from the storage tank and distributed throughout the facilities via the pipe rack. The upper section of the process water and firewater tank is available for the plant’s process water supply. This process water will be piped to various areas of the plant to provide process water to users.  Demineralized Water  Demineralized water will serve as make-up to the sulphuric acid plant boiler systems. The demineralized water system will consist of filtration and an ion exchange unit which will treat the incoming water stream. Water will be treated to ASME-recommended standards for boiler feedwater service based on 900 pound per square in gauge (psig) steam drum pressure. Regeneration of the ion exchange system will be via sulphuric acid and caustic soda. Waste discharge from the demineralized water system will be routed to the leaching vats.  Potable Water  Potable water will be derived from the process water supply system. Process water will be treated to potable water standards and distributed to restrooms, break rooms, and eye wash and safety shower units. Chlorinated bottled water will be brought in from off site.  Process Cooling Water  The process cooling water system will consist of 2 stick-built cooling towers that will provide a continuous flow of cooling water at supply temperatures as specified in the design. Cooling water will be distributed by two supply pumps via piping routed both underground and aboveground to cooling water users throughout the process area. Cooling water will be returned to the cooling tower cells via piping on the pipe rack.  14-17

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Process Chilled Water  The process chilled water system will consist of 3 packaged water-cooled chilling units as part of the Veolia package to provide chilled water for the crystallizers and evaporators as specified in the design. Cooling water will be distributed by two supply pumps via piping routed along pipe racks to users throughout the process area.  Chilled water will be returned to the chilling units via piping on the pipe rack.  Steam Condensate  Steam condensate will originate from steam generated by the sulphuric acid plant’s high-pressure boilers and be of sufficiently high quality to be returned to the sulphuric acid plant’s boiler feedwater tank. Condensate quality is guaranteed by the use of a conductivity sensor on the return lines, so that off-specification condensate can be diverted away from the boiler feedwater tank. Steam condensate will report to the process condensate tank and be distributed by a supply pump via piping routed along pipe racks to steam condensate users.  The sources of steam condensate will be PLS evaporation (first effect); boric acid dissolution and recrystallization; lithium carbonate brine cleaning; lithium brine evaporation; and steam turbine exhaust condenser.  Process Condensate  Process condensate will originate from vapor flashed from process solution in the evaporators (i.e., PLS evaporation and lithium brine evaporation). A very small amount of entrained solution in the flash vapor will report to the condensate even after passing mist eliminators. Dissolved boron will be removed through a selective boron ion exchange before the process condensate blends with demineralized water and supply to the users.  The steam condensate from sulphur melting also will report to the process condensate tank, because it has a relatively small flowrate and a higher risk of being contaminated. Process condensate will be used for various washing and reagent make-up duties throughout the facilities and to feed the demineralization circuit. Process condensate will be distributed by a supply pump via piping routed along pipe racks to the users. The process condensate from lithium evaporation will be around 175°F and be too hot to use in ion exchange, either for the resin (notably the demineralization anionic exchange resin) or for dilution of the chemicals used in ion exchange.  Process condensate bound for these uses will be cooled in the process condensate cooler with process condensate bound for vat leach washing. This heat recovery arrangement reduces cooling water requirements and vat heating requirements.  Electricity  A significant amount of heat will be evolved by the exothermic reactions of sulphur oxidation and conversion to acid. As part of energy conservation measure, the heat available will be used to preheat boiler feedwater and produce high-pressure superheated stem to generate electrical power through a steam turbine generator capable of generating approximately 35 MW of electricity, sufficient to run the entire facility based on the current design. Start-up and emergency diesel generators will be part of the overall power generation system.  Reagents  A reagent system will provide limestone, hydrated lime, soda ash, and caustic soda to the applicable process facilities. This equipment will consist of storage bins, conveyor systems (screw or belt), mixing tanks, pumps, and piping for distribution.  Ancillaries include water supply and distribution; compressed air; steam system; sewage treatment plant; water management; fuel station and services; and ancillary buildings.  14-18

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Typical reagent consumption data are provided in Table 14.9.  Table 14.9: Reagent Consumption  14-19  Reagent  Volume (t)  Sulphur  425,000  Lime  62,000  Soda Ash  37,000  Hydrated Lime System  Hydrated lime (Ca(OH)2) will arrive in bulk by truck and is pneumatically conveyed to the lime silos. From the silos, the lime will be metered into lime mixing tanks using rotary valves and screw conveyors. The lime will be mixed with mother liquor from the evaporation and crystallization line 2 (EVP-2) and pumped to the lime storage tank. The lime will be diluted to 25% for distribution. This lime slurry will be pumped to the bulk impurity removal reactor in the lithium carbonate plant.  Soda Ash System  Soda ash (Na2CO3) will arrive by bulk transport truck and will be pneumatically conveyed to the soda ash silo. From the silo, two process streams of soda ash solutions will be prepared: one for the sulphuric acid plant soda ash and the other for the lithium section. Two separate make-up systems will be required to permit the use of different make-up solutions and concentrations.  For the sulphuric acid plant soda ash stream, the soda ash will be metered from the soda ash silo using a rotary valve and screw conveyor. The dry soda ash will be batch mixed with hot process condensate in the sulphuric acid plant soda ash solution preparation tank. From this tank, the mixed solution will be pumped to the sulphuric acid plant soda ash solution storage tank and then pumped to the sulphuric acid plant for tail gas scrubbing.  For the lithium section soda ash stream, the soda ash will be metered from the soda ash silo using a rotary valve and screw conveyor. The dry soda ash will be batch mixed with hot process condensate and weak filtrate water in the agitated lithium section soda ash solution preparation tank.  From this tank, the mixed solution will be pumped to the lithium section soda ash solution storage tank. The soda ash solution will be is pumped to the first calcium removal tank and two lithium carbonate reactors in the lithium carbonate plant.  Caustic Soda System  The caustic soda (NaOH) will arrive in totes via truck and be diluted with water to 20% solution for use in the demineralized water plant. A separate tote will be used as dilution make-up system and supplied through metering pumps to the user.  Sulphuric Acid  Sulphuric acid (98.4%) will be supplied to the demineralized plant sulphuric acid tote through pipeline from the sulphuric storage tank onsite. The concentrated sulphuric acid will be diluted with potable water to 20% solution

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  for use in the demineralized water plant. A separate tote will be used as dilution make-up system and supplied through metering pumps to the user.  Concentrated sulphuric acid (98.4%) for the hot commissioning and start-up of the sulphuric acid plant will arrive via tanker trucks and will be pumped to the sulphuric acid storage tanks. The acid will be pumped from storage tanks to the sulphuric acid plant pump tanks and circulated in the plant’s absorption towers.  14.6.3.5 Cooling Tower Chemical System  Cooling tower chemicals will arrive onsite in totes and be stored in the cooling tower area or warehouse. The chemicals will be used as is or diluted with potable water to required concentration as advised by the cooling tower water treatment vendor for use in the cooling tower. A separate tote will be used as dilution make-up system and supplied via metering pumps to the cooling tower. Cooling tower chemicals include:  14-20        Corrosion inhibitor – 3DT129 phosphoric acid zinc chloride  Biocide – nonoxidizing 7330 magnesium nitrate, 5-chloro-2-methyl-4-isothiazolin-3-one  Anti-scalant  14.6.3.6 Boiler Chemical System  Boiler and boiler feed treatment chemicals will arrive onsite in totes and stored in the warehouse. The chemicals will be used as such or diluted with potable water to required concentration as advised by the boiler vendor for use in the boiler system. A separate tote will be used as dilution make-up system and supplied via metering pumps to the boilers. Boiler chemicals include:      Liquid phosphate  Oxygen scavenger  Liquid Sulphur System  Liquid sulphur will arrive in specialty liquid sulphur tanker trucks and be unloaded via pumps to the liquid sulphur pit. From the liquid sulphur pit, the liquid sulphur will be pumped to the sulphuric acid plant for use.  Laboratory Chemicals  Metallurgical laboratory chemicals will be supplied in bottles and small bags, based on supplier packaging and requirements, to the site. They will be stored in the metallurgical laboratory chemicals storage area. These chemicals will be used as is or diluted with deionized water to required concentration, as required for the lab analysis. The laboratory chemicals include:              Hydrochloric acid  Hydrofluoric acid  Hydrogen peroxide  Nitric acid  Sodium peroxide  Soda ash

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  14.6.4 Personnel  In terms of employment opportunities, ioneer estimates a total of 400 to 500 persons will be employed either directly through ioneer or through contractors constructing the project. This will include a mix of skilled workers, as well as management personnel. While the mine is operating, ioneer estimates an initial staff of over 200 workers evolving to a peak of approximately 290 will be employed, including a similar mix of skilled workers plus several management personnel. Numerous other jobs are expected indirectly as a result of the project, providing goods and services beyond those created through direct employment with ioneer and its contractors.  A highly trained and specialized team of personnel are required to remotely monitor AHTs and assure that the AHTs are performing to specifications. Cashman indicated that 5 to 6 of these personnel, which are nominally referred to as the license team, are required for each shift. These personnel will likely be contracted. For the purposes of this estimate, 5 of these personnel were assigned to each crew for a total of 20 license team personnel from preproduction through year 19 and 10 personnel from year 20 and onward.  Based on information provided by Fluor, the total number of mechanics for autonomous haulage can be reduced by approximately 20% in comparison with conventional haulage. WSP cannot verify the validity of this claim, but it is presumed that this reduction in mechanics is justifiable due to the reduction of potential for human error in AHTs, where haul trucks are more consistently operated and less prone, though not fully immune, to incidental damage.  To estimate maintenance personnel, WSP estimated the number of mechanics using the same procedure that was applied for conventional haulage as though the AHTs were manned. The calculated number of mechanics was then reduced by 20% to estimate the required number of mechanics for autonomous haulage, though a minimum of 2 mechanics per shift was applied. A summary of quarry personnel requirements for autonomous haulage is provided below in Table 14.10.  14-21

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 14.10: Personnel by Class

LABORER	Production Year																										
	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26
Shifts per Day	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	1	1	1	1	1	1	1
Crews	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2	2	2	2
OPERATIONS																											
Excavator Operator1	4	8	8	8	12	12	12	12	8	8	8	8	8	8	4	4	4	4	4	4	2	2	2	2	2	2	2
Haul Truck Driver2	-	-	-	-	6	17	31	23	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dozer Operator	8	10	10	10	17	16	17	17	14	14	14	14	14	14	7	7	7	7	7	7	3	3	2	2	2	3	2
Grader Operator	2	4	5	5	9	9	9	9	8	7	6	6	6	6	5	4	5	5	5	5	1	1	1	1	1	1	1
Water Truck Operator	2	2	3	3	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2	2	2	2
Driller	1	2	3	3	4	4	4	4	4	4	4	3	4	4	2	2	2	2	2	2	1	1	1	1	1	1	1
Subtotal - Operations	**17**	**26**	**29**	**29**	**52**	**62**	**77**	**69**	**38**	**37**	**36**	**35**	**36**	**36**	**22**	**21**	**22**	**22**	**22**	**22**	**9**	**9**	**8**	**8**	**8**	**9**	**8**
MAINTENANCE																											
Fuel Lube Truck Operator	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2	2	2	2
Mechanic	6	15	15	16	28	32	36	34	26	22	21	20	20	20	14	14	14	14	14	14	4	4	4	4	4	4	4
Subtotal - Maintenance	**10**	**19**	**19**	**20**	**32**	**36**	**40**	**38**	**30**	**26**	**25**	**24**	**24**	**24**	**18**	**18**	**18**	**18**	**18**	**18**	**6**	**6**	**6**	**6**	**6**	**6**	**6**
Ratio of Maint. To Ops.	59%	73%	66%	69%	62%	58%	52%	55%	79%	70%	69%	69%	67%	67%	82%	86%	82%	82%	82%	82%	67%	67%	75%	75%	75%	67%	75%
Ratio of Mech. To Ops.	35%	58%	52%	55%	54%	52%	47%	49%	68%	59%	58%	57%	56%	56%	64%	67%	64%	64%	64%	64%	44%	44%	50%	50%	50%	44%	50%
Total Hourly Operators	**27**	**45**	**48**	**49**	**84**	**98**	**117**	**107**	**68**	**63**	**61**	**59**	**60**	**60**	**40**	**39**	**40**	**40**	**40**	**40**	**15**	**15**	**14**	**14**	**14**	**15**	**14**
SALARIED PERSONNEL																											
Mine Operations Manager	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Maintenance Superintendent	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Shift Maintenance Foreman	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2	2	2	2
Maintenance Planner	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Production Superintendent	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Production Supervisor	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2	2	2	2
Dispatcher	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	2	2	2	2	2	2	2
Mine Technical Services Supervisor	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mine Engineer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Geologist	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Licensing ("RUN") Team Personnel	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20	10	10	10	10	10	10	10
Subtotal - Salaried Personnel	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**40**	**24**	**24**	**24**	**24**	**24**	**24**	**24**
TOTAL PERSONNEL - QUARRY	**67**	**85**	**88**	**89**	**124**	**138**	**157**	**147**	**108**	**103**	**101**	**99**	**100**	**100**	**80**	**79**	**80**	**80**	**80**	**80**	**39**	**39**	**38**	**38**	**38**	**39**	**38**

wsp 14-22

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  14.7 Updated Process Work for Low-Boron Content Resource Units  Three distinct styles of lithium mineralization that were recognized in the April 2023 Mineral Resource Estimate, comprise:  14-23        Type 1 Mineralization: Lithium with high boron and low clay content (searlesite dominant, mainly illite clay)  Type 2 Mineralization: Lithium with high clay content (dominantly smectite clay)  Type 3 Mineralization: Lithium with low boron and low clay content (feldspar dominant, mainly illite clay)  With a total of more than 400 individual leach tests across the entire 360Mt Mineral Resource, results show the low- boron, low-clay mineralization (Type 3) shares similar characteristics to the high-boron Type 1 mineralization, with leach recoveries between 89%-94%. The findings build upon the April 2023 Mineral Resource Estimate (MRE) and together, provide an update to ioneer’s 2020 FS, which focused exclusively on the high-boron, low-clay mineralization (Type 1).  The metallurgical testing on the low-boron, low-clay material (Type 3) was undertaken to determine the most efficient and economic processing pathway for this material. Lithium extraction measured between 89-94% using sulfuric acid under heap and vat leaching conditions applied to coarsely crushed material (P80, <19mm). These extractions, coupled with the free draining nature of the material suggest that Type 3 mineralization is a candidate for heap or vat leaching methods industrially, like those employed for the high-boron Type 1 mineralization.  Subsequent to the 2020 FS metallurgical study and process design described in the previous sections, ioneer performed additional metallurgical investigations for processing low boron content ore feed with a second process stream.  The ore zones that overlay and underlay the B5 ore zone, specifically the M5, S5, and L6 zones are also lithium and to a lesser extent boron bearing and have potential for processing as either feed material to the current design process stream or as a standalone process stream via a secondary processing facility. The following text summarizes the available geochemical and metallurgical test work to characterize each potential low boron ore zone and provide a preliminary processing flowsheet. Table 14.11 summarizes key characteristics of each ore zone based on three separate test work campaigns completed in 2011/12 by American Lithium, 2017/18 by Global Geoscience (now ioneer) and 2019-2022 by ioneer.  B5 test work is by far the most extensive as the foundation resource of the project and exceeds the level of definition required for a DFS. M5 testing is the next most complete due to proximity and overlying the B5 and was assessed for inclusion in the initial development. The scope and level of understanding exceeds that typical of a PFS study. The S5 and L6 have not been the focus owing to the location underlying the B5 ore body and lower lithium grades. The level of definition for the S5 and L6 is consistent with that required for a PFS study.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 14.11: Characterization of Mineralization in South Basin

Ore Zone	Design	B5	M5	S5	L6
Mineralization Type		1	2	3	3
Description		Marl, high-grade boron, moderate-grade lithium	Carbonate-clay rich marl, high-grade lithium, low-to moderate-grade boron	Siltstone-claystone, laterally variable low-to high-grade lithium and boron mineralized horizons within a larger low-grade to barren sequence	Marl, siltstone-claystone, laterally discontinuous low- to high-grade lithium and boron mineralized horizons within a larger low-grade to barren sequence
# Geochemical Assays		1422	952	977	1543[1]
GRV (Million st)[1] [2]	146.5*	49.6	40.7	10.5	107.6
Interval thickness (ft)	-	62 (20-130)	42 (10-310)	70 (10-140)	130 (10[3]-350)
Li_2CO_3 Equivalent[2] [2] kst	1,250*	460	520	90	825
H_3BO_3 Equivalent[4] [2] kst	11,890*	4,815	355	85	3,165
P_{50} Lithium	-	2,100 (Design)	2,450	530	1,16
P_{50} Boro	>5000*	14,600 (Design)	370	170	72
P_{50} Calc. Acid consumption		497	696	311	556

Notes:

1. More geochemical assays available owing to greater interval thickness, but not complete for all holes. Metallurgical testing is more extensive in other zones.
2. Mineral inventory as defined by reference [2] at Lithium cut-off grade of 1000 ppm, and no boron cut-off grade and medium confidence interval. Refer to reference [1] for resource estimate based on boron cut-off grade of 5000 ppm.
3. Incomplete penetration. L6 is usually thick. Some thin sections may be where hole did not penetrate far enough to completely test.
4. Equivalent net recovery of revenue products from zone. Assumed Li and B recoveries are 81.8 and 83.5% respectively [2]. Medium confidence interval provided.

Metallurgical test work conducted by Kappes, Cassiday & Associates (Reno, NV) and Kemetco Research Inc (Richmond, BC) has demonstrated that simple acid leach processes (vat and heap) can be used to extract lithium at high recovery from low-boron, low-clay mineralization (Type 3) found in both the South Basin (S5 and L6 units) and the North Basin at Rhyolite Ridge. Test work was conducted on drill core samples collected from six drill holes within the South Basin Mineral Resource area and two drill holes from the North Basin. Individual stratigraphic units were sampled across their entire thickness and samples were kept separate for each drill hole. The samples are considered to be representative of the low-boron, low-clay (Type 3) mineralization found in the S5 and L6 stratigraphic units across the Mineral Resource.

The samples were leached using leach parameters developed by ioneer from the >300 tests previously performed on the Type-1 mineralization. Prior to leaching, the samples were crushed (P80 <19mm), homogenized and split into 4 equal parts. Samples of 2-3kg were used for each leach test.

In additional to recording high leach recoveries, the samples remained free draining throughout the duration of the tests. These leach characteristics are only possible due to the low clay content of the mineralization. In contrast, samples with high clay content from the M5 unit (Type 2) were deemed unsuitable for vat and heap leach test work and instead were subject to agitation tank leach (see Figure 14.8 Type 2 M5).

The attraction of vat and heap leach methods over agitation tank leach is both a reduction in processing cost, water requirements and energy consumption together with dewatering and storage advantages for the leached ore. Vat and heap leach require only coarse crushing (P80 <19mm) and are free draining (no filtration required) during and after the leach process, meaning they are easier to wash, dewater, transport and store. This results in higher recoveries and negates the need for a tailings dam.

wsp 14-24

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Metallurgical test work demonstrated that Lithium and Boron can be readily extracted from the M5, S5, and L6 ore zones at levels comparable to the B5 ore zone. Unoptimized leach extractions of lithium and boron using sulfuric acid ranged from 80% to >90% for M5, S5, and L6 samples. Test work and mineralogy, shown in Table 14.11, support achieving optimized recoveries comparable to that of the B5 ore zone.

Measured acid consumption varied predictably with ore type and was in good agreement with the stoichiometric acid consumption model. The consumption was within +/-15% of the stoichiometric acid consumption in M5 and S5 ore zones. In the L6 zone, the stoichiometric model overpredicted acid consumption by approximately 30% for comparable recovery (refer to subsequent sections for discussion). At worst the acid consumption for the L6 ore zone is expected to be consistent with stoichiometry. Acid consumption metrics for each ore zone based on validated stoichiometric model is presented in Table 14.11. The use of the stoichiometric model to forecast acid consumption across all ore zones is supported by available test work and mineralogy.

Mineralogy study showed that lithium is consistently associated with the clay minerals smectite and Illite. Boron is consistently associated with the mineral Searlesite. Gangue carbonate and feldspar minerals were consistently present in all ore zones, just in varying proportions.

Figure 14.8: Summary of all Acid Leach Test Work at Rhyolite Ridge – Over 400 Individual Leach Tests in Total

	South Basin				North Basin
	Type 1 B5 (Vat)	Type 2 M5 (Agitated)	Type 3 S5 (Vat or Heap)	Type 3 L6 (Vat or Heap)	Type 3 NLB (Vat or Heap)
Li	770 kMT LCE	990 kMT LCE	200 kMT LCE	1,400 kMT LCE	1000 – 3000 kMT LCE
Gr	1,800 ppm	2,450 ppm	1,650 ppm	1,500 ppm	1000 – 1700 ppm
R	94% Li	89% Li	90 – 94% Li	89 – 91% Li	91% Li
#test	300 +	45	20	20	35


Leach Head
Leach Tails

Leveraging the B5 flowsheet development work, a preliminary standalone flowsheet for the processing of M5, S5, and L6 and NLB ore zones is shown in Figure 14.9. The key differences to the B5 flowsheet are outlined below and show as red text in the figure., the unit operations which are similar to the B5 flowsheet are shown the blue box.

1. Crushing and Grinding. The Type 2 mineralization requires agitated leach and therefore the ore requires additional grinding. Ioneer is investigating potential to separate carbonate mineral from lithium and boron bearing mineral to reduce gangue processing and acid consumption.

14-25

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

2. Leach: The Type 2 mineralization requires agitated leach. Type 3 mineralization is a candidate for both vat and heap leaching as it does not require a boric acid crystallization unit (CRZ1).
3. Boric acid unit: Owing to lower boron grade, a dedicated boric acid unit is not required. Instead, boric acid is recovered and separated in the crystallization unit (CRZ2) evaporation unit and sent to the B5 boric acid facility for purification into technical grade boric acid.

Figure 14.9: Conceptual Standalone Process Flowsheet for M5, S5, and L6 Mineralization Types


Type 3
Crushing
Vat or Heap Leach
Not required
PLS Impurity Removal (IR1)
PLS Evaporation (EVP1)
Crystallization (CRZ2) Boric Acid Flotation
Lithium Brine Impurity Removal (IR2)
Lithium Carbonate Precipitation
Lithium Brine Evaporation (EVP2)
Type 1
Crushing
Vat Leach
Boric Acid Crystallization (CRZ1 + CRZ3)
PLS Impurity Removal (IR1)
PLS Evaporation (EVP1) Boric Acid Flotation
Crystallization (CRZ2) Boric Acid Flotation
Lithium Brine Impurity Removal (IR2)
Lithium Carbonate Precipitation
Lithium Brine Evaporation (EVP2)
Type 2
Crushing & grinding
Agitated Leach
Not required
PLS Impurity Removal (IR1)
PLS Evaporation (EVP1)
Crystallization (CRZ2) Boric Acid Flotation
Lithium Brine Impurity Removal (IR2)
Lithium Carbonate Precipitation
Lithium Brine Evaporation (EVP2)

The results of the current metallurgical testing of the low boron content M5, S5, and L6 units indicates a reasonable prospect of lithium and boron, sufficient to include these units in Resource reporting. Additional test work will be required to adjust the evaporation and crystallization process steps.

14-26

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  15.0 INFRASTRUCTURE  The Project is currently in the development stage, and no site-specific infrastructure has been built to date. The following subsections expand upon the existence of appropriate infrastructure, availability of land for plant development, power, water, transportation, labor, and accommodation requirements. The boric acid, lithium carbonate, and lithium hydroxide will be transported via truck from the processing plant to the future customer. See Figure 15.1 and Figure 15.2 for general infrastructure layout and Figure 15.3 for plant infrastructure layout. Information on overburden storage facilities is in Section 13.3. The quarry and related infrastructure (overburden storage facilities and water diversions) are currently being updated.  As detailed engineering advances further, it is expected that further development to infrastructure locations and lines will adjust without any major impact to the infrastructure design basis.  15-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 15.1: Overall Site Plan from the 2020 FS (note this has changed in the 2022 MPO)  15-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure .: Site Layout including Topography from the 2020 FS (note this has changed in the 2022 MPO)  15-3

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 15.2: Overall Site Plan - Processing Facilities and Sulphuric Acid Plant  Source: ioneer  15-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Land Availability  Sufficient land exists to locate all proposed infrastructure required for the Project, including haul roads, OSF, SOSF, Contact Water Ponds (CWPs), the processing plant (which includes processing structures and facilities), maintenance facilities, warehousing, shipping and receiving, fuel island, SAP, Steam Turbine Generator (STG) responsible for power generation/transmission, and administrative buildings.  Onsite Power Plant  The Rhyolite Ridge Project is designed to operate independently from the Nevada power grid. Power will be produced onsite using a STG. Steam will be produced from the waste heat boiler in the SAP to supply the STG. Based on the FS, a peak power generation of 35.2 MW can be realized. At full load, total power consumption for the facility is estimated to be 30.53 MW (12 MW used by the SAP and 18.5 2 MW used by the ore processing facilities). As the detailed engineering advances, electrical demands and generation will be captured and adjusted accordingly to ensure the required electrical loads are covered. STG suppliers will be urged to provide maximum power availability that can be realized using the available steam.  The electrical power system is comprised of a 13.8 kilovolt (kV) substation near the STG will be equipped with switchgear to receive and distribute the power to the respective electrical rooms as part of the overall power distribution to the downstream plant equipment and facilities. Various substations, transformers, and electrical switchgear will be included in the electrical distribution system, providing power at 13.8 kV, 4.16 kV, and 480 V voltage levels as required. The power plant design also includes a separate 6 MW (2 x 3 MW) diesel generation and distribution system, providing black-start capability and assuring power availability to essential systems along with various UPS back-ups, should the STG be down.  Water Usage  Fresh water will be supplied by wells that are approximately 1.5-miles from site near the quarry perimeter. The line will supply the site’s domestic and firewater needs, as well as the process make-up water. ioneer has agreements in place securing the water rights necessary for the project.  Water derived from sources of groundwater will be integrated into the water supply and distribution system using pipelines to provide water to meet site needs (i.e., make-up process water, dust control, fire suppression, potable needs). There is sufficient water available to meet processing and dust control requirements, with water recycling and reuse systems in place where possible.  Site Access and Infrastructure  The land use, transportation, and access baseline report was prepared by NewFields for the land encompassing and immediately surrounding the Project area, including the main access points to the Project area:  15-5            State Route 264  Hot Ditch Road  Cave Springs Road – Coyote Summit (i.e., Cave Springs Road)  Coyote Road  Access routes (two tracks) within the Project area

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The Project site is readily accessible from the cities of Reno and Las Vegas, as well as the ports in California. The primary point of entry for vehicles transporting goods, supplies, and equipment during the Project’s construction and operation phases will be from Nevada State Highway 264. Route 264 trends north-south through the Fish Lake Valley, which then intersects with unpaved Hot Ditch and Cave Springs roads for approximately 12 miles.  Major findings and aspects of the land use, transportation, and access baseline report are as follows:  15-6    The study area is entirely in Esmeralda County (approximately 2,294,989 acres or 9,287 square kilometers) where approximately 97.3% of which is federally managed land with:  94.1% administered by BLM  2.92% administered by U.S. Forest Service (USFS)  0.15% administered by the National Park Services (NPS)  0.14% administered by the Bureau of Indian Affairs (BIA)    The remaining land in the study area is as follows: 2.65% is private land and the remaining 0.3% is owned by the National Park Service (NPS), BIA and state of Nevada.    The USFS- and NPS-administered land, on the western edge of Esmeralda County, is connected to the Inyo National Forest and Death Valley National Park in California; approximately 40 and 90 air miles (64.4 and 144.8 kilometers), respectively, from the study area.    Primary land uses within the study area are mineral exploration, livestock grazing, farming, recreation, and wildlife habitat, including wild horses.      No “Wilderness Areas” or “Areas of Critical Environmental Concern” are in the study area.  The regional road transportation network proximal to the study area includes Hot Ditch Road; Cav Spring Road; State Routes 264, 265, and 773; and US Highways 6 and 95.    Access roads to the Project area have been lightly used in recent years, with US Highway 6 averaging 360 vehicles per day and State Route 264 averaging 220 vehicles per day in 2018. Existing traffic is primarily related to ranching and mining activities in the region, plus some recreational use, primarily on weekends and during summer months.    Traffic counts were conducted during October 6 to 12, 2019, at the following four locations:  Intersection of Hot Ditch Road and State Route 264 (turning movements)  On Hot Ditch Road near Fish Lake Valley Hot Springs (tube counter)  Intersection of Cave Springs Road and Hot Ditch Road (turning movements)  On Cave Springs Road at the Project area (tube counter)      Average speed at the four locations during the traffic count was 16 miles per hour (mph).  At the three locations east of the intersection of State Route 264, the weekend daily volumes were almost twice the weekday daily volumes likely due to increased recreational traffic on the weekends.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    15-7  Data suggests that a fair amount of traffic stops at the Fish Lake Valley Hot Springs (i.e., Hot Box) and does not continue east of that segment.    The percentage of truck traffic on the segment of Hot Ditch Road near Fish Lake Valley Hot Springs is twice as high on the weekdays compared to weekend. Esmeralda County Road Department stated that average daily traffic can vary substantially along Hot Ditch and Cave Springs roads, with holiday weekends in particular seeing a substantial increase in recreational-related traffic associated with the use of Fish Lake Valley Hot Springs and the general area (i.e., camping, and as a staging area for off-highway vehicle use).    Approximately 5 vehicles per weekday (10 roundtrip) travel through the project area along Cave Springs Road to the Mineral Ridge Mine from State Route 264. Mineral Ridge Mine is currently not in operation; however, when re-opened mine-related traffic is estimated to increase by 40 vehicles per day.    The County Road Department estimates the rating of Hot Ditch Road from State Route 264 to approximately  1.5 miles past the Fish Lake Valley Hot Springs as “Rating 3 – Fair” (i.e., roadway shows traffic effects; needs regrading, minor ditch maintenance, and spot gravel application). East of this point, the road is rated as “2 – Poor” (i.e., road needs additional aggregate layer; major drainage improvements).    The County Road Department noted that much of the Cave Springs Road corridor is within a sand wash and driving on it can be like driving on a sandy beach. The county conducts regular maintenance on the road and makes repairs when needed, but the road has no surface improvements (i.e., aggregate, drainage improvements, crown, and ditch maintenance). Portions of the road that are not within the wash have some aggregate, though little is done by the county beyond grading.    The existing asphalt (paved) roads in near the study area, including State Routes 264 and 773, are estimated by the County Road Department as “Rating 9 – Excellent” (i.e., recent overlay; like new).  Labor and Accommodation  Nevada is considered one of the world’s most favorable and stable mining jurisdictions, and there is a high degree of experienced, qualified, and skilled personnel available to meet workforce requirements for the Project.  Housing options near the site are limited and there are not currently any plans to construct a workforce camp. ioneer plans to contribute to individual housing support, which is included in the operating costs estimate, and may also invest in local housing infrastructure.  Sulphuric Acid Plant  A 3,858 ton per day (stpd) onsite SAP will produce commercial-grade (98.5%) sulphuric acid for vat leaching of the ore. The sulphuric acid production process also produces a significant quantity of steam, which is used to drive the turbines in the onsite power plant. Medium- and low-pressure steam from the SAP is also piped to the boric acid and lithium carbonate circuits to drive the evaporation and crystallization steps. The SAP is a double conversion, double adsorption system with a tail gas scrubber system that results in an ultra-low emissions plant (12 ppm SO2 and 15 ppm NOx).  Sulphur will be delivered to the site in clean liquid form by trucks. It is then burned in a combustion chamber with excess dry air to produce sulphur dioxide (SO2) gas, which is converted in a four-pass catalytic converter of vanadium penta-oxide catalyst to sulphur tri-oxide (SO3). The SO3 is absorbed to concentrate in sulphuric acid in

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  intermediate and final absorption towers to produce sulphuric acid, which is then stored in tanks. A tail gas scrubber is used to remove remaining SO2 from the gas stream.  An overview of the sulphuric acid plant facility is illustrated in Figure 15.4.  Figure 15.3: Sulphuric Acid Plant  15.7 Spent Ore Storage Facility  Byproducts from the leaching and mineral extraction process including spent ore, sulphate salts, and precipitation filter cake will be stored in a SOSF. The SOSF is designed to be a zero-discharge facility and includes the necessary environmental containment, drainage and collection systems to support these criteria. The waste material will be in solid form and thus suitable for dry stacking (mechanical haulage and placement). Since the waste materials will be in solid form throughout the operational life of the structure, there is no need for a conventional tailings dam.  The SOSF will be constructed in two phases, with each phase storing approximately 12 Mt of composite material at an average dry unit weight of 65 pounds per cubic foot. Refer to Figure 15.5. An 80-millimeter (mm) thick,  15-8

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

double-sided textured high-density polyethylene (HDPE) geomembrane liner will provide containment. To protect the geomembrane and facilitate long-term drainage of the composite materials, a granular layer is specified over the geomembrane liner. The preferred location for the SOSF is in the southwest portion of the project area, approximately one mile south of the processing facilities with the spent ore and composite materials trucked from the processing plant and spread onto the SOSF by dozer.

Figure 15.4: SOSF Phases and Main Components


Geomembrane
Perforated Collection Pipes
Phase 1
Phase 2
Stackable Spent Ore
Underdrain Pond

Source: NewFields

The SOSF includes an underdrain pond and a perimeter road for light vehicle access. The road will fully encompass the geosynthetically-lined basin area. The SOSF will be constructed in two phases, with each phase storing approximately 12 Mt (10.9 million metric tons [Mtonnes]) of composite material (based on an average dry unit weight of 65 pounds per cubic foot). In its ultimate configuration, the SOSF will cover an area of approximately 135 acres and will provide permanent storage of approximately 24 Mt (21.8 Mtonnes) of composite material. The maximum stacking height will be about 250 feet (76.2 meters) above the geomembrane liner with an overall slope of 3H:1V.

In general, the design of the SOSF includes the following components:

- Grading the base of the SOSF to provide a stable surface on which to stack spent ore and composite materials to a height of 250 feet (76.2 meters) above the geomembrane lining system and promote collection of drain down solution.
- Lining the base of the SOSF with HDPE geomembrane.
- Installing a solution collection system over the geomembrane involving an overliner (comprising of a sand and gravel mixture developed from local borrow) with an integrated network of drainage pipe to enhance

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

solution flow and route flow to the Underdrain Pond. The drainage system is intended to provide hydraulic relief to reduce the hydrostatic head on the geomembrane liner.

- Installing an underdrain pond to store runoff from the design storm event and drain down fluids from the SOSF.

A summary of operational parameters for the SOSF and properties of composite materials are provided in Table 15.1 and Table 15.2, respectively. Note that certain quantities and properties listed in these tables may have changed slightly since publication of the SOSF design report due to changes to the process acid consumption; however, these changes are not expected to impact the overall SOSF design.

Table 15.1: SOSF Operational Parameters

Description	Configuration	Comment
Yearly Ore Production	3.0 Mt	
Yearly Waste Production Rate (Amount of dry material delivered to SOSF annually)	4.1 Mt	
Composite materials ratios (dry)	12.8 : 6.4 : 1	Spent ore : sulfate salt : Precip. Filter Cake
Composite materials dry unit weight (for sizing facility)	65 lb/ft^3	Value is estimated from existing laboratory data; Mosit unit weight = 85 lb/ft^3
Loading method for Structural Zone	Truck end dumped, spread by dozer, compacted	Structural Zone to be compacted based on Technical Specifications
Loading method for Non-Structural Zone	Truck end dumped, spread by dozer, compacted	Compaction not required for stability, some compaction may be required for trafficability

Source: Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report
Note: ft^3 – cubic feet; lbs = pounds; Mt = million short tons; Mtonnes = million metric tonnes

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 15.2: Properties of Composite Materials

Description	Configuration	Comment
Spent Ore Properties		
Specific gravity of solids	2.4 - 2.5	
Bulk (Dry) unit weight	75 lbs/ft^3	Compacted spent ore for structural zone
Permeability	1.0 x 10^{-6} cm/s	
Draindown	0.1 L/hr/m^2	KCA Draindown Results
Optimum moisture content for compaction	25 - 35%	Moisture contents sensitive to drying temperature
Spent ore moisture content	26 - 43% (Process Definition)	
	35- 75% (Geotech Definition)	
Temperature when placed on SOSF	60°C	Maximum
Sulfate Salts Properties		
Specific gravity of solids	Not measured	
Bulk unit weight	48 - 74 lbs/ft^3 @ 32% moisture	Jenike & Johanson
Moisture content	32%	Jenike & Johanson
Precipitate Filter Cake Properties		
Specific gravity of solids	Not measured	
Bulk unit weight	Not measured	
Moisture content	56 - 67% (process)	

Source: Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report
Note: °C = degrees Celsius; cm = centimeter; ft^3 = cubic feet; hr = hour; L = liter, m^2 = square meter; lbs = pounds; s = seconds

A geotechnical evaluation was completed to assess the overall stability of the composite materials disposed in the SOSF and estimate potential settlements in the foundation. In order to assess the spatial extent of the structural zone (i.e., where composite materials will require controlled placement and compaction), the stability evaluation was completed iteratively and was based on the material properties below in Table 15.3 and seismic criteria presented in Table 15.4.

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 15.3: Properties Used in Stability Analysis

Material	Unit Weight (pcf)	Friction Angle (degrees)	Cohesion (psf)
SOSF Structural Zone (Compacted Spent Ore)	100	40 [1]	0
SOSF Non-Structural Zone (Uncompacted Composite Material)	85	25 [1]	0
Geomembrane Liner Interface	100	Nonlinear Strength Envelope[2]	
Common Fill	120	34	0
Foundation (Alluvium)	120	40	0

Source: Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report
Note: pcf = pounds per cubic foot; psf = pounds per square foot
1. Shear strength reduced by 20% for pseudostatic evaluation
2. Nonlinear strength envelope is the power curve fit from the alluvium versus geomembrane interface shear test.

Table 15.4: Summary of Seismic Criteria

Description	Configuration	Comment
Sesimic Site Class	C	NF Geotechnical Data Report
Operational Basis Eqarthquake (OBE)	475 Year Recurrence Interval	10% probability in 50 years
Peak Horizontal Ground Acceleration	0.31 g	USGS Unified Hazard Tool
Maximum Design Earthquake (MDE)	2,475 Year Recurrence Interval	2% probability in 50 years
Peak Horizontal Ground Acceleration	0.63 g	USGS Unified Hazard Tool
Mean Magnitude Earthquake	6.48	
Mean Earthquake Distance	7.9 miles (12.6 kilometers)	

Source: Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report
Note: g = the acceleration due to Earth's gravity, equivalent to g-force

Light vehicle access roads will be constructed along the perimeter of the SOSF and a haul ramp at the northeast edge of the SOSF will be required for haul truck traffic onto the SOSF. The haul ramp is designed to provide a minimum of 5-feet of overliner over the geomembrane anchor trench on the perimeter road. A minimum of 10-feet of overliner or spent ore material is required above the liner along haul roads within the SOSF throughout operations.

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 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  MARKET STUDIES  Lithium  Lithium Supply and Demand  Lithium extraction produces lithium carbonate, lithium hydroxide, lithium chloride, butyl lithium, and lithium metal. Metallic lithium is produced in a multi-stage process starting from lithium carbonate. Lithium carbonate is typically produced in several grades – industrial grade (purity greater than 95%) for glass, fluxing agent, and lubricant; technical grade (purity greater than 99.0%) for high-end glass, ceramics, lubricants, and batteries; and battery grade (purity greater than 99.5%) for high-end battery cathode use.  Lithium demand is growing rapidly due to the increasing demand for lithium-ion batteries used in electric vehicles (EVs) throughout the world to meet increasingly stringent carbon dioxide (CO2) emissions regulations. France, the United Kingdom, and potentially China have all outlined plans to ban fossil fuel cars by 2040. Other countries, including Norway and the Netherlands, have also set EV sales targets to end internal combustion engine (ICE) sales by 2035. Germany has made similar plans to end ICE sales by 2030. Several automakers have indicated that they will electrify most of their models by the mid-2020s, including Volvo, BMW, General Motors, Mercedes, and Ford.  Lithium Customer and Competitor Analysis  ioneer will be targeting different customers in different technical-grade and battery-grade large market segments. These market segments have significant growth rates, especially for battery-grade lithium. The plan is to have 3-4 customers in the lithium-ion battery sector and 2-3 in the glass ceramic sector. A lithium compound operating cost curve was developed as part of the 2020 FS. If ioneer can produce at the anticipated all-in cost per ton, it will be at the competitive end of the cost curve.  According to Wood Mackenzie, in 2023, an estimated 821.3 kt LCE was produced in 2022, increasing by 25.39% compared to the previous year's 655 kt LCE. In 2022, mineral conversion continued to be the largest source of refined lithium products at 382.4 kt LCE. Lithium brine operations continued to increase in 2022, reaching 308 kt LCE, a year-on-year increase of 30.1%, with the remainder of refined lithium production being sourced from secondary routes (recycling).  In terms of feedstock supply, Chilean brine producers SQM and Albemarle continued to lay the foundations for expansion. Albemarle is undertaking a major expansion program. SQM will increase lithium carbonate capacity to  180.0 ktpy by the end of 2023 and to 210 ktpy by the end of 2024. Over the same period, global lithium hydroxide  capacity will rise to 319.31 ktpy and then to 471.85 ktpy. Overall, spodumene mineral concentrates are expected to remain the dominant lithium mine product in 2031, accounting for 46.56% of global production in 2022 and increasing to 55.09% by 2031.  Macquarie advises that the supply response to surging demand for lithium is likely to disappoint. Hard rock producers have already experienced extreme price volatility in the past two years and expect to see a more disciplined approach to the current market. Integration of existing spodumene capacity downstream is also likely to suppress the supply response. COVID-19-related restrictions impacted the lithium brine capacity expansions in South America, causing delays.  16-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  16.1.3 Lithium Price and Volume Forecasts  Incorporating a more robust demand outlook, driven by rising global electric vehicle sales, combined with capacity increase on the supply response due to increasing product-quality requirements, the lithium market is expected to be in deficit through 2024 and shift to surplus from 2025 to 2029, and return to the deficit from 2030 onwards. The oversupply will peak in 2027, driven by a large number of new projects globally. The market for battery-grade lithium chemicals is forecast to show a continued but diminishing deficit until 2026, after which the medium-term surplus is a result of new assets improving quality and the proportion of battery-grade lithium chemicals increasing.  Lithium carbonate spot Asia CIF prices peaked in Q4 2022 at US$75,050/t; since then, they have been under pressure as new supply was added to the market. Prices started to see sharp declines, and price arbitrage between China and Other Asia spot prices at US$24,500/t and US$35,155/t, respectively in September 2023, which is still higher versus 2020 FS mean price. The supply shortage is forecast to continue into the early 2030s, so prices are expected to climb again.  Although the Wood Mackenzie and Benchmark Minerals price forecast has been revised since 2020 FS, we continue to maintain the consensus price forecasts (in real terms) used in the economic analysis for technical- grade lithium carbonate range from US$9,474 to US$13,004 per short ton with a mean price of US$11,238 per short ton for the first four years of sales. Consensus price forecasts (in real terms) used in the economic analysis for battery-grade lithium hydroxide range from US$11,146 to US$12,909 per short ton with a mean price of US$12,140 per short ton after Year 4 will also be kept the same regardless of any decision to not produce battery- grade lithium hydroxide, as contracted Rhyolite Ridge technical-grade lithium carbonate offtake price formula is based on battery-grade lithium hydroxide index minus an agreed conversion cost. The decision to maintain the 2020 FS economic analysis price was because both lithium product forecast price is higher in comparison to the consensus prices and provides positive financial impact: i.e., Wood Mackenzie Q2 2023 technical-grade lithium carbonate price forecast from US$22,046 to US$45,195 per short ton with a mean price of US$25,140 between 2023 – 2031, and battery-grade lithium hydroxide from US$29,762 to US$61,240 per short ton with the mean price of US$40,017, respectively. A summary of the annual price forecasts for lithium carbonate and hydroxide used in the economic analysis supporting the March 2020 Mineral Reserves estimate is provided in Table 16.1.  The pricing assumptions will be updated, along with cost estimates, for an updated economic analysis that will be prepared ahead of a Final Investment Decision (FID) expected in 2024.  Price forecast assumptions were developed using Wood Mackenzie Information Service’s pricing forecast (updated November 2019) and Benchmark Mineral Intelligence (Benchmark) First Quarter of 2020.  These sources were used because:  16-2    The lithium market is not as mature as other commodities. For example, there is no single futures pricing source recognized by market participants. As such, ioneer relies on third-party forecasts for market estimates.    Benchmark and Wood Mackenzie are internationally recognized research organizations who focus on lithium supply and demand dynamics used by suppliers and customers to help make pricing decisions.    Benchmark and Wood Mackenzie periodically update their respective long-term forecasts.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

In the case of economic analysis, for each firm, ioneer used the most recent Wood Mackenzie and Benchmark forecasts published prior to 2020 FS release as it was the most current information available from these reputable sources.

Rhyolite Ridge is unlikely to produce battery-grade lithium hydroxide from Y4 due to a change in product strategy. The forecast prices for years 1-3 are for technical-grade lithium carbonate. The forecasts for year 4 and beyond are based on the sale of battery-grade (99.5%) lithium hydroxide. ioneer intends to produce and sell 98.5% lithium carbonate.

Table 16.1: ioneer Lithium Carbonate and Lithium Hydroxide Price Assumptions (US$/short ton)

Calendar Year	Production Year	Product	IONEER Sales Forecast[1]	Roskill Forecast[2]	Adjusted Benchmark Forecast[3]	Avg. of Roskill and Adjusted Benchmark Forecasts
2023	1	Lithium Carbonate	$9,474	$8,356	$10,592	$9,474
2024	2	Lithium Carbonate	$10,830	$10,231	$11,429	$10,830
2025	3	Lithium Carbonate	$11,646	$11,223	$12,068	$11,646
2026	4	Lithium Hydroxide	$13,004	$10,208	$12,471	$11,340
2027	5	Lithium Hydroxide	$12,909	$9,922	$12,610	$11,266
2028	6	Lithium Hydroxide	$12,383	$9,643	$11,879	$10,761
2029	7	Lithium Hydroxide	$11,442	$8,855	$10,601	$9,728
2030	8	Lithium Hydroxide	$11,350	$9,035	$10,280	$9,658
2031	9	Lithium Hydroxide	$11,485	$9,204	$10,351	$9,778
2032	10	Lithium Hydroxide	$12,375	$10,749	$10,351	$10,550
2033	11	Lithium Hydroxide	$11,834	$9,850	$10,351	$10,100
2034	12	Lithium Hydroxide	$11,146	$8,650	$10,351	$9,500
2035	13	Lithium Hydroxide	$11,396	$9,124	$10,351	$9,738
2036	14	Lithium Hydroxide	$11,665	$9,576	$10,351	$9,963
2037	15	Lithium Hydroxide	$11,890	$10,005	$10,351	$10,178
2038	16	Lithium Hydroxide	$12,134	$10,412	$10,351	$10,382
2039	17	Lithium Hydroxide	$12,335	$10,799	$10,351	$10,575
2040	18	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2041	19	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2042	20	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2043	21	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2044	22	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2045	23	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2046	24	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2047	25	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758
2048	26	Lithium Hydroxide	$12,525	$11,165	$10,351	$10,758

Notes:

1. ioneer Forecast (2023 to 2029) based off the average of the Benchmark and Roskill forecasts with an expected mix of lithium carbonate (Li_2CO_3) and lithium hydroxide (LiOH).
2. As indicated in Roskill lithium carbonate outlook.
3. Based on Benchmark's lithium hydroxide outlook adjusted for US$1,361 per short ton (US$1,500 per metric ton) upgrade cost based on Orocobre published metric.
4. Source: Fluor Rhyolite Ridge Financial Model (Fluor Enterprises Inc., 2020d).

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 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Battery-grade lithium hydroxide shows the highest forecasted growth rate of all lithium products. Other end uses for lithium (e.g., glass, ceramics, lubricating grease, and metallurgy) are forecasted to have moderate gains of 4%. Based on the Wood Mackenzie Q2 2023 forecast, refined supply became tight from 2021 and entering deficit in 2022 to 2024, in surplus from 2025 to 2029, and will return to deficit after 2030. In comparison, Benchmark Q2 2023 forecasts to re-enter the deficit position has been significantly shortened to 2026, primarily due to higher demand forecast. This will mean that based on both Wood Mackenzie and Benchmark forecasts, ioneer’s forecast production of approximately 20,000 t by 2026 will be needed by the market, and the capacity should be absorbed into demand. Forecasts for lithium carbonate supply are 562.2 kt in 2023 and 748.60 kt in 2024, with a 33.16% increase YoY and 1,157.5 kt by 2027. There is still predicted to be a shortfall by 2026-29 despite this anticipated growth in supply.  Subsequent review of pricing forecasts post-reference date of this report indicates an improvement in future Lithium Carbonate and Lithium Hydroxide pricing (Wood Mackenzie) - see Table 16.2. However, the pricing as of the original FS publication (March 2020) is used for the Project economic analysis, as described in Section 19.0.  In the QP’s opinion, there are no negative material changes in pricing since the effective date of the Mineral Reserves of March 17, 2020.  Table 16.2: Wood Mackenzie Lithium Carbonate and Lithium Hydroxide Pricing (US$/metric ton)  16-4  Boric Acid  Boron Supply and Demand  The term “borates” describes a commercial source of chemical boric oxide (B2O3) in the form of sodium borate compounds, minerals, refined (i.e., boric acid), calcined, or specialty forms of borate. Borate is typically refined, but some producers sell some of the raw mineral or a concentrated form of the mineral as a substitute for the refined product at a lower price. Boric acid production growth between 2015 and 2019 has ranged between 4% and 6% annually. Global boric acid demand and supply were close to equilibrium pre-COVID 2019 at an 82% utilization rate, supply shortages occurred during the pandemic due to logistic disruptions, and it took until 1H 2022 for supply to recover. Although the industrial sector in Asia has slowed down since 2022, the market is currently in balance with a utilization rate of 82%, and the market is forecasted to become tight from 2024 and enter deficit from 2025 onwards.  Boron Customer and Competitor Analysis  Large-scale borate commercial production is confined to four main areas of the world, including the southwest US and Mexico, the Andes belt of South America, the central area of Asia extending into eastern Europe, and the eastern region of Russia. The borates market is supplied principally by two major players, Eti Maden and Rio Tinto, though there are other smaller players. Eti Maden, a Turkish state-owned mining and chemicals company, is the world’s largest borate supplier by market share and Proven Mineral Reserves and holds 72% of worldwide borate reserves. Rio Tinto has a large borate product portfolio but has not announced any plans to expand borate  Description  2019  2020  2021  2022  2023  2024  2025  2026  2027  2028  2029  2030  2031  2019 Wood Mackenzie Technical Grade Lithium Carbonate  12,284  9,600  9,596  9,401  9,211  11,277  12,372  11,253  10,937  10,630  9,761  9,969  2021 Wood Mackenzie Technical Grade Lithium Carbonate  6,302  7,847  9,819  12,320  11,428  11,406  11,406  12,380  15,257  15,781  15,173  15,420  Difference (2021-2019)  (3,298)  (1,749)  418  3,109  151  (966)  153  1,443  4,627  6,020  5,204  2023 Wood Mackenzie Technical Grade Lithium Carbonate  7,332  9,740  16,818  41,000  34,634  24,625  23,000  20,000  20,000  22,000  20,000  21,000  Difference (2023-2019)  (2,268)  144  7,417  31,789  23,357  12,253  11,747  9,063  9,370  12,239  10,031  2019 Wood Mackenzie Battery Grade Lithium Hydroxide  15,485  11,755  9,596  11,188  11,513  13,803  15,023  13,763  13,396  13,038  12,039  12,191  2021 Wood Mackenzie Battery Grade Lithium Hydroxide  12,970  12,406  14,973  13,282  12,562  12,808  13,048  15,071  17,462  17,341  16,708  17,515  Difference (2021-2019)  1,215  2,810  3,785  1,769  (1,241)  (2,215)  (715)  1,675  4,424  5,302  4,517  2023 Wood Mackenzie Battery Grade Lithium Hydroxide  15,089  13,985  49,019  55,556  50,976  46,619  46,000  41,000  36,000  30,000  27,000  27,000  Difference (2023-2019)  3,334  4,389  37,831  44,043  37,173  31,596  32,237  27,604  22,962  17,961  14,809

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

production at their California, US site. MCC Russian Bor CJSC (Bor) in south-eastern Russia supplies <10% of boric acid demand and is regarded as the best quality in terms of impurities. However, Bor has historically struggled with production due to financial and employee relationship issues, though measures are being undertaken that may address this issue in the future.

There are a total of four other boron greenfield projects, not including Rhyolite Ridge, in varying stages of exploration and engineering development. These greenfield projects are the Fort Cady Project in California, USA; the Magdalena Basin Project in Mexico; the Pobrdje Project in Serbia; and some exploration work in the Balkans. The Fort Cady project is expected to commence production in 2H 2025. The supply-demand balance scenarios is provided in Figure 16.1 based on ioneer assumptions.

Figure 16.1: Boric Acid Supply Demand Balance (INR marketing assumption)


1800
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1200
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Supply + ioneer + Fort Cady phase 1
[Supply + ioneer]@85% utilisation
Demand

Notes:
1. ioneer to commence production with 174,000 tpy from H2 2026
2. Fort Cady to commence production with 90,000 tpy from 2025

16.2.3 Boric Acid Price and Volume Forecasts

We have maintained the boric acid prices used in the economic analysis (in real terms) range from US$478 to US$680 per short ton with a mean price of US$644 per short ton, as the recent price does not provide negative economic impact. The 2H 2023 boric acid market price ranges from US$772 to US$1102 per short ton, with a mean of US$992. A summary of annual boric acid prices used in the economic analysis supporting the March 2020 Mineral Reserves estimate is provided in Table 16.3.

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 16.3: ioneer Boric Acid Price Assumptions - $USD per short ton

Calendar Year	Production Year	IONEER Sales Forecast[1]	Bull Case[2]	Flat Pricing A[3]	Flat Pricing B[4]
2023	1	$478	$478	$635	$463
2024	2	$491	$491	$635	$463
2025	3	$507	$507	$635	$463
2026	4	$535	$535	$635	$463
2027	5	$578	$578	$635	$463
2028	6	$607	$607	$635	$463
2029	7	$637	$637	$635	$463
2030	8	$669	$669	$635	$463
2031	9	$680	$703	$635	$463
2032	10	$680	$726	$635	$463
2033	11	$680	$726	$635	$463
2034	12	$680	$726	$635	$463
2035	13	$680	$726	$635	$463
2036	14	$680	$726	$635	$463
2037	15	$680	$726	$635	$463
2038	16	$680	$726	$635	$463
2039	17	$680	$726	$635	$463
2040	18	$680	$726	$635	$463
2041	19	$680	$726	$635	$463
2042	20	$680	$726	$635	$463
2043	21	$680	$726	$635	$463
2044	22	$680	$726	$635	$463
2045	23	$680	$726	$635	$463
2046	24	$680	$726	$635	$463
2047	25	$680	$726	$635	$463
2048	26	$680	$726	$635	$463

Notes:

1. ioneer Forecast (2023 to 2028) based on averages with flat price thereafter.
2. Bull case based on continued 5% increases after Year 5 capped at US$726 per short ton (US$800 per metric ton).
3. Flat Price A based on marginal cost of production (US$635 per short ton or US$700 per metric ton - page 17 Boron primer).
4. Flat Price B based on estimated cost of lowest producer (i.e., Eti on page 17 of Ord Minnett Boron 101 paper).
5. Source: Fluor Rhyolite Ridge Financial Model

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Figure 16.2: Boric Acid Supply Demand Balance (INR marketing assumption)


1800
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2018
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Supply + ioneer + Fort Cady phase 1
[Supply + ioneer]@85% utilisation
Demand

Notes:

1. ioneer to commence production with 174,000 tpy from H2 2026
2. Fort Cady to commence production with 90,000 tpy from 2025

16.3 Contracts

Rhyolite Ridge has secured the following Offtake and Sales Distribution contracts. The plan is to secure additional boric acid distributor sales agreements post-FID in North America and Korea, increasing the sales volumes.

Table 16.4: Contracts for technical-grade lithium carbonate and boric acid

Customer name	Products	Contract Duration (yr)	Volume (per annum)	Y2	Y3 ~
Ford Motors	TG Li-carbonate	5	7,000		
PPES	TG Li-carbonate	5	4,000		
EcoPro Innovation	TG Li-carbonate	3	7,000		
Dragonfly Energy	TG Li-carbonate	3	500		
Total contracted volume (MT)	TG Li-carbonate		18,500		
Dalian Jinma Boron Technology	Boric acid	3	105,000		
Kintamani Resources	Boric acid	3	9,100	13,200	17,900
Others	Boric acid	3	8,000	14,625	22,000
Total contracted volume (MT)	Boric acid		122,100	132,825	144,900

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1 Environmental Studies

Several baseline studies were conducted within a portion of the Project area to characterize existing environmental and social resources (Table 17.1) to support mine permitting and development. Baseline investigations were performed on behalf of ioneer by six consulting firms: EM Strategies, Inc. (EMS) (now Westland Engineering & Environmental Services Inc. [Westland]), HydroGeoLogica, Inc. (HGL), Piteau Associates (Piteau), NewFields Companies, LLC (NewFields), Stantec Consulting Services, Inc. (Stantec), and Trinity Consultants (Trinity). Findings from these studies are presented in a series of baseline reports as follows:

- Air quality impacts assessment
- Aquatic resources
- Biology
- Cultural resources
- Geochemistry
- Geology and minerals resources
- Groundwater
- Land use, transportation, and access
- Paleontology
- Recreation
- Socioeconomics
- Soils and rangeland
- Surface water resources
- Visual resources

These baseline studies were conducted from 2012 through 2019 and are intended to support project design and establish a basis from which potential impacts can be assessed. Updates to the air quality impacts assessment, groundwater, and geochemistry are currently under way.

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Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 17.1: Summary of Baseline Studies

Baseline Report	Prepared By	Study Area
Air Quality Impacts Assessment	Trinity	Project area and adjacent airsheds potentially impacted by emissions associated with Project construction and operation
Aquatic Resources Delineation	Stantec	Land in the northern portion of the Fish Lake Valley, heading southeast into the Silver Peak Range, bounded along its eastern edge by Rhyolite Ridge and incldues land within the Project area
Biology	EMS	Land encompassing and within various distances of the Project area including: Botanical (Project Area), General wildlife (0.25-mile radius), Nesting rapotr (1-mile radius), Nesting golden eagle (10-mile radius), Land along the access road
Cultural Resources	EMS	Land encompassing and immediately surrounding the Project area, including land along the access road
Geochemistry	HGL	Land encompassing and immediately surrounding the Project area
Geology and Minerals Resource	NewFields	Land encompassing and immediately surrounding the Project area
Groundwater	HGL	Land encompassing and immediately surrounding the Project area
Land Use, Transportation and Access	NewFields	Land encompassing and immediately surrounding the Project area, including the main access points to the Project area
Paleontological Resource	Noble, P. (submitted to EMS)	Land encompassing and immediately surrounding the Project area including: formerly proposed powerline route extending west from the town of Silver Peak to Cave Spring, and a 7-square-mile area on the West side of Rhyolite Ridge (area of Project development)
Recreation	NewFields	Land encompassing and immediately surrounding the Project area including: Silver Peak wilderness study area, lands with wilderness characteristics, two recreational management areas
Socioeconomic	NewFields	Esmeralda,Mineral, and Nye counties in Nevada and Inyo County in California
Soils and Rangeland	NewFields	Land encompassing and immediately surrounding the Project area, including land along the access road
Surface Water Resources	NewFields	Land encompassing and immediately adjacent to and downstream of the Project area, as well as land within a 5-mile radius of the Project area and land along the access road
Visual Resources	NewFields	Land encompassing and immediately surrounding the Project area

Note: The term "Project area" in this table refers to the project permit area

17.1.1 Environmental and Social Impact Assessment

Since the BLM has determined that the Project permitting process requires an environmental evaluation using an EIS, a draft and then final EIS would be completed by a BLM-approved third-party contractor selected by ioneer. Public comment periods are required as part of the EIS process and the Project schedule assumes 12 months for the EIS approval cycle from the Federal Register publication of the Notice of Intent to the issuance of the Record of Decision (ROD). However, that 12-month timeline has been extended due to the updates for the air quality impacts assessment, groundwater, and geochemistry.

17.1.2 Air Quality Impacts Assessment

An air quality impact impacts assessment was performed by Trinity in 2020 and includes an evaluation of a study area that contains the Project Area (i.e., Mine Permit Boundary). As ioneer controls all access to the facilities at the fence line, other than the public access road, this boundary was used to determine ambient air (i.e., the portion of the atmosphere, external to buildings, to which the general public has access) for purposes of the air dispersion modeling analysis. All land inside the fence line is not considered ambient air; and therefore, not included in the modeling analysis (Trinity, 2020). As the result of a BLM review of the assessment in 2023, Trinity has updated the assessment to include Project-related indirect sources of emissions and the BLM is currently reviewing that update.

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 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Area of Direct Influence  Each baseline study was conducted with a resource-specific geographic area where information was gathered (i.e., study area), which also included the Project Area (i.e., Mine Permit boundary). The study area for each of the baseline studies is summarized in Table 17.1.  Biodiversity  A baseline biological survey report was prepared by EMS in 2020, supported by surveys conducted during the 2018 and 2019 field seasons. The baseline biological survey report involved an evaluation of the land encompassing and within various distances of the project area, including:  17-3    Three wildlife survey areas:  General wildlife survey area – Mine Permit boundary and land within a 0.25-mile radius of the Mine Permit Boundary  Nesting raptor survey area – Mine Permit boundary and land within a 1.0-mile radius of the Mine Permit Boundary.  Nesting golden eagle survey area – Mine Permit Boundary and land within a 10-mile radius of the Mine Permit Boundary.    Botanical survey area – land within the Mine Permit Boundary  An additional baseline biological survey was performed by EMS in 2020 along the access roads with results presented in a supplementary report. The main objectives of these investigations were to document baseline conditions of existing vegetation (i.e., botanical survey) and fauna (i.e., wildlife surveys) within the project area and along the access road. Additionally, concurrent with baseline biological surveys, all water features within the project area were recorded and conditions were noted. The investigation consisted of the following:    Pre-field desktop analysis of available literature and information (i.e., USFWS, Nevada Department of Wildlife, Nevada Division of Natural Heritage, and Nevada Division of Minerals) pertaining to sensitive or special status species that have the potential to occur in the project vicinity.    Several aerial (via helicopter for the nesting raptor and golden eagle surveys) and pedestrian field surveys, mostly performed between April and June of 2018, to document and verify vegetation and wildlife communities within the study area.  A habitat suitability model utilizing a GIS geospatial database was also developed to identify potential habitat for Tiehm’s buckwheat, a BLM sensitive species and USFWS endangered species, within a 10-mile radius of the Mine Permit Boundary utilizing ArcGIS and remote sensing data.  In 2021 through 2023, additional biological studies have been completed for eagles and Tiehm’s buckwheat.  The following summarizes the major findings and aspects of the baseline biological survey and access road right- of-way report:    The U.S. Geological Survey National Southwest Regional Gap Analysis Project (SWReGAP) vegetation communities within the botanical survey area were field verified and reclassified as three vegetation

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  communities: Inter-Mountain Basis Mixed Salt Desert Scrub; Great Basin Xeric Mixed Sagebrush Shrubland; and Inter-Mount Basins Cliff and Canyon.  17-4    Six ecological sites were field verified within the project area: Cobbly Loam 5-8” P.Z.; R029XY036NV; Shallow Calcareous Loam 8-12” P.Z.; R029XY008NV; Loamy Slope 5-8” P.Z.; R029XY022NV; Gravelly Loam 5-8” P.Z.; R029XY017NV; Loamy Slope 3-5” P.Z.; R029XY033NV; and Shallow Calcareous Slope 8- 12” P.Z.; R029XY014NV.    Nine subpopulations of Tiehm’s buckwheat, a BLM-sensitive-species plant which was listed as an endangered species by the USFWS in December 2022, were mapped within the project area (Figure 13-3). Subpopulation 8 consists of just a single individual. The total number of plants was estimated to be 43,921, during the 2019 field investigation. Collectively, the subpopulations occupy approximately 10 acres. The distribution of plant size classes indicates a stable demographic structure across all subpopulations. The collected seeds were 16% viable. Genetic analysis indicated a small degree of genetic distinction between Tiehm’s buckwheat and the three other buckwheat species sampled. No other BLM sensitive species or USFWS endangered species plants were observed within the Mine Permit Boundary.    No pygmy rabbits or pygmy rabbit signs (i.e., burrows, scat, tracks, dust baths, runways) were found in the project area. No potential pygmy rabbit habitat is present within the Mine Permit Boundary.    No burrowing owls responded to the broadcast calls. No burrowing owls or their signs (i.e., pellets, feathers, whitewash, scat, and tracks) were observed in the project area. Potentially suitable nesting habitat is present in the lower elevations of the westernmost portion of the project area, primarily below 6,000 feet in elevation.    No springsnails, a Nevada Natural Heritage Program at-risk species, were present in the springs within the project area.    A total of seven BLM sensitive species were observed during the general wildlife survey: Brewer’s sparrow; loggerhead shrike; pinyon jay; juniper titmouse; long-nosed leopard lizard; desert horned lizard; and bighorn sheep. Golden eagles were observed during the aerial raptor survey.    Nine species of bats were recorded within the project area, all which are BLM sensitive species. The project area provides both foraging and day-roosting habitat for bats. The springs and associated riparian vegetation within 0.25-miles of the project area provide sources of water and concentrated foraging.    One active golden eagle nest and 21 unoccupied nests were recorded within the 10-mile (16.1-km) buffer surrounding the project area. No other raptor nests were active within 1 mile (1.6 km) of the Mine Permit Boundary.    No species or habitat protected under the Endangered Species Act were present within the Mine Permit Boundary at the time of the field investigation. However, in December 2022 the USFWS listed Tiehm’s buckwheat as an endangered species and designated critical habitat for the species, which is within the Mine Permit Boundary. Areas occupied by Tiehm’s buckwheat and the area proposed for critical habitat designation are a relatively small portion of the currently delineated reserves and the inferred resources areas.    The SWReGAP vegetation communities within the access road right-of-way (ROW) were field verified and reclassified as three vegetation communities: Inter-Mountain Basins Mixed Salt Desert Scrub; Inter-Mountain Basins Greasewood Flat; and North American Arid West Emergent Marsh.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS          17-5  The NRCS ecological sites were field verified as mapped in the access road ROW.  One BLM sensitive species plant was recorded in the access road ROW: Sand cholla.  One noxious weed species was recorded in the access road ROW: Saltcedar.  A total of six BLM sensitive species were observed during the general wildlife survey in the access road ROW: Brewer’s sparrow; loggerhead shrike; Merriam’s kangaroo rat; pale kangaroo mouse; desert horned lizard; and long-nosed leopard lizard.      Five pale kangaroo mice were captured in 160 trap nights in the access road ROW.  No species or habitat protected under the ESA are present within the access road ROW.  17.1.5 Archaeological and Paleontological Studies  EMS completed a Class III cultural resources inventory and report of 5,034 acres for the Project. The cultural direct area of potential effect (APE) for the Project is defined as a 4,577-acre area on land administered by the BLM. Within the Direct APE, a total of 103 archaeological sites have been identified as follows:        Ninety-one are recommended as not eligible for listing on the National Register of Historic Places (NRHP).  One is recommended as unevaluated for listing on the NRHP pending subsurface testing.  Eleven sites are recommended as eligible for listing on the NRHP under Criterion D.  A cultural resources inventory for the access road is currently in progress. All cultural resource inventories are submitted directly to BLM and the State Historic Preservation Office in a sealed document.  The paleontological resource survey and report includes a study area consisting of a 7-square-mile (i.e., project development area) on the west side of Rhyolite Ridge. Also studied was the formerly proposed power line route extending west from the town of Silver Peak to Cave Spring (largely following the route of Coyote Road); however, a power line is no longer in the Project scope.  The survey consisted of the following:      In-office review of published literature and mapping in the study area.  Records search for unpublished fossil locations using various museum collection databases and reports submitted to the BLM.    Five-day field survey to verify mapped lithology and identify localities likely to yield fossils.  The following summarizes major finding of the paleontological resource survey:    Six fossiliferous units exhibiting potential paleontological significance were identified within the study area including: Wyman Formation; Campito Formation; Poleta Formation; Harkless Formation; Mule Spring Limestone; and Esmeralda Formation and equivalents, which contains Tertiary Sedimentary (TS) units 3-6.    One fossil locality of significance was located along what was the Project’s formerly proposed power line route and it occurs in outcrops on the south side of Coyote Road, just outside Silver Peak at mile 3.9.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    17-6  Several small pieces of wood were observed during the project development area transects, but the wood occurrence is of fairly low density; no large concentrations were observed that may be indicative of a larger log weathering out.    No vertebrate fragments were found in the project activities area during the field survey on any of the transects through the surveyed localities TS3, TS4, and TS6.    Several possible fossil imprints were observed in pebbly sandstone at TS3 Locality #3 transect, but it was not clear if these were the molds of mollusks, or if they were weathered out mud rip-up clasts.    No beds were observed that were facies equivalent to the coal bearing lithology found in the Coaldale area, bearing abundant fossil floras.    No high density fossil localities were encountered in the project activities area during the various transects through the Esmeralda equivalent units at surveyed localities TS3, TS4, and TS6.    The Cambrian Locality H3 has some beds of limestone with well-preserved marine invertebrates, including archaeocyathids; however, there are better exposures of these same units, just north of the Project area, from which a high density of fossils has been reported.  17.1.6 Geochemistry  A geochemistry study was conducted by HGL in 2020 with results presented in the geochemical characterization report. In completing this study, HGL assess the acid rock drainage (ARD) and metals leaching (ML) potential of all major lithologic units within the project area. The main objectives of this study involved:    Evaluating the potential for ARD, ML, and salinity generation from overburden, ore, and residual process materials.            Understanding mineral composition and geochemical controls on water quality.  Providing baseline geochemical data to support permit requirements.  Supporting quarry design and closure planning.  Evaluating potential impacts from the Project and associated protection measured (if necessary).  Providing information to support geochemical models and evaluations for water quality predictions.  Overburden and ore samples were collected from existing exploration drill core and were geochemically analyzed to characterize the potential of these materials to generate acidic drainage or to leach metals. Geochemical characterization was performed based on regulatory guidance documents published by the NDEP and the Nevada BLM. Testing included acid-base accounting (ABA); net acid generation pH; short-term leach testing by meteoric water mobility procedure; bulk elemental content; X-ray diffraction; optical mineralogy; and humidity cell testing (HCT).  The following summarizes the findings from the geochemical characterization program:      Testing was completed for 14 different overburden lithological units and one ore lithological unit.  The overburden and ore samples and lithological units had a range of ABA (acid-base accounting) and metals leaching characteristics.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    17-7  The clay and carbonate marl units (such as L6, M4, M5, and Lsi lithological units) generally have significant acid neutralization potential (ANP).    Other units have some acid generating potential, such as the Tbx, while several units have variable ABA characteristics, such as the gritstones (G4, G5, G6, and G7) and mixed lacustrine units (S3 and S5).    Materials predicted to be acid generating by static ABA testing developed acidic conditions relatively quickly in the HCT program.    Most materials have the potential for leaching elevated TDS and metals that are mobile at alkaline pH values, particularly arsenic and antimony.      Process materials tested included samples of spent ore, sulphate salt residues, and neutralization filter cake.  The spent ore sample contained residual acidity, with associated ML, through the acidity and ML flushed from the sample over the long-term in the humidity cell test.      The sulphate salt residue sample was acidic, releasing elevated concentrations of TDS and metals.  The neutralization filter cake material sample was classified as non-potentially acid generating and contained some ANP, though it also had potential to leach elevated concentrations of TDS, aluminium, boron, and lithium.  In 2023, Piteau commenced an update of the geochemical characterization to address changes to the mine plan in the July 2022 Mine Plan of Operations. This update is currently ongoing.  17.1.7 Socioeconomic Study  The socioeconomic baseline report was prepared by NewFields and evaluated a study area included Esmeralda, Mineral, and Nye counties in Nevada and Inyo County in California. The main objective of this investigation was to describe the socioeconomic characteristics and conditions in the study area. Socioeconomic data from various state and federal agencies (i.e., Nevada Department of Taxation and U.S. Department of Commerce Census Bureau) were reviewed to characterize and describe current social, economic, and environmental justice conditions in the study area.  The following summarizes the major findings of the socioeconomic baseline report:    In 2018, Nye County was ranked 7th out of 16 as the most populous county in the state (45,346 people), Mineral County ranked 14th (4,514 people) and Esmeralda County ranked 16th (826), the least populated county in the state. Inyo County with 17,987 residents in 2018 ranked 52nd out of 58 in California in population size.    In 2017, the four-county study area collectively provided 1,561 jobs in the natural resources and mining sector, which includes the subcategories of agriculture, forestry, fishing, and hunting in addition to mining, quarrying, and oil and gas extraction.    Of the four counties within the study area, Nye County had the largest workforce participation in the natural resources and mining sector with 1,231 total jobs followed by Esmeralda County with 177 jobs and Inyo County with 85 jobs. Mineral County had the smallest workforce in the sector with 68 jobs, all in the mining subsector.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    17-8  As of April 2019, the state of Nevada had an average unemployment rate of 3.6%, slightly lower than the state of California at 3.9%. Esmeralda County had the lowest unemployment rate within the study area (2.7%) followed by Inyo County with 3.6%. Mineral County had an unemployment rate of 4.0% and Nye County had the highest rate with 4.9%.    In 2017, the natural resources and mining sector had the highest average annual wage in Nevada at  $84,990 followed by unclassified employment ($70,434), information services ($67,447), and financial activities ($65,515). Nye County had the highest average annual wage at $51,056 within the study area,  followed by Esmeralda County ($49,227), Mineral County ($48,083), and Inyo County ($43,605). The average annual wage within the state of Nevada was $49,281.    In 2017, a majority of commuters in the study area travelled fewer than 10 minutes to work, generally consistent with average commute times in Nevada. Nye County commuters spent a mean time of over 23 minutes travelling to work.    Esmeralda County had the highest percentage of high school graduates (90.3%) in 2017. Inyo County had the second highest percentage of graduates at 88.6%, followed by Mineral County at 86.3%. Nye County had a graduate rate of 85.2%, which was similar to the average for Nevada (85.8%) for the period.    In 2017, the median age of construction for housing stock in Nevada was 25 years old (constructed in 1994). Inyo County had the oldest housing within the study area with a median age of 46 years old (constructed in 1973). Nye County had the largest number of vacant housing units (4,271 units), followed by Inyo County (1,500 units), Mineral County (911 units), and Esmeralda County (498 units).    The median rent for housing in Nevada was $1,017 per month in 2017. Rental costs were lower in study area counties than Nevada with Inyo County at $875 per month, Nye County at $792 per month, Mineral County at $518 per month, and Esmeralda County, the lowest, at $497 per month.    Nye County and Esmeralda County are the two primary local governmental entities with jurisdiction proximal to the project area. Tonopah (Nye County) and Goldfield (Esmeralda County) are unincorporated towns overseen by their respective county commissioners.    A community health nurse’s clinic also provides services to the area under the support of the Nevada Division of Public and Behavioral Health. There are no medical facilities in Esmeralda County.    Law enforcement, detention, and emergency dispatch services for the Tonopah area are provided by the Nye County sheriff’s office, which has three command centers: North Area Command in Tonopah, Central Area in Beatty, and South Area in Pahrump.    The Esmeralda County sheriff’s office is based in Goldfield with a staff of 11 sworn officers and 5 support personnel, and Mineral County sheriff’s office is in Hawthorne.    The violent crime rate for Nevada state in 2017 was 5.8 crimes per 1,000 persons. The number of crimes among study area counties most notably coincides with population size. Inyo County had the highest rate of violent crime with 4.6 crimes per 1,000 persons, followed by Nye County with 1.4 crimes per 1,000 persons. Esmeralda County and Mineral County both had zero violent crimes for the same period.    Tonopah and Goldfield have volunteer fire departments with good quality equipment, facilities, and training. Esmeralda County has an 8-member volunteer fire department with 1 engine and 1 rescue vehicle in

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Goldfield. Additional volunteers and equipment are in Silver Peak (7 volunteers) and Gold Point (4 volunteers). The volunteer fire departments in both counties also are the primary provider of emergency medical and ambulance transport services. Air ambulance services are available to the area when needed. The Fish Lake Valley area has a volunteer fire department and fire chief in Dyer.  17-9    BLM and the Nevada Division of Forestry have the primary responsibility for fighting wildland fires on public lands.    Esmeralda County had the highest percentage of white/non-Hispanic population (89.9%) followed by Nye County (82.9%), Inyo County (80.7%), and Mineral County (61.8%).    Mineral County had the highest American Indian population with 26.4%, followed by Inyo County (11.5%) and Nye County (1.7%). Esmeralda County data for this ethnicity group was considered unreliable for the reporting period.    Mineral County had the highest percentage of people below the poverty level at 20.3%, but this estimate had low reliability for the period. Nye County had the next highest percentage of people below the poverty threshold at 17.3%. Esmeralda County data for this population parameter was also qualified as low reliability for the period. Inyo County had 10.2% of people in poverty for the same period.    Low-income environmental justice populations are present in the study area. Mineral County had the highest percentage of people below the poverty level at 20.3%, but this estimate had low reliability for the period.  Nye County had the next highest percentage of people below the poverty threshold at 17.3%. Esmeralda Count data for this population parameter was also qualified as low reliability for the period. Inyo County had 10.2% of people in poverty for the same period.    Minority environmental justice populations are present in the study area. Esmeralda County had the highest percentage of white/non-Hispanic population (89.9%) followed by Nye County (82.9%), Inyo County (80.7%), and Mineral County (61.8%).    American Indian environmental justice population is present in the study area. Mineral County had the highest American Indian population with 26.4%, followed by Inyo County (11.5%) and Nye County (1.7%).  Social and community impacts associated with development of the Project are being considered and will be evaluated in accordance with NEPA and other federal laws. Potential impacts are generally restricted to the existing population, including changes in demographics, income, employment, local economy, public finance, housing, community facilities, and community services. Potentially affected Native American tribes and tribal organization are being consulted during the preparation of all plans to advise them of project components that may have an effect on cultural sites, resources, and traditional activities.  At this time, no known social or community issues or impacts will have a material impact on ioneer’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive and enhance the lifestyles of the local citizenry. Logistical considerations such as housing and transportation are currently being evaluated and discussed by ioneer in coordination with local community members.  In terms of employment opportunities, ioneer estimates a total of 400 to 500 persons will be employed either directly through ioneer or through its contractors to construct the project. This includes a mix of skilled workers as well as management personnel. While the mine is operating, ioneer estimates (at report date) an initial staff of

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  approximately 275 workers evolving to approximately 355 persons will be employed, including a similar mix of skilled workers plus several management personnel. Many other jobs are expected indirectly, as a result of the project, providing goods and services beyond those created through direct employment with ioneer and its contractors.  Several revenue streams would likely be realized by Esmeralda County through various taxes levied directly and indirectly by federal, state, and local governmental entities. These revenue sources include: (1) sales and use taxes; (2) property taxes; (3) employment wage taxes; (4) fees and transfer payments; and (5) other taxes associated with local, regional, state and national project purchases. The majority of the tax revenue to the county, however, would be associated with a Net Proceeds of Minerals tax. Other nearby communities (i.e., Tonopah in Nye County) would also realize financial benefits from the project through increased commerce and related tax revenues.  ioneer envisions preparing and implementing a community enhancement plan before project development. Such a plan will be developed with input received from community and county management teams and other stakeholders to identify potential preemptive development actions that the ioneer would implement to address any issues identified due to influx of construction and operations phase employees. Planning components may include a focus on alleviating any impacts to schools, medical facilities, utilities, landfills, emergency response services (ambulance, fire, etc.), roads, law enforcement, and community welfare systems, among other factors important to local communities with respect to project development, operations, and closure. Funding for execution of the community plan would ultimately be in the form of taxes paid by ioneer to county and state entities with responsibility for such improvements.  17.1.8 Baseline Water Quality and Water Quantity Study  An aquatic resources delineation report was completed by Stantec in 2019 and includes an evaluation of a study area (approximately 8,403 acres) which starts in the northern portion of Fish Lake Valley, heads southeast into the Silver Peak Range along Nevada State Route 264, is bounded along its eastern edge by Rhyolite Ridge and includes land within the project area. The main objectives of this study were as follows:  17-10    Determining whether drainage features meet the requirements to be considered waters of the United States (WOTUS).        Determining the ordinary high water mark (OHWM) of drainages within the survey areas.  Determining wetland occurrence in the survey area.  Mapping aquatic features to the U.S. Army Corps of Engineers (USACE) current mapping standard.  The investigation consisted of the following:    Pre-field assessment of available resources (i.e., topographic maps and aerial photographs) and federal databases (i.e., U.S. Fish and Wildlife Service (USFWS) National Wetlands Inventory and USGS National Hydrography Dataset) for indications of stream channels and potential wetlands.    Field delineation survey, performed during the growing season (between August 15 and 23, 2019) to document and verify aquatic resource boundaries within the study area.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  The following summarizes the major findings of the aquatic resources delineation report:  17-11    Springs are a contributor to the hydrology in the study area and are the origin for the channel flow of many drainages.    Drainages within the eastern part of the study area originate in the Silver Peak Range with one primary channel flowing in a northwest direction toward Fish Lake Valley. This channel has numerous tributaries which all flow toward Fish Lake Valley.    The channels on the eastern part of the study area flow from the adjacent hills in a south-eastern direction toward Fish Lake Valley and there is a wetland complex in the middle of the study area.        Not all channels identified during the pre-field analysis exhibited signs of OHWM during the field visit.  Seven perennial drainages with bed and bank characteristics were identified in the study area.  Six of the perennial drainages are associated with springs and quickly terminate due to infiltration, evaporation, and evapotranspiration.    Chiatovich Creek, one of the perennial drainages, flows east from the White Mountains to the west of the study area and is largely intercepted by agricultural water withdrawals near the western portion of the study area.    140 ephemeral drainages with bed and bank characteristics were identified in the study area. The majority start as headwaters in the Silver Peak Range, consolidating into larger drainages flowing generally to the northwest, and eventually terminating in Fish Lake Valley.    Swales, gullies, or small washes occur within the study area; however, these features are characterized by low volume, infrequent, short duration flows, and do not exhibit OHWM characteristics.    Three wetlands (i.e., Wetland 1 through 3) were identified in the study area and are associated with spring systems.    Wetland 1 is a large emergent wetland complex (approximately 161.71 acres) with several springs on its western edge. These springs form drainages through the wetland.    Water flows downgradient from Wetland 1 and forms a seasonal pond along its eastern boundary, characterized as Wetland 2. Using the Cowardin classification system, Wetland 2 is defined as a Palustrine, Unconsolidated Shore, Seasonally Flooded wetland and is approximately 62.42 acres in size.    Wetland 3 is an emergent wetland supported by water output from the Fish Lake Valley Hot Well. Only a small portion of the wetland (approximately 0.27 acres) is within the study area, where it is approximately 100 feet wide. Outside the study area, the wetland spreads out before connecting to a large ephemeral stream.    The wetlands and drainages in the study area are all isolated waters or tributaries to the Fish Lake Valley, which itself is an isolated basin.    No wetlands and/or drainages identified are anticipated to be jurisdictional and subject to Section 404 Clean Water Act permitting.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    17-12  The delineation found no apparent interstate or foreign commerce connection with the aquatic resources and no jurisdictional waters with a significant nexus to a Traditional Navigable Water within the study area.  The surface water resources baseline report was prepared by NewFields in 2020 encompassing the following study area:      Land within the Project area and immediately adjacent to and downstream of Project components.  Land within a 5-mile (8.0-kilometer) radius of the Project area.  The following summarizes the major findings and aspects of the surface water resources baseline report and addendum:    Climate in the study area is typical of the southwestern part of the Great Basin. Precipitation occurs mainly in the spring as rainfall, with minor snowfall during the winter.    Temperatures vary widely with the lowest and highest temperatures occurring in January and July, respectively. Mean annual temperature for the area is 51.6°F.    In the Fish Lake Basin, the primary source of water comes in the form of precipitation, with November being the heaviest month.      Evaporation rates follow the trend of temperature with highest rates in summer and lowest rates in winter.  The study area lies within the Fish Lake Valley Hydrographic Basin (10-117), Central Hydrographic Region (Figure 13-9 above). It is approximately 451,840 acres and is considered a closed basin (i.e., a basin that normally retains water and allows no outflow to other external bodies of water, for example as rivers or oceans, but instead converges into lakes or swamps, permanent or seasonal, that equilibrate through evaporation). The project area is located mostly in Hydrologic Unit Code (HUC) sub-watershed (HUC 12) 160600101203, with a minor portion in 160600101202.    The majority of drainages in the study area and access road are ephemeral, flowing only in direct response to snowmelt and significant rain events.    Storm water and snowmelt in the project area and addendum study area drain west to Fish Lake Valley, with channels generally terminating in the valley bottom with any surface water flow evaporated or infiltrated into the valley bottom.    No perennial streams are located within the project area; however, a short lower reach of one perennial stream (Chiatovich Creek) flows eastward into Fish Lake Valley in the west end of the study area.    One intermittent stream was identified by Nevada Division of Water Resources and extents northwest from Cave Spring and the Silver Peak Range. This intermittent stream parallels the Cave Spring Road and runs centrally through the project area.    Results of a seep and spring survey indicate that one spring or seep is within the southwestern portion of the project area.    Results of the wetland and WOTUS survey determined that there are three wetlands in the study area, none of which are within the project area boundary.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    17-13  The delineation found no apparent interstate or foreign commerce connection with the aquatic resources and no jurisdictional waters with a significant nexus to traditional navigable waters within the survey area. The wetlands and drainages in the survey area are all isolated waters or tributaries to the Fish Lake Valley, itself an isolated basin. Therefore, all drainages in the study area are anticipated to be considered non- jurisdictional by the USACE.    Six stockwater rights and points of diversion exist within or near the study area, all which are from springs. Of these, one spring-fed stockwater right exists within the project area. Two other deeded springs lie immediately outside the project area boundary.    ioneer has secured water rights from owners in the Fish Lake Valley, either through leases or options to purchase. The process to transfer these rights to the project area will commence once a viable supply source is proven.    The access road lies within the Fish Lake Valley Hydrographic Basin (10-117), Central Hydrographic Region. The corridor is located mostly in HUC sub-watershed (HUC 12) 160600101300 with the very eastern portion in 160600101203.    Two perennial streams are located within the access road. A short reach of one perennial stream (Chiatovich Creek) flows eastward into Fish Lake Valley and is present near the west end of the access road. The other perennial stream (Drainage 14) is a channelized stream which is fed by the Fish Lake Valley Hot Well (Hot Box) and supports Wetland 3.    Swales, gullies, or small washes also occur within access road study area but are ephemeral and are characterized by low volume, infrequent, and short duration flows; none exhibited OHWM characteristics.      No springs or seeps were identified within the access road study area.  One wetland (Wetland 3) was identified within the access road study area. Wetland 3 is an emergent wetland supported by water output from the Fish Lake Valley Hot Springs.    All wetlands and drainages identified in the access road are isolated waters or tributaries to the Fish Lake Valley. All drainages in the access road study area are anticipated to be considered non-jurisdictional by the USACE.    There are no points of diversion associated with water rights for irrigation within the access road; however, points of diversion from Chiatovich Creek are located just outside of the corridor.  17.2 Requirements and Plans for Waste and Tailings Disposal, Site Monitoring, and Water Management during Operations and After Mine Closure  A design report for the SOSF and associated infrastructure was prepared in support of Project development. During operations, run-of-quarry ore will be crushed and vat-leached. As a result, byproducts including spent ore, sulphate salts, and precipitation filter cake will be generated from this leaching and mineral extraction process.  These byproducts, referred to generally as composite spent ore material, will be transported to the SOSF for disposal.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Effluents  The SOSF is designed to be a zero-discharge facility and incorporates the necessary drainage and collection systems as part of the containment design.  Waste Management  Wastes will be generated during operations associated with the Project. These will include tires, lubricants, diesel fuel, oil, oily water, containers and drums, sewage, solid waste, certain chemicals, discarded personal protective equipment, and medical waste. ioneer has developed a project waste management plan that will guide how such discarded products will be handled. The current plan for the Project has been designed to allow 80% of all waste generated to be recycled, significantly reducing the volume of waste materials. Residual non-hazardous solid waste will be disposed of in the Esmeralda County landfill located near Goldfield (Nevada). ioneer is considering an agreement with Esmeralda County to further expand and maintain the existing landfill to accommodate additional input from the Project.  Any soil and other unconsolidated earther material that becomes impacted by releases of various types of standard hydrocarbons (i.e., fuels, motor oil) because of unplanned releases and/or accidents will be transported to an appropriately licensed facility or otherwise remediated in an appropriate manner, as authorized by NDEP and directed through implementation of a management plan.  The expected minimal amount of hazardous and medical waste resulting from operations will be containerized and transported in accordance with the Project waste management plan. These materials will be sent to an appropriate disposal or recycling site, operated in accordance with any Nevada state requirements.  Air Quality  The Nevada Bureau of Air Pollution Control requires an Air Quality Permit to construct and operate a mine in the State. Air quality will be maintained using state-approved environmentally compatible methods of dust control and air emissions monitoring from the mine lab will be monitored to make certain that they meet air quality guidelines defined in the environmental design criteria.  Surface and Groundwater Quality  Stormwater controls have been designed to route upgradient runoff (non-contact water) around the proposed SOSF infrastructure and to accommodate and contain on-site runoff (contact water) from design storm events. The intent of the stormwater controls is as follows:  17-14    Divert non-contact water (i.e., water that has not come in contact with disturbed ground or composite materials) around the SOSF and discharge to downstream water courses.    Convey sediment-laden runoff, as necessary, to sediment collection basins prior to discharging to downstream water courses. It is anticipated that the flows from the South Diversion Channel could result in minor erosion to the overburden on the native slopes at this outlet. A Sediment Basin has been designed to capture all runoff from the South Diversion Channel and slowly release it to the natural drainage through perforated riser pipe.    Contain precipitation from a design storm event that has come in contact with composite materials. During operations, runoff from the SOSF will be contained within the lined SOSF area. Flow will be directed to the underdrain system and toward the outlet of the SOSF. Under normal operations, stormwater will be routed to the Underdrain Pond. If a storm produces more runoff than the underdrain collection piping can handle,

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

contact stormwater will overflow the SOSF outlet berm into the lined underdrain collection outlet channel, where it will be directed to the Underdrain Pond.

Utilizing the National Oceanic and Atmospheric Administration (NOAA) Atlas 14 Point Precipitation Frequency Estimates website, precipitation data from frequency storm events for the Project were obtained for design purposes and are presented in Table 17.2.

Table 17.2: Design Storm Events (24-hour Duration)

Recurrence Interval	Precipitation Depth	
Years	inches	mm
2	1.29	32.8
25	2.62	66.5
100	3.46	87.9
500	4.55	115.6

Source: Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report
Note: A mine location corresponding to the center of Spent Ore Storage Facility (SOSF) was used for storm estimates (Latitude: 37.92°N, Longitude: 117.89°)

Hydrologic and hydraulic calculations were performed to establish design peak flows, runoff volumes, channel capacities, minimum channel dimensions, and slopes required to pass the design peak flows from up-gradient watersheds that will be diverted around the SOSF.

17.2.5 Tailings Management and Monitoring

A network of VWPs is included with the SOSF design to allow monitoring of phreatic levels within the facility. Piezometers will be installed beneath the primary structural zone as well as the interior of the SOSF. The instruments will be installed within the overliner material and are spaced equally between adjacent pipes of the solution collection system. The instruments will be routed with armored cables to a data collection system mounted between the SOSF and the underdrain pond. The data collection system will record phreatic levels within the facility and allow for manual downloading of the data by operations.

17.2.6 Tailings and Process Water Containment, Management, and Treatment

The entire SOSF will be lined with an 80-mil HDPE double-side textured (DST) geomembrane for fluid containment. Prior to construction, existing vegetation will be stripped from the footprint to expose a firm and non-yielding surface. The existing ground within the SOSF consists of sparse to moderate cover of grassland communities, greasewood, sagebrush, and silver cholla cacti. The depth of stripping is expected to be approximately six inches on average with some deeper-rooted vegetation in select locations. Growth media that is encountered during stripping will be stockpiled and reserved for future reclamation work.

The HDPE geomembrane will be textured on both sides (DST) to increase the frictional resistance between the underlying liner bedding and overlying overliner material. To assure quality, geomembrane materials will be subjected to manufacturer quality control (MQC) testing at the time of production, as well as conformance testing performed by a third-party laboratory. During installation, the liner will be subjected to a strict QA/QC testing and inspection program as outlined in the Technical Specifications. The QA/QC program will be implemented to make certain that the geomembrane is installed according to the manufacturer's recommendations, to monitor the integrity of the seams and assure that the minimum thickness of the overlying cover materials (overliner) is maintained).

wsp 17-15

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Drainage of solution and meteoric water from the composite material will be collected in the drainage system at the base of the SOF and gravity drain to the underdrain pond. The solution collection systems includes a drainage medium consisting of a sand and gravel mixture (referred to as overliner) with a network of perforated piping.  An underdrain collection piping system was incorporated into the SOSF design to facilitate collection and drainage of solution from the overlying composite materials. Solution will be directed from a herringbone 4-inch diameter tertiary collection piping to 8-inch diameter perforated secondary collection header pipes. The tertiary piping will be placed at 15-foot spacing. The 8-inch diameter pipes will then discharge into a 12-inch diameter primary collection header located along the northwest edge of the facility, at the downstream edge of the buttress zone.  The perforated 8-inch and 12-inch diameter chlorinated corrugated polyethylene (CPE) pipes will be installed with drainage aggregate placed around the pipes. The drainage aggregate will consist of a material that is slightly coarser and more permeable than the overliner to enhance drainage. The maximum particle size of the drainage aggregate will be limited in accordance with the Technical Specifications to avoid placing larger sized rock particles against the geomembrane that could potentially cause damage.  All flow from the primary collection headers will gravity drain to the outlet of the SOSF, where they will connect to two 12-inch diameter solid HDPE pipes. The solid HDPE pipes will extend through the SOSF outlet berm that is located at the inlet of the underdrain collection outlet channel. Captured solution will gravity drain through the HDPE pipes and will discharge into the underdrain pond.  All of the solution collection pipes have been sized to handle draindown flows from the composite material. Laboratory testing by KCA estimated that the long-term draindown flows are approximately 9.1 by 10-8 cubic feet per second per square foot, which equates to a total flow of approximately 240 gpm over the ultimate SOSF area. Solution collection piping are based on the pipe flowing 50% full (or less) to account for potential pipe deformation, some sedimentation build up in the pipes, and to handle flows from precipitation and storm events.  The underdrain pond has been sized to contain (1) residual draindown flow, (2) direct precipitation runoff from the SOSF, and (3) direct precipitation on the pond from a 100-year 24-hour storm event. The pond will be double- lined with a leak detection system (LDS) located between the primary and secondary liners. Water collected in the underdrain pond will be trucked to the processing facilities, where it will be consumed through operational uses.  The underdrain pond will be located to the north-northwest of the SOSF and has crest dimensions of 280 feet by 435 feet (85.3 meters by 132.6 meters), with an approximate depth of 20 feet (6.1 meters). The bottom of the underdrain pond slopes at a minimum of 1 percent toward the leak detection and pumpback system sumps. Water collected in the underdrain pond will be trucked to the process facilities, where it will be consumed for operational uses. The underdrain pond sizing is designed based on storing the following:  17-16            An operating inventory equal to 24-hours of solution flow at steady state.  24-hours of drain down storage (power loss).  Runoff from the SOSF resulting from the 100-year, 24-hour storm event.  Direct precipitation from the 100-year, 24-hour storm event on the pond surface.  3 feet of freeboard.  Runoff was calculated for each phase of the SOSF, and it was determined that the highest runoff potential occurs when Phase 1 is newly constructed and has not yet been loaded with composite material.

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 17.3: Summary of Underdrain Pond Storage Requirements

Description	Volume (Gallons)
Operating Inventory (24 hours of steady state flow)	341,800
Draindown from a 24-hour power outage[1]	341,800
Runoff from composite material areas[2]	0
Runoff from exposed linera areas[3]	8,651,510
Direct precipitation[4]	282,560
Total Storage Requirement	**9,617,670**

Source: Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report
Note:

1. Assuming a drain down rate of 237 gallons per minute (gpm) for the entire footprint
2. Assumes that no material has been placed on the SOSF
3. Assumes entire Phase 1 area is constructed but has not been loaded
4. Calculated based on a 100-year, 24-hour storm event (3.46 inches)

Design criteria for the stormwater diversion channels, culverts, and sediment collection ponds are summarized in Table 17.4.

Table 17.4: Summary of Stormwater Management Design Criteria

Description	Configuration	Comment
	Stormwater Diversion Channels	
Storm Event for depth sizing	100-year, 24-hr Peak Runoff	
Storm Even for erosion control design	100-year, 24-hr Peak Runoff	
Freeboard	1 foot	500-year storm event will be contained within the freeboard depth
Erosion protection	Riprap	As required for high velocity flows
	Culverts	
Storm event for size requirements	100-year, 24-hr Peak Runoff	
Diameter requirement	As Required	
Material type	CMP or CPEP	
Maximum headwater	1.5:1 HW/D	
	Sediment Collection Ponds	
Spillway storm even	100-year, 24-hr Peak Runoff	Impacted construction runoff

Source: Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report
Note: hr=hour, yr = year, 100-year, 24-hour storm event (3.46 inches)

17.3 Permitting Requirements

ioneer has secured a number of critical permits for the Project and is in the process of securing other critical permits to advance the overall Project, particularly those required by:

- Bureau of Land Management (BLM) of the U.S. Department of Interior – Plan of Operation and State of Nevada, Bureau of Mining Regulation and Reclamation (BMRR) – Nevada Reclamation Permit application was submitted to both agencies and the BLM determined the application complete on August 26, 2020. The amended version of the application was submitted to the BLM and MRR in July 2022.
- State of Nevada, BMRR – Water Pollution Control Permit (WPCP) (required to construct, operate, and close a mining facility) was obtained on July 1, 2021 (NVN-2020107)

wsp 17-17

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    17-18  State of Nevada, Bureau of Air Pollution Control – Air Quality Permit was obtained on June 14, 2021 (AP1099-4256)  Ultimately, the BLM permitting process will require compliance with the National Environmental Policy Act (NEPA). Preparation of all other permits, including state and local listed in Table 17.5, are also in progress with various applications expected to be submitted in 2022.  The NEPA requirements include the following:    Baseline reports – Baseline reports for applicable resources in the Project area and associated field work are complete for 14 different resource areas of the Rhyolite Ridge Project (e.g., air quality, biology, cultural resources, groundwater, recreation, socioeconomics, soils, and rangelands.    Mine Plan of Operations – The Mine Plan of Operations, required by the BLM, includes measures to be implemented to prevent unnecessary or undue degradation of public lands by operations authorized under the Mining Act (1872). It describes all aspects of the Project including construction, operations, reclamation, and environmental protection measures. The Mine Plan of Operations was submitted to the BLM in July 2020 and an amended version in July 2022. The BLM’s determination that the MPO is administratively complete triggers the environmental review process under NEPA and the BLM has determined that an Environmental Impact Statement (EIS) pathway will be followed.  The NEPA process will be guided by recently implemented requirement in the NEPA regulations under 40 CFR 1500 and other U.S. Department of Interior guidance, as well as BLM Battle Mountain District Instruction which streamline the overall environmental review and permitting process. The BLM selected a third-party EIS contractor in September of 2020. That contractor has commenced preliminary NEPA work for the BLM, including assessing the adequacy of the baseline data for use in the EIS. The BLM published the Notice of Intent to prepare an EIS in December 2022.  ioneer has focused its efforts to date on preparing permits for the initial Stage 1 Quarry. The development of the Stage 2 Quarry will require revisions to some of the Project permits and will need to be secured prior to quarry development.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 17.5: Rhyolite Ridge Project Permits Register (Fluor Enterprises Inc., 2020a)  17-19  Permit  Regulatory Agency  Above Ground Storage Tanks Permit  State Fire Marshall  Air Quality Permit to Construct and Operate  NDEP, Bureau of Air Pollution Control  Boiler and High-Pressure Vessels Operating Permit  State of Nevada Department of Business and Industry, Division of Industrial Relations, Mechanical Compliance Section  Certificate of Public Convenience and Necessity for Power Generation  Public Utilities Commission of Nevada  Dam Safety Permit  Nevada Division of Water Resources  Explosives Permit  US Department of Treasury, Bureau of Alcohol, Tobacco, Firearms, and Explosives  Fire and Life Safety  State Fire Marshall  Hazardous Materials Permit  State Fire Marshall  Hazardous Materials Storage Permit  Nevada Department of Public Safety, State Fire Marshall, and State Emergency Response Commission  Hazardous Waste Identification Number  US Environmental Protection Agency and NDEP, Bureau of Sustainable Materials Management  Hazardous Waste Management Permit  NDEP, Bureau of Waste Management  Industrial Artificial Pond Permit  Nevada Department of Wildlife, Habitat Division  Mine Identification Number Request  Mine Safety and Health Administration (MSHA)  Notice of Commencement of Mine Operations  MSHA  Notice of Commencement of Mine Operations  Nevada Department of Business Industry, Division of Industrial Relations, Mine Safety and Training Section  Mine Plan of Operations (MPO) and Record of Decision  BLM  Mine Registry  Nevada Division of Minerals  Notice of Dam Construction  Nevada Division of Water Resources  Permit to Appropriate Water  Nevada Division of Water Resources  Permit for Package Wastewater Treatment Plant1  NDEP, Bureau of Water Pollution Control  Public Water System Permit  NDEP, Bureau of Safe Drinking Water  Project Notification  Esmeralda County  Radio Communication Authorization  Federal Communications Commission (FCC)  Reclamation Permit  NDEP, Nevada Bureau of Mining Regulation and Reclamation (BMRR)  Road Maintenance Agreement  Esmeralda County Road Department  Septic System Permit1  Nevada Division of Public Health (Fallon)  WPCP  NDEP, BMRR  Note:  1. Permit may not be required depending upon final project design.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Plans, Negotiations, or Agreements with Local Individuals or Groups  Social and community impacts associated with development of the project are being considered and will be evaluated in accordance with NEPA and other federal laws. Potential impacts are generally restricted to the existing population, including changes in demographics, income, employment, local economy, public finance, housing, community facilities, and community services. Potentially affected Native American tribes and tribal organizations are being consulted during the preparation of all social plans to advise them of project aspects that may have an effect on cultural sites, resources, and traditional activities. At this time, no known social or community issues or impacts will have a material impact on ioneer’s ability to extract mineral resources.  Descriptions of any Commitments to Ensure Local Procurement and Hiring  Labor statistics and data suggest that Nevada may not have sufficient construction craft workers to sustain the labor needs should all scheduled work move forward. During the most recent recession, many trained construction workers left the state to find work elsewhere. According to labor trade organizations, the ability to staff quality construction workers is a risk to the project, as there are many opportunities in both regions. Many of the surrounding projects performing significant capital work rely on union contractors to staff projects. Additionally, projects in Central Nevada need to consider high turnover.  Because of this, the recommended labor posture for the project is a merit shop with all subcontracted work to be competitively bid by both union and non-union contracting companies. This allows contractors to pull from all available resources in the area and allows them to use internal resources to staff awarded packages. Due to the amount of work forecasted in the next 3 to 5 years, experienced specialty contractors may be in high demand. The recommended contractor type for this project is a larger, regional contractor who can handle multiple types of trades (i.e., civil, structural, mechanical, and piping). This limits the number of contractors’ onsite and reduces the risk of smaller ones who are unable to find and retain craft workers.  A similar picture exists for steady-state employees during the Rhyolite Ridge operations phase. The area is sparsely populated with a limited number of skilled process operations personnel, craftworkers, and equipment operators. Recruiting for permanent employees will take place locally as well as regionally.  Mine Closure Plans  The closure plan for the project is being prepared and will include preliminary details for the final closure of all facilities following the end of quarrying and processing activities. Closure will be conducted in accordance with Nevada Administrative Code (NAC 445A.398) and include the following:  17-20      Procedures for characterizing spent process materials as they are generated.  Procedures to stabilize all process components and estimated costs.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Process components are defined as a distinct portion of a constructed facility from which pollutants may be discharged. Regulations require that closure must assure that all sources of potential pollutants from primary project components are evaluated, as well as any resultant spent materials that will remain at the site.  Closure will be addressed for the primary process components of the Project as follows:  17-21                        Quarry  Processing plant  Spent ore storage facility (SOSF)  Overburden storage facilities (OSFs)  Roads  Water supply, storage, and distribution  Water containment systems (e.g., stormwater catchment systems and containment ponds)  Domestic and commercial waste  Fueling facility  Power supply and infrastructure  Growth media stockpile  During operations, and as closure approaches, spent materials will be evaluated to preclude the potential for pollutants from reclaimed sites to degrade the existing environment. Nevada Administrative Code requires a closure plant to stabilize all process components with an emphasis on stabilizing spent process materials (NAC 445A.398b).  The spent process materials associated with the Project are as follows:                  Quarry wall and floor rock  Meteoric water collected in quarry  Exposed quarry groundwater  Overburden materials  Meteoric runoff from overburden materials  Spent ore  Spent ore drainage  Meteoric runoff from spent ore

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  17.6.1 Design Basis – Closure  Closure activities will be conducted to standards required by the Nevada state (NAC 445A.433) and Nevada Reclamation Statue (NRS 519A). The reclaimed Project will result in zero discharge of process or contact water to waters of the state. All process components will be designed to withstand the runoff from a 500-year, 24-hour storm event. The fluid management system will be designed to be functional for 5 years after the projected operating life of the process component and permanent closure period.  Accordingly, closure and resultant reclamation will provide for the following:  17-22    Develop a recontouring plan that provides for resistance to erosion; geotechnically stable cross-section; and naturally appearing landform. The quarry, SOSF, and OSF will become permanent landforms and hence will change the appearance of the area. Closure activities are intended to allow for a reconfiguration of the land to support the pre-quarrying land use, including livestock grazing, wildlife habitat, and dispersed recreation.    Encapsulate any spent materials in order to limit infiltration while also providing storage and release of meteoric water from the encapsulating layer, with the intention of reducing the overall drainage from the facilities.      Assure that residual mine water is contained or addressed through a long-term passive system.  Cover the facilities with materials that are capable of generating clean runoff or storing water in the colder times of the year and removing water through evaporation and evapotranspiration during the warmer months.    Divert upstream drainage basins away from facilities to prevent potential intermixing of water with spent materials or erosion.    Establish revegetation in the area consistent with the natural area, which consists of sparse to moderate cover of grassland communities, greasewood, sagebrush, and silver cholla cacti.  Concurrent reclamation will be completed to the extent practical throughout the life of the project. A Final Plan for Permanent Closure (FPPC) will be submitted to NDEP-BMRR at least 2 years before the anticipated date of permanent closure. The FPPC will incorporate procedures, methods and schedules for stabilizing spent process materials based on information and experience gathered throughout the active life of the facility.  Closure Plan Details  The closure plan for Rhyolite Ridge Project will involve the closure activities for the Project’s components as described below.  Quarry  As defined in NAC 445A.429, open quarries, to the extent practical, will be free-draining or left in a manner that minimizes the impoundment of surface drainage and the potential for contaminants to be transported and degrade the waters of Nevada. For planned operations, it has been determined that it is not feasible to backfill the quarry; as such, it will remain open and a terminal lake will form.  For safety reasons, a barrier (berm) preventing access to the quarry and warning signs will be constructed prior to decommissioning of the quarry fence. An overland all-terrain vehicle (ATV) trail from the country road to the quarry will remain accessible for monitoring by project personnel if quarry lake monitoring is required. The ATV

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  trail to the quarry will be bermed and signed for safety and to prevent public access. In order to comply with NAC 519.315(3) (e) and BLM requirements, a safety berm will remain in place around the perimeter to safeguard again wildlife intrusion.  The reclamation of quarry wall slopes will be governed by engineering studies, conditions encountered during operations, and Mine Safety and Health Administration (MSHA) regulations and guidelines. Based on this information, a monitoring program may be implemented to include survey control points or electronic data collection. These tools may be used to monitor the quarry slope performance during operations and inform what may need to be carried out to stabilize the slopes (e.g., use short-haul, in-quarry waste to buttress slopes). The steepness of the quarry walls prohibits the reclamation practice of soil replacement. It is important to note that all material types in the quarry support vegetation growth.  Diversion features will continue to redirect run-on from upgradient of the quarry into natural drainages, to the extent practical. Stormwater diversions will be designed to withstand a 500-year, 24-hour storm event. This will promote long-term stability of the quarry by controlling run-on into these areas.  17.6.2.2 Processing Plant  The processing plant and all associated infrastructure will be decommissioned and removed from the site. This area will be regraded to blend into the surrounding area, covered with a growth medium, and revegetated by seeding with native species. The area will be similar to pre-existing condition in slope and contour. The closure procedure for the processing plant will include the following:  17-23    Structures – Structural steel, siding, insulation, roof trusses, cranes, doors, windows, framework, stairwells, etc. will be dismantled, demolished, or salvaged and moved offsite to a certified landfill or recycling facility as appropriate.    Building Foundations – Concrete footers will be broken in place and buried in place. A minimum of 3 feet of growth media will be placed over all concrete, and the area will be regraded, ripped, and seeded with an approved seed mixture.    Process Facilities and Equipment – All other process facilities and equipment will be dismantled and salvaged, recycled, or disposed of at a certified offsite disposal facility. All reagents will be consumed and/or properly disposed of. Following salvage of equipment and leftover process reagents, decontamination, demolition, and disposal activities, the process surface areas will be ripped, scarified, and then graded to create a natural final topographic relief. Benign waste materials will be shipped offsite with an approved solid waste vendor, and hazardous wastes will be taken to an appropriate offsite hazardous waste facility.  17.6.2.3 Spent Ore Storage Facility (SOSF)  A preliminary stabilization plan, based on data gathered to date along with science-based and field-verified closure methods typical for the area, has been created for the SOSF. Closure of this site will include:        Assuring a stable geometry where the spent materials remain within the geomembrane-lined footprint  Generating a grading plan that lends to a natural appearing topographical landform feature  Limiting infiltration into the spent ore stack, which in turn reduces drainage from the toe

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  To obtain these objectives, the following will be completed at closure of the SOSF:  17-24    Grading Plan. Stability analysis has been conducted on proposed cross-sections of the SOSF using geotechnical parameters developed from testing of proposed site materials and a general understanding of the site and operation. The geometry was based on stacking the materials with an overall side slope of 3H:1V to an ultimate height of 250 feet (76.2 meters). Similar analysis will be conducted well into the operations phase when the permanent closure plan is developed. Input parameters developed during the active operations phase will be used to determine the adequacy of the closure grading plan and confirm the long-term stability of the slopes.    The SOSF side slopes will be recontoured to remove the bench configuration. The final grading will be completed to create a variable slope angle with steeper gradients near the crest and flatter gradients near the toe. Some variability will be incorporated to add naturally appearing features, provide drainage courses, and create wildlife habitat areas. The top surface will be sloped to promote runoff and prevent ponding of meteoric water.    The stormwater management plan will include controls needed to reduce erosion and sediment transport. Surface runoff will be shed from the SOSF to the natural topography. Non-contact run-on surface flow upgradient of the SOSF will continue to be directed around the SOSF perimeter by a diversion channel and will be released to natural drainages. Stormwater diversions will be designed to withstand a 500-year, 24- hour storm event.    Cover System. The regraded surface will be covered with an evapotranspiration (ET) cover system composed of a mixture of onsite alluvium and low-permeability clay materials excavated from the quarry. This cover system is designed to reduce the amount of percolation into the underlying material and is well- suited for arid or semi-arid climates. It has been successfully implemented on other projects in the area. The slopes of the regraded and covered SOSF will be vegetated to reduce the amount of recharge due to meteoric infiltration and to stabilize the cover material.    Characterization of cover materials will be completed during operations to identify suitable materials that meet the objectives of the cover system. Alluvium stockpiled for use as cover material will be sampled and tested to confirm hydraulic characteristics and finalize the required design specifications for thickness and compaction.    Underdrain Pond. As the SOSF transitions from operations to closure, a detailed closure plan (FPPC) will be developed that utilizes as-constructed conditions, climate data, and water quality/quantity data collected throughout operations. At the end of operations, drainage from infiltration of meteoric water will continue to gravity-drain through the pore spaces in the spent ore pile. At such a time when chemical constituents of the SOSF fluid fall below regulatory limits as agreed upon in the FPPC, the underdrain pond liner system will be demolished; the pond will be backfilled and/or graded to drain; and the underdrain collection system will be capped and covered (to prevent wildlife ingress). Long-term drainage of meteoric water through the SOSF will then report directly to the natural drainage.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Overburden Storage Facilities (OSFs)  The OSFs will be reclaimed concurrently with active loading. During concurrent reclamation efforts, OSF surface slopes will no longer produce contact water runoff as they are reclaimed and covered with alluvial material generated from the quarry and stockpiled as growth media locations until it is needed for use. The cover will be vegetated with native plant species to reduce the amount of recharge due to meteoric infiltration and to stabilize cover material. The objective of the cover system will be to minimize percolation of meteoric water through the cover to near negligible levels.  As these surfaces transition, steps will be taken to convey clean runoff into natural drainages and mitigate excess non-contact stormwater runoff entering the OSF contact water pond. Strict adherence to the concurrent reclamation plan is critical for the effective operation of the OSF to avoid overloading the contact water diversion system and pond. Diversion channels constructed around the facility will remain in place and continue to be used to convey run-on into the natural drainage course located downslope. These stormwater control structures will be designed to pass runoff from the 500-year, 24-hour storm event.  Once the reclamation of the OSFs is complete and no additional contact water is produced from the OSF surfaces, the contact water diversion channels will be modified and the OSF contact water ponds will be reclaimed. The OSF contact water pond will be monitored during closure for erosion, runoff, and stability. The pond will be regularly inspected for water level and retained in stable condition. Water monitoring of contact water will be performed until data proves chemical constituents fall below regulatory or baseline limits as agreed upon in the FPPC. The OSF contact water ponds liner system will be removed or perforated, and the pond will be backfilled, graded to drain to the north, and covered with growth media.  The underdrain system will be capped and covered (to prevent wildlife ingress), allowing any minimal intermittent infiltration or seepage to discharge through the coarse-grained toe of the OSF to the natural drainage.  Ancillary Facilities/Infrastructure  17-25    Roads - Access, exploration, and haul roads will be reclaimed concurrently as soon as they are no longer needed for reclamation, closure, and monitoring activities. The primary reclamation objective for all roads will focus on long-term stabilization. Access roads to monitoring locations (e.g., monitoring wells and post- closure quarry lake) will be reclaimed and utilized as overland ATV trails as long as they are needed. ATV access trails will be fully reclaimed as soon as they are no longer required for monitoring purposes.    All applicable roads will be reclaimed at closure by ripping the surface to loosen the compacted soil. Once ripped, roads will be regraded to blend with the local topography, limit erosion, and promote natural drainage. Water bars, or small berms will be built as needed along regraded road surfaces to reduce overland flow and direct flow toward natural draws or channels. If required, additional growth media material could be stockpiled during operations and applied onto regraded road surfaces after closure. Prepared road surfaces will be seeded with an approved seed mix.    Water Supply, Storage & Distribution - Water supply wells will be sealed, and surface infrastructure and pipelines will be dismantled and removed from the site. All wells will be plugged in accordance with the procedures outlined in NRS 534.420. Tanks used for storage of potable and fire water will be dismantled and removed from the site. Buried water lines will be capped, buried, and left in place.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    17-26  Domestic Waste - Domestic wastewater will be routed to a decentralized wastewater treatment system or package plant designed for commercial application. Package plants are premanufactured treatment facilities used to treat wastewater. This will be completely removed from the site at closure.    Fuel Station and Tanks - During facility closure, sampling and testing of the soils in and around the fuel storage facilities and tanks will be completed to verify that the areas have not been impacted by hydrocarbons or other potentially hazardous substances. In the case where hazardous substances are identified, the contaminated areas will be remediated in accordance with applicable rules. Closure methods for storage tanks will conform to the American Petroleum Institute standards and will be carried out by a licensed contractor. The geomembrane lining will be buried in place with a minimum cover of 3 feet. Any concrete foundations and/or pedestals will be broken, and the rubble buried with a minimum 3 feet cover.    Power Supply and Infrastructure - Electrical power will remain in place until the sulphuric acid plant and association power distribution system is decommissioned and dismantled. Transfer lines and associated infrastructure will be removed and recycled as appropriate. Portable diesel generators will be used to serve as an alternative source until closure.    Growth Media Stockpiles - It is anticipated that growth media stockpiles will be completely consumed by the reclamation process. The footprint of these areas will be reseeded once they are no longer in place.  17.6.2.6 Other Closure Considerations  In addition to the individual project component closure designs, the following will also be completed at closure:    Ensure all chemicals (hazardous, toxic, flammable, etc.) are completely removed from the site and safely disposed of.    Mineral exploration and development drill holes will be abandoned in accordance with applicable rules and regulations. Boreholes will be sealed to prevent cross contamination between aquifers, and a seal placed to prevent contamination by surface water flow. Monitoring and production wells will be abandoned and reclaimed as required by NAC 534.420.    Retain access to long-term monitoring stations and project elements that will remain following closure. This includes but is not limited to environmental controls, such as meteoric information, groundwater and surface water monitoring locations, quarry water, and all other permitted monitoring as outlined in the Final Plan for Permanent Closure (FPCC), as appropriate.    Assure that accumulations of precipitation received following closure are accommodated in the fluid management system. Sufficient storage capacity within the quarry, SOSF underdrain pond, and OSF contact water ponds will be maintained to contain the maximum design storm event.    All erosion protection will remain in place until deemed reclaimed and permanently stable from mine related activities.    Regrade and contour all areas no longer needed for long-term monitoring and access. Remove all building materials, fencing, signage, and stormwater features no longer needed.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Closure Costs  The Nevada Standardized Reclamation Cost Estimator (SRCE) will be used to determine closure and reclamation costs. Closure costs are currently estimated at $20 million, to be incurred over 7-year period after a the end of quarry life. In each of the final 3 years of quarry life, ioneer will build a chase reserve equal to 33% of the estimated closure costs to pay the reclamation (closure) costs. ioneer has been advised that no deduction for closure costs can be recognized during operations.  Closure Schedule  Contemporaneous reclamation will be completed to the extent practical throughout the life of the project. A Final Plan for Permanent Closure (FPCC) will be submitted to MRR at least 2 years before the anticipated date of permanent closure. The FPPC will incorporate procedures, methods, and schedules for stabilizing spent process materials based on information and experience gathered throughout the active life of the facility.  The quarry and OSFs will be first to be closed at the site as final products are removed and resultant overburden stored. Reclamation of the OSFs will be started in year 1 of operations when final buildout is expected to be completed on a portion of the facility. Roads to the quarry and OSFs will be reclaimed wherever they are no longer needed and are not retained for long-term monitoring or maintenance. The haul road will be reclaimed once the route is no longer needed for active ore transport. This route will be returned to a single-lane access road with gravel surface to be used for maintenance and monitoring.  Roads used for monitoring or maintenance will be reclaimed and utilized as overland ATV trails as long as they are needed. They will then be fully reclaimed as soon as the roads and/or ATV trails are no longer required for monitoring or maintenance purposes.  The SOSF and process facility components no longer needed for reclamation will be decommissioned once the quarry is no longer active. Key elements of the processing area that will be needed for reclamation and final closure, such as sanitary and administrative support will be retained until no longer needed. The SOSF and associated access route will be reclaimed, then utilized as a limited-access overland ATV trail for maintenance and monitoring purposes only. As soon as monitoring and maintenance is no longer required, the access road will be fully reclaimed.  Permanent closure is considered complete when:  17-27    Appropriate procedures are in place to assure that all areas associated with the project do not release contaminants that have the potential to degrade the waters of Nevada, and the quarry is left in a manner that minimizes the impoundment of surface drainage (NRS 445A.429).    Spent ore effluent has been demonstrated to be non-acid generating and will not result in degradation of waters of the state (NRS 445A.430)  Post-closure monitoring is anticipated to last approximately 6 years or as assigned by NDEP. Final monitoring requirements will be established by the NDEP according to baseline data, process component characterization and the FPPC (NRS445A.433).

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  17.7 QP’s Opinion on the Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups  It is the QP’s opinion that ioneer’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups, and tailings management.  17-28

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

18.0 CAPITAL AND OPERATING COSTS

This section contains forward-looking information related to capital and operating cost estimates for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this section including prevailing economic conditions continue such that unit costs are as estimated in constant (or real) dollar terms, projected labor and equipment productivity levels and that contingency is sufficient to account for changes in material factors or assumptions. The Capex and Opex estimates will be updated in advance of the final investment decision. The cost estimates do not apply to the low boron resource.

18.1 Capital Cost Estimate

18.1.1 Basis of Capital Cost Estimate

The capital cost estimate is based on work completed for the April 2020 FS. An AACE Class 3 capital cost estimate with an accuracy range of ±15% was produced for the FS, and engineering design is 30% complete per AACE Class 3 standards. Capital costs for various Work Breakdown Structure (WBS) codes were independently developed by Fluor and other consultants, including WSP (then Golder), SNC Lavalin, and NewFields, and a consolidated capital estimate was produced by Fluor. More than 1,600 deliverables were produced during the FS to support the Project capital costs estimate, and a summary of the parties responsible for each area is provided in Table 18.1. Owner's cost was provided by ioneer. The estimate reflects the Project's design maturity, EPCM execution strategy, and baseline Project schedule.

Table 18.1: Engineering and Estimate Responsibilities Matrix for the Capital Costs Estimate

Area	Engineering Responsibility	Equipment Sizing and Pricing Responsibility	Material Take-off Responsibility	Estimating Responsibility
Mine Facilities	Golder	Golder	Golder	Fluor
Ore Processing & Infrastructure	Fluor	Fluor	Fluor	Fluor
Sulphuric Acid Plant	SNC-Lavalin	SNC-Lavalin	SNC-Lavalin	Fluor
Power Plant	SNC-Lavalin	SNC-Lavalin	SNC-Lavalin	Fluor
Spent Ore Storage	NewFields	NewFields	NewFields	Fluor

The capital cost estimate covers the period from FS completion to commissioning and is reported in First Quarter (Q1) 2020 real US dollars without allowances for escalation or currency fluctuation. The estimate does not include sunk costs. A contingency of 8% was applied to the capital costs estimate using a Monte Carlo simulation to achieve a P50 (i.e., the probability at the 50th percentile).

The capital schedule for mining equipment includes new equipment required to meet production targets of the 26-year mine plan and replacement equipment based on useful service lives provided by the vendor or based on other industry standards. Rebuilds have also been included in the capital schedule at regular intervals based on rebuild lives provided by the vendor or other industry standards.

wsp 18-1

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Capital costs of mining equipment were derived from quotes received in July 2019 from Cashman, a CAT equipment vendor. Costs for the autonomous haul trucks (AHTs) that were ultimately used in the FS were not included in the original quote, but additional base costs required to outfit a conventional 150-ton class haul truck with the components necessary to make it capable of autonomous haulage were verbally communicated by Cashman during a subsequent meeting with Fluor. Taxes for the AHTs were estimated using a tax rate of 6.85%, but freight and assembly costs were assumed to remain unchanged from the conventional haul truck. Summaries of the equipment pricing sources are shown in Table 18.2 and Figure 18.1.

Table 18.2: Equipment Pricing Source Summary

Pricing Source	Mine Equipment	Process / Mechanical	Electrical	Instruments / Controls	Total
Firm Bid	100%	40%	0%	12%	36%
Budgetary Bid	0%	57%	87%	79%	61%
Historical / In House	0%	3%	13%	9%	3%
Totals	100%	100%	100%	100%	100%

Figure 18.1: Equipment Pricing Source


Historical / In House, 3%
Firm Bid, 36%
Budgetary Bid, 61%

The capital cost estimates are not 100% equity based. Capital cost estimates for new and replacement mining equipment assume that 90% of the total equipment cost inclusive of the base cost, taxes, freight, and assembly would be financed and included in the operating costs estimate based on terms provided by the equipment manufacturer. The 10% down payment for equipment was included in the capital costs estimate.

Capital costs for the haul roads, OSFs, SOSF, CWPs, the processing plant (which includes processing structures and facilities), maintenance facilities, warehousing, shipping and receiving, fuel island, SAP, STG, and administrative buildings were estimated from material take-off (MTO) quantities developed for the FS by various third parties. Each of the above have an engineering design that is at least 30% complete with some items with a level of design maturity completed to detailed engineering and issued for construction.

18-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  18.1.2 Sustaining Capital Costs  Sustaining capital totals by WBS are shown below in Table 18.3. Annual breakdowns of these sustaining capital costs are included in the Fluor financial model (Fluor Enterprises Inc., 2020d). Closure costs are incurred after the Stage 2 Quarry is mined out in Production Year 26 and are not tabulated in the sustaining capital cost estimate.  Table 18.3: Summary of Total Sustaining Capital Costs from the 2020 FS  18-3  Sustaining capital is modeled in the financial model and includes US$74 million for the addition of a lithium hydroxide circuit and US$25 million for a SAP heat recovery system that will increase electricity production, both in Production Year 3.  Additional details concerning the sustaining capital cost estimate are provided below:    The SAP will require a converter catalyst screening every two years during a scheduled shutdown to remove fines and assure proper catalyst activity. Some catalyst is replaced during this operation under sustaining capital. In addition, the STG will be refurbished every six years. A heat recovery system for the SAP is planned for Production Year 4 to increase electric energy generation and take advantage of a potential connection to a public utility grid for sale of the excess electric power.      The SOSF will be expanded after Production Year 3 in a second phase at a cost of $US6.7 million.  The West OSF will be expanded in Production Year 4 to accommodate the initial overburden and low-grade M5 material from the Stage 2 Quarry and help to minimize haulage distances.    The North OSF foundation and associated stormwater controls will be constructed in Production Year 6 after the West OSF reaches its maximum designed capacity accommodate additional overburden from the Stage 2 Quarry until such a time that all overburden and M5 can be stacked to in-pit overburden backfill (IOB) can be achieved in Production Year 10.    A project to convert lithium carbonate to lithium hydroxide is planned to be constructed in year 3 at a cost of US$74 million. ioneer provided a lump sum price for this circuit to produce battery-grade lithium  WBS Sustaining and Capital Projects  Total Cost  (Millions of US$)  1300 Processing Mobile Equipment  $9.1  1200 Mining Mobile Equipment  $47.4  1100 Haul Road Expansion  $1.3  1100 Stormwater Controls Expansion  $7.9  2100 Spent Ore Storage Facility – Phase II  $6.6  2100 Spent Ore Storage Facility – Additional Capacity  $73.9  3600 Lithium Hydroxide Project Process Equipment  $40.0  3600 Lithium Hydroxide Project Building and Improvements  $34.0  4300 Acid Plant Heat Recovery System (HRS) Installation  $25.0  4300 Catalyst Replacement  $2.1  5100 STG Refurbishment  $1.5  6300 Capital Updates/Building Replacements  $20.0  6800 Offsite Water Supply  $5.0  Total  $274.1

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

hydroxide. Capital and operating costs are reflected in the financial model after year 4. Lithium hydroxide product pricing is reflected in the financial model results. A further study is recommended during detailed design to evaluate the additional electrical, steam, and water needs compared to the current capacity. This will help further define the costs and appropriate additions to the plant system.

18.1.3 Summary of Capital Costs

Total capital costs are estimated at US$785.4 million (2020 FS). A summary of total capital costs for the Project is provided in Table 18.4, whereas a summary of monthly cash flows is provided in Figure 18.2. The cash flow shown in Figure 18.2 is based on cash outlay at net 30 days for engineering services, net 45 days for major equipment vendors, and net 60 days for all field subcontractors.

Table 18.4: Summary of Initial Capital Cost Estimate from the 2020 FS

WBS Description	Total
Direct Costs	
1000 Mine	$13.6
2000 Spent Ore Storage Facility	$17.4
3000 Processing Facilities	$256.7
4000 Sulphuric Acid Plant	$101.6
5000 Power Plant	$21.9
6000 Balance of Plant (Common)	$60.8
Subtotal - Direct Costs	**$472.3**
Indirect Costs	
8000 Owner's Cost	$20.1
9100 EPCM Services	$62.6
9200 Field Indirect Cost	$55.7
9200 Subcontractor's Indirects	$45.5
9700 Commissioning & Start-up	$7.0
9700 Capital & Operating Spares	$5.0
9800 Process Licenses	$2.6
9800 Sales Tax	$21.7
9800 Freight	$17.9
9900 Contingency	$57.6
Subtotal - Indirect Costs	**$295.8**
Total Direct & Indirect Costs	**$768.1**
Late Changes	$17.3
Total Including Late Changes	**$785.4**

wsp 18-4

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 18.2: EPCM Project Cash Flow by Month from the 2020 FS  Operating Cost Estimate  Basis of Operating Cost Estimate  Operating cost estimates that were input into the financial model that formed the basis of the economic analysis supporting the March 2020 Mineral Reserves estimate are based on work completed for the April 2020 FS.  Operating cost estimates for the quarry and processing plant were independently developed by WSP and Fluor and consolidated by Fluor for input into the financial model that formed the basis of the economic analysis used to support the Mineral Reserves estimate. The process plant operating costs include the costs associated with the processing plant and SOSF, whereas the quarry operating costs include the costs associated with the quarry, OSF, haul roads, and stormwater diversions. A physical depiction of the separation between processing and quarry costs is shown in Figure 18.3.  18-5

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Figure 18.3: Division between Process and Quarry Operating Costs from the 2020 FS (note this layout has been modified in the 2022 MPO)  18.2.1.1 Quarry Operating Costs  Direct operating costs for the quarry are zero-based and developed from first-principles from the Stage 1 and 2 Production Plan statistics using methodologies consistent with a FS. Except for blasting, all production and preventative maintenance tasks are assumed to be self-performed by the owner (ioneer), whereas blasting is assumed to be performed by a qualified subcontractor. As previously stated, the quarry operating cost estimate assumes the use of unmanned, autonomous haul trucks (AHTs). Additional details regarding the quarry operating cost estimate are provided below:    Hourly operating costs for equipment were based on vendor guidelines and supported by budgetary quotes for consumable items from local vendors, including fuel, diesel exhaust fluid, lubricants and greases, rubber tires, ground-engaging tools, and wear parts. Hourly undercarriage and general repair and replacement parts were estimated from a third-party cost database and escalated to 2019 US dollars.    Annual costs for an integrated Fleet Management System (FMS) have been included based on a budgetary quote provided by a SITECH Intermountain LLC.  18-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    18-7  Based on information provided by the equipment vendor, an annual license fee was applied to each AHT required to meet production in a given year.    The mine was assumed to operate two-shifts-per-day, 365 days per year with no scheduled off days for the first 19 years of production. The mine was then assumed to transition to a one-shift-per-day basis from Year 20 through the remaining mine life.    Labor costs assume 12-hour shifts with 2,080 straight-time hours and 104 overtime hours worked each year. Labor wages are fully burdened and were developed by ioneer based on a survey of local mining wages.    Costs for the five “License Team” personnel required to remotely monitor the AHTs each shift and make sure they are performing to specifications have been included in the mine operating costs. These personnel will likely be contracted through the equipment vendor.    Mining equipment financing costs are included in the operating costs. For the purposes of the estimate, 90% of the total equipment cost inclusive of the base cost, taxes, freight, and assembly are assumed to be financed based on terms provided by the equipment manufacturer. The 10% down payment was included in the capital costs estimate.    Significant changes to stormwater controls are planned for Production Years 2 through 5 to accommodate changing topography due to quarry operations. These costs were determined using the stormwater and drainage plans developed by WSP.    Capitalized pre-stripping costs have been moved to the sustaining capital cost estimate summarized in Section 18.2.3 in line with applicable regulatory guidance.  18.2.1.2 Processing Plant Operating Costs  Processing costs, spent ore removal and SOSF costs, SAP costs, and other indirect operating costs were estimated by Fluor and SNC Lavalin from first principles using the ore production schedule from the Stage 1 and 2 Production Plan. These costs were estimated using methodologies consistent with a FS and included quoted firm pricing from major reagent suppliers, quoted freight costs from transport firms, and workforce costs based on industry norms for salary and wage data within the region consistent with the mine workforce costs. Reasonable scenarios for other requirements such as outsourced services with quoted rates or estimates were also included. Quantities of reagents were established during pilot testing with ore.  18.2.2 Summary of Operating Costs  Total estimated operating costs for the Project are estimated (2020 FS) at US$3.189 billion over the 26-year life of the Stage 1 and 2 Production Plan. Total operating costs for the processing plant and quarry are summarized in Table 18.5, whereas total operating costs by expense element are summarized in Table 18.6. Reagents such as sulphur, soda ash, and hydrated lime make up most of the operating costs; however, transport costs of these reagents exceed the material costs. The total personnel cost includes direct hire of ioneer staff, without corporate staff and outsourced services personnel.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 18.5: Summary of Total Operating Costs by Area from the 2020 FS  18-8  Table 18.6: Summary of Total Operating Costs by Expense Element from the 2020 FS  Annual operating costs for the Project are summarized in Figure 18.3, whereas a summary of average cost per ton of ore processed is provided in Figure 18.5. Annual operating costs vary depending upon the amount of material mined in a given year and the average haulage distance to the OSFs, IOB, and ROM ore stockpile at the processing plant. Total operating costs average US$50.29 per ton delivered to the processing plant.  Description  Total Cost (Millions of US $)  Operating Costs  Process Plant  Quarry  $2,393  $796  Total Operating Costs  $3,189  Category  Total Cost (Millions of US$)  Total Personnel Cost  $832  Total Reagents  $754  Total Freight  $665  Total Fuels  $259  Total Other Materials and Services  $376  Total Maintenance Materials and Services  $189  Total Other including Equipment Leases  $331  Less Deferred Prestripping Transfer to Sustaining Capital  -$218  Total Operating Costs  $3,189

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Total Costs, Million US $  Figure 18.4: Summary of Annual Operating Costs by Area from the 2020 FS  $180  $160  $140  $120  $100  $80  $60  $40  $20  $0  1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26  Year of Operation  Total Quarry Operating Costs Total Quarry Operating Costs Average OPEX per Year  Total Costs, US $  Figure 18.5: Summary of Average Operating Cost per Ton Processed from the 2020 FS  $90  $80  $70  $60  $50  $40  $30  $20  $10  $0  1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26  Year of Operation  Quarry Cost per Ton of Ore Quarry Cost per Ton of Ore Average over Life of Quarry  18-9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  18.2.3 Level of Accuracy in the Estimates  The operating cost estimate (Opex) and capital cost estimate (Capex) for the Rhyolite Ridge Project are consistent with a Class 3 AACEI estimate, reflecting an accuracy range between ± 15%. The estimates will be updated for the final investment decision expected in 2024.  18.3 Risks Associates with the Specific Engineering Estimation Methods used to Arrive at the Estimates  The results of the Rhyolite Ridge economic analysis in this section represent forward-looking information that is subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented here. Forward-looking information includes Mineral Resource estimates; commodity prices; mine production plan; projected recovery rates; process methods; construction costs; schedule; and assumptions that project environmental approval and permitting will be forthcoming from county, state, and federal authorities.  18-10

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  ECONOMIC ANALYSIS  This section contains forward-looking information related to economic analysis for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were set forth in this sub-section including estimated capital and operating costs, project schedule and approvals timing, availability of funding, projected commodities markets and prices.  Demonstration of Economic Viability  The production schedule derived from the Stage 2 Production plan and associated capital and operating costs estimates described in Section 18.0 were analyzed using an economic model developed by WSP. The model was handed over to Fluor for finalization, and Fluor produced the economic results (Fluor Enterprises Inc., 2020d). The QP has relied upon the outcomes of Fluor’s economic analysis demonstrating that the Project is economically viable. Fluor’s economic analysis has formed the basis of the Mineral Reserve estimates.  Inputs into the economic analysis include the capital and operating costs, saleable lithium carbonate, lithium hydroxide, and boric acid tonnages, commodity price and revenue forecasts, and transportation and management costs previously described in Section 18.0. The cost estimates are based on work completed for the April 2020 FS. An AACEI Class 3 cost estimate with an accuracy range of ±15% was produced for the FS, and engineering design is 30% complete. The estimate reflects the Project’s EPCM execution strategy and baseline project schedule. The financial model uses post-tax nominal cashflows adjusted to real terms using a 2% inflation rate.  An 8% discount rate was applied to estimate Project Net Present Value (NPV).  The economics of the Rhyolite Ridge Project were evaluated using a real (non-escalated), after-tax discounted cash flow (DCF) model on a 100% project equity basis (unlevered). Included in the financial model are production costs, revenues, operating costs, and taxes.  This financial analysis covers the period from FS completion to final completion, and cash flows are reported in 1Q 2020 real U.S. dollars without allowance for escalation or currency fluctuation.  In summary, the Rhyolite Ridge FS has demonstrated strong project economics, made possible by having significant lithium and boron revenue streams.  Principal Assumptions  Key financial modeling assumptions are noted below in Table 19.1.  19-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 19.1: Key Financial Modeling Assumptions from the 2020 FS  19-2  Item  Parameter  General  Ore Mined  2.6 million short tons, average annual  Lithium Carbonate Production  22,153 short tons, average annual (years 1 to 3)  Lithium Hydroxide Production  22,131 short tons, average annual (years 4 to 26)  Boric Acid Production  176,245 short tons, average annual (life of quarry)  Opex US$ per ton  US$50.29 per short ton  Capex - Initial  US$785 million  Capex - Sustaining  US$492 million  Closure  US$20 million  Working Capital Assumptions  Accounts Receivable Lithium Carbonate  50 days  Accounts Receivable Boric Acid  95 days  Accounts Payable  60 days  Tax Rates Assumed  Federal Corporate Tax  21%  Nevada Minerals Tax  5%  Depletion Allowance  22%  Nevada Commerce Tax  0.05%  Nevada Property Tax Rate  3.02%  Assessed Book Value for Property Tax  35%  Nevada Modified Business Tax  2.00%  Nevada Sales Tax  6.85%  Other  Diesel (US$ per gallon)  US$2.34 (average life of quarry)  Inflation Rate  None  Discount Rate  8% Real  Currency  U.S. dollars (US$)

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  19.3 Cashflow Forecast  The financial analysis that was carried out for the FS was conducted using a discounted cash flow. This method calculates annual cash flows (based on a calendar year) using various sources of inputs, including operating expenses, capital expenses (both initial and sustaining), pricing forecasts, run-of-mine ore production, processing rates, etc. The annual cash flows are based on revenue in a specific period (calendar year) minus the projected expenses or taxes associated with life-of-mine operations. The result is then discounted using the discount rate that adjusts the cash flows for the time value of money. This method produces the present value of the expected future cash flows, also known as net present value (NPV). The discounted cash flow (DCF) equation is as follows:  DCF = CF1/(1+r)1 + CF2/(1+r)2 + CFn/(1+r)n  whereas:  19-3      CF = cash flow for the given year. CF1 is for year 1, CF2 is for year 2, CFn is for additional years  r = discount rate  The discount interest rate is used to determine the present value of future cash flows as described above. This factor helps determine if the future cash flows will be worth more than the project’s overall expenses in today’s dollars.  The internal rate of return is the discount rate that makes the net present value equal to 0.  The payback period is the amount of time that is required to return the cumulative cash flow (including initial capital and other project expenses) to 0. These values utilize free cash flow and do not consider the time value of money or discounted cash flows.  The economic analysis and sensitivities were completed using ±10% variation in one variable at a time. There were no 2 variable, or multi-variable, sensitivity analysis performed. Note that the equation to determine revenue is based on a linear relationship between prices of the metal (either lithium or boric acid) and the corresponding recovery rate. This linear relationship forces the sensitivities to be equal.  19.3.1 Results of Economic Analysis  The project’s total cash flow is detailed in Table 19.2, resulting in a cash flow of US$4.4 billion total for the 25-year life-of-quarry (LOQ) and US$173.2 million annually.  The Project’s overall revenue is shown below first, minus operating costs, taxes (production taxes and federal income tax), and miscellaneous costs following.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Table 19.2: Total Project Cash Flow – Details from the 2020 FS  19-4  Unit (US$)  Total - LoQ  Revenue  Lithium Carbonate (Ex-plant)  $000s  716,910  Lithium Hydroxide (Ex-plant)  $000s  6,172,731  Boric Acid (Ex-plant)  $000s  2,987,773  Sales of Excess Power  $000s  150,079  Total Revenue  $000s  10,027,492  Operating Costs  Mine  $000s  (796,017)  Plant  $000s  (2,542,779)  Total Operating Cost  $000s  (3,338,796)  Operating Income  $000s  6,688,697  Non-Operating Costs  Initial Capital  $000s  (785,480)  Sustaining Capital  $000s  (491,768)  Working Capital  $000s  (19,114)  Closure Costs  $000s  (20,000)  Salvage Value  $000s  122,790  Total Non-Operating Cost  $000s  (1,193,572)  Pre-Tax Cash Flow  $000s  5,495,125  State and Federal Taxes  Nevada Minerals Tax  $000s  (275,884)  Nevada Sales Tax  $000s  (67,698)  Nevada Modififed Business Tax  $000s  (15,307)  Nevada Commerce Tax  $000s  (5,061)  Nevada Property Tax  $000s  (93,708)  Total Nevada State Tax  $000s  (457,658)  Federal Income Tax  $000s  (666,381)  Total Tax Cost  $000s  (1,124,039)  After Tax Cash Flow  $000s  4,371,086

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Table 19.3: Economic Analysis Results – Annual from the 2020 FS

Description	Units	Total	Production Year								
			-3	-2	-1	1	2	3	4	5	6
Total Product [1,2]	000 tons	5,158			0	120	178	189	166	138	144
Total Revenue [3,4]	$000s	10,027,492			0	209,852	343,302	371,182	384,548	321,480	315,312
Operating Cost - Mine	$000s	(796,017)			0	(26,530)	(37,045)	(39,376)	(57,240)	(65,897)	(62,777)
Operating Cost - Plant	$000s	(2,542,779)			0	(75,366)	(104,933)	(102,044)	(98,532)	(92,794)	(92,115)
Total Operating Cost	$000s	(3,338,796)			0	(101,896)	(141,978)	(141,421)	(155,772)	(158,691)	(154,892)
Operating Income	**$000s**	**6,688,697**			**0**	**107,955**	**201,324**	**229,762**	**228,776**	**162,789**	**160,420**
Initial Capital Expense	$000s	(785,480)	(26,894)	(234,074)	(385,183)	(139,328)	0	0	0	0	0
Sustaining Capital Expense	$000s	(491,768)			0	(7,032)	(6,836)	(56,582)	(84,376)	(60,220)	(41,476)
Working Capital	$000s	(19,114)	0	0	281	(16,502)	(13,647)	(4,595)	5,551	8,898	(423)
Total Non-Operating Cost	$000s	(1,193,572)	(26,894)	(234,074)	(384,902)	(162,862)	(20,483)	(61,176)	(78,825)	(51,323)	(41,899)
Pre-Tax Cash Flow [5]	**$000s**	**5,495,125**	**(26,894)**	**(234,074)**	**(384,902)**	**(54,907)**	**180,841**	**168,585**	**149,951**	**111,466**	**118,521**
Nevada State Tax [6]	$000s	(457,658)			(1,707)	(11,137)	(18,721)	(20,665)	(20,550)	(16,077)	(15,254)
Federal Income Tax	$000s	(666,381)	0	0	0	0	(206)	(8,101)	(10,741)	(6,061)	(5,734)
After-Tax Cash Flow	**$000s**	**4,371,086**	**(26,894)**	**(234,074)**	**(386,610)**	**(66,044)**	**161,914**	**139,820**	**118,660**	**89,328**	**97,533**

Description	Units	Production Year									
		7	8	9	10	11	12	13	14	15	16
		Revenue									
Total Product [1,2]	000 tons	206	215	239	259	258	256	237	228	242	258
Total Revenue [3,4]	$000s	396,735	400,147	431,148	471,940	456,223	448,499	449,437	454,386	464,556	472,963
		Operating Costs									
Operating Cost - Mine	$000s	(61,263)	(48,765)	(37,734)	(35,579)	(33,928)	(35,238)	(35,169)	(27,589)	(24,131)	(24,596)
Operating Cost - Plant	$000s	(98,118)	(100,445)	(102,966)	(105,961)	(106,311)	(108,371)	(104,491)	(106,210)	(106,510)	(106,557)
Total Operating Cost	$000s	(159,380)	(149,210)	(140,700)	(141,540)	(140,239)	(143,610)	(139,659)	(133,799)	(130,641)	(131,153)
Operating Income	**$000s**	**237,355**	**250,937**	**290,448**	**330,400**	**315,984**	**304,890**	**309,778**	**320,587**	**333,915**	**341,810**
		Non-Operating Costs									
Initial Capital Expense	$000s	0	0	0	0	0	0	0	0	0	0
Sustaining Capital Expense	$000s	(51,027)	(32,151)	(15,383)	(19,548)	(15,444)	(13,363)	(12,475)	(20,151)	(10,301)	(926)
Working Capital	$000s	(12,489)	(2,936)	(6,690)	(6,058)	1,755	1,611	70	(1,096)	(2,598)	(1,885)
Total Non-Operating Cost	$000s	(63,516)	(35,087)	(22,073)	(25,606)	(13,689)	(11,752)	(12,405)	(21,248)	(12,899)	(2,811)
Pre-Tax Cash Flow [5]	**$000s**	**173,838**	**215,850**	**268,374**	**304,793**	**302,296**	**293,138**	**297,372**	**299,339**	**321,016**	**338,999**
		State and Federal Taxes									
Nevada State Tax [6]	$000s	(19,406)	(19,398)	(20,744)	(22,554)	(21,194)	(20,139)	(19,802)	(20,402)	(20,351)	(20,068)
Federal Income Tax	$000s	(13,342)	(17,855)	(29,971)	(36,122)	(34,541)	(33,055)	(34,059)	(36,519)	(39,698)	(41,926)
After-Tax Cash Flow	**$000s**	**141,090**	**178,597**	**217,659**	**246,117**	**246,561**	**239,944**	**243,511**	**242,418**	**260,967**	**277,004**

wsp
19-5

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

Description	Units	Production Year									
		17	18	19	20	21	22	23	24	25	26
		Revenue									
Total Product [1,2]	000 tons	259	253	165	176	180	166	175	172	193	87
Total Revenue [3,4]	$000s	474,113	472,032	326,428	353,200	372,906	351,383	357,479	355,800	380,696	191,746
		Operating Costs									
Operating Cost - Mine	$000s	(23,869)	(24,330)	(24,292)	(15,108)	(10,720)	(10,156)	(9,679)	(9,784)	(9,970)	(5,254)
Operating Cost - Plant	$000s	(105,065)	(105,690)	(90,289)	(94,418)	(97,234)	(96,358)	(95,729)	(96,661)	(98,059)	(51,550)
Total Operating Cost	$000s	(128,934)	(130,021)	(114,581)	(109,525)	(107,954)	(106,514)	(105,408)	(106,444)	(108,029)	(56,804)
Operating Income	**$000s**	**345,179**	**342,012**	**211,847**	**243,675**	**264,952**	**244,869**	**252,071**	**249,355**	**272,667**	**134,942**
		Non-Operating Costs									
Initial Capital Expense	$000s	0	0	0	0	0	0	0	0	0	0
Sustaining Capital Expense	$000s	(826)	(1,004)	(3,441)	(8,689)	(21,176)	(8,110)	(271)	(393)	(440)	(126)
Working Capital	$000s	(654)	628	19,926	(4,716)	(2,538)	3,115	(1,374)	504	(3,878)	20,628
Total Non-Operating Cost	$000s	(1,479)	(376)	16,486	(13,405)	(23,714)	(4,995)	(1,644)	111	(4,318)	20,501
Pre-Tax Cash Flow[5]	**$000s**	**343,700**	**341,635**	**228,332**	**230,269**	**241,237**	**239,874**	**250,427**	**249,466**	**268,349**	**155,443**
		State and Federal Taxes									
Nevada State Tax [6]	$000s	(19,671)	(19,020)	(11,420)	(12,804)	(16,231)	(15,030)	(15,237)	(15,218)	(16,444)	(8,416)
Federal Income Tax	$000s	(43,402)	(43,443)	(24,651)	(29,956)	(32,975)	(30,216)	(31,660)	(31,203)	(34,704)	(16,239)
After-Tax Cash Flow	**$000s**	**280,627**	**279,172**	**192,261**	**187,509**	**192,031**	**194,628**	**203,530**	**203,045**	**217,201**	**130,788**

Notes:
1. Annual ROM Ore and Waste Quantities are provided in Table 13.3
2. Total product tons includes a combination of Li_2CO_3, LiOH, and H_3BO_3. See Table 13.3 for individual product tonnage.
3. Annual price assumptions are detailed in Section 16.
4. Revenue includes $6.7 M annually beginning in 2026 for Sales of Excess Power
5. Project cash flow includes Reclamation Expenditure and Salvage Value after Year 2048
6. State taxes include Nevada Minerals Tax, Nevada Modified Business Tax, Nevada Sales Tax, Nevada Commerce Tax, and Nevada Property Tax

19.3.2 Net Present Value, Internal Rate of Return, and Payback Period

The Net Present Value (NPV), Internal Rate of Return (IRR) and Payback period are summarized along with other pertinent project economic parameters in Table 19.4.

Table 19.4: Project Economic Summary from the 2020 FS

Item	Description
IRR (internal rate of return, unlevered)	18.10%
NPV (net present value) (8% real)	US$ 1.108 billion
Payback period	8.8 years
Revenue	US$ 10.0 billion
EBITDA	US$ 6.2 billion
EBITDA margin	62.14%
After-tax cash flow (CF)	US$ 4.4 billion
Quarry life	25.24 years

wsp 19-6

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  19.3.3 Taxes, Royalties, Other Government Levies, or Interests  Tax estimates are based on guidance given by KPMG tax consultants in a memorandum issued June 19, 2019. The components of total taxes include the following:  19-7    Nevada Property and Local Tax: Real and personal property are taxed at 35% of actual value to arrive at the assessed value. For the purposes of the financial model, the property tax rate was reported by KPMG as 3.02%. The Nevada property tax is calculated by applying the tax rate to 35% of the book value, given as the non-depreciated portion of the capital and sustaining capital costs as estimated using straight-line depreciation methods.    Nevada Minerals Tax: Nevada charges an annual minerals tax on net proceeds from minerals mined or produced in Nevada when they are sold or removed from the state. The tax is based on the actual production of minerals from all operating mines. It is a graduated tax with a top rate of 5%. The estimates of the Nevada minerals tax start with gross proceeds from the sale of the minerals and then certain deductions are taken from the gross proceeds to arrive at net proceeds. These allowable deductions are listed under Nevada Revised Statutes Chapter 362.120 and include certain costs of production, processing, transportation, marketing, royalties, and depreciation.    Nevada Sales Tax: Sales tax considerations were included in the current model as applicable. Machinery, equipment, commodities, materials, and supplies purchased for the project are tangible personal property that are subject to sales and use taxes, unless an exemption applies. The sales tax rate is applicable to the rate at the point of delivery in the state of Nevada, in this case Esmeralda County. The current rate in Esmeralda County is 6.85%.  Nevada taxes the sale, purchase, or lease of tangible personal property. Ordinarily, services provided in Nevada are generally not subject to sales and use taxes. Items such as chemicals and catalysts used for processing the materials are taxable to the processor.    Nevada Modified Business Tax: The Nevada modified business tax is applied at the rate of 2% on taxable wages.    Commerce Tax: The commerce tax is payable on annual gross revenue in excess of $4 million. The commerce tax rate is based on ioneer’s North American Industry Classification System (NAICS) code category of mining and is 0.051%. The commerce tax is an entity-level tax based on gross receipts.    Federal Corporate Tax: The calculation of U.S. federal corporate tax begins with gross revenues. Cash cost of operation are deducted from the revenues, as are allowances for depreciation (Modified Accelerated Cost Recovery System [MACRS]), depletion, and amortization to calculate taxable income before net operating loss (NOL) consideration.  Depletion is a deduction allowed as a mineral is extracted and sold. It is either based on the cost of acquisition or a percentage of income. It is calculated as a percentage of gross income from the property, not to exceed 50% of taxable income before the depletion deduction. The percentage depletion rate applied is 22%, which is the top rate and generally applies to sulphur, uranium, asbestos, lead, zinc, nickel, and mica production.  At report date, the only amortization deduction results from capitalized deferred stripping costs. The U.S. Internal Revenue Service (IRS) contemplates deferred stripping during the production phase if stripping

Effective Date: October 25, 2023 Rhyolite Ridge S-K 1300 TRS

more than one year of overburden takes place (as is the case for Rhyolite Ridge). This is considered a development cost, which occurs once access to the deposit is established, and commercial operations have commenced. Any such, development stripping costs could then be capitalized with a 10-year amortization period.

If the taxable income before NOL Consideration is positive for the given year, a federal tax rate of 21% is applied to calculate federal tax obligations. If the value is negative, the year has a NOL, which is carried forward and applied as a deduction to future year's cash flows. Note that the NOL deduction is limited to 80% of the yearly taxable income before NOL consideration.

19.4 Sensitivity Analysis

Fluor performed sensitivity analyses on fuel costs, labor costs, operating costs, capital costs, discount rate, lithium carbonate price, boric acid price, lithium recovery, and boron recovery in the financial model. Based on +/-10% changes in factors, the Project NPV in real dollars was calculated at an applied 8% discount rate. The outcomes of this analysis are summarized in Figure 19.1 in order of highest to lowest NPV sensitivity.

Figure 19.1: Project NPV Sensitivity to Various Factors (Millions of US$) from the 2020 FS


$1,018
Lithium Recovery -10% $804 $1,233 +10%
Lithium Price -10% $804 $1,233 +10%
Operating Costs +10% $911 $1,125 -10%
Boric Acid Recovery -10% $932 $1,103 +10%
Boric Acid Price -10% $932 $1,103 +10%
Capital Costs +10% $949 $1,088 -10%
Labor +10% $1,002 $1,034 -10%
Fuel +10% $1,006 $1,030 -10%
$700 $800 $900 $1,000 $1,100 $1,200 $1,300
NPV (Millions of US$)

The Project NPV sensitivity to incremental discount rate ranging from 8% to 12% (Figure 19.2) was also performed by Fluor.

Based on the sensitivity factors summarized in Figure 19.1 and Figure 19.2, the Project is most sensitive to increases in discount rate and least sensitive to changes in fuel cost.

19-8

Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  $1,018  $839  $686  $554  $440  $0  $200  $400  $600  $800  $1,000  Figure 19.2: Project NPV Sensitivity to Discount Rate from the 2020 FS  $1,200  7%  8%  9%  11%  12%  13%  Project NPV (Millions of US$)  10%  Discount Rate (%)  19-9

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  20.0 ADJACENT PROPERTIES  There are no material or relevant properties adjacent to the Project site and as such no data or information have been considered and used from adjacent properties.  20-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  21.0 OTHER RELEVANT DATA AND INFORMATION  The QPs believe that all material information has been stated in the above sections.  Future reserves and project value may be achieved by recovering lithium from ore with low boron content. ioneer will define the appropriate time to develop the process for lithium recovery with goal taking advantage of the spare capacity in lithium carbonate circuit generated during LOM.  21-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  INTERPRETATION AND CONCLUSIONS  This section contains forward-looking information related to Mineral Resources and the Mineral Reserves for the Project. The material factors that could cause actual results to differ materially from the conclusions, estimates, designs, forecasts or projections in the forward-looking information include any significant differences from one or more of the material factors or assumptions that were forth in this sub-section including geological and grade interpretations and controls and assumptions and forecasts associated with establishing the prospects for economic extraction, grade continuity analysis and assumptions, Mineral Resource model tons and grade and mine design parameters, equipment and operational performance that yield different results from mine plan projections, mining strategy and production rates, expected mine life and mining unit dimensions, prevailing economic conditions, commodity demand and prices are as forecast over the quarry life, overburden disposal volumes increase from predicted values, changes in permit requirements and status, changes to the MPO, and no unforeseen environmental, social or community events disrupt timely approvals, and estimated capital and operating costs, project schedule and approvals timing, availability of funding, projected commodities markets and prices.  Mineral Resources  Interpretations and Conclusions  Based on the information presented in this Documentation Report, the QP’s key conclusions are as follows:  22-1    The data collected during the 2018-2019 exploration drilling and sampling program was collected using appropriate industry standard practices relating to drilling, surveying, logging, sampling, analyses, and QA/QC.    The data from the ioneer and ALM was reviewed and validated by the QP and has been deemed appropriate for use in developing geological models and estimating Lithium-Boron Mineral Resources for the Project.    A geological model was developed using the validated ioneer and ALM drill hole data and ioneer geological mapping data. The current geological model has an increased focus on the stratigraphic component of the deposit, with mineralization constrained by correlatable geological units rather than grade shells that cross stratigraphic boundaries as in previous models.    Mining, processing, and market modifying factors studies assumptions and parameters from the 2020 FS were used to establish the reasonable prospects for eventual economic extraction necessary for estimating Mineral Resources.    Relative to the January 2020 Mineral Resource estimate, the updated March 2023 Mineral Resource estimate for the Project reflects a significant increase in the estimated resource tons, including the reporting of the Mineral Resources for the LoB-Li mineralization for the first time for the Project. The updated Mineral Resource estimate also presents an increase to the Lithium-Boron Mineral Resource tons as the impact of the LoB-Li mineralization resulted in a net expansion of the constraining Mineral Resource pit shell.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  22.1.2 Significant Risks and Uncertainties  The primary geological risk for the Project remains the level of understanding of the location, geometry, and displacement associated with localized faulting. The 2018-2019 drilling and detailed mapping performed by ioneer have improved the understanding of the location and impacts of localized faulting; however, some uncertainty still exists in localized areas, particularly where there appear to be significant differences in the structural interpretation between surface mapping and nearby drill holes.  There is additional geological risk for the project relating to the mining, processing and market economic factors, parameters, and assumptions used to support the reasonable prospects for eventual economic extraction of the Mineral Resources. The Mineral Resource estimates could be materially affected by any significant changes in the assumptions regarding forecast product prices, mining and process recoveries, or production costs. If the price assumptions are decreased or the assumed production costs increased significantly, then the cut-off grade must be increased and, if so, the potential impacts on the Mineral Resource estimates would likely be material and need to be re-evaluated.  While the mineralization is constrained to the west by the outcrop/subcrop of the mineralized units, the surface geological mapping and surface gravity survey suggest the basin extends significantly beyond the extents of the current drilling in the north, east, and south directions. While a significant inventory of Mineral Resources sufficient to support potential long-term mining operations has already been identified, the opportunity may exist to identify additional resources with more favorable characteristics such as higher grades, thicker mineralized horizons, and lower stripping ratios.  Mineral Reserves  Interpretations and Conclusions  Metallurgy and Processing  The objective of the processing facility is to produce boric acid and lithium carbonate from Rhyolite Ridge ore. The ore will be processed by vat acid leaching, impurity removal, evaporation, and crystallization, involving a flowsheet developed for this project using known and commercially proven equipment and technology. The flowsheet development has been supported by extensive test work and pilot plant programs.  While the Rhyolite Ridge individual process operations are commercially available with respect to equipment types and equipment sizes, the process flowsheet has been sequenced to exploit the unique mineralogy and chemistry of the Rhyolite Ridge ore that is different to traditional brine, or spodumene-based lithium production. A pilot plant was constructed to complete the metallurgical test work for the Rhyolite Ridge operations, including vat leaching, boric acid circuit, impurity removal, evaporation and crystallization, and lithium carbonate circuit. The test work produced a clear understanding of the processing chemistry, sequences, and understanding of the set points for optimal operation. This work was used as the basis to develop the plant design, cost estimates, and production forecasts in the FS.  A 3,860 stpd sulphuric acid plant is the heart of the Rhyolite Ridge operation. The sulphuric acid plant will produce commercial-grade (98.5%) sulphuric acid for vat leaching of ore; steam to drive the evaporation and crystallization steps; and electricity to drive the entire process. The associated power plant will generate 35 MW of electricity in an island mode – sufficient to run the entire facility and will be separate from the Nevada state power grid.  22-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  In summary, the evolution of the project’s flowsheet has been significant, and proven at pilot plant scale. This provides confidence that the Rhyolite Ridge Project will provide high recovery rates and become a major, low- cost, and long-term supplier of both lithium and boron.  Spent Ore Storage Facility  The SOSF is designed to be a zero-discharge facility and incorporates the necessary drainage and collection systems for a safe design. The SOSF has been designed to store a composite consisting of leached ore from the vats plus sulphate salts generated in the evaporation and crystallization circuits. This material is suitable for dry stacking, meaning there is no need for a conventional tailings dam. The SOSF will be constructed in two phases, with each phase storing approximately 12 million short tons of composite material. The facility has sufficient storage capacity to support the Project.  The SOSF will be located 1 mile south of the processing facilities; the material will be trucked from the processing plant and mechanically placed and compacted as necessary onto the SOSF.  Geotechnical  A geotechnical investigation including laboratory testing was completed to provide slope design recommendations. Lab results for a single sample indicated that the M5a unit has a friction angle of 7.8 degrees and 1.9 pound per square inch (psi) of cohesion. In slope stability analysis, the M5a unit was often the critical sliding surface and the model indicated that this surface could occur where the unit was dipping towards the quarry at an apparent dip as low as 5 degrees. The M5 unit is directly above the B5 ore seam and can have up to 600 feet of overburden above it within the quarry area.  No hydrogeological data was incorporated into the geotechnical analyses of the underlying geology, quarry configurations, or quarry design parameters. Project geotechnical analyses were completed under the assumption that the underlying geology and quarry walls would be dry.  The stability analyses of the OSFs also assumed the M5 unit would be stacked dry (unsaturated).  Hydrology  Springs are a contributor to the hydrology in the study area and are the origin for the channel flow of many drainages. No wetlands and/or drainages identified are anticipated to be jurisdictional and subject to Section 404 Clean Water Act permitting. Stormwater controls (diversion channels, culverts, and sediment ponds) will be constructed around the perimeter of the quarry, before the quarrying process begins in the respective area, to limit the quantity of water in the quarry, non-contact water (water that has not come in contact with disturbed ground or composite materials) will be diverted around the disturbed area and discharge to downstream water courses.  Hydrogeology  HGL (2020) developed and implemented a baseline hydrogeology program that included field characterization (well and VWP installation, well and spring sampling, packer testing, and long-term pumping test), groundwater flow modeling, and impacts assessment to support permitting and project design. Key groundwater-related issues were evaluated including the Stage 1 quarry dewatering for operations, groundwater supply evaluation, and Stage 1 quarry refilling and quarry lake formation post closure.  In-quarry dewatering wells and in-quarry collection through sumps and pumping will be necessary in all stages of quarry progression to maintain a dry, stable floor, as the lower hydraulic conductivity Cave Springs formation provides a barrier to groundwater flow in a significant portion of the proposed Stage 1 quarry. Dewatering rates  22-3

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  are predicted to range from 63 to 345 gpm with a life of (Stage 1) quarry average of 144 gpm. A minimum of one sump collection area will be maintained at all times in the lowest area of the quarry floor. Between production years 4 and 9, there may be two entirely separate mining areas in two separate quarries, in which case two dewatering areas will be used, one for each quarry. This water will be pumped out of the quarry using dewatering pumps where it will be sent to the process circuit for reuse.  The current plan is to develop an on-site water supply that will involve groundwater extraction to make up any difference between quarry dewatering production and the process water requirement of approximately 2,150 gpm. The hydrogeologic effects of groundwater production was simulated as a series of wells along the Cave Spring Drainage. Results indicate a groundwater depression would be developed that extends along Cave Spring Drainage to and somewhat beyond the Operational Project Area Boundary. It is not anticipated that the water supply pumping along Cave Spring Drainage would affect springs or other water users in or around the Operational Project Area  The post closure Stage 1 quarry will develop a lake which will be dominated by the high-evaporation characteristic of this area. Groundwater inflow to the quarry is predicted to be relatively low due to the low recharge in the region, structure and fault-controlled compartmentalization, and the very low permeability of the lacustrine sediments of the Cave Spring Formation which surrounds the majority of the proposed Stage 1 quarry. Given these conditions, the quarry lake is predicted to be a hydraulic sink, with an expected (base) case predicted quarry lake elevation of 5,761 feet asl compared to an approximate sink elevation of 5.823 ft asl and ranging from approximately 11 to 98 feet below the sink elevation for the different model sensitivity runs.  22.2.1.6 Infrastructure  The Rhyolite Ridge Project is designed to operate independent from the Nevada power grid. Power will be produced onsite using a steam power generator (STG). Steam will be produced from the waste heat boiler in the sulphuric acid plant to supply the STG. A peak power generation of 35.2 MW can be realized. At full load, total power consumption for the facility is estimated to be 30.5 MW (12 MW used by the sulphuric acid plant and  18.5 MW used by the ore processing facilities). The power plant design also includes a separate essential power 6 MW diesel generation and distribution system, providing black-start capability and assuring power availability to  essential systems, should the STG be down.  The Project’s water supply is anticipated to be sourced from onsite wells. Water from quarry dewatering wells will be supplemented with an onsite wellfield from which water will be conveyed to the processing facilities via pipeline and truck haulage.  22.2.1.7 Pit Targeting  Numerous pit targeting exercises were performed to identify the economic extents of the Stage 1 Pit and Stage 2 Pit. Key inputs influencing the pit targeting exercise included:  22-4              ROM Modifying Factors  Unit costs, including mining, processing, and sales costs Metallurgical recovery  Sales prices Cut-off grades  Geotechnical criteria, including overall pit slopes

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    22-5  Other external constraints such as the locations of buckwheat, permit boundaries, public utilities, and infrastructure  ROM Modifying Factors were applied to the in-situ block model to estimate ROM tonnages and grades that can be expected from the mining process. Based upon the results of this pit targeting exercise, the 65% revenue factor pit shell was chosen as a basis for the development of the Stage 2 Pit design due to its roughly 84 Mt of contained ore material that equates to approximately 32 years of ore production at an average ore production rate of 2.8 Mtpy. Increasing the revenue factor and additional study tons would have increased the study life of the Project but would have also included lower value Resources into the quarry plan without any substantial benefit in Project value on a Net Present Value basis by extending the FS life beyond the 30-year timeframe.  22.2.1.8 Quarry Design  While the pit targeting exercise helped to identify the lowest-cost ore within the designated study period, the Stage 1 and Stage 2 pit designs were defined by the presence of the M5 unit. Due to the highly sensitive nature of the quarry wall orientations to the dip and orientation of the M5 unit on pit slope stability, the pit design process required numerous iterations of the Stage 1 pit and Stage 2 pit before finding wall orientations that met pit slope stability criteria and met the other design objectives and constraints.  The Stage 1 pit was designed to maximize ore recovery to the extent possible while allowing ioneer to operate under an initial EIS permit for as long as possible. The resultant design for the Stage 1 pit included 82.4 Mt of overburden and 12.0 Mt of Measured and Indicated ore-grade material that equates to approximately 4.6 years of ore production at an average annual acid consumption rate of 1.38 Mtpa. The Stage 1 and Stage 2 pits have a combined 493.5 Mt of overburden and M5 material and 66.4 Mt of ore-grade material. Changes in the final Stage 2 pit highwall design were required to meet slope stability requirements, resulting in a loss of ore tons previously included in the mine design. There is an opportunity incorporate some or all of these tons back into the quarry, with additional drilling outside of the final Stage 2 pit extents to better define the dip and orientation of the M5 unit.  Rhyolite Ridge will become the first greenfield site in the United States to use automated haul trucks in the initial operation after numerous international projects have demonstrated favorable results using automated haul trucks. This has been shown to provide operating and capital costs advantages in addition to minimizing safety incidents. Reserves  Assumptions and parameters for Modifying factors from the mining, processing, and market studies were used to establish the reasonable prospects for eventual economic extraction necessary for estimating Mineral Reserves.  The April 2020 FS, 26-year Stage 2 Production Plan with the consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental Modifying Factors has demonstrated that the Project is economically viable at the time of reporting. The updated March 17, 2020, Ore Reserve estimate consists of:        32.0 Mt of Proven Ore Reserves at an average grade of 1,900 ppm Lithium and 16,250 ppm Boron.  34.5 Mt of Probable Ore Reserve at an average grade of 1,700 ppm Lithium and 14,650 ppm Boron  66.5 Mt of Proven and Probable Ore Reserves at an average grade of 1,800 ppm Lithium and 15,400 ppm Boron  The market analysis on the lithium market has concluded the following:

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS    22-6  The lithium market is growing significantly, and consumption will continue to be driven by the Li-ion battery sector, increasingly for automotive use, with rechargeable batteries forecast to register 22.9% CAGR through to 2028 based on Roskill’s analysis.      The demand is expected to absorb the ioneer product when it is available.  The strategy should focus on all major market segments, especially the high growth Li-ion batteries.  Substantial market support for the project has already been achieved through a 105,000 metric tons per annum binding offtake agreement with one of the largest users and distributors to the boron industry, which represents over 50% of Rhyolite Ridge’s expected annual boric acid production.  22.2.1.9 Environmental  The Project will be an environmentally friendly operation with green power production, low-water usage, low emissions, and a modest surface footprint with no tailings dam.  ioneer has secured a number of critical permits for the Project and is in the process of securing other critical permits to advance the overall Project, particularly those required by:  Bureau of Land Management (BLM) of the U.S. Department of Interior – Plan of Operation and State of Nevada, Bureau of Mining Regulation and Reclamation (BMRR) – Nevada Reclamation Permit was submitted to both agencies and the BLM determined the application complete on August 26, 2020. A amendment to the application was submitted in July 2022.  State of Nevada, BMRR - Water Pollution Control Permit (WPCP) (required to construct, operate, and close a mining facility) was obtained on July 1, 2021 (NVN-2020107)  State of Nevada, Bureau of Air Pollution Control – Air Quality Permit was obtained on June 14, 2021 (AP1099-4256)  The BLM permitting process will require compliance with the NEPA; ioneer is actively assisting the BLM to meet these requirements including preparation of baseline reports and refinement of the facility’s Mine Plan of Operations.  22.2.1.10 Marketing  For lithium, based on both sets of Wood Mackenzie and Benchmark revised Q2 2023 forecasts, the lithium market is expected to be in deficit through 2024 and shift to surplus from 2025 through 2029 and to deficit from 2030 onwards. ioneer’s forecast production of approximately 20,000 t by 2026 will be needed by the market, and the capacity should be absorbed into demand by 2029 onwards. For boric acid, the global boric acid demand and supply were close to equilibrium pre-COVID 2019 at an 82% utilization rate, supply shortages occurred during the pandemic due to logistic disruptions, and it took until 1H 2022 for supply to recover. Although the industrial sector in Asia has slowed down in 2023, the market is currently in balance with a utilization rate of 82%, and the market is forecasted to become tight from 2024 and enter deficit from 2025 onwards. This means ioneer's production of approximately 174,400 Mtpy from 2026, and Fort Cady at 90,000 Mtpy from 2025 will be needed by the market and absorbed into demand by 2029 onward.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  Significant Risks and Uncertainties  The Project is following critical risk mitigation strategies, including the development of a Project risk register using Fluor’s proven risk identification and mitigation methods for execution of the Project.  Geological Risk  The primary geological risk for the Project remains the level of understanding of the location, geometry, and displacement associated with localized faulting and its impact on the dip and orientation of the M5a geologic unit. The 2018-2019 drilling and detailed mapping performed by ioneer have improved the understanding of the location and impacts of localized faulting; however, some uncertainty still exists in localized areas, particularly where there appear to be significant differences in the structural interpretation between surface mapping and nearby drill holes. The M5 unit is directly above the B5 ore seam and can have up to 600 feet of overburden above it within the quarry area. The M5a unit, which is assumed to comprise the top 5 to 10 feet of the total M5 unit across the deposit, is a very weak swelling clay with a friction angle of 7.8 degrees and 1.9 pound per square inch (psi) cohesion. The quarry wall becomes unstable in any area where the apparent dip exceeds the maximum allowable apparent dip.  Additional drilling data along the critical cross sections could significantly change the geologic interpretation regarding the nature of the folds and faults affecting the weak M5a (or any other weak bedding planes or geologic contacts) and that could materially impact the pit slope stability analysis. Once in operation, on-going wall monitoring will be required for any unexpected changes in the dip and orientation of the M5a unit that may cause pit wall instability or potential failure in advance of mining.  An unload of additional overburden material along the southeast and eastern extents of the Stage 2 Pit is required to mitigate potential pit slope stability issues due to the dip and orientation of the M5a unit outside of the initial Stage 1 Pit. Based on recommendations provided by EnviroMINE, this requires that mining outside of the Stage 1 Pit extents begin at the up-dip exposure of the eastern fold limbs with overburden removed down-dip to the west from the eastern extent of the Stage 2 Pit limits. Additionally, the Stage 2 Pit will be incrementally mined from south to north with the advancing face orientated roughly perpendicular to the dip of the M5a unit as mining advances.  No hydrogeological data was incorporated into the geotechnical analyses of the underlying geology, pit configurations, or pit design parameters. As such, EnviroMINE’s geotechnical analyses were completed under the assumption that the underlying geology and pit walls would be dry. WSP’s stability analyses of the OSFs also assumed the M5 unit would be stacked dry (unsaturated). If the pit walls cannot be fully dewatered, then the outcomes of the pit slope stability analyses will change and result in a decrease of the maximum allowable inter- ramp angle used to design the pit walls, thereby increasing strip ratio and associated overburden tonnages.  Buckwheat Constraint  A BLM sensitive species that was listed as a USFWS Endangered species of buckwheat plant, known as Tiehm’s buckwheat exists within the Rhyolite Ridge Project Site. A total of eight populations of this buckwheat species are scattered throughout the Mine Permit Boundary. ioneer is currently implementing a buckwheat protection plan which includes avoidance of the plant. Additional efforts to grow new populations from harvested seeds are also ongoing. The buckwheat protection plan is subject to continued research and developments from ongoing buckwheat mitigation studies. With the listing of the species by the USFWS and the designation of critical habitat  22-7

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  for the Tiehm’s buckwheat, consultation with the USFWS and issuance of a biological opinion that the proposed PoO will not jeopardize the continued existence of the species nor that the proposed project would adversely modify critical habitat will be required for each stage of mine development.  22.2.2.3 Marketing Risk  The marketing risk review identified five key commercial risks as listed below:  22-8    Customers do not accept that acceptable product can be produced and will not commit to contract volumes before the mine starting.          Customers do not honor contracts and MOU's resulting in lower sales levels.  The commercial team is not able to secure contracts to meet production levels.  Prices are less than expected due to oversupply or lower demand.  The market does not grow as predicted and sales volume are less than expected.  Each of these risks can be mitigated to some degree; however, in some cases, the residual risk is still significant.  22.2.2.4 Hydrogeological Risk  While the groundwater system is predicted to be able to sustain a well field along Cave Spring Drainage for process water make-up for the Stage 1 project, no additional analysis has been conducted to support the well field design. There is risk that wells would not perform effectively or that hydrogeologic conditions are not amenable to a well field in that area.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  RECOMMENDATIONS  Mineral Resources  In general, based on the results presented in this TRS, additional geological work should be performed on the Project as part of future studies to improve confidence and decrease Project risks. Based on the results of this Study, the following items are recommended:  23-1    Update the geological model to incorporate detailed geological mapping of the South Basin north of the county road.    Conduct further evaluation of faulting identified in drill holes and on surface mapping and update the geological model, as necessary.    Evaluate findings of seismic study once two-way travel time data has been converted to depth and incorporate structural and stratigraphic interpretation of seismic profiles into the geological model, as necessary.    Based on the results of the fault evaluation and seismic study, evaluate the need for targeted infill drilling to better define the geometry and displacement of any faults deemed to be poorly defined in the current data and modeling.    Evaluate additional domaining of HiB-Li and LoB-Li mineralization, particularly in the B5 and L6 units, to allow for identification of potential additional distinct and laterally continuous mineralized intervals within these units.    Consider further interpretive controls on the leapfrog lithological domain modeling to improve geological reasonableness of the domain modeling.    Perform a kriging neighborhood analysis (KNA) to evaluate the impacts on refining various model interpolation and estimation parameters and assumptions (i.e., sample selectivity, block size analyses and so forth).    Evaluate potential additional exploration planning in the south end of the South Basin, comprising reconnaissance level geophysical surveys and additional core drilling with the aim of identifying additional tons at higher Lithium-Boron grades based on observed grade trends in the current model.    Any additional exploration or infill drilling performed on the project should take into consideration the recommendations relating to analytical QA/QC presented in this TRS. This includes revising QA/QC protocol to include field duplicates, laboratory replicates (coarse and pulp replicates) and check assay analyses at a second independent commercial laboratory.

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  23.2 Mineral Reserves  Based on the information presented in this TRS and the accompanying FS, the following items are recommended:  23-2    Continue development of buckwheat protection plan and mitigation efforts, including:  Seed collection and storage  Greenhouse germination  Research sponsorship  Transplanting of adult populations  Soil testing to identify preferred soil conditions  Care and protection of existing populations  Genetic research    Perform additional drilling outside of the final Stage 2 pit extents to better define the dip and orientation of the B5 and M5 units and potentially increase mine reserves  Run new pit optimizations, design new pit, and update the production plan based on the new geologic model, buckwheat avoidance areas and any other updated modifying factors considerations.      Perform updated geotechnical assessment using revised geologic model with hydrogeological data incorporated.      Update process plant recoveries to improve project economics  Continued updating of marketing intelligence and sales plans to mitigate risks

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  24.0 REFERENCES  Amen and Carraher, 2012. Internal Geology Report for ALM. June 2012.  Benchmark Mineral Intelligence, Lithium Price Assessment – July 2021 Assessment. August 2021.  Carpenter, 2017. Summary of the Gravity Survey Conducted for Global Geoscience Ltd. on Rhyolite Ridge Project.  EM Strategies, Cultural Resources Inventory and Report,  EM Strategies, 2020b. 2019 Baseline Biological Survey Report – Access Road Right-of-Way. EMS, 2020b. Rhyolite Ridge Lithium-Boron Project. Prepared for ioneer USA, February 2020.  EnviroMine Inc. 2020. Rhyolite Ridge LOQ Quarry Geotechnical Recommendations, Esmeralda County, Nevada USA. Pre-Feasibility Level Report.  Fastmarkets Company, 2021. Lithium Spotlight Monthly Report. August 2021. Fastmarkets Company, 2021. Lithium Price Update, September 2021.  Fastmarkets Company, 2021. Global Lithium Wrap, September 2021.  Fluor, 2020. ioneer USA Corp. Rhyolite Ridge Lithium-Boron Project (Definitive) Feasibility Study (FS) Report. March 2020.  Golder, 2019. Technical Memorandum, Rhyolite Ridge Lithium-Boron S3 Unit Subdivision Technical Memorandum, November 2019.  Golder, 2020. JORC Mineral Resource Competent Person Documentation Report, February 2020.  HydroGeoLogica, Inc. 2020a. Rhyolite Ridge Baseline Hydrology Report. Prepared for ioneer USA Corporation, Reno, Nevada. May 2020. HydroGeoLogica, 2020b. Rhyolite Ridge Geochemical Characterization Report. May 2020  IHS Markit, 2020. 2020 Pier Report  International Trade Center (ITC) Trade Map, 2020. 2018-2020 Trade Statistics. Macquarie Group, 2021. Research, Lithium Market Outlook, April 2021.  Maia Research Co., Ltd. 2018. Global Borates Industry Market Research Report, February 2018.  Maia Research Co., Ltd. 2021. Global Polymer Lithium-Ion Battery Market Report 2020 by Key Players, Types, Applications, Countries, Market Size, Forecast to 2026 (Based on 2020 COVID-19 Worldwide Spread).  September 2021.  NewFields, 2019b. Rhyolite Ridge Spent Ore Storage Facility Engineering Design Report, Rhyolite Ridge Lithium- Boron Project prepared for ioneer USA, April 2019.  NewFields, 2019d. Socioeconomic Baseline Technical Report. NewFields, 2019d. Rhyolite Ridge Lithium-Boron Project. Prepared for IONEER USA, November 2019.  24-1

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  NewFields, 2020. Geotechnical Exploration of Residue Storage Facility and Process Facilities Areas of the DFS, March, 2020  NewFields, 2020a. Surface Water Resources Baseline Technical Report. Rhyolite Ridge Lithium-Boron Project, Esmeralda County, Nevada. Prepared for ioneer USA Corporation, Reno, Nevada. January 2020.  Newfields, 2020b. Land Use, Transportation, and Access Baseline Technical Report, Rhyolite Ridge Lithium- Boron Project, Prepared for ioneer USA, 2020.  Noble, 2018. Paleontology Resource Survey and Report on Rhyolite Ridge Project. Noble, P., 2018. Submitted to EM Strategies, Inc., September 2018.  Rhyolite Ridge Quarry Lake Evaluation Report, March 2020.  Roskill, 2021. Lithium – Outlook to 2031, 18th Edition. August 2021e  Shanghai Metal Market, 2018. China Boric Acid Market Study 2018-2022E, August 2018.  Stantec Consulting Services, Inc., 2019. Aquatic Resources Delineation Report, Rhyolite Ridge Project, Prepared for ioneer USA. October 2019  StormCrow Capital Ltd., 2015. Industry Report – Borates, April 2015  Wright Geophysics, 2019. Rhyolite Ridge Seismic Survey – 2019 GIS Database.  24-2

 Effective Date: October 25, 2023  Rhyolite Ridge S-K 1300 TRS  25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT  The WSP QPs have relied upon information provided by ioneer regarding mineral tenement and land tenure for the Project; the WSP QPs have not performed any independent legal verification of the mineral tenement and land tenure. The WSP QPs are not aware of any agreements or material issues with third parties such as partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings relating to the 386 Lode Mining Claims for the Project.  The WSP QPs for Mineral Resources and Mineral Reserves have relied upon the registrant to supply pricing and marketing information that was used in the following Sections:  25-1                    Section 1.5 – Mineral Resource Estimate  Section 1.6 - Mineral Reserve Estimate  Section 1.7 - Capital and Operating Costs  Section 11.3 – Basis for Establishing the Prospects of Economic Extraction for Mineral Resources  Section 12.2.5 – Cut-Off Grade Estimate  Section 12.2.6 – Pit Targeting Methodology and Pit Selection  Section 16.0 – Market Studies  Section 18.0 – Capital and Operating Costs  Section 19.0 – Economic Analysis  The WSP QPs have relied upon ioneer and other ioneer QPs to provide infrastructure, tailings storage and process designs and estimates, geotechnical analysis and designs, hydrogeological analysis and designs and environmental/permitting analysis and data in the development of the Mineral Reserves estimate, as described in the follow Sections:            Section 10 – Mineral Processing and Metallurgical Testing  Section 13 – Quarry Methods  Section 14 – Processing and Recovery Methods  Section 15 – Infrastructure  Section 17 – Environmental Studies, Permitting

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